NORTEL


10011199



NORTEL NETWORKS CORPORATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009

and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009


SEC MAIL PROCESSING
RECEIVED
APR 0 5 2010
WASH, D.C.
193
SECTION

Nortel Networks
5945 Airport Road, Mississauga, Ontario L4V 1R9
www.nortel.com

TABLE OF CONTENTS

The following Management's Discussion and Analysis (MD&A) is intended to help the reader understand the results of operations and financial condition of Nortel Networks Corporation. The MD&A should be read in combination with our audited consolidated financial statements and the accompanying notes. All monetary amounts in this MD&A are in millions and in United States (U.S.) Dollars except per share amounts or unless otherwise stated.

Certain statements in this MD&A contain words such as "could", "expect", "may", "anticipate", "believe", "intend", "estimate", "plan", "envision", "seek" and other similar language and are considered forward-looking statements or information under applicable securities laws. These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate. Consequently, our actual results could differ materially from our expectations set out in this MD&A. In particular, see the Risk Factors section of this report and elsewhere in this annual report on Form 10-K for the year ended December 31, 2009 (2009 Annual Report) for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Where we say "we", "us", "our", "Nortel" or "the Company", we mean Nortel Networks Corporation or Nortel Networks Corporation and its subsidiaries, as applicable. Where we say NNC, we mean Nortel Networks Corporation. Where we refer to the "industry", we mean the telecommunications industry.

Executive Overview

Creditor Protection Proceedings

We operate in a highly volatile telecommunications industry that is characterized by vigorous competition for market share and rapid technological development. In recent years, our operating costs have generally exceeded our revenues, resulting in negative cash flow. A number of factors have contributed to these results, including competitive pressures in the telecommunications industry, an inability to sufficiently reduce operating expenses, costs related to ongoing restructuring efforts described below, significant customer and competitor consolidation, customers cutting back on capital expenditures and deferring new investments, and the poor state of the global economy.

In recent years, we took a wide range of steps to attempt to address these issues, including a series of restructurings that have reduced the number of worldwide employees from more than 90,000 in 2000 to approximately 30,000 (including employees in joint ventures) as of December 31, 2008. In particular, in 2005, under the direction of new management, we began to develop a Business Transformation Plan with the goal of addressing our most significant operational challenges, simplifying the organizational structure and maintaining a strong focus on revenue generation and improved operating margins including quality improvements and cost reductions. These actions have included: (i) the outsourcing of nearly all manufacturing and production to a number of key suppliers, including, in particular, Flextronics Telecom Systems, Ltd. (Flextronics), (ii) the substantial consolidation of key research and development (R&D) expertise in Canada and China, (iii) decisions to dispose of or exit certain non-core businesses, such as our Universal Mobile Telecommunications System (UMTS) Access business unit, (iv) the creation and/or expansion of joint venture relationships, such as LG-Nortel Co. Ltd. (LGN) in Korea, our joint venture with LG Electronics, Inc. (LGE) and our joint venture in China, Guangdong-Nortel Telecommunications Equipment Company Ltd., (v) establishing alliances with various large organizations such as Microsoft, IBM and Dell, (vi) real estate optimizations, including the sale of our former headquarters in Brampton, Ontario, Canada, and (vii) the continued reorientation of our business from a traditional supplier of telecommunications equipment to a focus on cutting-edge networking hardware and software solutions. These restructuring measures, however, did not provide adequate relief from the significant pressures we were experiencing. As global economic conditions dramatically worsened beginning in September 2008, we experienced significant pressure on our business and faced a deterioration of our cash and liquidity, globally as well as on a regional basis, as customers across all businesses suspended, delayed and reduced their capital expenditures. The extreme volatility in the financial, foreign exchange, equity and credit markets globally and the expanding economic downturn and potentially prolonged recessionary period compounded the situation.

In addition, we made significant cash payments related to our restructuring programs, the Global Class Action Settlement (as defined in the Legal Proceedings section of our 2008 Annual Report), debt servicing costs and pension plans over the past several years. Due to the adverse conditions in the financial markets globally, the value of the assets held in our pension plans has declined significantly resulting in significant increases to pension plan liabilities that could have resulted in a significant increase in future pension plan contributions. It became increasingly clear that the struggle to reduce operating costs during a time of decreased customer spending and massive global economic uncertainty was putting substantial pressure on our liquidity position globally, particularly in North America.

Market conditions further restricted our ability to access capital markets, which was compounded by actions taken by rating agencies with respect to our credit ratings. In December 2008, Moody's Investor Service, Inc. (Moody's) issued a downgrade of the Nortel family rating from B3 to Caa2. With no access to the capital markets, limited prospects of the capital markets opening up in the near term, substantial interest carrying costs on over $4,000 of unsecured public debt, and significant pension plan liabilities expected to increase in a very substantial manner principally due to the adverse conditions in the financial markets globally, it became imperative for us to protect our cash position.

On January 14, 2009 (Petition Date), after extensive consideration of all other alternatives, with the unanimous authorization of our board of directors after thorough consultation with our advisors, we initiated creditor protection proceedings in multiple jurisdictions under the respective restructuring regimes of Canada, under the *Companies' Creditors Arrangement Act* (CCAA) (CCAA Proceedings), the U.S. under Chapter 11 of the U.S. Bankruptcy Code (Chapter 11) (Chapter 11 Proceedings), the United Kingdom (U.K.) under the Insolvency Act 1986 (U.K. Administration Proceedings), and subsequently, Israel under the Israeli Companies Law 1999 (Israeli Administration Proceedings). More recently, on May 28, 2009, one of our French subsidiaries, Nortel Networks SA (NNSA) was placed into secondary proceedings (French Secondary Proceedings). The CCAA Proceedings, Chapter 11 Proceedings, U.K. Administration Proceedings, Israeli Administration Proceedings and French Secondary Proceedings are together referred to as the "Creditor Protection Proceedings". On July 14, 2009, Nortel Networks (CALA) Inc. (NNCI), a U.S. based subsidiary with operations in the Caribbean and Latin America (CALA) region, also filed a voluntary petition for relief under Chapter 11 in the United States Bankruptcy Court for the District of Delaware (U.S. Court) and became a party to the Chapter 11 Proceedings. We initiated the Creditor Protection Proceedings with a consolidated cash balance, as at December 31, 2008, of approximately $2,400, in order to preserve our liquidity and fund operations during the process.

On June 19, 2009, we announced that we were advancing in discussions with external parties to sell our businesses. To date, we have completed a number of divestitures including: (i) the sale of substantially all of our Code Division Multiple Access (CDMA) business and Long Term Evolution (LTE) Access assets to Telefonaktiebolaget LM Ericsson (Ericsson); (ii) the sale of substantially all of the assets of our Enterprise Solutions (ES) business globally, including the shares of NGS and DiamondWare, Ltd., to Avaya Inc. (Avaya); (iii) the sale of the assets of our Wireless Networks (WN) business associated with the development of Next Generation Packet Core network components (Packet Core Assets) to Hitachi, Ltd. (Hitachi); and (iv) the sale of certain portions of our Layer 4-7 data portfolio to Radware Ltd. (Radware). In addition, we have, where applicable, completed bidding processes and received court approvals, as applicable, in the U.S. and Canada for further divestitures including: (i) the planned sale of substantially all of the assets of our Optical Networking and Carrier Ethernet businesses to Ciena Corp. (Ciena); (ii) the planned sale of substantially all of the assets of our Global System for Mobile communications (GSM)/GSM for Railways (GSM-R) business to Ericsson and Kapsch CarrierCom AG (Kapsch); (iii) the planned sale of substantially all of the assets of our Carrier VoIP and Application Solutions (CVAS) business to GENBAND; and (iv) the planned sale of its interest in LG-Nortel Co. Ltd. (LGN) in Korea, our joint venture with LG Electronics, Inc. (LGE). See "Significant Business Divestitures" below for further information on these divestitures, including approvals and conditions relating to certain pending sales.

Throughout the creditor protection process we have worked with our advisors and stakeholders to conduct the sales of businesses and assets and other restructuring matters in a fair, efficient and responsible manner in order to maximize value for our creditors, and in almost all matters, resolution has been reached on a consensual basis. These activities have been and continue to be monitored closely by the courts, the Canadian Monitor, the U.K. Administrators, the U.S. Creditors' Committee, the Bondholder Group, each as defined below, and other creditor groups.

Since determining in June 2009 that selling our businesses was the best path forward, more than $2,000 in net proceeds have been generated through the completed sales of businesses. Additional net proceeds of approximately $1,000 are expected upon the completion of the previously announced sales of our Optical Networking and Carrier Ethernet, GSM/GSM-R and CVAS businesses. To date, auctions for sale of four businesses have yielded $1,200 more in proceeds than initially set out in 'stalking horse' sale agreements. Substantially all proceeds received in connection with the completed sales of businesses and assets are being held in escrow until the final allocation of these proceeds as between various Nortel legal entities is ultimately determined. Through the sales completed or announced to date, we have preserved 13,000 jobs for our employees with the purchasers of these businesses.

While numerous milestones have been met, significant work remains under the Creditor Protection Proceedings. A Nortel business services group (NBS) was established in 2009 to provide global transitional services to purchasers of our businesses, in fulfillment of contractual obligations under transition services agreements (TSAs) entered into in connection with the sales of our businesses and assets. These services include maintenance of customer and network service levels during the integration process, and providing expertise in finance, supply chain management, information technology, research and development (R&D), human resources and real estate necessary for the orderly and successful transition of businesses to purchasers over a period of 12 to 24 months from the closing of the sales. NBS is also focused on maximizing the recovery of our accounts receivables, inventory and real estate assets, independent of the TSAs.

A core corporate group (Corporate Group) was also established in 2009 and is currently focused on a number of key actions, including the completion of announced sales and the sale of remaining businesses and assets, as well as exploring strategic alternatives to maximize the value of our intellectual property. The Corporate Group is also responsible for ongoing restructuring matters, including the creditor claims process, planning toward conclusion of the CCAA Proceedings and Chapter 11 Proceedings and any distributions to creditors. The Corporate Group also continues to provide administrative and management support to our affiliates around the world.

"Debtors" as used herein means: (i) us, together with NNL and certain other Canadian subsidiaries (collectively, Canadian Debtors) that filed for creditor protection pursuant to the provisions of the CCAA in the Ontario Superior Court of Justice (Canadian Court); (ii) Nortel Networks Inc. (NNI), Nortel Networks Capital Corporation (NNCC), NNCI and certain other U.S. subsidiaries (U.S. Debtors) that have filed voluntary petitions under Chapter 11 in the U.S. Court; (iii) certain Europe, Middle East and Africa (EMEA) subsidiaries (EMEA Debtors) that made consequential filings under the Insolvency Act 1986 in the High Court of England and Wales (English Court) (including NNSA, a French subsidiary that has commenced secondary proceedings in France); and (iv) certain Israeli subsidiaries that made consequential filings under the Israeli Companies Law 1999 in the District Court of Tel Aviv.

CCAA Proceedings

On the Petition Date, the Canadian Debtors obtained an initial order from the Canadian Court (Initial Order) for creditor protection for 30 days, pursuant to the provisions of the CCAA, which has since been extended to April 23, 2010 and is subject to further extension by the Canadian Court. There is no guarantee that the Canadian Debtors will be able to obtain court orders or approvals with respect to motions the Canadian Debtors may file from time to time to extend further the applicable stays of actions and proceedings against them. Pursuant to the Initial Order, the Canadian Debtors received approval to continue to undertake various actions in the normal course in order to maintain stable and continuing operations during the CCAA Proceedings.

Under the terms of the Initial Order, Ernst & Young Inc. was named as the court-appointed monitor under the CCAA Proceedings (Canadian Monitor). The Canadian Monitor has reported and will continue to report to the Canadian Court from time to time on the Canadian Debtors' financial and operational position and any other matters that may be relevant to the CCAA Proceedings. In addition, the Canadian Monitor may advise and, to the extent required, assist the Canadian Debtors on matters relating to the Creditor Protection Proceedings. On August 14, 2009, the Canadian Court approved an order that permits the Canadian Monitor to take on an enhanced role with respect to the oversight of the business, sales processes, claims processes and other restructuring activities under the CCAA Proceedings. On May 27, 2009 and July 22, 2009, representative counsel was appointed on behalf of the former employees of the Canadian Debtors and on behalf of the continuing employees of the Canadian Debtors, respectively (Representative Counsel). Our management and the Canadian Monitor have met with Representative Counsel to provide status updates and share information with them that has been shared with the representatives of other major stakeholders.

As a consequence of the CCAA Proceedings, generally, all actions to enforce or otherwise effect payment or repayment of liabilities of any Canadian Debtor arising prior to the Petition Date and substantially all pending claims and litigation against the Canadian Debtors and their officers and directors have been stayed until

April 23, 2010, or such later date as may be ordered by the Canadian Court. In addition, the CCAA Proceedings have been recognized by the U.S. Court as "foreign proceedings" pursuant to the provisions of Chapter 15 of the U.S. Bankruptcy Code, giving effect in the U.S. to the stay granted by the Canadian Court. A cross-border court-to-court protocol (as amended) has also been approved by the U.S. Court and the Canadian Court. This protocol provides the U.S. Court and the Canadian Court with a framework for the coordination of the administration of the Chapter 11 Proceedings and the CCAA Proceedings on matters of concern to both courts.

The Canadian Court has also granted charges against some or all of the assets of the Canadian Debtors and any proceeds from any sales thereof, including a charge in favor of the Canadian Monitor, its counsel and counsel to the Canadian Debtors as security for payment of certain professional fees and disbursements; a charge in favor of Goldman, Sachs & Co. as security for fees and expenses payable for certain financial advisory services; charges against NNL's and Nortel Networks Technology Corporation's (NNTC) facility in Ottawa, Ontario in favor of NNI (Ottawa Charge) with respect to an intercompany revolving loan agreement (NNI Loan Agreement); a charge in favor of NNI as security for excess payment by NNI of certain corporate overhead and R&D services provided by NNL to the U.S. Debtors; a charge to support an indemnity for the directors and officers of the Canadian Debtors relating to certain claims that may be made against them in such role, as further described below; in addition to the Ottawa Charge mentioned above, charges on the property of each of the Canadian Debtors as security for their respective obligations under the NNI Loan Agreement; an intercompany charge in favor of: (i) any U.S. Debtor that loans or transfers money, goods or services to a Canadian Debtor; (ii) any EMEA Debtors who provide goods or services to the Canadian Debtors; (iii) NNL for any amounts advanced by NNL to NNTC following the Petition Date; and (iv) Nortel Networks UK Limited (NNUK) for certain payments due by NNL to NNUK out of the allocation of sale proceeds NNL actually receives from future material asset sales, subject to certain conditions. Recently the court approved an additional charge against all of the property of the Canadian Debtors to secure payment of the amounts that have been determined to be payable to participants under the Special Incentive Plan (as defined below). Subject to the approval of the Canadian Court, a further charge is expected to be granted in favor of certain former employees and long term disability employees who are beneficiaries under the Settlement Agreement (as defined below) against all of the property of the Canadian Debtors to secure payment of the medical, dental, income, termination and pension payments agreed to be paid by the Canadian Debtors under the Settlement Agreement. For more information, see note 2 to the accompanying audited consolidated financial statements.

Chapter 11 Proceedings

Also on the Petition Date, the U.S. Debtors, other than NNCI, filed voluntary petitions under Chapter 11 with the U.S. Court. The U.S. Debtors received approval from the U.S. Court for a number of motions enabling them to continue to operate their businesses generally in the ordinary course. Among other things, the U.S. Debtors received approval to continue paying employee wages and certain benefits in the ordinary course; to generally continue their cash management system, including approval of a revolving loan agreement between NNI as lender and NNL as borrower with an initial advance to NNL of $75, to support NNL's ongoing working capital and general corporate funding requirements; and to continue honoring customer obligations and paying suppliers for goods and services received on or after the Petition Date. On July 14, 2009, NNCI also filed a voluntary petition for relief under Chapter 11 in the U.S. Court and thereby became one of the U.S. Debtors subject to the Chapter 11 Proceedings, although the petition date for NNCI is July 14, 2009. On July 17, 2009, the U.S. Court entered an order of joint administration that provided for the joint administration, for procedural purposes only, of NNCI's case with the pre-existing cases of the other U.S. Debtors.

As required under the U.S. Bankruptcy Code, on January 22, 2009, the United States Trustee for the District of Delaware appointed an official committee of unsecured creditors, which currently includes The Bank of New York Mellon, Flextronics Corporation, Pension Benefit Guaranty Corporation (PBGC) and Law Debenture Trust Company of New York (U.S. Creditors' Committee). The U.S. Creditors' Committee has the right to be heard on all matters that come before the U.S. Court with respect to the U.S. Debtors. There can be no assurance that the U.S. Creditors' Committee will support the U.S. Debtors' positions on matters to be presented to the U.S. Court.

In addition, a group purporting to hold substantial amounts of our publicly traded debt has organized (Bondholder Group). Our management and the Canadian Monitor have met with the Bondholder Group and its advisors to provide status updates and share information with them that has been shared with other major stakeholders. Disagreements between the Debtors and the U.S. Creditors' Committee and the Bondholder Group could protract and negatively impact the Creditor Protection Proceedings and the Debtors' ability to operate.

On December 8, 2009, we announced that NNI had entered into an agreement with John Ray for his appointment as principal officer of each of the U.S. Debtors and to work with Nortel management, the Canadian Monitor, the U.K. Administrators and various retained advisors, in providing oversight of the conduct of the businesses of the U.S. Debtors in relation to various matters in connection with the Chapter 11 Proceedings. This appointment was approved by the U.S. Court on January 6, 2010.

As a consequence of the commencement of the Chapter 11 Proceedings, generally, all actions to enforce or otherwise effect payment or repayment of liabilities of any U.S. Debtor preceding the Petition Date and substantially all pending claims and litigation against the U.S. Debtors have been automatically stayed for the pendency of the Chapter 11 Proceedings (absent any court order lifting the stay). In addition, the U.S. Debtors applied for and obtained an order in the Canadian Court recognizing the Chapter 11 Proceedings in the U.S. as "foreign proceedings" in Canada and giving effect, in Canada, to the automatic stay under the U.S. Bankruptcy Code.

Administration Proceedings

Also on the Petition Date, the EMEA Debtors made consequential filings and each obtained an administration order from the English Court under the Insolvency Act 1986. The filings were made by the EMEA Debtors under the provisions of the European Union's Council Regulation (EC) No 1346/2000 on Insolvency Proceedings (EC Regulation) and on the basis that each EMEA Debtor's center of main interests was in England. The UK Administration Proceedings currently extend to January 13, 2012, subject to further extension. Under the terms of the orders, a representative of Ernst & Young LLP (in the U.K.) and a representative of Ernst & Young Chartered Accountants (in Ireland) were appointed as joint administrators with respect to the EMEA Debtor in Ireland, and representatives of Ernst & Young LLP were appointed as joint administrators for the other EMEA Debtors (collectively, U.K. Administrators) to manage each of the EMEA Debtors' affairs, business and property under the jurisdiction of the English Court and in accordance with the applicable provisions of the Insolvency Act 1986. The Insolvency Act 1986 provides for a moratorium during which creditors may not, without leave of the English Court or consent of the U.K. Administrators, wind up the company, enforce security, or commence or progress legal proceedings. All of our operating EMEA subsidiaries except those in the following countries are included in the U.K. Administration Proceedings: Nigeria, Russia, Ukraine, Israel, Norway, Switzerland, South Africa and Turkey.

The U.K. Administration Proceedings in relation to NNUK have been recognized by the U.S. Court as "foreign main proceedings" pursuant to the provisions of Chapter 15 of the U.S. Bankruptcy Code, giving effect in the U.S. to the moratorium provided by the Insolvency Act 1986.

Certain of our Israeli subsidiaries (Israeli Debtors) have commenced separate creditor protection proceedings in Israel (Israeli Administration Proceedings). On January 19, 2009, an Israeli court (Israeli Court) appointed administrators over the Israeli Debtors (Israeli Administrators). The orders of the Israeli Court provide for a "stay of proceedings" in respect of the Israeli Debtors whose creditors are prevented from taking steps against the companies or their assets and which, subject to further orders of the Israeli Court, remains in effect during the Israeli Administration Proceedings. Under Israeli law, the Israeli Administration Proceedings are usually ended with either a scheme of arrangement, which returns an Israeli debtor to solvency, or a liquidation. On November 24, 2009, the Israeli Court approved a scheme of arrangement for both Israeli Debtors but resolved in a subsequent application to extend the appointment of the Israeli Administrators with respect to Nortel Networks Israel (Sales and Marketing) Limited (in administration) and provide the Israeli Administrators with the same scope of responsibilities and authorities granted to them under the stay of proceedings order. In light of the above, Nortel Networks Israel (Sales and Marketing) Limited (in administration) remained subject to administration proceedings and is still considered as an Israeli Debtor. The Israeli Administration Proceedings with respect to Nortel Communications Holdings (1997) Limited ended as of December 3, 2009.

On May 28, 2009, at the request of the U.K. Administrators of NNSA, the Commercial Court of Versailles, France (French Court) ordered the commencement of secondary proceedings in respect of NNSA. The French Secondary Proceedings consist of liquidation proceedings during which NNSA continued to operate as a going concern for an initial period of three months. On August 20, 2009, the French Court extended the French Secondary Proceedings until November 28, 2009. In accordance with the EC Regulation, the U.K. Administration Proceedings remain the main proceedings in respect of NNSA although a French administrator (French Administrator) and a French liquidator (French Liquidator) have been appointed and are in charge of the day-to-day affairs and continuing business of NNSA in France. The French Court has approved an order to: (i) suspend the liquidation operations relating to the sale of the assets and/or businesses of NNSA for a renewable period of two months, currently extending until the earlier of May 31, 2010 or the filing by Kaspch with the French Court of a letter stating that its bid for the GSM/GSM-R assets of NNSA has become unconditional; (ii) authorize the continuation of the business of NNSA so long as the liquidation operations are suspended; and (iii) maintain the powers of the French Administrator and French Liquidator during the suspension period, except with respect to the sale of assets and/or businesses of NNSA.

Significant Business Divestitures

CDMA and LTE Access Assets

On June 19, 2009, we announced that we, NNL, and certain of our other subsidiaries, including NNI, had entered into a "stalking horse" asset sale agreement with Nokia Siemens Networks B.V. (NSN) for the planned sale of substantially all of our CDMA business and LTE Access assets for $650. This sale required a court-approved bidding process, known as a "stalking horse" or 363 Sale under Chapter 11 that allowed other qualified bidders to submit higher or otherwise better offers. Bidding procedures were approved by the U.S. Court and Canadian Court in late June 2009. Competing bids were required to be submitted by July 21, 2009 and an auction with the qualified bidders was completed on July 24, 2009. Ericsson emerged as the successful bidder for a purchase price of $1,130, subject to certain post closing purchase price adjustments. We obtained U.S. Court and Canadian Court approvals for the sale to Ericsson on July 28, 2009. On November 13, 2009, we announced that following satisfaction of all closing conditions, the sale had concluded. Approximately 2,500 Nortel employees received offers of employment from Ericsson. In connection with this transaction, NNL and NNI paid an aggregate break-up fee of $19.5 plus $3 in expense reimbursements to NSN.

Nortel determined that the fair value less estimated costs to sell exceeded the carrying value of the CDMA business and LTE Access assets and liabilities and therefore no impairment was recorded on the reclassification of these assets to held for sale. A gain on disposal of the CDMA business and LTE Access assets has been recognized as part of reorganization items in the fourth quarter of fiscal 2009. See note 15 to the accompanying audited consolidated financial statements for additional details. The related CDMA business and LTE Access financial results of operations have not been classified as discontinued operations as they did not meet the definition of a component of an entity as required under U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Packet Core Assets

On September 21, 2009, we announced that we planned to sell, by "open auction", the Packet Core Assets of our WN business. The Packet Core Assets consist of software to support the transfer of data over existing wireless networks and the next generation of wireless communications technology including relevant non-patent intellectual property, equipment and other related tangible assets, as well as a non-exclusive license of certain relevant patents and other intellectual property. The Packet Core Assets exclude legacy packet core components for our GSM and Universal Mobile Telecommunications System (UMTS) businesses. On October 25, 2009, in accordance with court approved procedures, our principal operating subsidiary, NNL, and NNI, entered into an agreement with Hitachi for the sale of our Packet Core Assets for a purchase price of $10. On October 28, 2009, Nortel obtained U.S. Court and Canadian Court approval of the sale to Hitachi. On December 8, 2009, we announced that following satisfaction of all closing conditions, the sale was concluded. A gain on disposal of the Packet Core Assets has been recognized as part of reorganization items in the fourth quarter of fiscal 2009. See note 15 to the accompanying audited consolidated financial statements for additional details. The related Packet Core Assets financial results of operations have not been classified as discontinued operations as they did not meet the definition of a component of an entity as required under U.S. GAAP.

Enterprise Solutions Business

On July 20, 2009, we announced that we, NNL, and certain of our other subsidiaries, including NNI and NNUK, had entered into a "stalking horse" asset and share sale agreement with Avaya for our North American, CALA and Asian ES business, and an asset sale agreement with Avaya for the EMEA portion of our ES business for a purchase price of $475. These agreements included the sale of substantially all of the assets of the ES business globally as well as the shares of NGS and DiamondWare, Ltd. This sale required a court-approved sale process under Chapter 11 that allowed other qualified bidders to submit higher or otherwise better offers. Bidding procedures were approved by the U.S. Court and Canadian Court on August 4, 2009. Competing bids were required to be submitted by September 4, 2009 and an auction with the qualified bidders commenced on September 11, 2009. On September 14, 2009, Avaya emerged as the successful bidder for the sale of substantially all of the assets of the ES business globally as well as the shares of NGS and DiamondWare, Ltd. for a purchase price of $900 in cash, subject to certain post closing purchase price adjustments, with an additional pool of $15 reserved for an employee retention program. We obtained U.S. Court and Canadian Court approvals for the sale to Avaya on September 16, 2009. On December 18, 2009, Nortel announced that the sale of substantially all of these assets had been completed. Under the terms of the sale, approximately 6,000 Nortel employees transferred to Avaya. The sale of certain ES assets held by Israeli subsidiaries was subsequently approved by the Israeli Court on December 21, 2009. All other closing conditions had been satisfied as of December 18, 2009.

Nortel determined that the fair value less estimated costs to sell exceeded the carrying value of the ES business and NGS assets and liabilities and therefore no impairment was recorded on the reclassification of these assets to held for sale. A gain on disposal of the ES business and NGS has been recognized in the fourth quarter of fiscal 2009. See note 15 to the accompanying audited consolidated financial statements for additional details. The related ES business and NGS financial results of operations have been classified as discontinued operations for all periods presented. For further information about discontinued operations see note 5 to the accompanying audited consolidated financial statements.

Optical Networking and Carrier Ethernet Businesses

On October 7, 2009, we announced that we, NNL, and certain of our other subsidiaries, including NNI and NNUK, had entered into a "stalking horse" asset sale agreement with Ciena for our North American, CALA and Asian Optical Networking and Carrier Ethernet businesses, and an asset sale agreement with Ciena for the EMEA portion of our Optical Networking and Carrier Ethernet businesses for a purchase price of $390 in cash, and 10 million shares of Ciena common stock. These agreements include the planned sale of substantially all the assets of our Optical Networking and Carrier Ethernet businesses globally. This sale required a court-approved sale process under Chapter 11 that allowed other qualified bidders to submit higher or otherwise better offers. Bidding procedures were approved by the U.S. Court and Canadian Court on October 15, 2009. Competing bids were ultimately required to be submitted by November 17, 2009. On November 22, 2009, in accordance with court approved procedures, we concluded an auction for the sale of these assets to Ciena, who emerged as the successful bidder, agreeing to pay $530 in cash, subject to certain post closing purchase price adjustments, plus $239 principal amount of Ciena convertible notes due June 2017. At a joint hearing on December 2, 2009, we obtained U.S. Court and Canadian Court approvals for the sale to Ciena.

Except in relation to NNSA, the U.K. Administrators have the authority, without further court approval, to enter into the EMEA asset sale agreement on behalf of each of the EMEA Debtors. In some EMEA jurisdictions, this transaction is subject to compliance with information and consultation obligations with employee representatives prior to completion of the sale.

In addition to the processes and approvals outlined above, consummation of the transaction is subject to the satisfaction of regulatory and other conditions and the receipt of various approvals, including the approval of the courts in France and Israel. This sale is expected to close in March 2010, subject to confirmation of receipt of all regulatory approvals and satisfaction of all closing conditions.

The related Optical Networking and Carrier Ethernet businesses assets and liabilities were classified as held for sale beginning in the fourth quarter of 2009. We determined that the fair value less estimated costs to sell exceeded the carrying value of the Optical Networking and Carrier Ethernet businesses assets and liabilities and therefore no impairment was recorded on the reclassification of these assets to held for sale. The related Optical Networking and Carrier Ethernet businesses financial results of operations have not been classified as discontinued operations as they did not meet the definition of a component of an entity as required under U.S. GAAP.

GSM/GSM-R Business

On September 30, 2009, we announced that we plan to sell by "open auction" substantially all of our global GSM/GSM-R business. In connection with this proposed sale, NNL also expects to transfer specified patents predominantly used in the GSM business and grant non-exclusive licenses of other relevant patents. This sale required a court-approved sale process under Chapter 11 that allowed other qualified bidders to submit offers. Bidding procedures were approved by the U.S. Court and Canadian Court on October 15, 2009. Competing bids were required to be submitted by November 16, 2009. An auction with the qualified bidders concluded on November 24, 2009, with Ericsson and Kapsch emerging as the successful bidders for the sale of these assets for a total purchase price of $103 in cash, subject to certain post closing purchase price adjustments. On November 18, 2009, Kapsch filed its bid for the GSM/GSM-R assets of NNSA with the French Administrator and the French Liquidator. On March 3, 2010, Kapsch filed an irrevocable and unconditional bid for such assets with the French Administrator and the French Liquidator. Nortel obtained U.S. Court and Canadian Court approvals for the sale to Ericsson and Kapsch on December 2, 2009.

Except in relation to NNSA, the U.K. Administrators have the authority, without further court approval, to enter into an EMEA asset sale agreement on behalf of each of the relevant EMEA Debtors. The sale of any GSM/GSM-R assets currently held by NNSA is subject to the approval of the French Court. In some EMEA jurisdictions, this transaction is subject to compliance with information and consultation obligations with employee representatives prior to completion of the sale. In addition to the processes and approvals outlined above, consummation of a GSM/GSM-R transaction is subject to the satisfaction of certain regulatory approvals and customary closing conditions. This sale is expected to close by the end of the first quarter of 2010, subject to regulatory approvals and closing conditions.

The related GSM/GSM-R business assets and liabilities have been classified as held for sale beginning in the fourth quarter of 2009. We determined that the fair value less estimated costs to sell exceeded the carrying value of the GSM/GSM-R business assets and liabilities and therefore no impairment was recorded on the reclassification of these assets to held for sale. The related GSM/GSM-R business financial results of operations have not been classified as discontinued operations as they did not meet the definition of a component of an entity as required under U.S. GAAP.

CVAS Business

On December 23, 2009, we announced that we, NNL, and certain of our other subsidiaries, including NNI and NNUK, had entered into a "stalking horse" asset sale agreement with GENBAND for our North American,

CALA and Asian CVAS business, and an asset sale agreement with GENBAND for the EMEA portion of CVAS business for a purchase price of $282, subject to balance sheet and other adjustments currently estimated at approximately $100, resulting in estimated net proceeds of approximately $182. These agreements include the planned sale of substantially all the assets of the CVAS business globally. This sale required a court-approved sale process under Chapter 11 that allowed other qualified bidders to submit higher or otherwise better offers. Bidding procedures were approved by the Canadian Court on January 6, 2010 and the U.S. Court on January 8, 2010. Competing bids were required to be submitted by February 23, 2010. No bids were received prior to the bid deadline. On February 24, 2010, we announced that we will not proceed to auction and will work towards closing the asset sale agreements with GENBAND. At a joint hearing on March 3, 2010, Nortel obtained U.S. Court and Canadian Court approval of the sale to GENBAND.

Except in relation to NNSA, the U.K. Administrators have the authority, without further court approval, to enter into the EMEA asset sale agreement on behalf of each of the EMEA Debtors. In some EMEA jurisdictions, this transaction is subject to compliance with information and consultation obligations with employee representatives prior to finalization of the terms of the sale.

In addition to the processes and approvals outlined above, consummation of the transaction is subject to the satisfaction of regulatory and other conditions and the receipt of various approvals, including governmental approvals in Canada and the United States and the approval of the courts in France and Israel. This sale is expected to close in the second quarter of 2010, subject to regulatory approvals and closing conditions.

The related CVAS business assets and liabilities will be classified as held for sale beginning in the first quarter of 2010. We have preliminarily identified individual assets of approximately $60 and liabilities of approximately $116 that are expected to be included as part of the sale transaction.

LGN Joint Venture

On May 27, 2009, we announced that NNL decided to seek a buyer for its majority stake (50% plus 1 share) in LGN, our Korean joint venture with LGE. Our affiliates based in Asia, including LGN, have not filed for creditor protection; however, pursuant to the ongoing Creditor Protection Proceedings, NNL filed a motion with the Canadian Court and received approval for a proposed sale process that has been agreed with LGE and the appointment of Goldman, Sachs & Co. to assist with the proposed divestiture. Any proposed sale that results from the sale process will require the consent of LGE under the terms of the joint venture agreement, and further approval of the Canadian Court.

Nortel Netas

On July 30, 2009, Nortel Networks International Finance & Holdings B. V. (NNIF), an EMEA Debtor, announced that it is evaluating its strategic options including a possible disposal of its 53.13% stake in Nortel Networks Netas Telekomunikasyon A.S. (Netas), a publicly traded Turkish company.

Purchase Price Adjustments

With respect to the divestitures discussed above, Nortel's sale agreements generally provide for post-closing adjustments to the stated purchase price based on the actual value of certain assets and liabilities as of the closing date relative to an estimate of those amounts at closing. Adjustments may be made for, among other things: (i) changes in net working capital; (ii) changes in amounts to be paid in respect of transferred employees, including such items as accrued compensation and vacation days, retirement benefits and severance amounts; and (iii) changes in amounts related to assets being transferred outside the United States, including purchase price reductions for assets in EMEA that are unable to be transferred due to further creditor protection proceedings and fixed purchase price reductions for assets transferred in China. In addition, some asset sale agreements include additional purchase price adjustments that depend on variations between estimated and actual inventory, net debt, standard margin and deferred profits of the businesses sold, under U.S. GAAP. None of these adjustments have materially changed, or are expected to materially change, the purchase price associated with the divestitures discussed above (other than with respect to the planned sale of Nortel's CVAS business as described above).

Transition Services Agreements

We have entered into TSAs in connection with certain of the completed divestitures discussed above and we are contractually obligated under such TSAs to provide transition services to certain purchasers of our businesses and assets.

In connection with the sale of substantially all of our CDMA business and LTE Access assets, we entered into a TSA with Ericsson pursuant to which we have agreed to provide certain transition services for a period of up to 12 to 24 months after closing of the transaction.

In connection with the sale of substantially all of our ES business, we have entered into a TSA with Avaya pursuant to which we have agreed to provide certain transition services for a period of up to 18 months (up to 12 months in certain jurisdictions in EMEA) after closing of the transaction.

In connection with the planned sale of substantially all of our GSM/GSM-R business, subject to completion of the divestiture, at closing, we expect to enter into a TSA with Ericsson pursuant to which we would agree to provide certain transition services for a period of up to 18 months (up to 12 months in certain jurisdictions in EMEA) after closing of the transaction and a TSA with Kapsch pursuant to which we would agree to provide certain transition services for a period of up to 12 months after closing of the transaction.

In connection with the planned sale of substantially all of our Optical Networking and Carrier Ethernet businesses, subject to completion of the divestiture, at closing, we expect to enter into a TSA with Ciena pursuant to which we would agree to provide certain transition services for a period of up to 24 months (up to 12 months in certain jurisdictions in EMEA) after closing of the transaction.

In connection with the planned sale of substantially all of our CVAS business, subject to completion of the divestiture, at closing, we expect to enter into a TSA with GENBAND pursuant to which we would agree to provide certain transition services for a period of up to 18 months (up to 12 months in certain jurisdictions in EMEA) after closing of the transaction.

Further Divestitures

The Creditor Protection Proceedings may result in additional sales or divestitures; however, we can provide no assurance we will be able to complete any further sale or divestiture on acceptable terms or at all. On February 18, 2009, the U.S. Court approved procedures for the sale or abandonment by the U.S. Debtors of assets with a *de minimis* value. The Canadian Debtors can generally take similar actions with the approval of the Canadian Monitor. In France, the French Administrator and French Liquidator have the ability to deal with assets of *de minimis* value in a similar way under statute. There is no formal concept of "abandonment of assets with a *de minimis* value" in the U.K. Administration Proceedings, although the U.K. Administrators will ordinarily not take any steps to deal with assets where there is no benefit to creditors in them doing so. As Nortel continues to advance in discussions to sell its other businesses, it will consult with the Canadian Monitor, the U.K. Administrators, the U.S. Creditors' Committee, the Bondholder Group and other stakeholders as appropriate (including the French Administrator, the French Liquidator and the Israeli Administrators as necessary), and any proposed divestiture may be subject to the approval of affected stakeholders and the relevant courts. There can be no assurance that any further proposed sale or divestiture will be developed, confirmed or approved, where required, by any of the relevant courts or affected stakeholders.

Jurisdictional Analysis

We continue to undertake an in-depth analysis to assess the strategic and economic value of several of our subsidiaries, in particular those that are not included in the sale of our businesses or are incurring losses and require financial assistance or support in order to carry on business. In light of this analysis, we have made decisions and will continue to make decisions to cease operations or commence liquidation of certain affiliates that are no longer considered strategic or material to the sale of our remaining businesses or assets.

Divestiture Proceeds Received

Proceeds of approximately $1,940, in connection with the completed sales of businesses and assets to date, have been received. These divestiture proceeds include the following approximate amounts:

(a) $1,028 from the sale of substantially all of Nortel's CDMA business and LTE Access assets;

(b) $18 from the sale of Nortel's Layer 4-7 data portfolio;

(c) $10 from the sale of Nortel's Packet Core Assets; and

(d) $884 from the sale of substantially all of Nortel's ES business, including the shares of DiamondWare, Ltd. and NGS.

The accompanying audited consolidated financial statements have been prepared by us. Of the $1,940 in proceeds received from divestitures as of December 31, 2009, approximately $1,928 is being held in escrow which is currently reported in NNL solely for financial reporting purposes. The ultimate determination of the final allocation of such proceeds among the various Nortel entities has not yet occurred and may be materially different from the NNL classification and related amounts shown in these financial statements. The IFSA and the escrow agreements for sales divestiture proceeds entered into by NNL, NNI and other Nortel legal entities provide for the processes for determining the final allocation of divestiture proceeds among such entities, either through joint agreement or, failing such agreement, other dispute resolution proceeding. Adjustments to the NNL classification and any related amounts arising from the ultimate outcome of the allocation agreement or other dispute resolution proceeding noted above will be recognized when finalized. The NNL classification and related amounts shown in the accompanying audited consolidated financial statements are not determinative of, and have not been accepted by any debtor estate, any party in interest in the Creditor Protection Proceedings or any court overseeing such proceedings, for purposes of deciding, the final allocation of divestiture proceeds.

As at December 31, 2009, a further $125 in the aggregate was expected to be received in connection with the divestiture of substantially all of our CDMA business and LTE Access assets and the divestiture of substantially all of our ES business, including the shares of DiamondWare, Ltd. and NGS, subject to the satisfaction of various conditions. Such amount, when received, will also be held in escrow until the final allocation of these proceeds as between various Nortel legal entities is ultimately determined. Subsequent to December 31, 2009, we have received $44 of the $125.

Business Operations

During the Creditor Protection Proceedings, and until the completion of any further proposed divestitures or a decision to cease operations in certain countries is made, the businesses of the Debtors continue to operate under the jurisdictions and orders of the applicable courts and in accordance with applicable legislation while we continue to focus on the completion of announced sales and the sale of remaining businesses and assets. We have continued to engage with our existing customer base in an effort to maintain delivery of products and services, minimize interruptions as a result of the Creditor Protection Proceedings and our divestiture efforts and resolve any interruptions in a timely manner. At the beginning of the proceedings, we established a senior procurement team, along with appropriate advisors, to address supplier issues and concerns as they arose to ensure ongoing supply of goods and services and minimize any disruption in our global supply chain. This procedure continues to function effectively and any supply chain issues are being dealt with on a timely basis.

Contracts

Under the U.S. Bankruptcy Code, the U.S. Debtors may assume, assume and assign, or reject certain executory contracts including unexpired leases, subject to the approval of the U.S. Court and certain other conditions. Pursuant to the Initial Order of the Canadian Court, the Canadian Debtors are permitted to repudiate any arrangement or agreement, including real property leases. Any reference to any such agreements or instruments and to termination rights or a quantification of our obligations under any such agreements or instruments is qualified by any overriding rejection, repudiation or other rights the Debtors may have as a result of or in connection with the Creditor Protection Proceedings. The administration orders granted by the English Court do not give any similar unilateral rights to the U.K. Administrators. The U.K. Administrators and in the case of NNSA, the French Administrator and the French Liquidator decide in each case whether an EMEA Debtor should continue to perform under an existing contract on the basis of whether it is in the interests of that administration to do so. Claims may arise as a result of a Debtor rejecting, repudiating or no longer continuing to perform under any contract or arrangement, which claims would usually be unsecured. Since the Petition Date, the Debtors have assumed and rejected or repudiated various contracts, including real property leases and commercial agreements. The Debtors will continue to review other contracts throughout the Creditor Protection Proceedings.

Creditor Protection Proceeding Claims

On August 4, 2009, the U.S. Court approved a claims process in the U.S. for claims that arose prior to the Petition Date. Pursuant to this claims process, proofs of claim, except in relation to NNCI, had to be received by the U.S. Claims Agent, Epiq Bankruptcy Solutions, LLC (Epiq), by no later than 4:00 p.m. (Eastern Time) on September 30, 2009 (subject to certain exceptions as provided in the order establishing the claims bar date). On December 2, 2009, the U.S. Court approved 4:00 p.m. (Eastern Time) on January 25, 2010 as the deadline for receipt by Epiq of proofs of claim against NNCI (subject to certain exceptions as provided in the order establishing the claims bar date).

On July 30, 2009, we announced that the Canadian Court approved a claims process in Canada in connection with the CCAA Proceedings. Pursuant to this claims process, subject to certain exceptions, proofs of claim for claims arising prior to the Petition Date had to be received by the Canadian Monitor by no later than September 30, 2009. This claims bar date does not apply to certain claims, including inter-company claims as between the Canadian Debtors or as between any of the Canadian Debtors and their direct or indirect subsidiaries and affiliates (other than joint ventures), compensation claims by current or former employees or directors of any of the Canadian Debtors, and claims of current or former directors or officers for indemnification and/or contribution, for which claims notification deadlines have yet to be set by the Canadian Court. Proofs of claim for claims arising on or after the Petition Date as a result of the restructuring, termination, repudiation or disclaimer of any lease, contract or other agreement or obligation had to, or must be, received by the Canadian Monitor by the later of September 30, 2009 and 30 days after a proof of claim package has been sent by the Canadian Monitor to the person in respect of such claim.

In relation to NNSA, claims had to be submitted to the French Administrator and the French Liquidator no later than August 12, 2009 with respect to French creditors and October 12, 2009 with respect to foreign creditors. In relation to the Israeli Debtors, the Israeli Court determined that claims had to be submitted to the Israeli Administrators by no later than July 26, 2009. Other than as set forth above with respect to NNSA, no outside bar date for the submission of claims has been established in connection with U.K. Administration Proceedings.

The accompanying audited consolidated financial statements for the year ended December 31, 2009 generally do not include the outcome of any current or future claims relating to the Creditor Protection Proceedings. Certain claims filed may have priority over those of the Debtors' unsecured creditors. The Debtors are reviewing all claims filed and have commenced the claims reconciliation process. Differences between claim amounts determined by the Debtors and claim amounts filed by creditors will be investigated and resolved pursuant to a claims resolution process approved by the relevant court or, if necessary, the relevant court will make a final determination as to the amount, nature and validity of claims. Certain claims that have been filed may be duplicative (particularly given the multiple jurisdictions involved in the Creditor Protection Proceedings), based on contingencies that have not occurred, or may be otherwise overstated, and would therefore be subject to revision or disallowance. The settlement of claims cannot be finalized until the relevant creditors and courts approve a plan. In light of the number of creditors of the Debtors, the claims resolution process may take considerable time to complete. See note 26 of the accompanying audited consolidated financial statements for additional information about claims.

Interim and Final Funding and Settlement Agreements

Historically, we have deployed our cash through a variety of intercompany borrowing and transfer pricing arrangements to allow us to operate on a global basis and to allocate profits, losses and certain costs among the corporate group. In particular, the Canadian Debtors have continued to allocate profits, losses and certain costs among the corporate group through transfer pricing agreement payments (TPA Payments). Other than one $30 payment made by NNI to NNL in respect of amounts that could arguably be owed in connection with the transfer pricing agreement, TPA Payments had been suspended since the Petition Date. However, the Canadian Debtors and the U.S. Debtors, with the support of the U.S. Creditors' Committee and the Bondholder Group, as well as the EMEA Debtors (other than NNSA), entered into an Interim Funding and Settlement Agreement (IFSA) dated June 9, 2009 under which NNI paid $157 to NNL, in four installments during the period ended September 30, 2009 in full and final settlement of TPA Payments for the period from the Petition Date to September 30, 2009. A portion of this funding may be repayable by NNL to NNI in certain circumstances. The IFSA was approved by the U.S. Court and Canadian Court on June 29, 2009 and on June 23, 2009, the English Court confirmed that the U.K. Administrators were at liberty to enter into the IFSA on behalf of each of the EMEA Debtors (except for NNSA which was authorized to enter into the IFSA by the French Court on July 7, 2009). NNSA acceded to the IFSA on September 11, 2009.

On December 23, 2009, we announced we, NNL, NNI, and certain other Canadian Debtors and U.S. Debtors entered into a Final Canadian Funding and Settlement Agreement (FCFSA). The FCFSA provides, among other things, for the settlement of certain intercompany claims, including in respect of amounts determined to be owed by NNL to NNI under our transfer pricing arrangements for the years 2001 through 2005. As part of the settlement, NNL has agreed to the establishment of a pre-filing claim in favor of NNI in the CCAA Proceedings in the net amount of approximately $2,063 (FCFSA Claim), which claim will not be subject to any offset. The FCFSA also provides that NNI will pay to NNL approximately $190 over the course of 2010, which amount includes the contribution of NNI and certain U.S. affiliates towards certain estimated costs to be incurred by NNL, on their behalf, for the duration of the Creditor Protection Proceedings. The FCFSA also provides for the allocation of certain other anticipated costs to be incurred by the parties, including those relating to the divestiture of our various businesses.

On January 21, 2010, we obtained approvals from the Canadian Court and the U.S. Court of the FCFSA and the creation and allowance of the FCFSA Claim. In addition, we obtained various other approvals from the Canadian Court and U.S. Court including authorization for NNL and NNI to enter into advance pricing agreements with the U.S. and Canadian tax authorities to resolve certain transfer pricing issues, on a retrospective basis, for the taxable years 2001 through 2005.

In addition, in consideration of a settlement payment of $37.5, the United States Internal Revenue Service (IRS) agreed to release all of its claims against NNI and other members of NNI's consolidated tax group for the years 1998 through 2008. As a result of this settlement, the IRS stipulated that its claim against NNI filed in the Chapter 11 Proceedings in the amount of approximately $3,000 is reduced to the $37.5 settlement payment. This settlement was a condition of the FCFSA and was approved by the U.S. Court on January 21, 2010. NNI made the settlement payment to the IRS on February 22, 2010.

APAC Debt Restructuring Agreement

As a consequence of the Creditor Protection Proceedings, certain amounts of intercompany payables to certain Nortel subsidiaries (APAC Agreement Subsidiaries) in the Asia-Pacific (APAC) region as of the Petition Date became impaired. To enable the APAC Agreement Subsidiaries to continue their respective business operations and to facilitate any potential divestitures, the Debtors have entered into an Asia Restructuring Agreement (APAC Agreement). Under the APAC Agreement, the APAC Agreement Subsidiaries will pay a portion of certain of the APAC Agreement Subsidiaries net intercompany debt outstanding as of the Petition Date (Pre-Petition Intercompany Debt) to the Canadian Debtors, the U.S. Debtors and the EMEA Debtors (including NNSA to the extent it elects to participate in the APAC Agreement). A further portion of the Pre-Petition Intercompany Debt will be repayable in monthly amounts but only to the extent of such APAC Agreement Subsidiary's net cash balance, and subject to certain reserves and provisions. The remainder of each APAC Agreement Subsidiary's Pre-Petition Intercompany Debt will be subordinated and postponed to the prior payment in full of such APAC Agreement Subsidiary's liabilities and obligations. All required court approvals with respect to the APAC Agreement have been obtained in the U.S. and Canada; however, implementation of the APAC Agreement for certain parties in other jurisdictions remains subject to receipt of outstanding regulatory approvals.

Export Development Canada Support Facility

Effective January 14, 2009, NNL entered into an agreement with EDC (Short-Term Support Agreement) to permit continued access by NNL to the EDC support facility (EDC Support Facility), for an interim period that was extended several times, for up to $30 of support based on its then-estimated requirements over the period. The EDC Support Facility provides for the issuance of support in the form of guarantee bonds or guarantee type documents issued to financial institutions that issue letters of credit or guarantee, performance or surety bonds, or other instruments in support of Nortel's contract performance. On June 18, 2009, NNL and EDC entered into a cash collateral agreement (Cash Collateral Agreement) in connection with the EDC Facility. NNL provided cash collateral of $6.5 for all outstanding post-petition support in accordance with the terms of the Cash Collateral Agreement, of which an aggregate of $1.5 has been released in the first quarter of 2010, and the charge that was previously granted by the Canadian Court over certain of Nortel's assets in favor of EDC is no longer in force or effect. The Short-Term Support Agreement expired without further extension on December 18, 2009. Further access by NNL to the EDC Support Facility is at the sole discretion of EDC. NNL's obligations under the EDC Support Facility are guaranteed by NNI and as of December 31, 2009, there was approximately $6 of outstanding support utilized under the EDC Support Facility.

Other Contracts and Debt Instruments

Our filings under Chapter 11 and the CCAA constituted events of default or otherwise triggered repayment obligations under the instruments governing substantially all of the indebtedness issued or guaranteed by NNC, NNL, NNI and NNCC. In addition, we may not be in compliance with certain other covenants under indentures, the EDC Support Facility and other debt or lease instruments, and the obligations under those agreements may have been accelerated. We believe that any efforts to enforce such payment obligations against the U.S. Debtors are stayed as a result of the Chapter 11 Proceedings. Although the CCAA does not provide an automatic stay, the Canadian Court has granted a stay to the Canadian Debtors that currently extends to April 23, 2010. Pursuant to the U.K. Administration Proceedings, a moratorium has commenced during which creditors may not, without leave of the English Court or consent of the U.K. Administrators, enforce security, or commence or progress legal proceedings. The Israeli Administration Proceedings also provide for a stay which remains in effect during the pendency of such proceedings.

The Creditor Protection Proceedings may have also constituted events of default under other contracts and leases of the Debtors. In addition, the Debtors may not be in compliance with various covenants under other contracts and leases. Depending on the jurisdiction, actions taken by counterparties or lessors based on such events of default and other breaches may be unenforceable as a result of the Creditor Protection Proceedings.

In addition, the Creditor Protection Proceedings may have caused, directly or indirectly, defaults or events of default under the debt instruments and/or contracts and leases of certain of our non-Debtor entities. These events of default (or defaults that become events of default) could give counterparties the right to accelerate the maturity of this debt or terminate such contracts or leases.

Flextronics

On January 14, 2009, we announced that NNL had entered into an amendment to arrangements (Amending Agreement) with a major supplier, Flextronics Telecom Systems, Ltd. (Flextronics). Under the terms of the Amending Agreement, NNL agreed to commitments to purchase $120 of existing inventory by July 1, 2009 and to make quarterly purchases of other inventory, and to terms relating to payment and pricing. Flextronics had notified us of its intention to terminate certain other arrangements upon 180 days' notice (in July 2009) pursuant to the exercise by Flextronics of its contractual termination rights, while the other arrangements between the parties would continue in accordance with their terms. Following subsequent negotiations, we resolved various ongoing disputes and issues relating to the interpretation of the Amending Agreement and confirmed, among other things, our obligation to purchase inventory in accordance with existing plans of record of $25. In addition, one of the supplier agreements with Flextronics was not terminated on July 12, 2009, as originally referenced in the Amending Agreement, but instead was extended to December 2009, with a further extension for certain products to July 2010.

We and Flextronics entered into an agreement dated November 20, 2009, which was approved by the U.S. and Canadian courts on December 2, 2009, that, among other things, provides a mechanism for the transfer of our supply relationship to purchasers of our other businesses or assets. In addition, this agreement resolves certain receivable amounts from and payable amounts due to Flextronics.

Since the Petition Date, we have periodically entered into agreements with other suppliers to address issues and concerns as they arise in order to ensure ongoing supply of goods and services and minimize any disruption in its global supply chain. In certain circumstances some of these agreements include advance deposit or escrow obligations, or purchase commitments in order to mitigate the risk associated with supplying us during the pendency of the Creditor Protection Proceedings.

Value, Listing and Trading of NNC Common Shares and NNL Preferred Shares

On January 14, 2009, we received notice from the New York Stock Exchange (NYSE) that it decided to suspend the listing of Nortel Networks Corporation common shares (NNC common shares) on the NYSE. The NYSE stated that its decision was based on the commencement of the CCAA Proceedings and Chapter 11 Proceedings. As previously disclosed, we also were not in compliance with the NYSE's price criteria pursuant to the NYSE's Listed Company Manual because the average closing price of NNC common shares was less than $1.00 per share over a consecutive 30-trading-day period as of December 11, 2008. Subsequently, on February 2, 2009, NNC common shares were delisted from the NYSE. NNC common shares are currently quoted in the over-the-counter market in the Pink Sheets under the symbol "NRTLQ".

On January 14, 2009, we received notice from the Toronto Stock Exchange (TSX) that it had begun reviewing the eligibility of NNC and NNL securities for continued listing on the TSX. However, the TSX stopped its review after concluding that the review was stayed by the Initial Order obtained by the Canadian Debtors pursuant to the CCAA Proceedings.

On February 5, 2009, the U.S. Court also granted a motion by the U.S. Debtors to impose certain restrictions and notification procedures on trading in NNC common shares and NNL preferred shares in order to preserve valuable tax assets in the U.S., in particular net operating loss carryovers and certain other tax attributes of the U.S. Debtors.

On June 19, 2009, we announced that we do not expect that holders of NNC common shares and NNL preferred shares will receive any value from the Creditor Protection Proceedings and we expect that the proceedings will ultimately result in the cancellation of these equity interests. As a result, we applied to delist the NNC common shares and NNL applied to delist the NNL preferred shares from trading on the TSX and delisting occurred on June 26, 2009 at the close of trading.

As a result of the TSX delisting, certain sellers of NNC common shares and NNL preferred shares who are not residents of Canada (non-residents) for purposes of the *Income Tax Act* (Canada) may be liable for Canadian tax and may be subject to tax filing requirements in Canada as a result of the sale of such shares after June 26, 2009. Also, purchasers of NNC common shares and NNL preferred shares from non-residents may have an obligation to remit 25% of the purchase price to the Canada Revenue Agency. Parties to sales of NNC common shares or NNL preferred shares involving a non-resident seller should consult their tax advisors or the Canada Revenue Agency. The statements herein are not intended to constitute, nor should they be relied upon as, tax advice to any particular seller or purchaser of NNC common shares or NNL preferred shares.

On March 11, 2010, NNC, NNL, NNI and NNCC each filed a Form 15 related to their respective debt securities and all related guarantees, as applicable, reflecting the automatic suspension of reporting requirements under the Exchange Act as there were less than 300 holders of each series of securities as of January 1, 2010. As a result, NNC is no longer including supplemental condensed consolidating financial information regarding the guarantors and non-guarantors of the debt securities in the notes to the financial statements. NNL also intends to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934 shortly and suspend its obligations to file periodic reports with the SEC, including Forms 10-K, 10-Q and 8-K. Following the deregistration of its common shares, NNL will continue to be a "reporting issuer" under Canadian securities laws and, as a result, will remain subject to continuous disclosure requirements, including the filing of annual and quarterly financial statements and managements' discussion and analysis of financial results under applicable Canadian securities laws.

Annual General Meeting of Shareholders

We and NNL obtained an order from the Canadian Court under the CCAA Proceedings relieving NNC and NNL from the obligation to call and hold annual meetings of their respective shareholders by the statutory deadline of June 30, 2009, and directing them to call and hold such meetings within six months following the termination of the stay period under the CCAA Proceedings.

Termination of Derivative Instruments

To manage the risk from fluctuations in interest rates and foreign currency exchange rates, we had entered into various derivative transactions in accordance with our policies and procedures. However, as a result of the Creditor Protection Proceedings, the financial institutions that were counterparties in respect of these transactions have terminated the related instruments. Consequently, we are fully exposed to these interest rate and foreign currency risks and are expected to remain exposed at least until the conclusion of the Creditor Protection Proceedings.

Directors' and Officers' Compensation and Indemnification

The Initial Order of the Canadian Court in the CCAA Proceedings ordered the Canadian Debtors to indemnify directors and officers of the Canadian Debtors for claims that may be made against them relating to failure of the Canadian Debtors to comply with certain statutory payment and remittance obligations. The Initial Order also included a charge against the property of the Canadian Debtors in an aggregate amount not exceeding CAD$90 as security for such indemnification obligations. On February 26, 2010, the NNC and NNL boards of directors (Nortel Boards) approved the reduction in the amount of the charge to an aggregate amount not exceeding CAD$45 on the condition that such reduction shall have been approved by an order of the Canadian Court which order shall provide for certain related releases in respect of such claims. The reduction in the amount of the charge remains subject to the approval of the Canadian Court.

In addition, in conjunction with the Creditor Protection Proceedings, we established a directors' and officers' trust (D&O Trust) in the amount of approximately CAD$12. The purpose of the D&O Trust is to provide a trust fund for the payment of liability claims (including defense costs) that may be asserted against individuals who serve as directors and officers of NNC, or as directors and officers of other entities at NNC's request (such as subsidiaries and joint venture entities), by reason of that association with NNC or other entity, to the extent that such claims are not paid or satisfied out of insurance maintained by NNC and NNC is unable to indemnify the individual. Such liability claims would include claims for unpaid statutory payment or remittance obligations of NNC or such other entities for which such directors and officers have personal statutory liability but will not include claims for which NNC is prohibited by applicable law from providing indemnification to such directors or officers. The D&O Trust also may be drawn upon to maintain directors' and officers' insurance coverage in the event NNC fails or refuses to do so. The D&O Trust will remain in place until the later of December 31, 2015 or three years after all known actual or potential claims have been satisfied or resolved, at which time any remaining trust funds will revert to NNC.

Certain Nortel entities have not filed for bankruptcy protection (Cascade Subsidiaries). Under the laws of various jurisdictions in which the Cascade Subsidiaries operate, the directors, officers and agents of the Cascade Subsidiaries may be subject to personal liability. In order to protect individuals serving as directors on the boards of the Cascade Subsidiaries and to facilitate participation by the Cascade Subsidiaries in our sales of businesses and assets, NNL and NNI have agreed to contribute to a trust (Trust), which will indemnify individuals serving as directors on the boards of the Cascade Subsidiaries and their successors, if any, for any claims resulting from their service as a director, officer or agent of a Cascade Subsidiary, subject to limited exceptions. The establishment of the Trust remains subject to the approval of the Canadian Court and the U.S. Court.

Under the Nortel Networks Corporation Directors' Deferred Share Compensation Plan and the NNL Directors' Deferred Share Compensation Plan (DSC Plans), non-employee directors could elect to receive all or a portion of their compensation for services rendered as a member of the Nortel Boards, any committees thereof, and as board or committee chairperson, in share units, in cash or a combination of share units and cash. As part of the relief sought in the CCAA Proceedings, we requested entitlement to pay the directors their compensation in cash on a current basis, notwithstanding the terms of, or elections under the DSC Plans, during the period in which the directors continue as directors in the CCAA Proceedings. On the Petition Date, the Canadian Court granted an order providing that our directors are entitled to receive remuneration in cash on a then-current basis at then-current compensation levels less an overall $25 thousand reduction. Without this court order, to the extent that directors had elected to receive their compensation in the form of share units, the directors would have received no compensation for their services on a go-forward basis. Since the Petition Date, share units credited under the DSC Plans have not been settled even though several directors have retired from the Nortel Boards. We do not expect to settle any share units held under the DSC Plans in the future. Directors may have an unsecured claim in the CCAA Proceedings with respect to their share unit holdings.

Subsequently, in connection with the reduction in the size of the Nortel Boards from nine directors to three directors and the assumption by the Nortel Boards of additional roles and responsibilities previously discharged by certain committees thereof, the Nortel Boards amended the terms for director compensation effective August 11, 2009. For further information on the changes to director compensation in 2009, see "Director Compensation for Fiscal Year 2009" in the "Executive and Director Compensation" section of the 2009 Annual Report.

Workforce Reductions; Employee Compensation Program Changes

On February 25, 2009, we announced a workforce reduction plan intended to reduce our global workforce by approximately 5,000 net positions. During 2009, we commenced and continued to implement these reductions, in accordance with local country legal requirements. During the year ended December 31, 2009, we undertook additional workforce reduction activities. Given the Creditor Protection Proceedings, we have discontinued all remaining activities under our previously announced restructuring plans as of the Petition Date.

For further information, see the "Post-Petition Date Cost Reduction Activities" section of this report. In addition, we have taken and expect to take further, ongoing workforce and other cost reduction actions as we work through the Creditor Protection Proceedings.

We continued the Nortel Networks Limited Annual Incentive Plan (Incentive Plan) in 2009 for all eligible employees. The Incentive Plan was modified to permit quarterly rather than annual award determinations and payouts for 2009. This has provided a more immediate incentive for employees upon the achievement of critical shorter-term objectives. For further information on the Incentive Plan in 2009, see "Annual Incentive Plan" in the "Executive and Director Compensation" section of the 2009 Annual Report.

We are continuing the Incentive Plan for 2010. For further information see "Compensation Discussion & Analysis" in the "Executive and Director Compensation" section of the 2009 Annual Report.

Where required, we have obtained court approvals for retention and incentive compensation plans for certain key eligible employees deemed essential to the business during the Creditor Protection Proceedings. In March 2009, we obtained U.S. Court and Canadian Court approvals for a key employee incentive and retention program for employees in North America, CALA and Asia. The program consists of the Nortel Networks Corporation Key Executive Incentive Plan (KEIP) and the Nortel Networks Corporation Key Employee Plan (KERP). See "Key Executive Incentive Plan and Key Employee Retention Plan" in the "Executive and Director Compensation" section of the 2009 Annual Report for further information on the KEIP and the KERP.

On March 20, 2009, we obtained Canadian Court approval to terminate the Nortel Networks Corporation Change in Control Plan. For further information on this plan, see "CIC Plan" in the "Executive and Director Compensation" section of the 2009 Annual Report.

On March 4, 2010, we obtained U.S. Court approval and on March 8, 2010 we obtained Canadian Court approval for the Nortel Special Incentive Plan (Special Incentive Plan), which is designed to retain personnel at all levels of Corporate Group and NBS critical to complete our remaining work. The Special Incentive Plan was developed in consultation with independent expert advisors taking into account the availability of more stable and competitive employment opportunities available to these employees elsewhere. The Special Incentive Plan is supported by the Canadian Monitor, U.S. Creditors' Committee and the Bondholders Group. Representative Counsel to former Canadian employees was also advised of the Special Incentive Plan prior to its approval by the Canadian Court and U.S. Court. Approximately 88 percent of the Special Incentive Plan's costs are being funded by the purchasers of our businesses, pursuant to the terms of sales agreements. Certain purchasers have required that we retain key employees around the world to ensure that the transition to them of the acquired businesses is as effective and efficient as possible.

On February 27, 2009, we obtained Canadian Court approval to terminate our equity-based compensation plans (the Nortel 2005 Stock Incentive Plan, As Amended and Restated (2005 SIP), the Nortel Networks Corporation 1986 Stock Option Plan, As Amended and Restated (1986 Plan) and the Nortel Networks Corporation 2000 Stock Option Plan (2000 Plan)) and certain equity plans assumed in prior acquisitions, including all outstanding equity under these plans (stock options, stock appreciation rights (SARs), restricted stock units (RSUs) and performance stock units (PSUs)), whether vested or unvested. We sought this approval given the decreased value of NNC common shares and the administrative and associated costs of maintaining the plans to us as well as the plan participants. As at December 31, 2009, all options under the remaining equity-based compensation plans assumed in prior acquisitions had expired. See note 25, "Share-based compensation plans", to the accompanying audited consolidated financial statements, for additional information about our share-based compensation plans.

Settlement Agreement with Former and Disabled Canadian Employee Representatives

On February 8, 2010, the Canadian Debtors reached an agreement on certain employment related matters regarding our former Canadian employees, including our Canadian registered pension plans and benefits for

Canadian pensioners and our employees on long term disability (LTD). We entered into a settlement agreement with court-appointed representatives of our former Canadian employees, pensioners and LTD beneficiaries, Representative Counsel, the Canadian Auto Workers' union and the Canadian Monitor (Settlement Agreement). The Settlement Agreement remains subject to the approval of the Canadian Court. The Settlement Agreement provides that we will continue to administer the Nortel Networks Negotiated Pension Plan and the Nortel Networks Limited Managerial and Non-Negotiated Pension Plan (Canadian Pension Plans) until September 30, 2010, at which time these Canadian Pension Plans will be transitioned, in accordance with the Ontario *Pension Benefits Act*, to a new administrator appointed by the Office of the Superintendent of Financial Services. We, as well as the Canadian Monitor, will take all reasonable steps to complete the transfer of the administration of the Canadian Pension Plans to the new administrator. We will continue to fund these Canadian Pension Plans consistent with the current service and special payments we have been making during the course of the CCAA Proceedings through March 31, 2010, and thereafter will make current service payments until September 30, 2010.

For the remainder of 2010, we will continue to pay medical and dental benefits to our pensioners and survivors and our LTD beneficiaries in accordance with the current benefit plan terms and conditions. Life insurance benefits will continue unchanged until December 31, 2010 and will continue to be funded consistent with 2009 funding. Further, we will pay income benefits to the LTD beneficiaries and to those receiving survivor income benefits and survivor transition benefits through December 31, 2010. The employment of the LTD beneficiaries will terminate on December 31, 2010. The parties have agreed to work toward a court-approved distribution, in 2010, of the assets of Nortel's Health and Welfare Trust, the vehicle through which we generally have historically funded these benefits, with the exception of the income benefits described above, which we will pay directly.

The Settlement Agreement also provides that we will establish a fund of CAD$4.2 for termination payments of up to CAD$3 thousand per employee to be made to eligible terminated employees as an advance against their claims under the CCAA Proceedings.

A charge in the maximum amount of CDN$57 against the Canadian Debtors' assets will be established as security in support of the payments to be made by us under the Settlement Agreement, which amount will be reduced by the amount of payments made. The Settlement Agreement also sets out the relative priority for claims to be made in respect of the deficiency in the Canadian Pension Plans and Nortel's Health and Welfare Trust. Under the Settlement Agreement, these claims will rank as ordinary unsecured claims in the CCAA Proceedings.

See note 14 in the accompanying audited consolidated financial statements for further information on our pension and employee benefits plans.

Basis of Presentation and Going Concern Issues

For periods ending after the Petition Date, we reflect adjustments to our financial statements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 852 "Reorganization" (ASC 852), assuming that we will continue as a going concern. The financial statements as of December 31, 2008 and for the years ended December 31, 2008 and December 31, 2007 have been presented on a consolidated basis to include us and all of our majority owned and controlled subsidiaries. After consideration of the guidance available in Financial Accounting Standards Board (FASB) Accounting Standards Codification ASC 810 "Consolidation" (ASC 810) and ASC 852, the financial statements as of and for the year ended December 31, 2009 have been presented on a basis that consolidates subsidiaries consistent with the basis of accounting applied in 2008 and prior except that, as disclosed further below, certain of our subsidiaries in EMEA, NNUK, NNSA and Nortel Networks (Ireland) Limited (collectively, EMEA Subsidiaries) and the subsidiaries the EMEA Subsidiaries control, have been accounted for under the equity method from the Petition Date.

ASC 852, which is applicable to companies that have filed petitions under applicable bankruptcy code provisions and as a result of the Creditor Protection Proceedings is applicable to us, generally does not change the manner in which financial statements are prepared. However, it does require that the financial statements for periods subsequent to the filing of an applicable bankruptcy petition distinguish transactions and events that are directly associated with a reorganization from the ongoing operations of the business. For this reason, our revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the Creditor Protection Proceedings must be reported separately as reorganization items in the statements of operations beginning in the quarter ended March 31, 2009. The balance sheets must distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, reorganization items must be disclosed separately in the statements of cash flows. We adopted ASC 852 effective on January 14, 2009 and have segregated those items outlined above for all reporting periods subsequent to such date.

As further described above, beginning on the Petition Date, we and certain of our subsidiaries in Canada, the U.S., and in certain EMEA countries filed for creditor protection under the relevant jurisdictions of Canada, the U.S., the U.K. and subsequently commenced separate proceedings in Israel, followed by secondary proceedings in France. We continue to exercise control over our subsidiaries located in Canada, the U.S., CALA and Asia (other than entities in Australia which are wholly-owned subsidiaries of NNUK and therefore are included in the Equity Investees, as defined below), and our financial statements are prepared on a consolidated basis with respect to those subsidiaries. Based on our review of the applicable accounting guidance, we have determined that we did not exercise all of the elements of control over the EMEA Subsidiaries once they filed for creditor protection and, in accordance with ASC 810, were required to deconsolidate the EMEA Subsidiaries, as well as those entities the EMEA Subsidiaries control (collectively, the Equity Investees). However, we continue to exercise significant influence over the operating and financial policies of the Equity Investees. As a result, since the Petition Date we have accounted for our interests in the Equity Investees under the equity method in accordance with FASB ASC 323 "Investments — Equity Method and Joint Ventures" (ASC 323). On the Petition Date, the Equity Investees were in a net liability position. As the carrying values of the Equity Investees' net liabilities were not considered to have differed materially from their estimated fair values and due to continuing involvement by us and our consolidated subsidiaries continuing involvement with the Equity Investees, including NNL's guarantee of the U.K. pension liability (see "Liquidity and Capital Resources — Future Uses and Sources of Liquidity — Pension and post-retirement obligations"), we concluded that the initial carrying value of our investment in these consolidated financial statements should reflect the Equity Investees' net liabilities and no gain or loss was recognized on deconsolidation. See note 2 of the accompanying audited consolidated financial statements

The accompanying audited consolidated financial statements include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements. Although we are headquartered in Canada, the accompanying audited consolidated financial statements are expressed in U.S. Dollars as the greater part of our financial results and net assets are denominated in U.S. Dollars.

The accompanying audited consolidated financial statements do not purport to reflect or provide for the consequences of the Creditor Protection Proceedings. In particular, such audited consolidated financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, all amounts that may be allowed for claims or contingencies, or the status and priority thereof, or the amounts at which they may ultimately be settled; (c) as to shareholders' accounts, the effect of any changes that may be made in our capitalization; (d) as to operations, the effect of any future changes that may be made in our business; or (e) as to divestiture proceeds held in escrow, the final allocation of these proceeds as between various Nortel legal entities, which will ultimately be determined either by joint agreement or through a dispute resolution proceeding (see note 2 to the accompanying audited consolidated financial statements).

The ongoing Creditor Protection Proceedings and completed and proposed divestitures of our businesses and assets raise substantial doubt as to whether we will be able to continue as a going concern. The accompanying audited consolidated financial statements have been prepared using the same U.S. GAAP and the rules and regulations of the SEC as applied by us prior to the Creditor Protection Proceedings, except as disclosed above and in notes 3 and 6 to the accompanying audited consolidated financial statements. While the Debtors have filed for and been granted creditor protection, the accompanying audited consolidated financial statements continue to be prepared using the going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. During the Creditor Protection Proceedings, and until the completion of any further proposed divestitures or a decision to cease operations in certain countries is made, the businesses of the Debtors continue to operate under the jurisdictions and orders of the applicable courts and in accordance with applicable legislation. We have continued to operate our remaining businesses by renewing and seeking to grow our business with existing customers, competing for new customers, continuing significant research and development (R&D) investments, and ensuring the ongoing supply of goods and services through the supply chain in an effort to maintain or improve customer service and loyalty levels. We have also continued our focus on cost containment and cost reduction initiatives during this time. It is our intention to continue to operate our businesses in this manner to maintain and maximize the value of our remaining businesses until they are sold or otherwise addressed. However, it is not possible to predict the outcome of the Creditor Protection Proceedings and, as such, the realization of assets and discharge of liabilities are each subject to significant uncertainty. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classification of our assets and liabilities. Further, a court approved plan in connection with the Creditor Protection Proceedings could materially change the carrying amounts and classifications reported in the accompanying audited consolidated financial statements.

Reporting Requirements

As a result of the Creditor Protection Proceedings, we are periodically required to file various documents with and provide certain information to the Canadian Court, the U.S. Court, the English Court, the Canadian Monitor, the U.S. Creditors' Committee, the U.S. Trustee and the U.K. Administrators. Depending on the jurisdictions, these documents and information may include statements of financial affairs, schedules of assets and liabilities, monthly operating reports, information relating to forecasted cash flows, as well as certain other financial information. Such documents and information, to the extent they are prepared or provided by us, will be prepared and provided according to requirements of relevant legislation, subject to variation as approved by an order of the relevant court. Such documents and information may be prepared or provided on an unconsolidated, unaudited or preliminary basis, or in a format different from that used in the financial statements included in our periodic reports filed with the SEC. Accordingly, the substance and format of these documents and information may not allow meaningful comparison with our regular publicly-disclosed financial statements. Moreover, these documents and information are not prepared for the purpose of providing a basis for an investment decision relating to our securities, or for comparison with other financial information filed with the SEC.

For a full discussion of the risks and uncertainties we face as a result of the Creditor Protection Proceedings, including the risks mentioned above, see the Risk Factors section of the 2009 Annual Report. For additional information on the Creditor Protection Proceedings, see note 2 to the accompanying audited consolidated financial statements. Further information pertaining to our Creditor Protection Proceedings may be obtained through our website at *www.nortel.com*. Certain information regarding the CCAA Proceedings, including the reports of the Canadian Monitor, is available at the Canadian Monitor's website at *www.ey.com/ca/nortel*. Documents filed with the U.S. Court and other general information about the Chapter 11 Proceedings are available at *http://chapter11.epiqsystems.com/nortel*. The content of the foregoing websites is not a part of this report.

Our Business

For most of 2009, we supplied end-to-end networking products and solutions that helped organizations enhance and simplify communications. These organizations ranged from small businesses to multi-national corporations involved in all aspects of commercial and industrial activity, to federal, state and local government agencies and the military. They included cable operators, wireline and wireless telecommunications service providers, and Internet service providers. We designed, developed, engineered, marketed, sold, supplied, licensed, installed, serviced and supported these networking solutions worldwide. Our technology expertise was across carrier and enterprise, wireless and wireline, applications and infrastructure.

Effective January 1, 2009, we decentralized several corporate functions and transitioned to a vertically integrated business unit structure. Enterprise customers are served by a business unit responsible for product and portfolio development, R&D, marketing and sales, partner and channel management, strategic business development and associated functions. Service provider customers were served by three business units with full responsibility for all products, services, applications, portfolio, business and market development, marketing and R&D functions: WN, CVAS and Metro Ethernet Networks (MEN). We decentralized our Carrier Sales and Global Operations teams as of July 1, 2009.

Our 2008 reportable segments were Carrier Networks (CN), ES, MEN and Global Services (GS). As of the first quarter of 2009, the GS reportable segment was decentralized and transitioned to the other reportable segments. In addition, commencing with the first quarter of 2009, we began to report LGN as a separate reportable segment. Prior to that time, the results of LGN were reported across all of our reportable segments. Commencing with the third quarter of 2009, we began reporting our CVAS business unit as a separate reportable segment. Prior to that time, the results of CVAS were included in the CN reportable segment. Commencing with the third quarter of 2009, the CN segment was renamed as the WN segment. Prior to the third quarter of 2009, the ES business was a separate reportable segment and the results of NGS were included in Other. As discussed above, in the fourth quarter of 2009, we completed the sale to Avaya of substantially all of the assets of the ES business globally, including the shares of NGS and DiamondWare, Ltd. The related ES and NGS financial results of operations have been classified as discontinued operations for all periods presented. Also in the fourth quarter of 2009, we completed the sale to Ericsson of substantially all of the CDMA business and LTE Access assets and the sale to Hitachi of the Packet Core Assets, each included in our WN segment.

As of December 31, 2009, our four reportable segments were WN, CVAS, MEN and LGN:

- As of December 31, 2009, the WN segment provides wireline and wireless networks and related services that help service providers and cable operators supply mobile voice, data and multimedia communications services for individuals and enterprises using cellular telephones, personal digital assistants, laptops, soft-clients, and other wireless computing and communications devices. As of December 31, 2009, WN includes GSM and UMTS solutions and the residual CDMA business.
- As of December 31, 2009, the CVAS segment offers circuit- and packet-based voice switching products that provide local, toll, long distance and international gateway capabilities for local and long distance telephone companies, wireless service providers, cable operators and other service providers.
- As of December 31, 2009, the MEN segment offers solutions designed to deliver carrier-grade Ethernet transport capabilities focused on meeting customer needs for higher performance and lower cost, with a portfolio that includes optical networking, Carrier Ethernet switching, and multiservice switching products, and related services. MEN includes the optical networking solutions business and the data networking and security solutions business.
- As of December 31, 2009, the LGN segment provides telecommunications equipment and network solutions, spanning wired and wireless technologies, to both service providers as well as enterprise customers in both the domestic Korean market and internationally. LGN's Carrier Network business unit (LGN Carrier) offers advanced CDMA and UMTS solutions to wireless service providers and also includes the Ethernet Fiber Access product line based on next-generation WDM-PON technology. LGN's Enterprise Solutions business unit (LGN Enterprise) offers a broad and diverse portfolio of voice, data, multimedia, unified communication systems and devices for business communication solutions.

Comparative periods have been recast to conform to the current segment presentation.

As discussed above, we entered into sale agreements with Ciena for the planned sale of substantially all of the assets of our Optical Networking and Carrier Ethernet businesses, included in our MEN segment, and sale agreements with Ericsson and Kapsch for the planned sale of substantially all of the assets of our GSM/GSM-R business, included in our WN segment. These assets and liabilities have been classified as assets held for sale. As also discussed above, we entered into sale agreements with GENBAND for the planned sale of substantially all the assets of the CVAS business, included in our WN segment.

Other Significant Business Developments

Decision on Mobile WiMAX Business and Alvarion Agreement

On January 29, 2009, we announced that we decided to discontinue our mobile WiMAX business and end our joint agreement with Alvarion Ltd. We worked closely with Alvarion and our mobile WiMAX customers to transition and/or settle our contractual obligations during the year to help ensure that ongoing support commitments are met without interruption or alternative settlements are reached that mutually benefit us and our customers.

Layer 4-7 Data Portfolio

On February 19, 2009, we announced that we had entered into a stalking horse asset purchase agreement to sell certain portions of our Layer 4-7 data portfolio, including certain Nortel Application Accelerators, Nortel Application Switches and the Virtual Services Switch, to Radware Ltd. for approximately $18. We received orders from the U.S. Court and Canadian Court that established bidding procedures for an auction that allowed other qualified bidders to submit higher or otherwise better offers. We subsequently received orders from the U.S. Court and Canadian Court approving the transaction with Radware as the successful bidder and on March 31, 2009, we completed this divestiture. The proceeds from this divestiture have been classified as restricted cash in long-term assets and are currently held in escrow, pending allocation as determined through the Creditor Protection Proceedings.

Calgary Facility

We previously announced that we had entered into an agreement of purchase and sale dated as of April 27, 2009, with The City of Calgary, Alberta, for the sale of our facility in Calgary for a purchase price of CAD$97, subject to certain standard adjustments. The sale was approved by the Canadian Court on May 15, 2009 and the sale was completed on June 15, 2009 for a final purchase price of CAD$97.

Results of Operations — Continuing Operations

As discussed above, we no longer combine the results of the Equity Investees with our consolidated results. As of the Petition Date, the Equity Investees are accounted for under the equity method of accounting. Prior to the Petition Date, the results of our Equity Investees were included in our consolidated results. Accordingly, the comparative information provided in this "Results of Operations — Continuing Operations" for the year ended December 31, 2009 may not allow meaningful comparison with prior years. The information provided in this "Results of Operations — Continuing Operations" for the year ended December 31, 2009 includes results relating to certain significant businesses and assets that have been sold or announced for sale, including substantially all of our CDMA business and LTE Access assets, the Packet Core Assets, substantially all of the assets of our Optical Networking and Carrier Ethernet businesses, substantially all of the assets of our GSM/GSM-R business , substantially all of the assets of our CVAS business, and LGN. See "Executive Overview — Creditor Protection Proceedings — Significant Business Divestitures".

Revenues

The following table sets forth our revenue by geographic location of the customers:

	For the Years Ended December 31,			2009 vs. 2008		2008 vs. 2007	
	2009	2008	2007	$ Change	% Change	$ Change	% Change
United States	$2,389	$3,062	$3,494	$ (673)	(22)	$(432)	(12)
EMEA[(a)]	46	1,615	1,846	(1,569)	(97)	(231)	(13)
Canada	335	499	651	(164)	(33)	(152)	(23)
Asia[(b)]	1,062	1,993	1,442	(931)	(47)	551	38
CALA	256	454	526	(198)	(44)	(72)	(14)
Consolidated	**$4,088**	**$7,623**	**$7,959**	**$(3,535)**	**(46)**	**$(336)**	**(4)**

(a) Excludes amounts related to Equity Investees of $902 for 2009.

(b) Excludes amounts related to Equity Investees of $64 for 2009.

For further discussion of the developments in our various reportable segments, including by geographical region, see "Segment Information."

2009 vs. 2008

During 2009, customers across all our businesses, in particular in North America, generally responded to ongoing negative macroeconomic and industry conditions and uncertainty by suspending, delaying and reducing their capital expenditures. The extreme volatility in the financial, foreign exchange and credit markets globally and the uncertainty created by the Creditor Protection Proceedings has compounded the situation, further impacting customer orders as well as normal seasonality trends. We continued to experience significant and increasing pressure on our global business due to these adverse conditions.

Revenues decreased to $4,088 in 2009 from $7,623 in 2008, a decrease of $3,535 or 46%. The lower revenues were due to decreases across all regions.

EMEA

Revenues decreased by $1,569 in EMEA in 2009 compared to 2008, primarily due to the deconsolidation of the Equity Investees, which include substantially all of our EMEA subsidiaries.

Asia

Revenues decreased by $931 in Asia in 2009 compared to 2008, due to decreases across all segments. In particular, the LGN segment decreased $561 and the WN segment decreased $249.

U.S.

Revenues in the U.S. decreased by $673 in 2009 compared to 2008, primarily due to decreases in the WN segment of $563.

CALA

Revenues decreased by $198 in CALA in 2009 compared to 2008, primarily due to a decrease of $151 in the WN segment and $28 in the MEN segment.

Canada

Revenues decreased by $164 in Canada in 2009 compared to 2008, primarily due to decreases of $103 in the WN segment and $38 in the MEN segment.

2008 vs. 2007

In 2008, customers across all our businesses, in particular in North America, responded to increasingly worsening macroeconomic and industry conditions and uncertainty by suspending, delaying and reducing their capital expenditures. The extreme volatility in the financial, foreign exchange and credit markets globally has compounded the situation, further impacting customer orders as well as normal seasonality trends. We continued to experience significant pressure on our business due to these adverse conditions with increasing global impact in the fourth quarter of 2008.

Revenues decreased to $7,623 in 2008 from $7,959 in 2007, a decrease of $336 or 4%. The lower revenues were due to decreases in the U.S., EMEA, Canada and CALA regions, partially offset by an increase in Asia.

U.S.

Revenues decreased by $432 in the U.S. in 2008 compared to 2007, primarily due to a decrease in the WN segment of $177, a decrease in the MEN segment of $130 and a decrease in the CVAS segment of $126.

EMEA

Revenues in EMEA decreased by $231 in 2008 compared to 2007, primarily due to a decrease in the WN segment of $190.

Canada

Revenues decreased by $152 in Canada in 2008 compared to 2007, primarily due to a decrease in the WN segment of $135 and the CVAS segment of $35, partially offset by an increase in the MEN segment of $17.

CALA

Revenues decreased by $72 in CALA in 2008 compared to 2007, primarily due to a decrease in the WN segment of $89, partially offset by an increase in the MEN segment of $17.

Asia

Revenues increased by $551 in Asia in 2008 compared to 2007, primarily due to increases in the LGN segment of $488 and the WN segment of $90, partially offset by a decrease in the MEN segment of $33.

Gross Margin

	For the Years Ended December 31,			2009 vs. 2008		2008 vs. 2007	
	2009	2008	2007	$ Change	% Change	$ Change	% Change
Gross profit	$1,732	$3,159	$3,338	$(1,427)	(45)	$(179)	(5)
Gross margin	42.4%	41.4%	41.9%		1.0 points		(0.5) points

2009 vs. 2008

Gross profit for 2009 was $1,732 compared to $3,159 in 2008, a decrease of $1,427 or 45%. The decrease in gross profit was primarily due to a decrease of $1,363 resulting from a decline in sales volumes and in the amount of higher margin deferred revenues recognized in 2009 compared 2008, the unfavorable impact of $199, primarily related to charges associated with the cancellation of certain equity based compensation plans and the impact of pension and post-retirement benefit plans, the unfavorable impact of $120 as a result of unfavorable foreign exchange fluctuations, and the unfavorable impact of $30 as a result of costs related to workforce reduction activities, partially offset by $189 in cost reductions, $151 as a result of the favorable impacts of product and price mix, the favorable impact of $126 as a result of a decrease in inventory provisions, the favorable impact of $51 related to lower warranty cost and the favorable impact of $20 as a result of purchase price variances. Gross profit was also negatively impacted by the deconsolidation of the Equity Investees in 2009. The deconsolidation of the Equity Investees in 2009 contributed to these various factors, with an overall negative impact on gross profit of $210 in 2009.

Gross margin for 2009 was 42.4% compared to 41.4% in 2008, an increase of 1.0 percentage points, primarily as a result of the favorable impacts of cost reduction of 4.6 percentage points, the favorable impact of product and price mix of 3.7 percentage points, the favorable impact of 3.1 percentage points as a result of a decrease in inventory provisions, the favorable impact of lower warranty cost of 1.2 percentage points and the favorable impact of purchase price variances of 0.5 percentage points, partially offset by unfavorable impact of 4.9 percentage points, primarily related to the cancellation of certain equity based compensation plans and the impact of pension and post-retirement benefit plans, the unfavorable impact of foreign currency exchange fluctuations of 2.9 percentage points. Gross margin was also positively impacted by the deconsolidation of the Equity Investees in 2009. The deconsolidation of the Equity Investees in 2009 contributed to these various factors, with an overall positive impact on gross profit of 4.1 percentage points in 2009.

2008 vs. 2007

Gross profit decreased to $3,159 in 2008 compared to $3,338 in 2007, a decrease of $179 or 5%. The decrease was primarily due to the unfavorable impacts of regional and product mix and price erosion of $133,a decrease in sales volume and in the amount of deferred revenues in 2008 compared to 2007 of $130, the unfavorable impact of foreign exchange fluctuations of $36, the reduced impact of purchase price variances of $30 and higher inventory provisions of $29. This decrease was partially offset by cost reduction initiatives of $191, a decrease in a contract-related accruals of $23.

Gross margin decreased to 41.4% in 2008 from 41.9% in 2007, a decrease of 0.5 percentage points, primarily as a result of the unfavorable impacts of regional and product mix of 1.7 percentage points, the unfavorable impact of foreign exchange fluctuations of 0.5 percentage points and higher inventory provisions and other changes each of 0.4 percentage points, partially offset by cost reduction initiatives of 2.4 percentage points.

SG&A and R&D Expenses

	For the Years Ended December 31,			2009 vs. 2008		2008 vs. 2007	
	2009	2008	2007	$ Change	% Change	$ Change	% Change
SG&A expense	$698	$1,152	$1,476	$(454)	(39)	$(324)	(22)
R&D expense	757	1,141	1,299	(384)	(34)	(158)	(12)

2009 vs. 2008

SG&A expense decreased to $698 in 2009 from $1,152 in 2008, a decrease of $454 or 39%. R&D expense decreased to $757 in 2009 from $1,141 in 2008, a decrease of $384 or 34%. The decreases in SG&A and R&D expenses were primarily due to the deconsolidation of the Equity Investees. Absent the impact of the deconsolidation, SG&A expense would have increased, reflecting higher costs related to workforce reduction activities, partially offset by the impact of headcount reductions and reduced sales and marketing spending in maturing technologies. The decreases in both R&D and SG&A expenses were partially offset by charges related to the cancellation of certain equity based compensation plans and costs related to workforce reduction activities.

2008 vs. 2007

SG&A expense decreased to $1,152 in 2008 from $1,476 in 2007, a decrease of $324 or 22%. R&D expense decreased to $1,141 in 2008 from $1,299 in 2007, a decrease of $158 or 12%. The decrease in SG&A expense was primarily due to cost savings from our previously announced restructuring activities that included headcount reductions and other cost reduction initiatives, a decrease in sales and marketing efforts in maturing technologies, a decrease in charges related to our employee compensation plans and lower internal control remediation and finance transformation expenses. R&D expense decreased mainly due to reduced spending for maturing technologies and a reduction in mobile WiMAX R&D expenditure as a result of the agreement with Alvarion Ltd. (now terminated), partially offset by an increase in spending on investments in potential growth areas.

Pre-Petition Date Cost Reduction Plans

The following table sets forth charges (recovery) incurred by restructuring plan:

	2009	2008	2007
Charge (recovery) by Restructuring Plan:			
November 2008 Restructuring Plan	$ (13)	$ 53	$—
2008 Restructuring Plan	(29)	103	—
2007 Restructuring Plan	(15)	71	162
2006 Restructuring Plan	—	(1)	15
2004 and 2001 Restructuring Plans	(79)	25	22
Total charge (recovery) excluding discontinued operations	(136)	251	199
Discontinued operations	(4)	50	11
Total charge (recovery) including discontinued operations	$(140)	$301	$210

As a result of the Creditor Protection Proceedings, we ceased taking any further actions under our previously announced workforce and cost reduction plans as of January 14, 2009. Any revisions to actions taken up to that date under previously. announced workforce and cost reduction plans will continue to be accounted for under such plans, and will be classified in cost of revenues, SG&A and R&D as applicable. Any remaining actions under these plans will be accounted for under the workforce reduction plan announced on February 25, 2009 (see note 12 to the accompanying audited consolidated financial statements). Our contractual obligations are subject to re-evaluation in connection with the Creditor Protection Proceedings and, as a result, expected cash outlays relating to contract settlement and lease costs are subject to change. As well, we are not following our pre-Petition Date practices with respect to the payment of severance in jurisdictions under the Creditor Protection Proceedings.

Recoveries primarily result from lease repudiations and other liabilities relinquished due to the Creditor Protection Proceedings and severance related accruals released from pre-Petition Date restructuring plans and reestablished under post–Petition Date cost reduction activities. For a description of our previously announced restructuring plans and further details of the charges (recovery) incurred, including by profit and loss category and by segment, see note 12 to the accompanying audited consolidated financial statements.

Post-Petition Date Cost Reduction Activities

In connection with the Creditor Protection Proceedings, we have commenced certain workforce and other cost reduction activities and will undertake further workforce and cost reduction activities during this process. The actions related to these activities are expected to occur as they are identified. The following current estimated charges are based upon accruals made in accordance with U.S. GAAP. The current estimated total charges to earnings and cash outlays are subject to change as a result of our ongoing review of applicable law. In addition, the current estimated total charges to earnings and cash outlays do not reflect all potential claims or contingency amounts that may be allowed under the Creditor Protection Proceedings and thus are also subject to change.

Workforce Reduction Activities

On February 25, 2009, we announced a workforce reduction plan to reduce our global workforce by approximately 5,000 net positions which, upon completion, is currently expected to result in total charges to earnings of approximately $270 with expected total cash outlays of approximately $160 and the balance being classified as a liability subject to compromise. Included in these amounts are actions related to the Equity Investees, which are described in note 28. On a consolidated basis, absent amounts related to the Equity Investees, the plan is currently expected to result in total charges to earnings of approximately $168 with expected total cash outlays of approximately $77 and the balance being classified as a liability subject to compromise. During the twelve months ended December 31, 2009, we undertook additional workforce reduction activities that, upon completion, are expected to result in total charges to earnings of approximately $176 with expected total cash outlays of $89 and the balance being classified as a liability subject to compromise. These amounts also include actions related to the Equity Investees, which are described in note 28. On a consolidated basis, absent amounts related to the Equity Investees, these activities are expected to result in total charges to earnings of approximately $116 with expected total cash outlays of approximately $54 and the balance being classified as a liability subject to compromise.

For the year ended December 31, 2009, approximately $103 of the total charges relating to the net workforce reduction of 4,065 positions were incurred as of December 31, 2009, which substantially completes the workforce and other cost reduction strategies announced during the year ended December 31, 2009 and discussed above. We currently expect to continue incurring charges and cash outlays related to workforce and other cost reduction strategies during 2010, as we progress through the Creditor Protection Proceedings. We will continue to report future charges and cash outlays under the broader strategy of the post petition cost reduction plan. Nortel incurred workforce reduction charges of $64 that were included in discontinued operations.

The following table sets forth charges by profit and loss category:

	For the year ended December 31, 2009
Cost of revenues	$ 32
SG&A	48
R&D	23
Other	—
Total charges	$103

The following table sets forth charges incurred by segment:

	For the year ended December 31, 2009
WN	$ 67
CVAS	25
MEN	11
LGN	—
Total charges	$103

Other Cost Reduction Activities

During the year ended December 31, 2009, our real estate related cost reduction activities resulted in charges of $8, which were recorded against SG&A and reorganization items. During the year ended

December 31, 2009, we recorded plant and equipment write downs of $14. During the year ended December 31, 2009, we recorded an additional charge of $9 against reorganization items for lease repudiations and other contract settlements. As of December 31, 2009, our real estate and other cost reduction balances were approximately $18, which are classified as subject to compromise.

Gain (Loss) on Sales of Businesses and Sales and Impairments of Assets

We recorded net gain on sales of businesses and sales and impairments of assets, excluding amounts included in reorganization items, of nil in 2009. The gains recorded related to the sale of certain portions of our Layer 4-7 data portfolio in the first quarter of 2009 and the sale of our Calgary facility in the second quarter of 2009. The sale of land in the fourth quarter of 2009, which resulted in a loss of $18, and lease repudiations in the fourth quarter of 2009 offset the gains recorded.

We did not have any material asset or business dispositions in 2008.

We recorded a gain on sales of businesses and assets of $31 in 2007, primarily due to the recognition of previously deferred gains of $21 related to the divestiture of our manufacturing operations to Flextronics, $10 related to the divestiture of the UMTS Access business and $12 related to the sale of a portion of our LGN wireline business. These gains were partially offset by a loss of $8 related to the disposals and write-offs of certain long-lived assets.

Shareholder Litigation Settlement Recovery

Under the terms of the Global Class Action Settlement, we agreed to pay $575 in cash and issue 62,866,775 NNC common shares and we will contribute to the plaintiffs one-half of any recovery resulting from our ongoing litigation against certain of our former officers.

Approximately 4% of the settlement shares were issued to certain plaintiffs' counsel in the first quarter of 2007. Almost all of the remaining settlement shares were distributed in the second quarter of 2008, to claimants and plaintiffs' counsel as approved by the courts.

Other Operating Expense — Net

The components of other operating expense (income) — net were as follows:

	For the Years Ended December 31,		
	2009	2008	2007
Royalty license income — net	$ (4)	$ (7)	$(20)
Litigation charges (recovery)	1	11	(2)
Other — net	108	45	(2)
Other operating expense (income) — net	$105	$49	$(24)

In 2009, other operating expense — net was $105, due primarily to other expenses of $108, partially offset by royalty income of $4 from cross patent license agreements. Other expenses primarily includes $90 in curtailment expense related to pension benefit obligations.

In 2008, other operating expense (income) — net was an expense of $49, primarily due to a $24 write-down of a tax credit, a charge related to an other than temporary impairment in the value of our investment of $11, litigation charges of $11 related to a patent infringement lawsuit settlement, partially offset by royalty income from cross patent license agreements of $7 and a net sales tax refund of $14.

In 2007, other operating expense (income) — net was income of $24, primarily due to $20 in royalties from patented technologies and $2 in litigation recovery primarily due to a third party bankruptcy claim settlement.

Other Income (Expense) — Net

The components of other income (expense) — net were as follows:

	For the Years Ended December 31,		
	2009	2008	2007
Gains (losses) on sales and write downs of investments	$ (3)	$ 1	$ (5)
Currency exchange gains (losses) — net	40	(38)	176
Billings under transition services agreement	15	—	—
Other — net	(4)	(17)	14
Other income (expense) — net	$48	$ (54)	$185

In 2009, Other income (expense) — net was income of $48, primarily comprised of currency exchange gains of $40 due to the weakening of the Canadian Dollar and the Korean Won against the U.S. Dollar and $15 related to the TSAs partially offset by $3 on losses on sales and write downs of investments.

In 2008, other income (expense) — net was an expense of $54, primarily due to losses related to foreign exchange fluctuations of $38, and included in Other-net were costs associated with acquisition-related and divestiture-related activities of $9. The unfavorable impact of foreign exchange fluctuations was primarily as a result of unfavorable changes in the foreign exchange rates of the Canadian Dollar and British Pound against the U.S. Dollar.

In 2007, other income (expense) — net was income of $185, primarily due to foreign exchange gains of $176. The increase in currency exchange gains was primarily due to the strengthening of the Canadian Dollar against the U.S. Dollar.

Interest Expense

Interest expense decreased $23 in 2009 compared to 2008, primarily as a result of the deconsolidation of the Equity Investees and, in accordance with ASC 852, interest expense in the U.S. incurred post-Petition Date is not recognized. As a result, $11 of interest payable on debt issued by the U.S. Debtors, including NNI, has not been accrued in the accompanying audited consolidated financial statements. In 2009, we have continued to accrue for interest expense of $282 in our normal course of operations related to debt issued by NNC or NNL in Canada based upon the expectation that it will be a permitted claim under the Creditor Protection Proceedings. During the pendency of the Creditor Protection Proceedings, we generally have not and do not expect to make payments to satisfy the interest obligations of the Debtors.

Interest expense decreased by $58 in 2008 compared to 2007. The decrease was primarily due to lower LIBOR rates and lower borrowing costs due to the $1,150 of unsecured convertible senior notes issued in March 2007 (Convertible Notes), that refinanced $1,125 of the $1,800 4.25% Notes due 2008. The remaining $675 of the 4.25% Notes due 2008 was refinanced in the first half of 2008.

Reorganization Items — net

Reorganization items represent the direct and incremental costs related to the Creditor Protection Proceedings such as revenues, expenses such as professional fees directly related to the Creditor Protection Proceedings, realized gains and losses, and provisions for losses resulting from the reorganization and restructuring of the business. Reorganization items consisted of the following:

	2009
Professional fees[a]	$ (120)
Interest income[b]	14
Lease repudiation[c]	47
Key Executive Incentive Plan / Key Employee Retention Plan[d]	(25)
Penalties[e]	(8)
Pension adjustment[f]	(215)
Settlements[g]	103
Gain on divestitures	1,210
Other[h]	(27)
Total reorganization items — net	$ 979

(a) Includes financial, legal, real estate and valuation services directly associated with the Creditor Protection Proceedings.
(b) Reflects interest earned due to the preservation of cash as a result of the Creditor Protection Proceedings.
(c) Nortel has rejected a number of leases, resulting in the recognition of non-cash gains and losses. Nortel may reject additional leases or other contracts in the future, which may result in recognition of material gains and losses.
(d) Relates to retention and incentive plans for certain key eligible employees deemed essential to the business during the Creditor Protection Proceedings.
(e) Relates to liquidated damages on early termination of contracts.
(f) Includes the net impact of the settlement of the U.S. Retirement Income Plan and related PBGC claim.
(g) Includes net payments pursuant to settlement agreements since the Petition Date, and in some instances the extinguishment of net liabilities. See note 26 to the accompanying consolidated financial statements for further information on settlements.
(h) Includes other miscellaneous items directly related to the Creditor Protection Proceedings, such as loss on disposal of certain assets, and revocation of a government grant.

Income Tax Expense

During the year ended December 31, 2009, Nortel recorded a tax expense of $122 on earnings from continuing operations before income taxes, and equity in net earnings of associated companies and Equity Investees of $887. The tax expense of $122 is largely comprised of several significant items, including $48 of income taxes on current year profits in various jurisdictions, $35 net tax accrual relating to the settlement agreement with the IRS (see "Executive Overview — Creditor Protection Proceedings — Interim and Final Funding and Settlement Agreements"), $48 from increases in uncertain tax positions and other taxes of $13. This tax expense was partially offset by a $3 benefit derived from various tax credits and R&D-related incentives, $13 of income taxes resulting from revisions to prior year tax estimates and a recovery of $6 relating to a benefit recorded as a result of the intraperiod allocation rules as described below.

Income tax expense or benefit from continuing operations is generally determined without regard to other categories of earnings, such as discontinued operations and other comprehensive income. An exception is provided when there is aggregate income from categories other than continuing operations and a loss from continuing operations in the current year. In this case, the tax benefit allocated to continuing operations is the amount by which the loss from continuing operations reduces the tax expenses recorded with respect to the other categories of earnings, even when a valuation allowance has been established against the deferred tax assets. In instances where a valuation allowance is established against current year losses, income from other sources, including discontinued operations, is considered when determining whether sufficient future taxable income exists to realize the deferred tax assets. During 2009, income from discontinued operations was offset by losses from continuing operations resulting in a benefit allocated to income tax expense from continuing operations of $6 and charges to discontinued operations of $6.

During the year ended December 31, 2008, Nortel recorded a tax expense of $3,193 on loss from continuing operations before income taxes, minority interests and equity in net earnings (loss) of associated companies of $1,281. Included in the loss from operations before income taxes is impairment related to goodwill in the amount of $1,571 that impacted Nortel's effective tax rate for the year ended December 31, 2008. The tax expense of $3,193 is largely comprised of several significant items, including $3,020 relating to the establishment of a full valuation allowance against Nortel's net deferred tax asset in all tax jurisdictions other than joint ventures in Korea and Turkey and certain deferred tax assets that are realizable through the reversal of existing taxable temporary differences. Also included in income tax expense is $98 of income taxes on historically profitable entities in Asia, CALA and Europe, $4 of income taxes relating to tax rate reductions enacted during 2008 in Korea, $38 of income taxes resulting from revisions to prior year tax estimates, $37 from increases in uncertain tax positions and other taxes of $25, primarily related to taxes on NNL preferred share dividends in Canada. This tax expense was partially offset by a $29 benefit derived from various tax credits and R&D related incentives.

We continue to assess the valuation allowance recorded against our deferred tax assets on a quarterly and annual basis. The valuation allowance is in accordance with FASB ASC 740 "Income Taxes" (ASC 740), which requires us to establish a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of a company's deferred tax assets will not be realized. We previously recorded a full valuation allowance in 2008 against our net deferred tax asset in all tax jurisdictions other than joint ventures in Korea and Turkey. Based on the available evidence, we have determined that a full valuation allowance continues to be necessary as at December 31, 2009 for all jurisdictions other than Korea and Turkey. For additional information, see "Application of Critical Accounting Policies and Estimates — Income Taxes" in this section of this report.

Results of Operations — Equity Investees

As discussed above, as of the Petition Date, the Equity Investees are accounted for under the equity method of accounting. Equity in net loss of equity investees was $445 for the year ended December 31, 2009. The following discussion relates to the key components comprising the Equity Investees' net loss.

Revenues

The general trends related our consolidated revenues for 2009 discussed above, were also applicable to the Equity Investees. See "Results of Operation — Continuing Operations".

2009

Revenue in 2009 was $977, excluding $481 in discontinued operations, comprised primarily of $902 in EMEA and $64 in Asia and $11 in other regions. The MEN segment revenue of $462 was comprised of $261 and $201 from the optical networking solutions business and data networking and security business, respectively. The WN segment revenue was $291 resulting primarily from the GSM and UMTS solutions business. The CVAS segment revenue was $213.

Gross Margin

Gross profit was $417 for 2009. Gross margin was 28.6% for 2009.

SG&A and R&D Expense

SG&A and R&D expenses were $511 and $118 for 2009, respectively.

Post Petition Date Cost Reduction Activities

Included in the February 25, 2009 workforce reduction plan described above were global workforce reductions of approximately 1,300 net positions for the Equity Investees which upon completion are expected to result in total charges to earnings of approximately $100 and total cash outlays of approximately $83. The additional workforce reduction activities announced during 2009 are, upon completion, expected to result in total charges to earnings of approximately $60 and total cash outlays of approximately $35. As of December 31, 2009, approximately $186 in total charges relating to net workforce reductions of 1,339 positions were incurred by the Equity Investees.

Reorganization Items — net

The components of reorganization items — net were as follows:

	For the year ended December 31, 2009
Professional fees	$(140)
Interest income	6
Pension adjustment	(4)
Lease repudiation	2
Key Executive Incentive Plan / Key Employee Retention Plan	(10)
Penalties	(9)
Settlements	17
Gain on divestitures	10
Other	(13)
Total reorganization items — net	$(141)

See "Results of Operations — Continuing Operations — Reorganization Items — net" for a description of the nature of these reorganization items.

Results of Operations—Discontinued Operations

As discussed above, we have completed the sale of substantially all of the assets of the ES business globally, including the shares of DiamondWare, Ltd. and NGS. These assets and liabilities were classified as assets held for sale at September 30, 2009. The related ES and NGS financial results of operations have been classified as discontinued operations. See "Executive Overview—Creditor Protection Proceedings—Significant Business Divestitures".

2009 vs. 2008

Earnings from discontinued operations, net of taxes, for 2009 was $201. Revenues for 2009 were $1,365 with a gross profit of $439. We recorded reorganization items of $688, including a gain of $756 on the divestiture of substantially all of our ES business, including the shares of DiamondWare Ltd. and NGS, in the fourth quarter of 2009. These earnings were partially offset by SG&A and R&D expenses of $584 and $266, respectively, $48 in goodwill impairment and $14 in other charges, primarily related to pension curtailment charges offset by royalty income. Revenues were negatively impacted by the continuing economic downturn and the uncertainty created by the Creditor Protection Proceedings.

Loss from discontinued operations, net of taxes, for 2008 was $1,175. Revenues for 2008 were $2,798 with a gross profit of $1,126. SG&A and R&D expenses were $1,001 and $432, respectively. Also included in the loss from discontinued operations were $808 in goodwill impairment charges related to ES.

2008 vs. 2007

Loss from discontinued operations, net of taxes, for 2008 was $1,175. Revenues for 2008 were $2,798 with a gross profit of $1,126. SG&A and R&D expenses were $1,001 and $432, respectively. Also included in the loss from discontinued operations were $808 in goodwill impairment charges related to ES.

Loss from discontinued operations, net of taxes, for 2007 was $161. Revenues for 2007 were $2,989 with a gross profit of $1,276. SG&A and R&D expenses were $1,014 and $424, respectively.

For further information about discontinued operations see note 5 to the accompanying audited consolidated financial statements.

Segment Information

How We Measure Business Performance

Our CRO has been identified as our Chief Operating Decision Maker in assessing the performance of and allocating resources to our operating segments. The primary financial measure used by the CRO is Management Operating Margin (Management OM). Management OM is not a recognized measure under U.S. GAAP. It is a measure defined as total revenues, less total cost of revenues, SG&A and R&D expense relating to both our consolidated entities and the Equity Investees. Management OM percentage is a non-U.S. GAAP measure defined as Management OM divided by revenue. The financial information for our business segments presented below includes the results of the Equity Investees as if they were consolidated, which is consistent with the way we manage our business segments. However, as discussed above, the Equity Investees are accounted for under the equity method of accounting as of the Petition Date. Therefore, in order to reconcile the financial information for the segments discussed below to our consolidated financial information, we must remove the net financial results of the Equity Investees. For a full reconciliation of Management OM to net earnings (loss) under U.S. GAAP, see note 10 to the accompanying audited consolidated financial statements. Our management believes that these measures are meaningful measurements of operating performance and provide greater transparency to investors with respect to our performance, as well as supplemental information used by management in its financial and operational decision making.

These non-U.S. GAAP measures should be considered in addition to, but not as a substitute for, the information contained in our audited consolidated financial statements prepared in accordance with U.S. GAAP. Although these measures may not be equivalent to similar measurement terms used by other companies, they may facilitate comparisons to our historical performance and our competitors' operating results.

Wireless Networks

The following table sets forth segment revenues and Management OM for the WN segment:

	For the Years Ended December 31,			2009 vs. 2008		2008 vs. 2007	
	2009	2008	2007	$ Change	% Change	$ Change	% Change
Segment Revenues							
CDMA solutions	$1,574	$2,364	$2,532	$ (790)	-33%	$(168)	-7%
GSM and UMTS solutions	789	1,393	1,723	(604)	-43%	(330)	-19%
Total Segment Revenues	**$2,363**	**$3,757**	**$4,255**	**$(1,394)**	**-37%**	**$(498)**	**-12%**
Management OM	**$ 568**	**$ 766**	**$ 984**	**$ (198)**	**-26%**	**$(218)**	**-22%**

2009 vs. 2008

WN revenues decreased to $2,363 in 2009 from $3,757 in 2008, a decrease of $1,394 or 37%, due to decreases across all businesses.

CDMA solutions decreased by $790 primarily due to declines in the U.S., Canada, Asia, and CALA of $531, $102, $58, and $52, respectively. The decreases were driven by the sale of substantially all of our CDMA business and LTE Access assets to Ericsson on November 13, 2009, which resulted in a partial year of CDMA solutions revenues in 2009. The declines in the U.S. were also driven by a decline in sales volumes with a certain customer due to the continuing economic downturn and the uncertainty created by the Creditor Protection Proceedings, partially offset by increased sales volumes by certain customers and the recognition of deferred revenues in 2009 related to market expansions and integration activities. The decrease in Canada was primarily due to reduced spending as a result of a change in technology migration plans by certain customers. The decrease in Asia was mainly due to the recognition of deferred revenues and an adjustment to revenues in 2008, each of which resulted from the completion of obligations in connection with the termination of a customer contract, partially offset by the recognition of deferred revenues in 2009 as a result of the completion of software deliverables and license fees related to next generation technologies from certain customers. The decline in CALA was primarily due to revenues related to certain project completions in 2008 not repeated to the same extent in 2009.

GSM and UMTS solutions decreased by $604 primarily due to declines in EMEA, Asia and CALA of $284, $190 and $99, respectively, primarily due to declines in sales volumes resulting from the continuing economic downturn and the uncertainty created by the Creditor Protection Proceedings. Additionally, the decrease in Asia was due, in part, to certain project completions in 2008 not repeated in 2009 and the decrease in CALA was due, in part to certain customer contracts in 2008 not repeated in 2009.

WN Management OM decreased to $568 in 2009 from $766 in 2008, a decrease of $198. This decrease was a result of a decrease in gross profit of $584, partially offset by decreases in both R&D and SG&A expenses of $255 and $131, respectively.

WN gross profit decreased to $1,183 from $1,767, while gross margin increased to 50.1% from 47.0%. The decrease in gross profit was primarily due to a decline in sales volumes as a result of the continuing economic downturn and the uncertainty created by the Creditor Protection Proceedings, partially offset by lower inventory provisions and the favorable impacts of product and customer mix. The decreases in both R&D and SG&A expenses were mainly due to cost savings from our previously announced restructuring activities that included headcount reductions and other cost reduction initiatives, partially offset by higher spending on our 4G next generation wireless technology in the first quarter of 2009. Additionally, SG&A expense declined due to efficiencies resulting from the realignment of sales and support teams into the businesses.

2008 vs. 2007

WN revenues decreased to $3,757 in 2008 from $4,255 in 2007, a decrease of $498 or 12%. The decrease was due to declines in both the CDMA solutions and GSM and UMTS solutions business.

GSM and UMTS solutions decreased by $330 primarily due to decreases in EMEA and CALA of $230 and $84, respectively. The decline in EMEA was primarily due to the completion of certain customer contract obligations that resulted in the recognition of previously deferred revenue in 2007 not repeated in 2008 and a decline in sales volumes. The decrease in CALA was primarily due to the completion of certain customer contract obligations that resulted in the recognition of previously deferred revenue in 2007 not repeated in 2008.

CDMA solutions decreased by $168 primarily due to declines in the U.S. and Canada of $172 and $132, respectively, partially offset by an increase in Asia of $101. The decrease in the U.S. was primarily due to reduced spending by certain customers as a result of capital expenditure constraints resulting from the expanding economic downturn, certain customer contracts in 2007 not repeated in 2008 and a decline in sales volumes, partially offset by an increase due to the completion of a certain customer contract obligation resulting in the recognition of previously deferred revenues in 2008. The decrease in Canada was primarily due to reduced spending as a result of a change in technology migration plans by certain customers. The increase in Asia was primarily due to the recognition of deferred revenues and an adjustment to revenues, each of which resulted from the completion of obligations in connection with the termination of a customer contract in 2008 as well as higher sales volumes.

WN Management OM decreased to $766 in 2008 from $984 in 2007, a decrease of $218 as a result of a decrease in gross profit of $311, partially offset by decreases in both R&D and SG&A expenses of $54 and $39, respectively.

WN gross profit decreased to $1,767 from $2,078, and gross margin decreased to 47.0% from 48.8%. The decrease in gross profit was primarily due to lower sales volumes as a result of reduced spending by certain customers due to capital expenditure constraints resulting from the expanding economic downturn, and charges related to excess and obsolete inventory, partially offset by cost reduction initiatives, favorable product mix and lower warranty costs. The decrease in SG&A expense was mainly due to decreased investment in sales and marketing efforts in maturing technologies and cost containment efforts. The decrease in R&D expense was primarily due to reduced spending for maturing technologies, productivity gains enabled by consolidation of labs and resources, improved process and movement to low-cost countries, partially offset by an increase in spending on investments in potential growth areas.

Carrier VoIP and Application Solutions

The following table sets forth segment revenues and Management OM for the CVAS segment:

	For the Years Ended December 31,			2009 vs. 2008		2008 vs. 2007	
	2009	**2008**	**2007**	**$ Change**	**% Change**	**$ Change**	**% Change**
Segment Revenues							
Circuit and packet voice solutions	$734	$872	$1,030	$(138)	-16%	$(158)	-15%
Total Segment Revenues	**$734**	**$872**	**$1,030**	**$(138)**	**-16%**	**$(158)**	**-15%**
Management OM	**$ 18**	**$ (38)**	**$ (3)**	**$ 56**	**-147%**	**$ (35)**	**1167%**

2009 vs. 2008

CVAS revenues decreased to $734 in 2009 from $872 in 2008, a decrease of $138 or 16%.

The decline in circuit and packet voice solutions revenues of $138 was due to declines across all regions. The decrease in EMEA of $47 was mainly due to the impact of unfavorable foreign exchange fluctuations and a decline in sales volumes related to VoIP technology products and CVAS services, as a result of the continuing economic downturn and the uncertainty created by the Creditor Protection Proceedings. The decrease in the U.S. of $38 was primarily due to reduced spending by certain customers as a result of the continuing economic downturn and the uncertainty created by the Creditor Protection Proceedings, almost entirely offset by contract deliveries and project completions in 2009. The decrease in Canada of $23 was mainly due to reduced spending by certain customers as a result of the continuing economic downturn and the uncertainty created by the Creditor Protection Proceedings. The decrease in Asia of $17 was mainly due to decreased sales volumes.

CVAS Management OM increased to $18 in 2009 from a loss of $38 in 2008, an increase of $56. This increase was a result of decreases in both R&D and SG&A expenses of $34 and $16, respectively, and an increase in gross profit of $6.

CVAS gross profit increased to $310 from $304, while gross margin increased to 42.2% from 34.9%. The increase in gross profit was primarily due to product and services margin strength, lower overall cost spending and inventory provision benefits. The decreases in both R&D and SG&A expenses were mainly due to cost savings from our previously announced restructuring activities that included headcount reductions and other cost reduction initiatives.

2008 vs. 2007

CVAS revenues decreased to $872 in 2008 from $1,030 in 2007, a decrease of $158 or 15%.

The decline in circuit and packet voice solutions revenues of $158 was primarily due to declines in the U.S. and Canada of $126 and $35, respectively, which largely resulted from the completion of several VoIP buildouts in 2007 that were not repeated in 2008, as well as reduced customer spending as a result of the expanding economic downturn, and a decline in demand for TDM products.

CVAS Management OM decreased to a loss of $38 in 2008 from a loss of $3 in 2007, a decrease of $35. This decrease was a result of a decrease in gross profit of $85, partially offset by decrease in both SG&A and R&D expenses of $33 and $17, respectively,

CVAS gross profit decreased to $304 from $389, while gross margin decreased to 34.8% from 37.8%. The decrease in gross profit was primarily due to lower sales volumes as a result of reduced spending by certain customers due to capital expenditure constraints resulting from the expanding economic downturn, and charges related to excess and obsolete inventory, partially offset by cost reduction initiatives, favorable product mix and lower warranty costs. The decrease in SG&A expense was mainly due to decreased investment in sales and marketing efforts in maturing technologies and cost containment efforts. The decrease in R&D expense was primarily due to reduced spending for maturing technologies, productivity gains enabled by consolidation of labs and resources, improved process and movement to low-cost countries, partially offset by an increase in spending on investments in potential growth areas.

Metro Ethernet Networks

The following table sets forth segment revenues and Management OM for the MEN segment:

	For the Years Ended December 31,			2009 vs. 2008		2008 vs. 2007	
	2009	2008	2007	$ Change	% Change	$ Change	% Change
Segment Revenues							
Optical networking solutions	$1,025	$1,312	$1,404	$(287)	-22%	$ (92)	-7%
Data networking and security solutions	290	401	473	(111)	-28%	(72)	-15%
Total Segment Revenues	**$1,315**	**$1,713**	**$1,877**	**$(398)**	**-23%**	**$(164)**	**-9%**
Management OM	**$ 116**	**$ 72**	**$ 122**	**$ 44**	**61%**	**$ (50)**	**-41%**

2009 vs. 2008

MEN revenues decreased to $1,315 in 2009 from $1,713 in 2008, a decrease of $398 or 23%, due to decreases across all businesses.

Revenues in the optical networking solutions business decreased by $287 primarily due to declines in EMEA, the U.S., Asia and Canada of $156, $41, $34 and $31, respectively. The decrease in EMEA was mainly due to lower sales volumes from certain customers in 2009 compared to 2008, the recognition of deferred revenues 2008 that did not repeat in 2009, and the unfavorable impact of foreign exchange fluctuations. The decrease in the U.S. was primarily due to revenues from a certain customer related to Metro WDM products in 2008 that did not repeat to the same extent in the 2009 and lower sales volumes resulting from the continuing economic downturn and the uncertainty created by the Creditor Protection Proceedings, partially offset by increased sales volumes in next generation products with certain customers. Revenues in Asia decreased mainly due to the timing of major customer orders in 2009 and the completion of certain projects in 2008 that did not repeat to the same extent in 2009, partially offset by the recognition of deferred revenue for a certain customer in

2009. Revenues in Canada decreased mainly due to lower sales volumes in 2009 due to uncertainty created by the Creditor Protection Proceedings, lower sales volumes from certain customers related to legacy products as they migrate to 4G products, and the unfavorable impact of foreign exchange fluctuations, partially offset by increased demand for Metro WDM and Sonet equipment in 2009 from a particular customer.

The decrease in the data networking and security solutions business of $111 was primarily due to declines in EMEA and the U.S. of $76 and $21, respectively. The decrease in EMEA was mainly due to the recognition of deferred revenues in 2008 that did not repeat in 2009, lower demand for Passport products as a result of market declines and the unfavorable impact of foreign exchange fluctuations. The decrease in the U.S. was primarily due to revenues from a certain customers related to Passport products in 2008 that did not repeat to the same extent in 2009.

MEN Management OM increased to $116 in 2009 from $72 in 2008, due to decreases in both R&D and SG&A expenses of $73 and $53, respectively, partially offset by a decline in gross profit of $83.

MEN gross profit decreased to $508 in 2009 from $591 in 2008, while gross margin increased from 34.5 to 38.7%. Gross profit decreased primarily as a result of lower sales volumes, the unfavorable impact of foreign exchange fluctuations and price erosion, partially offset by lower warranty expense, a one-time cost related to a settlement with one of our suppliers in 2008, and a decrease in delivery related costs in 2009. R&D expense decreased primarily due to the cancellation of certain R&D programs, reduced spending in maturing technologies and the favorable impact of foreign exchange fluctuations. The decrease in SG&A expense was mainly due to headcount reductions and the favorable impact of foreign exchange fluctuations.

2008 vs. 2007

Due to declines in both the optical networking solutions and data networking solutions businesses, MEN revenues decreased to $1,713 in 2008 from $1,877 in 2007, a decrease of $164 or 9%.

The decrease in the optical networking solutions business revenues of $92 was primarily due to declines in the U.S. and Asia of $63 and $44, respectively, partially offset by increases in CALA and Canada of $24 and $7, respectively. The decrease in the U.S. was mainly due to reduced demand for legacy products and significant revenues from a certain customer in 2007 that did not repeat to the same extent in 2008. The decrease in Asia was primarily due to lower sales volumes related to reduced demand for legacy products and significant revenues from certain customers in 2007 that did not repeat to the same extent in 2008. Revenues in CALA increased primarily due to higher sales volumes related to our next generation products. The increase in Canada was largely due to the completion of certain customer contract obligations resulting in the recognition of previously deferred revenue, volume increases related to our next generation products for long-haul applications, and the favorable impact of foreign exchange fluctuations, partially offset by the completion of certain other customer contract obligations that resulted in the recognition of previously deferred revenue in 2007 that did not repeat in 2008.

Revenues in the data networking and security solutions business decreased $72 primarily due to declines in the U.S. and EMEA of $67 and $19, respectively, partially offset by an increase in Asia of $11. The decrease in the U.S. was primarily due to the completion of a certain customer contract deliverable that resulted from the termination of a supplier agreement resulting in the recognition of previously deferred revenue in 2007 not repeated in 2008. The decrease in EMEA was primarily due to the completion of a certain customer contract obligation that resulted in the recognition of previously deferred revenue in 2007 not repeated in 2008 and a decline in sales volumes across multiple customers related to the declining multi-server switch market, partially offset by an increase resulting from the completion of certain other customer contract obligations resulting in the recognition of previously deferred revenues. The increase in Asia was mainly due to higher sales volumes and the completion of network deployments in 2008 for certain customers resulting in the recognition of previously deferred revenue.

MEN Management OM decreased to $72 in 2008 from $122 in 2007, a decrease of $50. The decrease was a result of a decrease in gross profit of $104, partially offset by declines in R&D and SG&A expenses of $38 and $16, respectively.

MEN gross profit decreased to $591 in 2008 from $695 in 2007, and gross margin decreased from 37.0% to 34.5%. The decrease in gross profit was primarily due to lower sales volumes, higher inventory provisions, increased costs due to a settlement with one of our suppliers, price erosion and unfavorable product mix and higher warranty and royalty costs, partially offset by our cost reduction initiatives. R&D expense decreased primarily due to reduced spending in maturing technologies, partially offset by the unfavorable impact of foreign exchange fluctuations and increased investment in potential growth areas. SG&A expense decreased primarily as a result of cost containment efforts, partially offset by the unfavorable impact of foreign exchange fluctuations.

LGN

The following table sets forth segment revenues and Management OM for the LGN segment:

	For the Years Ended December 31,			2009 vs. 2008		2008 vs. 2007	
	2009	2008	2007	$ Change	% Change	$ Change	% Change
Segment Revenues[(a)]							
LGN Carrier	$458	$1,015	$516	$(557)	-55%	$499	97%
LGN Enterprise	186	259	265	(73)	-28%	(6)	-2%
Total Segment Revenues	**$644**	**$1,274**	**$781**	**$(630)**	**-49%**	**$493**	**63%**
Management OM	**$ 59**	**$ 341**	**$ 98**	**$(282)**	**-83%**	**$243**	**248%**

(a) Services revenues within the LGN segment are reported within the LGN Carrier and LGN Enterprise businesses.

2009 vs. 2008

LGN revenues decreased to $644 in 2009 from $1,274 in 2008, a decrease of $630 or 49%, due to decreases across both LGN Carrier and LGN Enterprise businesses.

Revenues in LGN Carrier decreased by $557 primarily due to a decrease in Asia of $552. This decrease was primarily due to the completion of certain customer contract obligations that resulted in the recognition of previously deferred revenues in 2008 not repeated in 2009 due to network completions, the unfavorable impact of foreign exchange fluctuations, high sales volumes related to our 3G wireless products in 2008 not repeated to the same extent in 2009 and the uncertainty created by the Creditor Protection Proceedings.

Revenues in LGN Enterprise decreased by $73 primarily due to decreases in EMEA and Asia of $56 and $9, respectively, primarily due to a decline in sales volumes as a result of the continuing economic downturn, and in Asia, also due to the unfavorable impact of foreign exchange fluctuations and the uncertainty created by the Creditor Protection Proceedings.

LGN Management OM decreased to $59 in 2009 from $341 in 2008, a decrease of $282. The decrease was a result of a decrease in gross profit of $322, partially offset by declines in both R&D and SG&A expenses of $20 and $20, respectively.

LGN gross profit decreased to $180 in 2009 from $502 in 2008, while gross margin decreased from 39.4% to 28.0%. The decrease in gross profit was primarily a result of the recognition of high margin revenues in 2008 not repeated in 2009 and the unfavorable impact of foreign exchange fluctuations. Both R&D and SG&A expenses decreased primarily due to the favorable impact of foreign exchange fluctuations.

2008 vs. 2007

LGN revenues increased to $1,274 in 2008 from $781 in 2007, an increase of $493 or 63%, due to an increase in LGN Carrier business, partially offset by a decrease in LGN Enterprise business.

Revenues in LGN Carrier increased by $499 primarily due to an increase in LGN sales in Asia of $490. This increase was primarily due to the completion of certain customer contract obligations that resulted in the recognition of previously deferred revenues in 2008, the favorable impact of foreign exchange fluctuations and high sales volumes related to our 3G wireless products in 2008.

Revenues in LGN Enterprise decreased by $6 primarily due to decreases in EMEA of $10, primarily due to a decrease in sales volumes.

LGN Management OM increased to $341 in 2008 from $98 in 2007, an increase of $243. The increase was a result of an increase in gross profit of $242 and a decrease in R&D expense of $3, partially offset by an increase in SG&A expense of $2.

LGN gross profit increased to $502 in 2008 from $260 in 2007, while gross margin increased from 33.3% to 39.4%. The increase in gross profit was primarily a result of the recognition of high margin revenues in 2008 and the favorable impact of foreign exchange fluctuations. Both R&D and SG&A expenses were also impacted by the favorable foreign exchange fluctuations.

Liquidity and Capital Resources

Overview

As at December 31, 2009, our cash and cash equivalents balance was $1,998. Cash held by our Equity Investees as at December 31, 2009 was $815.

Our consolidated cash is held globally in various Nortel consolidated entities and joint ventures as follows, as of December 31, 2009: $974 in the U.S., $100 in Canada, $372 in joint ventures, $137 in China, $254 in Asia, $147 in CALA and $14 in EMEA. These amounts exclude restricted cash of $2,020, including an aggregate of approximately $1,973 in Canada, $37 in the U.S, $9 in Asia and $1 in CALA. Cash held by our Equity Investees (and not included in our consolidated cash position) as of December 31, 2009 included $725 in EMEA, $68 in joint ventures in EMEA and $22 in Asia.

Since June 2009, more than $2,000 in net proceeds have been generated through the completed sales of businesses. As at December 31, 2009, $1,928 of the divesture proceeds received is being held in escrow until the final allocation of these proceeds as between various Nortel legal entities is ultimately determined. As at December 31, 2009, a further $125 in the aggregate was expected to be received in connection with the sales completed to date, subject to the satisfaction of various conditions. Such amount, when received, will also be held in escrow until the final allocation of these proceeds as between various Nortel legal entities is ultimately determined. Subsequent to December 31, 2009, Nortel's escrow agent has received $44 of the $125. See "Executive Overview — Creditor Protection Proceedings — Divestiture Proceeds Received".

Historically, we have deployed our cash throughout the corporate group, through a variety of intercompany borrowing and transfer pricing arrangements. As a result of the Creditor Protection Proceedings, cash is generally available to fund operations in particular jurisdictions, but generally is not available to be freely transferred between jurisdictions, regions, or outside joint ventures, other than for normal course intercompany trade and pursuant to specific court-approved agreements as discussed below. Thus, there is greater pressure and reliance on cash balances and generation capacity in specific regions and jurisdictions.

Since the Petition Date, we have generally maintained use of our cash management system and consequently have minimized disruption to our operations pursuant to various court approvals and agreements obtained or entered into in connection with the Creditor Protection Proceedings. We continue to conduct ordinary course trade transactions between the Debtors and Nortel companies that are not included in the Creditor Protection Proceedings. The Canadian Debtors and the U.S. Debtors have also each entered into agreements with the EMEA Debtors governing the settlement of certain intercompany accounts, including for the purchase of goods and services. The terms of these agreements have been extended and will currently expire on March 31, 2010 unless further extended by agreement of the parties and, in the case of the Canada-EMEA agreement, with the consent of the Canadian Monitor and U.K. Administrators. During the pendency of the Creditor Protection Proceedings we generally have not and do not expect to make payments to satisfy any of the interest obligations of the Debtors.

Historically, we have relied upon additional cash management provisions including a transfer pricing model that determines the prices that are charged for goods and services transferred between our subsidiaries and the allocation of profit and loss based upon certain R&D costs. In particular, the Canadian Debtors allocated profits, losses and certain costs among the corporate group through TPA Payments. Other than one $30 payment made by NNI to NNL in respect of amounts that could arguably be owed in connection with the transfer pricing agreement, TPA Payments had been suspended since the Petition Date and, as a result, NNL's cash flow has been significantly impacted. As discussed earlier, the Canadian Debtors, the U.S. Debtors, with the support of the U.S. Creditors' Committee and the Bondholder Group, as well as the EMEA Debtors (other than NNSA, which acceded to the IFSA on September 11, 2009), entered into the IFSA dated June 9, 2009 under which NNI has paid $157 to NNL, in four installments during 2009 in full and final settlement of TPA Payments for the period from the Petition Date to September 30, 2009.

As also discussed earlier, on December 23, 2009, we announced we, NNL, NNI, and certain other Canadian Debtors and U.S. Debtors have entered into the FCFSA, which provides, among other things, for the settlement of certain intercompany claims, including in respect of amounts determined to be owed by NNL to NNI under our transfer pricing arrangements for the years 2001 through 2005. The FCFSA also provides that NNI will pay to NNL approximately $190 over the course of 2010, which includes the contribution of NNI and certain U.S. affiliates towards certain estimated costs to be incurred by NNL on their behalf for the duration of the Creditor Protection Proceedings. The FCFSA also provides for the allocation of certain other anticipated costs to be incurred by the parties, including those relating to the divestiture of our various businesses. Also in connection with the FCFSA, NNL and NNI received the approval of the Canadian Court and U.S. Court, respectively, to enter into advance pricing agreements with the U.S. and Canadian tax authorities to resolve certain transfer pricing issues, on a retrospective basis, for the taxable years 2001 through 2005, which was a condition of the FCFSA. In addition, in consideration of a settlement payment of $37.5, the IRS has agreed to release all of its claims against NNI and other members of NNI's consolidated tax group for the years 1998 through 2008. NNI made the settlement payment to the IRS on February 22, 2010. See "Executive Overview- Creditor Protection Proceedings — Interim and Final Funding and Settlement Agreement" for further information about the IFSA and FCFSA.

A revolving loan agreement between NNI, as lender, and NNL, as borrower, was approved by the Canadian Court and, subject to certain conditions, approved by the U.S. Court on an interim basis. An initial amount of $75 was approved and drawn, and the remaining $125 provided for under the agreement is subject to U.S. Court approval. We are not seeking U.S. Court approval at this time to draw down the remaining $125. The loan bears interest at 10% per annum, and is secured by a charge on our Ottawa, Ontario facility, and subject to certain conditions, an intercompany charge, each as approved by the Canadian Court (see note 2 to the accompanying audited consolidated financial statements). NNL's obligations under the loan are unconditionally guaranteed by NNTC and each of the other Canadian Debtors. The agreement currently matures on December 31, 2010, subject to extension to June 30, 2011, and contains certain covenants, including mandatory prepayment of loans with the net cash proceeds from certain asset dispositions.

Under the Cash Collateral Agreement, which was entered into in connection with the EDC Facility, NNL provided cash collateral of $6.5 for all outstanding post-petition support in accordance with the terms of the Cash Collateral Agreement, of which $1.5 has been released in the first quarter of 2010, see "Executive Overview — Creditor Protection Proceedings — Export Development Canada Support Facility; Other Contracts and Debt Instruments". We have established other cash collateralized facilities in certain jurisdictions including Canada and the U.S. to support our bonding needs. These other facilities can be used as an alternative to the EDC Support Facility. Approximately $15 of cash collateral has been posted by Nortel in support of non-EDC performance bonds and letter of credit facilities.

To enable the APAC Agreement Subsidiaries to preserve their assets and businesses, the Debtors entered into the APAC Agreement. Under the APAC Agreement, the Pre-Petition Intercompany Debt of the APAC Agreement Subsidiaries will be restructured. Under the APAC Agreement, the APAC Agreement Subsidiaries will pay a portion of certain of the Pre-Petition Intercompany Debt. The Canadian Debtors, the U.S. Debtors and the EMEA Debtors have initially received approximately $15, $18 and $15, respectively, in aggregate in respect of the APAC Agreement. A further portion of the Pre-Petition Intercompany Debt will be repayable in monthly amounts subject to certain conditions. The remainder of each APAC Agreement Subsidiary's Pre-Petition Intercompany Debt will be subordinated and postponed to the prior payment in full of such APAC Agreement Subsidiary's liabilities and obligations. See "Executive Overview — Creditor Protection Proceedings — APAC Debt Restructuring Agreement".

We have commenced several initiatives to generate cost reductions and decrease the rate of cash outflow during the Creditor Protection Proceedings. Some of these initiatives include the workforce reduction plan announced on February 25, 2009 and other ongoing workforce and cost reduction activities and reviews of our real estate and other property leases, IT equipment agreements, supplier and customer contracts and general discretionary spending as well as our new organizational structure announced on August 10, 2009, see "Executive Overview — Creditor Protection Proceedings — Business Operations". We continue to undergo an in-depth analysis to assess the strategic and economic value of several of our subsidiaries, in particular those that are incurring losses and require financial assistance or support in order to carry on business. In light of this analysis, we have started making decisions to cease operations in certain countries that are no longer considered strategic or material to our business or where such losses cannot be supported or justified on an ongoing basis.

Our current cash management system and cash on hand to fund our operations is subject to ongoing review and approval by the Canadian Monitor and, with respect to the Equity Investees, the U.K. Administrators, and may be impacted by the Creditor Protection Proceedings. There is no assurance that (i) we will be able to maintain our current cash management system; (ii) we will generate sufficient cash to fund our operations during this process; (iii) the current support under the EDC Support Facility or other cash collateralized facilities in certain jurisdictions will be sufficient for our business needs or that we will not have to provide further cash collateral; (iv) ; or (v) the Debtors will be able to access proceeds in a timely manner from divestitures completed after the Petition Date as the Debtors continue discussions on allocation of proceeds from the divestitures of our businesses and assets.

Cash Flows

Our total consolidated cash and cash equivalents excluding restricted cash decreased by $362 in 2009 to $1,998, primarily due to the impact of the deconsolidation of the Equity Investees in 2009 and cash used in financing activities, partially offset by cash from operating activities, including the positive cash flow impact of the Creditor Protection Proceedings, cash from investing activities and the favorable impact of foreign exchange fluctuations on cash and cash equivalents.

Our liquidity and capital resources are primarily impacted by: (i) current cash and cash equivalents, (ii) operating activities, (iii) investing activities, (iv) financing activities and (v) foreign exchange rate changes. The following table summarizes our cash flows by activity and cash on hand for the years ended and as of December 31 2009, 2008 and 2007:

	For the Years Ended December,		
	2009	**2008**	**2007**
Net earnings (loss) attributable to NNC	$ 488	$(5,799)	$ (957)
Net earnings (loss) from discontinued operations — net of tax	(201)	$ 1,175	161
Non-cash items	313	4,768	1,334
Changes in operating assets and liabilities:			
Accounts receivable — net	682	371	198
Inventories — net	135	(46)	(39)
Accounts payable	(154)	(184)	(17)
	663	141	142
Changes in other operating assets and liabilities			
Deferred costs	154	509	125
Income taxes	68	(18)	23
Payroll, accrued and contractual liabilities	236	(312)	(1,001)
Deferred revenue	(15)	(208)	(174)
Advanced billings in excess of revenues recognized to date on contracts	(251)	(706)	165
Restructuring liabilities	(41)	(202)	(187)
Other	(138)	56	(51)
	13	(881)	(1,100)
Net cash from (used in) operating activities of continuing operations	1,276	(596)	(420)
Net cash from (used in) operating activities of discontinued operations	(941)	29	17
Net cash from (used in) operating activities	335	(567)	(403)
Net cash from (used in) investing activities of continuing operations	(792)	(249)	389
Net cash from (used in) investing activities of discontinued operations	898	(61)	19
Net cash from (used in) investing activities	106	(310)	408
Net cash used in financing activities of continuing operations	(128)	(73)	(68)
Net cash from financing activities of discontinued operations	(1)	(1)	(1)
Net cash used in financing activities	(129)	(74)	(69)
Effect of foreign exchange rate changes on cash and cash equivalents	50	(184)	104
Net cash from (used in) continuing operations	**406**	**(1,102)**	**5**
Net cash from (used in) discontinued operations	**(44)**	**(33)**	**35**
Net increase (decrease) in cash and cash equivalents	**362**	**(1,135)**	**40**
Cash and cash equivalents at beginning of year	**2,397**	**3,532**	**3,492**
Less: Cash and cash equivalents of Equity Investees	**(761)**	**—**	**—**
Cash and cash equivalents at beginning of year	**1,636**	**3,532**	**3,492**
Less: Cash and cash equivalents of discontinued operations at end of year	**—**	**(44)**	**(77)**
Cash and cash equivalents of continuing operation at end of year	**$1,998**	**$ 2,353**	**$ 3,455**

Operating Activities

In 2009, our net cash from operating activities of $335 resulted from cash of $663 from changes in operating assets and liabilities plus a net gain of $287, net of discontinued operations, adjustments for non-cash items of $313 and net cash of $13 due to changes in other operating assets and liabilities, partially offset by cash used in operating activities of discontinued operations of $941. The changes in operating assets and liabilities was primarily driven by the divestiture activities. The primary additions to our non-cash items were $1,058 in reorganization items under ASC 852, including gains on sales for Ericsson of $1,202, partially offset by $445 related to equity in net loss of the Equity Investees, pension and other accruals of $264, amortization and depreciation of $191, and share-based compensation expense of $56, primarily related to the cancellation of certain equity-based compensation plans. The net cash used in other operating activities was mainly due to the reduction of advance billings of $251 and the change in other operating assets and liabilities of $138, primarily comprised of changes to the restructuring accruals and pension adjustments, partially offset by the change in deferred costs of $154.

In 2008, our net cash used in operating activities of $567 resulted from a net loss of $4,624, net of discontinued operations, plus net uses of cash of $881 due to changes in other operating assets and liabilities, partially offset by adjustments for non-cash items of $4,768 and cash of $141 from changes in operating assets and liabilities. The net cash used in other operating activities was mainly due to the reduction of advance billings of $706 primarily as a result of the completion of contracts in LGN, partially offset by the change in deferred costs of $509 due to the release of related revenues. The use of cash for payroll, accrued and contractual liabilities of $312 was primarily due to bonus payments and sales compensation accruals, SG&A and interest accruals. The change of $56 in the category of Other, under operating assets and liabilities, was primarily comprised of pension payments. The primary additions to our net loss for non-cash items were deferred income taxes of $3,053 primarily related to an increase in our deferred tax asset valuation allowance, goodwill impairment charge of $1,571 relating to all of our reportable segments, amortization and depreciation of $280, and minority interest of $152.

For additional information with respect to the increase in our deferred tax asset valuation allowance and the goodwill impairment charge, see "Application of Critical Accounting Policies and Estimates — Income Taxes — Tax Asset Valuation" and "Application of Critical Accounting Policies and Estimates — Goodwill Valuation" sections, respectively, of this report, and the accompanying audited consolidated financial statements.

Deferred Revenue

Billing terms and collections periods related to arrangements whereby we defer revenue are generally similar to other revenue arrangements. Similarly, payment terms and cash outlays related to products and services associated with delivering under these arrangements are also generally similar to other revenue arrangements. As a result, neither cash inflows nor outflows are unusually impacted under arrangements in which revenue is deferred, compared to arrangements in which revenue is not deferred.

Investing Activities

In 2009, net cash from investing activities was $106 due to proceeds related to sale of businesses and assets of $1,091, net cash provided by discontinued operations of $898, proceeds on disposals of plant and equipment of $96 primarily related to the sale of our Calgary facility and a decrease in short-term and long-term investments of $46 as a result of proceeds received from the Reserve Primary Fund (Fund), partially offset by an increase in restricted cash and cash equivalents of $1,983 and expenditures for plant and equipment of $40.

In 2008, our net cash used in investing activities was $310, primarily due to expenditures for plant and equipment of $126, acquisition of investments and businesses, net of cash acquired of $75, a net increase in short-term and long-term investments of $76 as described below and net cash used in discontinued operations of $61, partially offset by a decrease in restricted cash and cash equivalents of $39.

Money Market Funds

As part of our cash management strategy, we had invested approximately $362 in the Fund, a money market fund investment that was originally classified as cash and cash equivalents. Due to financial market conditions during the third quarter of 2008, which resulted in the suspension of trading the Fund's securities, we recorded an other-than-temporary impairment of $11 for our investment in the Fund. The Fund made redemptions on October 31, 2008, December 3, 2008, February 20, 2009, April 17, 2009 and October 2, 2009 in the amounts of $184, $102, $24, $16 and $7, respectively. As of December 10, 2009, our remaining investment in the Fund was $18.

On December 11, 2009, the United States District Court for the Southern District of New York ordered that the Court would oversee the distribution of the Fund's remaining assets and the review of claims for indemnification expenses and management fees and expenses. The Court also authorized independent trustees to distribute $3,400 of the Fund's remaining $3,500 in assets to investors on a pro-rata basis by the week of January 25, 2010. We received our pro rata share, being $24 for its remaining investment in the Fund on January 29, 2010. As a result, we recorded $6 in other income for the amount receivable in excess of our carrying value of the investment in the Fund.

Financing Activities

In 2009, cash used in financing activities was $129, primarily due to capital repayments and dividends paid to noncontrolling interests of $77 and a net decrease in notes payable of $42.

In 2008, our net cash used in financing activities was $74, primarily due to the repayment of the $675 outstanding remaining principal amount under our 4.25% Notes due 2008 plus accrued and unpaid interest, dividends of $35 paid by NNL related to the outstanding NNL preferred shares, and debt issuance costs of $13. This was partially offset by the $668 in proceeds received from the issuance of $675 of the 2016 Fixed Rate Notes issued May 2008, of which approximately $655 was used, along with available cash, for the redemption of $675 of the 4.25% Notes due 2008.

Other Items

In 2009, our cash position was positively impacted by $50 due to the favorable effects of changes in foreign exchange rates primarily from movements of the Korean Won and the Canadian Dollar against the U.S. Dollar.

In 2008, our cash decreased by $184 due to the unfavorable effects of changes in foreign exchange rates, primarily of the Korean Won, the Euro, the British Pound and the Canadian Dollar against the U.S. Dollar.

Fair Value Measurements

As discussed in note 19 to the accompanying audited consolidated financial statements, effective January 1, 2008, we adopted the provisions of FASB ASC 820 "Fair Value Measurements and Disclosures" (ASC 820). We utilize observable (Level 2) inputs in determining the fair value of the Fund, for which fair value totaled $24 as of December 31, 2009. We utilized unobservable (Level 3) inputs in determining the fair value of auction rate securities and in some cases, derivative instruments, for which fair values totaled nil and nil, respectively, as of December 31, 2009 and $19 and $20, respectively, as of December 31, 2008.

We determined the value of the majority of derivative instruments we held utilizing standard valuation techniques. Depending on the type of derivative, the valuation could be calculated through either discounted cash flows or the Black-Scholes-Merton model. The key inputs depend upon the type of derivative, and include interest rate yield curves, foreign exchange spot and forward rates, and expected volatility. We consistently applied these valuation techniques in all periods presented and believe we obtained the most accurate information available for the types of derivative instruments we held.

The assets within our defined benefit pension plans are valued using fair value measurements. We primarily utilize observable (Level 1 and Level 2) inputs in determining the fair value of the assets. See note 14 to the accompanying audited consolidated financial statements for additional information.

Future Uses and Sources of Liquidity

The matters described below, to the extent that they relate to future events or expectations, may be significantly affected by our Creditor Protection Proceedings. Those proceedings will involve, or may result in, various restrictions on our activities, the need to obtain third party approvals for various matters and potential impacts on vendors, suppliers, customers and others with whom we may conduct or seek to conduct business. In particular, as a result of the Creditor Protection Proceedings, except as resolved in the Settlement Agreement which remains subject to the approval of the Canadian Court (see Executive Overview — Creditor Protection Proceedings — Settlement Agreement with Former and Disabled Canadian Employee Representatives), our current expectation on global pension plan funding in 2010 is subject to change and funding beyond 2010 is uncertain at this time.

Future Uses of Liquidity

Our cash requirements for the 12 months commencing January 1, 2010 are primarily expected to consist of funding for operations and the following items:

- cash contributions to our defined benefit pension plans and our post-retirement and post-employment benefit plans of approximately $97 (as well as a further $7 related to the Equity Investees), assuming current funding rules and current plan design;
- capital expenditures of approximately $30 primarily related to R&D (none of which relates to the Equity Investees);
- costs related to workforce reductions and real estate actions of approximately $45 (as well as a further $17 related to the Equity Investees); and
- professional fees in association with the Creditor Protection Proceedings of approximately $118 (as well as a further $74 related to the Equity Investees).

Contractual cash obligations

The following table summarizes our contractual cash obligations as of December 31, 2009, for debt, operating leases, purchase obligations, outsourcing contracts, obligations under special charges, pension, post-retirement benefits and post-employment obligations, acquisitions and other liabilities. Our current contractual obligations are subject to re-evaluation in connection with our Creditor Protection Proceedings. As a result, obligations as currently quantified in the table below and in the text immediately following the footnotes to the table will continue to change. The table below does not include contracts that we have successfully rejected through our Creditor Protection Proceedings. The table also does not include commitments that are contingent on events or other factors that are uncertain or unknown at this time. The table includes amounts that have been classified as subject to compromise.

	Payments Due						
Contractual Cash Obligations[a]	**2010**	**2011**	**2012**	**2013**	**2014**	**Thereafter**	**Total Obligations**
Long-term debt[b]	$ 57	$1,005	$580	$556	$582	$ 1481	$4,261
Interest on Long-term debt[c]	269	249	217	188	149	320	1,392
Operating leases[d]	32	25	19	17	11	6	110
Purchase obligations	7	2	—	—	—	—	9
Outsourcing contracts	2	1	—	—	—	—	3
Obligations under cost reduction activities	3	3	3	3	1	—	13
Pensions, post-retirement benefits and post-employment obligations[e]	97	—	—	—	—	—	97
Acquisitions	—	—	—	—	—	14	14
Other long-term liabilities reflected on the balance sheet[f]	83	—	—	1	1	132	217
Total contractual cash obligations	**$550**	**$1,285**	**$819**	**$765**	**$744**	**$1,939**	**$6,102**

(a) Amounts represent our known, undiscounted, minimum contractual payment obligations under our long-term obligations and include amounts identified as contractual obligations in current liabilities of the accompanying audited consolidated financial statements as of

December 31, 2009. Contractual cash obligations of the Equity Investees have not been included. In all cases includes amounts subject to compromise.

(b) Includes principal payments due on long-term debt and $91 of capital lease obligations, including $4,306 in long-term debt classified as subject to compromise. For additional information, see note 16, "Long-term debt", to the accompanying audited consolidated financial statements.

(c) Amounts represent interest obligations on our long-term debt excluding capital leases as at December 31, 2009.

(d) For additional information, see note 20, "Commitments", to the accompanying audited consolidated financial statements.

(e) Represents our 2010 estimate cash funding of our 2010 pension, post-retirement and post-employment plans. We will continue to have funding obligations in each future period; however, we are not currently able to estimate those amounts.

(f) Includes asset retirement obligations, deferred compensation and uncertain tax position liabilities. Deferred compensation is classified as subject to compromise and has been classified in "Thereafter", as we are unable to reasonably project the ultimate amount or timing of settlement of deferred compensation. $83 has been classified as current and $89 in "Thereafter", as we are unable to reasonably project the ultimate amount or timing of settlement of our reserves for income taxes. See note 12, "Income taxes" to the accompanying audited consolidated financial statements for further discussion.

As a result of the Creditor Protection Proceedings, we are not able to determine the amounts and timing of our contractual cash obligations. Accordingly, the preceding table reflects the scheduled maturities based on the original payment terms specified in the underlying agreement or contract. Future payment timing and amounts are expected to be modified as a result of the recognition under the Creditor Protection Proceedings.

The amounts above do not include the contractual cash obligations of the Equity Investees. The Equity Investees have contractual cash obligations of $373 primarily relating to operating leases, obligations under cost reduction activities and asset retirement obligations.

Purchase obligations

Purchase obligation amounts in the above table represent the minimum obligation under our supply arrangements related to products and/or services entered into in the normal course of our business. Where the related contract specifies quantity, pricing and timing information, we have included that arrangement in the amounts presented above. In certain cases, these arrangements define an end date of the contract, but do not specify timing of payments between December 31, 2009 and such end date. In those cases, we have estimated the timing of the payments based on forecasted usage rates.

Outsourcing contracts

Outsourcing contract amounts in the table above represent our minimum contractual obligations for services provided to us for a portion of our information services function. The amounts payable under these outsourcing contracts is variable to the extent that our hardware volumes and workforce fluctuates from the baseline levels contained in the contracts, and our contractual obligations could increase above such baseline amount. If our hardware volumes or workforce were to fall below the baseline levels in the contracts, we nevertheless would be required to make the minimum payments noted above.

Obligations under cost reduction activities

Obligations under cost reduction activities in the above table reflect undiscounted amounts related to contract settlement and lease costs, and are expected to be substantially drawn down by the end of 2016. Balance sheet provisions of $5 for workforce reduction costs, included in restructuring in current liabilities in the accompanying audited consolidated financial statements, have not been reflected in the contractual cash obligations table above.

Pension and post-retirement obligations

During 2009, we made cash contributions to our defined benefit pension plans of $53 and to our post-retirement and post-employment benefit plans of $38. Additionally, cash contributions to our defined benefit pension plans in the Equity Investees were $35. Assuming current funding rules and current plan design, estimated 2010 cash contributions to our defined benefit pension plans and our post-retirement and post-employment benefit plans are approximately $20 and $77, respectively. Estimated 2010 cash contributions to our defined benefit plans in the Equity Investees are approximately $7. For further information, see "Application of Critical Accounting Policies and Estimates — Pension and Post-retirement Benefits". The preceding table above does not include an intercompany guarantee agreement relating to the U.K. defined benefit pension plan, whereby NNL indemnifies the U.K. pension trust for any amounts due that Nortel Networks U.K. Limited (NNUK) does not pay under a Funding Agreement executed on November 21, 2006. As a result NNL guarantees NNUK's performance under the November 21, 2006 Funding Agreement. The table also does not include an intercompany guarantee agreement whereby NNL indemnifies the trustees of the U.K. defined benefit pension plan on the insolvency of NNUK and consequent windup of such plan.

Acquisitions

As a result of the acquisitions made in 2008, we may be liable for future cash obligations of up to $14 based on the achievement of future business milestones. See note 15 to the accompanying audited consolidated financial statements for further information. This amount has been classified as "Thereafter" as we are unable to reasonably project the ultimate amount or timing of settlement of these contingent payments.

Other long-term liabilities reflected on the balance sheet

Payment information related to our asset retirement obligations has been presented based on the termination date after the first renewal period of the associated lease contracts. Deferred compensation accruals formerly included in Other long-term liabilities are now classified as subject to compromise. Deferred compensation has been classified in "Thereafter" as we are unable to reasonably project the ultimate amount or timing of settlement of deferred compensation.

Payment information related to our deferred compensation accruals has been presented based on the anticipated retirement dates of the employees participating in the programs.

Future Sources of Liquidity

Available Support Facilities

NNL is a party to the EDC Support Facility, which provides for the issuance of support in the form of guarantee bonds or guarantee type documents issued to financial institutions that issue letters of credit or guarantee, performance or surety bonds, or other instruments in support of Nortel's contract performance. Further access by NNL to the EDC Support Facility is at the sole discretion of EDC. We have established other cash collateralized facilities in certain jurisdictions including Canada and the U.S. to support our bonding needs. These other facilities can be used as an alternative to the EDC Support Facility. See "Executive Overview — Creditor Protection Proceedings — EDC Support Facility" for further information.

Interim and Final Funding Settlement Agreements

The Canadian Debtors and the U.S. Debtors are parties to the IFSA and the FCFSA. See "Executive Overview- Creditor Protection Proceedings — Interim and Final Funding and Settlement Agreement" for further information about the IFSA and FCFSA.

APAC Agreement

The Debtors are parties to the APAC Agreement. See "Executive Overview — Creditor Protection Proceedings — APAC Debt Restructuring Agreement" for further details.

Credit Ratings

On January 14, 2009, S&P lowered NNL's Corporate Credit Rating to D from B- and at the same time lowered the ratings on NNL's preferred shares to D from C. On January 15, 2009, Moody's Investor Service, Inc.

downgraded NNC's Ratings to Ca from Caa2 and the rating on NNL's preferred shares to C from Ca. Following these rating actions, S&P and Moody's have withdrawn all ratings.

Off-Balance Sheet Arrangements

Bid, Performance-Related and Other Bonds

During the normal course of business, we provide bid, performance, warranty and other types of bonds, which we refer to collectively as bonds, via financial intermediaries to various customers in support of commercial contracts, typically for the supply of telecommunications equipment and services. If we fail to perform under the applicable contract, the customer may be able to draw upon all or a portion of the bond as a remedy for our failure to perform. An unwillingness or inability to issue bid and performance related bonds could have a material negative impact on our revenues and gross margin. The contracts that these bonds support generally have terms ranging from one to five years. Bid bonds generally have a term of less than twelve months, depending on the length of the bid period for the applicable contract. Performance-related and other bonds generally have a term consistent with the term of the underlying contract. Historically, we have not made material payments under these types of bonds and as a result of the Creditor Protection Proceedings we do not anticipate that we will be required to make any such payments during the pendency of the Creditor Protection Proceedings.

The following table provides information related to these types of bonds as of:

	For the Years Ended December 31,	
	2009	2008
Bid and performance-related bonds[(a)]	$ 83	$167
Other bonds[(b)]	21	57
Total bid, performance-related and other bonds	$104	$224

(a) Net of restricted cash and cash equivalents amounts of $26 and $4 as of December 31, 2009 and December 31, 2008, respectively.

(b) Net of restricted cash and cash equivalents amounts of $45 and $7 as of December 31, 2009 and December 31, 2008, respectively.

The EDC Support Facility is used to support bid, performance-related and other bonds with varying terms. Any bid or performance-related bond will be supported under the EDC Support Facility with expiry dates of up to four years. See "Liquidity and Capital Resources — Future Uses and Sources of Liquidity — Future Sources of Liquidity — Available support facilities".

Application of Critical Accounting Policies and Estimates

Our accompanying audited consolidated financial statements are based on the selection and application of U.S. GAAP, which require us to make significant estimates and assumptions. We believe that the following accounting policies and estimates may involve a higher degree of judgment and complexity in their application and represent our critical accounting policies and estimates: revenue recognition, provisions for doubtful accounts, provisions for inventory, provisions for product warranties, income taxes, goodwill valuation, pension and post-retirement benefits, special charges and other contingencies.

In general, any changes in estimates or assumptions relating to revenue recognition, provisions for doubtful accounts, provisions for inventory and other contingencies (excluding legal contingencies) are directly reflected in the results of our reportable operating segments. Changes in estimates or assumptions pertaining to our tax asset valuations, our pension and post-retirement benefits and our legal contingencies are generally not reflected in our reportable operating segments, but are reflected on a consolidated basis.

We have discussed the application of these critical accounting policies and estimates with the audit committee of our board of directors.

Revenue Recognition

Our material revenue streams are the result of a wide range of activities, from custom design and installation over a period of time to a single delivery of equipment to a customer. Our networking solutions also cover a broad range of technologies and are offered on a global basis. As a result, our revenue recognition policies can differ depending on the level of customization and essential services within the solution and the contractual terms with the customer. Various technologies within one of our reporting segments may also have different revenue recognition implications depending on, among other factors, the specific performance and acceptance criteria within the applicable contract. Therefore, management must use significant judgment in determining how to apply the current accounting standards and interpretations, not only based on the overall solution, but also within solutions based on reviewing the level and types of services required and contractual terms with the customer. As a result, our revenues may fluctuate from period to period based on the mix of solutions sold and the geographic region in which they are sold.

We regularly enter into multiple contractual agreements with the same customer. These agreements are reviewed to determine whether they should be evaluated as one arrangement in accordance with FASB ASC 985-605-55 "Software — Revenue Recognition — Multiple-Element Arrangements" (ASC 985-605-55).

When a customer arrangement involves multiple deliverables where the deliverables are governed by more than one authoritative standard, we evaluate all deliverables to determine whether they represent separate units of accounting based on the following criteria:

- whether the delivered item has value to the customer on a stand-alone basis;
- whether there is objective and reliable evidence of the fair value of the undelivered item(s); and
- if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and is substantially in our control.

Our determination of whether deliverables within a multiple element arrangement can be treated separately for revenue recognition purposes involves significant estimates and judgment, such as whether fair value can be established for undelivered obligations and/or whether delivered elements have stand-alone value to the customer. Changes to our assessment of the accounting units in an arrangement and/or our ability to establish fair values could significantly change the timing of revenue recognition.

If objective and reliable evidence of fair value exists for all units of accounting in the arrangement, revenue is allocated to each unit of accounting or element based on relative fair values. In situations where there is objective and reliable evidence of fair value for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. Each unit of accounting is then accounted for under the applicable revenue recognition guidance. If sufficient evidence of fair value cannot be established for an undelivered element, revenue and related cost for delivered elements are deferred until the earlier of when fair value is established or all remaining elements have been delivered. Once there is only one remaining element to be delivered within the unit of accounting, the deferred revenue and costs are recognized based on the revenue recognition guidance applicable to the last delivered element. For instance, where post-contract customer support (PCS) is the last delivered element within the unit of accounting, the deferred revenue and costs are recognized ratably over the remaining PCS term once PCS is the only undelivered element. Our assessment of which authoritative standard is applicable to an element also can involve significant judgment. For instance, the determination of whether software is more than incidental to a hardware element determines whether the hardware element is accounted for pursuant to FASB ASC 985-605 "Software — Revenue Recognition" (ASC 985-605), or based on general revenue recognition guidance as set out in FASB ASC 605-10, "Revenue Recognition" (ASC 605-10). This assessment could significantly impact the amount and timing of revenue recognition.

Many of our products are integrated with software that is embedded in our hardware at delivery and where the software is essential to the functionality of the hardware. In those cases where indications are that software is more than incidental to the product, such as where the transaction includes software upgrades or enhancements, we apply software revenue recognition rules to determine the amount and timing of revenue recognition. The assessment of whether software is more than incidental to the hardware requires significant judgment and may change over time as our product offerings evolve. A change in this assessment, whereby software becomes more than incidental to the hardware product may have a significant impact on the timing of recognition of revenue and related costs.

For elements related to customized network solutions and certain network build-outs, revenues are recognized in accordance with FASB ASC 605-35 "Construction-Type and Production-Type Contracts" (ASC 605-35), generally using the percentage-of-completion method. In using the percentage-of-completion method, revenues are generally recorded based on the percentage of costs incurred to date on a contract relative to the estimated total expected contract costs. Profit estimates on these contracts are revised periodically based on changes in circumstances and any losses on contracts are recognized in the period that such losses become evident. Generally, the terms of ASC 605-35 contracts provide for progress billings based on completion of certain phases of work. Unbilled ASC 605-35 contract revenues recognized are accumulated in the contracts in progress account included in accounts receivable — net. Billings in excess of revenues recognized to date on these contracts are recorded as advance billings in excess of revenues recognized to date on contracts within other accrued liabilities until recognized as revenue. This classification also applies to billings in advance of revenue recognized on combined units of accounting under FASB ASC 605-25 "Revenue Recognition — Multiple-Element Arrangements" (ASC 605-25), that contain both ASC 605-35 and non-ASC 605-35 elements. Significant judgment is required when estimating total contract costs and progress to completion on the arrangements as well as whether a loss is expected to be incurred on the contract. Management uses historical experience, project plans and an assessment of the risks and uncertainties inherent in the arrangement to establish these estimates. Uncertainties include implementation delays or performance issues that may or may not be within our control. Changes in these estimates could result in a material impact on revenues and net earnings (loss).

If we are unable to develop reasonably dependable cost or revenue estimates, the completed contract method is applied under which all revenues and related costs are deferred until the contract is completed. The completed contract method is also applied to all ASC 605-35 units of accounting valued at under $0.5, as these are generally short-term in duration and our results of operations would not vary materially from those resulting if we applied the percentage-of-completion method of accounting.

Revenue for hardware that does not require significant customization, and where any software is considered incidental, is recognized under ASC 605-10. Under ASC 605-10, revenue is recognized provided that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured.

For hardware, delivery is considered to have occurred upon shipment provided that risk of loss, and in certain jurisdictions, legal title, has been transferred to the customer. For arrangements where the criteria for revenue recognition have not been met because legal title or risk of loss on products did not transfer to the buyer until final payment had been received or where delivery had not occurred, revenue is deferred to a later period when title or risk of loss passes either on delivery or on receipt of payment from the customer as applicable. For arrangements where the customer agrees to purchase products but we retain physical possession until the customer requests delivery, or "bill and hold" arrangements, revenue is not recognized until delivery to the customer has occurred and all other revenue recognition criteria have been met.

Revenue for software and software-related elements is recognized pursuant to ASC 985-605. Software-related elements within the scope of ASC 985-605 (e.g. software products, upgrades/enhancements, post-contract customer support, and services) as well as any non-software deliverable(s) for which a software deliverable is deemed essential to its functionality. For software arrangements involving multiple elements, we allocate revenue to each element based on the relative fair value or the residual method, as applicable, using vendor specific objective evidence to determine fair value, which is based on prices charged when the element is sold separately. Software revenue accounted for under ASC 985-605 is recognized when persuasive evidence of an arrangement exists, the software is delivered in accordance with all terms and conditions of the customer contracts, the fee is fixed or determinable and collectibility is probable. Revenue related to PCS, including technical support and unspecified when-and-if available software upgrades, is recognized ratably over the PCS term.

We make certain sales through multiple distribution channels, primarily resellers and distributors. These customers are generally given certain rights of return. For products sold through these distribution channels, revenue is recognized from product sales at the time of shipment to the distribution channel when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Accruals for estimated sales returns and other allowances and deferrals are recorded as a reduction of revenue at the time of revenue recognition. These provisions are based on contract terms and prior claims experience and involve significant estimates. If these estimates are significantly different from actual results, our revenue could be impacted.

The collectibility of trade and notes receivables is also critical in determining whether revenue should be recognized. As part of the revenue recognition process, we determine whether trade or notes receivables are reasonably assured of collection and whether there has been deterioration in the credit quality of our customers that could result in our inability to collect the receivables. We will defer revenue but recognize related costs if we are uncertain about whether we will be able to collect the receivable. As a result, our estimates and judgment regarding customer credit quality could significantly impact the timing and amount of revenue recognition. We generally do not sell under arrangements with extended payment terms.

We have a significant deferred revenue balance relative to our consolidated revenue. Recognition of this deferred revenue over time can have a material impact on our consolidated revenue in any period and result in significant fluctuations.

The complexities of our contractual arrangements result in the deferral of revenue for a number of reasons, the most significant of which are discussed below:

- Complex arrangements that involve multiple deliverables such as future software deliverables and/or post-contract support which remain undelivered generally result in the deferral of revenue because, in most cases, we have not established fair value for the undelivered elements. We estimate that these arrangements account for approximately 61% of our deferred revenue balance and will be recognized upon delivery of the final undelivered elements and over time.
- In many instances, our contractual billing arrangements do not match the timing of the recognition of revenue. Often this occurs in contracts accounted for under ASC 605-35 where we generally recognize the revenue based on a measure of the percentage of costs incurred to date relative to the estimated total expected contract costs. We estimate that approximately 17% of our deferred revenue balance relates to contractual arrangements where billing milestones preceded revenue recognition.

The impact of the deferral of revenues on our liquidity is discussed in "Liquidity and Capital Resources — Operating Activities" above.

The following table summarizes our deferred revenue balances:

	As at December 31,		$ Change	% Change
	2009	2008		
Deferred revenue	$209	$1,243	$(1,034)	(83)
Advance billings	76	751	(675)	(90)
Total deferred revenue	$285	$1,994	$(1,709)	(86)

Total deferred revenue decreased by $1,709 in 2009 partly as a result of the $727 impact of the deconsolidation of the Equity Investees. Decreases were also as a result of reductions related to the net release of approximately $374, reclassifications to liabilities held for sale of $413, reclassifications to discontinued operations of $204 and other adjustments of $2, partially offset by foreign exchange fluctuations of $11. The general trends related to our consolidated revenues also contributed to the decrease. See "Results of Operations — Continuing Operations." The release of deferred revenue to revenue is net of additional deferrals recorded during 2009.

At December 31, 2009, the Equity Investees had total deferred revenue of $524, including $362 in advance billings.

Provisions for Doubtful Accounts

In establishing the appropriate provisions for trade, notes and long-term receivables due from customers, we make assumptions with respect to their future collectibility. Our assumptions are based on an individual assessment of a customer's credit quality as well as subjective factors and trends. Generally, these individual credit assessments occur prior to the inception of the credit exposure and at regular reviews during the life of the exposure and consider:

- age of the receivables;
- customer's ability to meet and sustain its financial commitments;
- customer's current and projected financial condition;
- collection experience with the customer;
- historical bad debt experience with the customer;
- the positive or negative effects of the current and projected industry outlook; and
- the economy in general.

Once we consider all of these individual factors, an appropriate provision is then made, which takes into consideration the likelihood of loss and our ability to establish a reasonable estimate.

In addition to these individual assessments, a regional accounts past due provision is established for outstanding trade accounts receivable amounts based on a review of balances greater than nine months past due. A regional trend analysis, based on past and expected write-off activity, is performed on a regular basis to determine the likelihood of loss and establish a reasonable estimate.

The following table summarizes our accounts receivable and long-term receivable balances and related reserves:

	As at December 31,	
	2009	2008
Gross accounts receivable	$641	$2,190
Provision for doubtful accounts	(16)	(36)
Accounts receivable — net	$625	$2,154
Accounts receivable provision as a percentage of gross accounts receivable	2%	2%
Gross long-term receivables	$—	$ 80
Provision for doubtful accounts	—	(37)
Net long-term receivables	$—	$ 43
Long-term receivables provision as a percentage of gross long-term receivables	0%	46%

At December 31, 2009, the Equity Investees had accounts receivable of $338, net of a $32 provision for doubtful accounts. The Equity Investees had long-term receivables of $6, net of a $3 provision for doubtful accounts.

Provisions for Inventories

Management must make estimates about the future customer demand for our products when establishing the appropriate provisions for inventories.

When making these estimates, we consider general economic conditions and growth prospects within our customers' ultimate marketplace, and the market acceptance of our current and pending products. These judgments must be made in the context of our customers' shifting technology needs and changes in the geographic mix of our customers. With respect to our provisioning policy, in general, we fully reserve for surplus inventory in excess of demand forecast or that we deem to be obsolete. Generally, our inventory provisions have an inverse relationship with the projected demand for our products. For example, our provisions usually increase as projected demand decreases due to adverse changes in the conditions mentioned above. We have experienced significant changes in required provisions in recent periods due to changes in strategic direction, such as discontinuances of product lines, as well as declining market conditions. A misinterpretation or misunderstanding of any of these conditions could result in inventory losses in excess of the provisions determined to be appropriate as of the balance sheet date.

Our inventory includes certain direct and incremental deferred costs associated with arrangements where title and risk of loss was transferred to customers but revenue was deferred due to other revenue recognition criteria not being met. We have not recorded excess and obsolete provisions against this type of inventory.

The following table summarizes our inventory balances and other related reserves:

	As at December 31,	
	2009	**2008**
Gross inventory	$ 356	$2,104
Inventory provisions	(129)	(481)
Inventories — net[(a)]	$ 227	$1,623
Inventory provisions as a percentage of gross inventory	36%	23%
Inventory provisions as a percentage of gross inventory excluding deferred costs[(b)]	61%	49%

(a) Includes the long-term portion of inventory related to deferred costs of $44 and $146 as of December 31, 2009 and December 31, 2008, respectively, which is included in other assets.

(b) Calculated excluding deferred costs of $144 and $1,130 as of December 31, 2009 and December 31, 2008, respectively.

Inventory provisions decreased by $352 primarily as a result of $221 of scrapped inventory, $69 impact due to deconsolidation of the Equity Investees, $70 of previously reserved inventory that was subsequently sold (including $40 of consigned inventory), $12 transferred with related inventory to discontinued operations, $78 transferred as part of the sales to Ericsson and Avaya, $198 reclassified as held for sale, partially offset by $187 of additional inventory provisions, $54 related to the recognition of zero net value inventory previously excluded from the gross inventory provision and foreign exchange adjustments of $31. In the future, we may be required to make significant adjustments to these provisions for the sale and/or disposition of inventory that was provided for in prior periods.

At December 31, 2009, the Equity Investees had inventory of $464, net of provisions of $46, including deferred costs of $415.

Provisions for Product Warranties

Provisions are recorded for estimated costs related to warranties given to customers on our products to cover defects. These provisions are calculated based on historical return rates as well as on estimates that take into consideration the historical material costs and the associated labor costs to correct the product defect. Known product defects are specifically provided for as we become aware of such defects. Revisions are made when actual experience differs materially from historical experience. These provisions for product warranties are part of the cost of revenues and are accrued when the product is delivered and recognized in the same period as the related revenue. They represent the best possible estimate, at the time the sale is made, of the expenses to be incurred under the warranty granted. Warranty terms generally range from one to nine years from the date of sale depending upon the product. Warranty related costs incurred prior to revenue being recognized are capitalized and recognized as an expense when the related revenue is recognized.

We accrue for warranty costs as part of our cost of revenues based on associated material costs and labor costs. Material cost is estimated based primarily upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the product. Labor cost is estimated based primarily upon historical trends in the rate of customer warranty claims and projected claims within the warranty period.

The following table summarizes the accrual for product warranties that was recorded as part of other accrued liabilities in the consolidated balance sheets:

	As at December 31,	
	2009	2008
Balance at the beginning of the year	$ 186	$ 214
Adjustment for deconsolidation of Equity Investees	(24)	—
Payments	(130)	(178)
Warranties issued	129	213
Revisions	(82)	(63)
Reclassifications to held for sale	(21)	—
Balance at the end of the year	$ 58	$ 186

We engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers. Our estimated warranty obligation is based upon warranty terms, ongoing product failure rates, historical material costs and the associated labor costs to correct the product defect. If actual product failure rates, material replacement costs, service or labor costs differ from our estimates, revisions to the estimated warranty provision would be required. If we experience an increase in warranty claims compared with our historical experience, or if the cost of servicing warranty claims is greater than the expectations on which the accrual is based, our gross margin could be negatively affected.

Revisions to warranty provisions include releases and foreign currency exchange adjustments. The $82 of revisions impacting cost of revenues, relates to releases, consisting of $71 of warranty releases and $11 of known product defect releases. The impact of these releases reduced cost of revenues during 2009 by $82. The warranty releases were primarily due to declines in cost of sales for specific product portfolios to which our warranty estimates apply, as well as declines in various usage rates and warranty periods.

Income Taxes

As of December 31, 2009, our deferred tax asset balance was $4,921, against which we have recorded a valuation allowance of $4,908, resulting in a net deferred tax asset of $13. At December 31, 2008, our net deferred tax asset was $32, which included a net deferred tax asset of $27 in Korea and $5 from the Equity Investees. Excluding the Equity Investees, the reduction of $14 was primarily attributable to the effects of foreign exchange translation and changes in deferred tax assets resulting from operations in the ordinary course of business in Korea.

For the year ended December 31, 2009, our gross income tax valuation allowance increased to $4,908 compared to $4,833, excluding the Equity Investees, as of December 31, 2008. The $75 increase was largely the result of the tax benefit of $213 relating to changes in investment tax credits and capital losses, $495 of foreign currency translation, and $55 of prior year adjustments offset by decreases to the valuation allowance as a result of decreases in the deferred tax assets in conjunction with uncertain tax positions of $143, $352 of valuation allowance released on the tax benefit of current period income net of other comprehensive loss and changes in tax rates of $193.

Our deferred tax assets are mainly comprised of net operating loss carryforwards, capital loss carryforwards, tax credit carryforwards and deductible temporary differences, which are available to reduce future income taxes payable in our significant tax jurisdictions (namely Canada and the U.S.). The realization of our net deferred tax asset is dependent on the generation of future pre-tax income sufficient to realize the tax deductions and credits. Historically, our expectations about future pre-tax income were based on detailed forecasts through 2011, which were based in part on assumptions about market growth rates and cost reduction initiatives. To estimate future pre-tax income beyond 2011, we used model forecasts based on market growth rates. The expanding global economic downturn and the commencement of the Creditor Protection Proceedings led us to conclude that the forecasts became less reliable as compared to prior periods. As a result, we were unable to rely on the forecasts as positive evidence to overcome the significant negative evidence and uncertainty. We determined that there was significant negative evidence against a conclusion that the tax benefit of our deferred tax asset was more likely than not to be realized in future tax years in all tax jurisdictions other than Korea and Turkey. Therefore, in the year ended December 31, 2008 we recorded a full valuation allowance against our net deferred tax asset in all tax jurisdictions other than in Korea and Turkey. In June 2009, we concluded that the sale of our remaining businesses was the best path forward. As described in note 2 to the accompanying audited consolidated financial statements, we disposed of substantially all of our CDMA business and LTE Access assets to Ericsson, our Packet Core Assets to Hitachi, and substantially all of the assets of our ES business to Avaya. We have entered into TSAs with the buyers of these businesses and are in the process of selling our remaining businesses and assets. These remaining disposals are expected to occur during 2010 and certain of these estimates have been considered positive evidence in the determination of future income available to support the realization of the remaining net deferred tax assets. However, due to Nortel's history of losses, the uncertainty concerning the forecasted income for 2010 and beyond, the uncertainty concerning the estimated final proceeds allocation by jurisdiction and Nortel's limited ability to control the ultimate closing of these transactions, Nortel believes that it is still appropriate to maintain a full valuation allowance in all jurisdictions other than in Korea and Turkey.

Transfer Pricing

Nortel had previously entered into Advanced Pricing Arrangements (APA) with the U.S. and Canadian taxation authorities in connection with its intercompany transfer pricing and cost sharing arrangements between Canada and the U.S. These arrangements expired in 1999 and 2000. In 2002, Nortel filed APA requests with the taxation authorities in the U.S., Canada and the U.K. that applied to the 2001 through 2005 taxation years (2001-2005 APA). In September 2008, the Canadian tax authorities provided the U.S. tax authorities with a supplemental position paper regarding the 2001-2005 APA under negotiation. The supplemental position paper suggested a material reallocation of losses from the U.S. to Canada. During the year ended December 31, 2009, Nortel received details from the U.S. and Canadian tax authorities concerning the settlement of the 2001-2005 APA. The agreement between the tax authorities mandates a reallocation of losses from NNI to NNL in the amount of $2,000 for the tax years ending 2001 to 2005. The agreement makes no mention of an appropriate transfer pricing method for the 2001-2005 APA. In December 2009, Nortel agreed to accept the agreement between the tax authorities and the resulting reallocation of losses from NNI to NNL. In February 2010, Nortel and the U.S. and Canadian taxing authorities executed the 2001-2005 APA.

Also, in connection with the settlement of the 2001-2005 APA and in consideration for a settlement payment of $37.5, the IRS has agreed to release all of its claims against NNI and other members of NNI's consolidated tax group for the years 1998 through 2008 and has agreed that NNI and its consolidated tax group is entitled to a federal net operating loss carryforward of $814 as of January 1, 2009, inclusive of the APA adjustments. As a result of this settlement, the IRS has stipulated that its claim against NNI filed in the Chapter 11 Proceedings in the amount of approximately $3,017, as discussed below, is reduced to the $37.5 settlement payment. NNI made the settlement payment of $37.5 on February 22, 2010.

Nortel continues to apply the transfer pricing methodology proposed in the 2001- 2005 APA requests to the other parties subject to the transfer pricing methodology in preparing its tax returns and its accounts for its 2001 to 2005 taxation years. The other parties are the U.K., France, Ireland and Australia.

The U.K. and Canadian tax authorities are also parties to negotiations with respect to the 2001-2005 APA. We are uncertain of the U.K.'s response to the agreement reached between the U.S. and Canadian tax authorities. Since the U.S. and Canadian tax authorities did not express a view on the proposed transfer pricing methodology, no adjustment has been made to the transfer pricing methodology that we submitted in our 2001-2005 APA application. We expect the U.K. and Canadian tax authorities to advance negotiations regarding their 2001-2005 bilateral APA upon conclusion of the U.S. and Canadian 2001-2005 APA and although the ultimate outcome of these negotiations is uncertain, there may be a further reallocation of historical losses from Canada to the U.K. This reallocation of losses is not expected to result in a material impact to Nortel's consolidated tax expense.

During 2007 and 2008, Nortel requested new bilateral APAs for tax years 2007 through at least 2010 (2007-2010 APA), for Canada, the U.S. and France, with a request for rollback to 2006 in the U.S. and Canada, following methods generally similar to those requested for 2001 through 2005. During the second quarter of 2009 the Canadian tax authority requested that Nortel rescind its 2007-2010 application as a result of the uncertain commercial environment.

Although we continue to apply the transfer pricing methodology that was requested in the 2007-2010 APA to the 2006 through to the 2008 taxation years, the ultimate outcome is uncertain and the ultimate reallocation of losses cannot be determined at this time. Other than in the U.S., there could be a further material shift in historical earnings between the above mentioned parties. If these matters are resolved unfavorably, they could have a material effect on Nortel's consolidated financial position, results of operations and/or cash flows.

It is also uncertain whether the Creditor Protection Proceedings will have any impact on the ultimate resolution of the remaining APAs. We continue to monitor the progress of the remaining APA negotiations and will analyze the existence of any new evidence, when available, as it relates to the remaining APAs. We may make adjustments to the deferred tax and valuation allowance assessments, as appropriate, as additional evidence becomes available in future quarters.

During the year ended December 31, 2009, the U.S. Debtors, Canadian Debtors and EMEA Debtors entered into the IFSA, see note 2 to the accompanying audited consolidated financial statements, which constitutes a full and final settlement of certain 2009 TPA Payment obligations arising from post-petition services and expenses. As a result of this agreement, NNI has paid NNL $157, which together with one $30 payment previously made by NNI to NNL provides for a full and final settlement of TPA Payments for the period from the Petition Date to September 30, 2009. Similarly, except for two shortfall payments totaling $20, the IFSA provides for a full and final settlement of any and all TPA Payments owing between certain EMEA entities and the U.S. and Canada for the period from the Petition Date through December 31, 2009.

On December 23, 2009, we, NNL, NNI, and certain of our other Canadian and U.S. subsidiaries that have filed for creditor protection in Canada or the U.S., entered into the FCFSA, which provides, among other things, for the settlement of certain intercompany claims, including in respect of amounts determined to be owed by NNL to NNI under Nortel's transfer pricing arrangements for the years 2001 through 2005. As part of the settlement, NNL has agreed to the establishment of the FCFSA Claim in the CCAA Proceedings in favor of NNI in the net amount of approximately $2,063 (FCFSA Claim), which claim will not be subject to any offset.

As described in note 2 to the accompanying audited consolidated financial statements, as a consequence of the Creditor Protection Proceedings, certain amounts of intercompany payables to the APAC Agreement Subsidiaries in the APAC region as of the Petition Date became impaired. To enable the APAC Agreement Subsidiaries to continue their respective business operations and to facilitate any potential divestitures, the Debtors have entered into the APAC Agreement. As a result, the APAC Agreement will effect a full and final settlement for certain payments owing and that may or could be owing among the APAC Agreement Subsidiaries, or between an APAC Agreement Subsidiary and a Canadian Debtor, pursuant to certain distribution and transfer pricing agreements.

Tax Contingencies

We adopted FIN 48, "Accounting for Uncertainty in Income Taxes", codified in ASC 740 on January 1, 2007. The accounting estimates related to the liability for uncertain tax positions require us to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. If we determine it is more likely than not a tax position will be sustained based on its technical merits, we record the impact of the position in our audited consolidated financial statements at the largest amount that is greater than 50% likely of being realized upon ultimate settlement. These estimates are updated at each reporting date based on the facts, circumstance and information available. For purposes of intraperiod allocation, we include all changes in reserves relating to historical periods for uncertain tax positions in continuing operations. We are also required to assess at each reporting date whether it is reasonably possible that any significant increases or decreases to the unrecognized tax benefits will occur during the next twelve months. Our liability for uncertain tax positions was $174 as of December 31, 2009, of which $2 is included in liabilities subject to compromise.

Actual income tax expense, income tax assets and liabilities could vary from these FIN 48 estimates due to future changes in income tax laws, significant changes in the jurisdictions in which we operate, or unpredicted results from the final assessment of each year's liability by various taxing authorities. These changes could have a significant impact on our financial position.

We are subject to ongoing examinations by certain taxation authorities of the jurisdictions in which we operate. We regularly assess the status of these examinations and the potential for adverse outcomes to determine the adequacy of our provision for income and other taxes. We believe that we have adequately provided for tax adjustments that we believe are more likely than not to be realized as a result of any ongoing or future examination.

Specifically, the tax authorities in Brazil have completed an examination of prior taxable years and have issued assessments in the amount of $88 for the taxation years 1999 and 2000. We are currently in the process of appealing these assessments and we have fully provided for the income tax liability in respect of these assessments.

Likewise, the tax authorities in Colombia have issued an assessment relating to the 2003 tax year proposing adjustments to increase taxable income, resulting in an additional tax liability of $17 inclusive of interest and penalties. Since the fourth quarter of 2008, we have recorded an income tax liability of $17 to fully reserve against this assessment.

In addition, tax authorities in France have issued notices of assessments against one of the Equity Investees in respect of the 2001, 2002 and 2003 taxation years. These assessments collectively propose adjustments to increase taxable income of approximately $1,209, additional income tax liabilities of $48, inclusive of interest, as well as certain adjustments to withholding and other taxes of approximately $96 plus applicable interest and penalties. Other than the withholding and other taxes, we have sufficient loss carryforwards to offset the majority of the proposed assessment. However, no amount has been provided for these assessments since we believe that the proposed assessments are without merit, and any potential tax adjustments that could result from these ongoing examinations cannot be quantified at this time. In February 2010, we received a notice from the France tax authorities cancelling $80 of the assessments relating to the withholding tax amounts. We did not receive a similar assessment from the French tax authorities for the 2004 tax year. In 2006, we discussed settling the audit adjustment without prejudice at the field agent level for the purpose of accelerating the process to either the courts or Competent Authority proceedings under the Canada-France tax treaty. We withdrew from the discussions during the first quarter of 2007 and have entered into Mutual Agreement Procedures with the competent authority under the Canada-France tax treaty to settle the dispute and avoid double taxation. We believe we have adequately provided for tax adjustments that are more likely than not to be realized as a result of any ongoing or future examinations.

During the third quarter of 2009, the U.S. Debtors filed an objection to a claim filed by the IRS on August 20, 2009. The IRS claim asserted an unsecured priority claim against NNI for the tax years 1998-2007, for income taxes due in the amount of approximately $1,805, and interest to the Petition Date in the amount of approximately $1,163 for an aggregate amount of approximately $2,968 (IRS Claim), and an unsecured non-priority claim for penalties (including interest thereon) to August 20, 2009 in the amount of approximately $49 for a total claim of approximately $3,017. The IRS Claim also included an unassessed, unliquidated and contingent U.S. federal FICA withholding tax claim. On October 13, 2009, the U.S. Debtors obtained an order approving a stipulation between NNI and the IRS pursuant to which the IRS waived its claims against certain assets of the ES business in exchange for NNI's acknowledgement of a claim in favor of the IRS for not less than $9.8 and a lien against certain proceeds of the ES sale for such amount. The stipulation reserved all rights of both NNI and the IRS in respect of all other aspects of the IRS Claim. In consideration for a settlement payment of $37.5, the IRS has agreed to release all of its claims against NNI and other members of NNI's consolidated tax group for the years 1998 through 2008 and has agreed to a federal net operating loss carryforward of $814 as of January 1, 2009. As a result of this settlement, the IRS stipulated that its claim against NNI filed in the Chapter 11 Proceedings in the amount of approximately $3,017 is reduced to the $37.5 settlement payment. NNI made the settlement payment of $37.5 on February 22, 2010.

Income Taxes — Equity Investees

As of December 31, 2009, the Equity Investees' deferred tax asset balance was $1,452, against which they have recorded a valuation allowance of $1,445 resulting in a net deferred tax asset of $7 attributable to its joint venture in Turkey.

Goodwill Valuation

We test goodwill for possible impairment on an annual basis as of October 1 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Circumstances that could trigger an impairment test between annual tests include, but are not limited to:

- a significant adverse change in the business climate or legal factors;
- an adverse action or assessment by a regulator;
- unanticipated competition;
- loss of key personnel;
- the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or disposed of;
- a change in reportable segments;
- results of testing for recoverability of a significant asset group; and
- recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to the reporting unit. We determine the fair value of its reporting units using an income approach; specifically, based on a DCF Model. A market approach may also be used to evaluate the reasonableness of the fair value determined under the DCF Model, but results of the market approach are not given any specific weighting in the final determination of fair value. Both approaches involve significant management judgment and as a result, estimates of value determined under the approaches are subject to change in relation to evolving market conditions and our business environment.

If the carrying amount of a reporting unit exceeds its fair value, step two of the goodwill impairment test requires the fair value of the reporting unit be allocated to the underlying assets and liabilities of that reporting unit, whether or not previously recognized, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in net earnings (loss).

The fair value of each reporting unit is determined using discounted cash flows or other evidence of fair value if applicable. When circumstances warrant, a multiple of earnings before interest, taxes, depreciation and amortization (EBITDA) of each reporting unit is calculated and compared to market participants to corroborate the results of the calculated fair value (EBITDA Multiple Model). The following are the significant assumptions involved in the application of each valuation approach:

- *DCF Model:* assumptions regarding revenue growth rates, gross margin percentages, projected working capital needs, SG&A, R&D expense, capital expenditures, discount rates, terminal growth rates, and estimated selling price of assets expected to be disposed of by sale. To determine fair value, Nortel discounts the expected cash flows of each reporting unit. The discount rate used represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting unit operations and the rate of return an outside investor would expect to earn. To estimate cash flows beyond the final year of its model, we use a terminal value approach. Under this approach, we use the estimated cash flows in the final year of its models and apply a perpetuity growth assumption and discount the relative cash flows by a perpetuity discount factor to determine the terminal value. We incorporate the present value of the resulting terminal value into our estimate of fair value. When strategic plans call for the sale of all or an important part of a reporting unit, we estimate proceeds from the expected sale using external information, such as third party bids, adjusted to reflect current circumstances, including market conditions.
- *EBITDA Multiple Model:* assumptions regarding estimates of EBITDA growth and the selection of comparable companies to determine an appropriate multiple.

Interim Goodwill Assessment — March 31, 2009

At March 31, 2009, in accordance with the provisions of FASB ASC 350 "Intangibles — Goodwill and Other" (ASC 350), we performed an interim period goodwill impairment test for the reporting unit in our Other segment, NGS, and recorded a preliminary goodwill impairment charge of approximately $48. We finalized the goodwill assessment during the second quarter of 2009 and as a result recorded no additional goodwill impairment charge. In July 2009, the assets of NGS, including its goodwill, were reclassified as assets of discontinued operations.

Annual and December 31, 2009 Goodwill Assessment

At October 1, 2009, in accordance with ASC 350, we performed an annual goodwill impairment test for our remaining goodwill recorded in reporting units. No impairment was recognized as a result of the annual test. We have $9 remaining in goodwill at December 31, 2009.

Goodwill impairment losses of $2,379 related to the MEN segment, the ES businesses included in discontinued operations and the former CN and GS segments were recorded during the year ended December 31, 2008. Goodwill impairment of $808 related to the ES business was included in discontinued operations.

No impairment losses related to our goodwill were recorded during the year ended December 31, 2007

Related Analyses

In 2008 and 2009, prior to the goodwill analysis discussed above, we performed a recoverability test of our long-lived assets, "Impairment or Disposal of Long-Lived Assets". We consider our segments to be its asset groups for purposes of recoverability testing of its long-lived assets in accordance with ASC 360-10-35. We developed cash flow projections for our asset groups, which included cash flows from operations along with estimates of cash flows expected to result from the disposition of specific businesses. These aggregate cash flow projections were compared with the carrying values of each asset group. No impairment charges were recorded as a result of this testing.

Pension and Post-retirement Benefits

We maintain various pension and post-retirement benefit plans for our employees globally. These plans include significant pension and post-retirement benefit obligations that are calculated based on actuarial valuations. Key assumptions are made at the annual measurement date in determining these obligations and related expenses, including expected rates of return on plan assets and discount rates.

On July 17, 2009, the PBGC provided a notice to NNI that the PBGC had determined under the Employee Retirement Income Securities Act of 1974 (ERISA) that: (i) the Nortel Networks Retirement Income Plan (the Retirement Income Plan), a defined benefit pension plan sponsored by NNI, will be unable to pay benefits when due; (ii) under Section 4042(c) of ERISA, the Retirement Income Plan must be terminated in order to protect the interests of participants and to avoid any unreasonable increase in the liability of the PBGC insurance fund; and (iii) July 17, 2009 was to be established as the date of termination of the Retirement Income Plan. On the same date, the PBGC filed a complaint in the Middle District of Tennessee against NNI and the Retirement Plan Committee of the Nortel Networks Retirement Income Plan seeking to proceed with termination of the Retirement Income Plan though this was not served against us. NNI worked to voluntarily assign trusteeship of the Retirement Income Plan to the PBGC and avoid further court involvement in the termination process.

On September 8, 2009, pursuant to an agreement between the PBGC and the Retirement Plan Committee, the Retirement Income Plan was terminated with a termination date of July 17, 2009, and the PBGC was appointed trustee of the plan. The PBGC withdrew the complaint it had filed in the Middle District of Tennessee. As a result of the PBCG termination, we recorded the impacts of the settlement in accordance with ASC 715-30. A settlement gain of $86 was recorded to earnings in the U.S. in the third quarter of 2009 in reorganization items.

The PBGC has filed a proof of claim against NNI and each of the Debtors in the Chapter 11 Proceedings for the unfunded benefit liabilities of the Nortel Networks Retirement Income Plan, a defined benefit pension plan sponsored by NNI, (U.S. Pension Plan) in the amount of $593. The PBGC has also filed unliquidated claims for contributions necessary to satisfy the minimum funding standards, a claim for insurance premiums, interest and penalties, and a claim for shortfall and amortization charges. Under ERISA, the PBGC may have the ability to impose certain claims and liens on NNI and certain NNI subsidiaries and affiliates (including liens on assets of certain Nortel entities not subject to the Creditor Protection Proceedings). We have recorded a liability of $334 representing our current best estimate of the expected allowed claim amount in accordance with ASC 852 in relation to these claims. To the extent that information available in the future indicates a difference from the recognized amounts, the provision will be adjusted.

As discussed above, we entered into the Settlement Agreement in relation to the Canadian registered pension plans, post-retirement benefits and post-employment benefits. See "Executive Overview — Creditor Protection Proceedings — Settlement Agreement with Former and Disabled Canadian Employee Representatives". The Settlement Agreement is subject to, among other things, the approval of the Canadian Court. The Canadian registered pension plans will be transferred to a new administrator on September 30, 2010. Benefit payments by us in the Canadian post-retirement benefit plan and the Canadian long-term disability plan will cease on December 31, 2010. The measurements of the Canadian registered pension plans, post-retirement benefits and post-employment benefits at December 31, 2009 were not impacted by the Settlement Agreement. We expect any impact on the remeasurement of these liabilities resulting from the Settlement Agreement to be recorded in 2010.

For 2009, the expected long-term rate of return on plan assets used to estimate pension expenses was 7% on a weighted average basis and 7.1% for 2008 on a weighted average basis. The discount rate used to estimate the net pension obligation for 2009 was 5.8% on a weighted average basis. The discount rate used to estimate the net pension expenses for 2009 on a weighted average basis was 7.1%. The discount rates used to estimate the net pension obligations and expenses for 2008 were 6.4% and 5.8%, respectively, on a weighted average basis.

The discount rate used to estimate the post-retirement benefit obligation for 2009 was 6.0% on a weighted average basis. The discount rate on a weighted average basis used to estimate the post-retirement benefit costs for 2009 was 6.0%. The discount rates used to estimate the post-retirement benefit obligations and costs for 2008 were 6.9% and 5.8%, respectively, on a weighted average basis.

In developing these assumptions, we evaluated, among other things, input from our actuaries and matched the plans' expected benefit payments to spot rates of high quality corporate bond yield curves. Significant changes in net periodic pension and post-retirement benefit expense may occur in the future due to changes in our key assumptions including expected rate of return on plan assets and discount rate resulting from economic events. The following table highlights the sensitivity of our pension and post-retirement benefit expense to changes in these assumptions, assuming all other assumptions remain constant:

Change in Assumption	Effect on 2009 Pre-Tax Expense	Effect on 2009 Pre-Tax Post-Retirement Benefit Expense
	Increase/(decrease)	Increase/(decrease)
1 percentage point increase in the expected return on assets	(23)	N/A
1 percentage point decrease in the expected return on assets	23	N/A
1 percentage point increase in discount rate	(71)	(3)
1 percentage point decrease in discount rate	(2)	1

For 2010, our expected rate of return on plan assets is 7.0% for defined benefit pension plans. Also for 2010, our discount rate on a weighted-average basis for pension expenses will decrease from 7.1% to 5.8% for the defined benefit pension plans and will remain unchanged for post-retirement benefit plans at 6.0%. We will continue to evaluate our expected long-term rates of return on plan assets and discount rates at least annually and make adjustments as necessary, which could change the pension and post-retirement obligations and expenses in the future. There is no assurance that the pension plan assets will be able to earn the expected rate of return. Shortfalls in the expected return on plan assets would increase future funding requirements and expense.

For the 2009 year-end measurement, the unfavorable impact of decreases in discount rates, foreign currency impacts driven by the weakening of the U.S. Dollar against Canadian Dollar, and increased inflation rates more than offset positive asset returns, our contributions made to the plans and other accounting assumptions. The effect of the net actuarial loss adjustment and the related foreign currency translation adjustment was to increase accumulated other comprehensive loss including foreign currency translation adjustment (before tax) by $575, increase pension and post-retirement liabilities by $442 and increase net liability in Equity Investees by $133. The unfunded status of our defined benefit plans and post-retirement plans decreased to $1,583 as of December 31, 2009 from $2,119 as of December 31, 2008 primarily as a result of the deconsolidation of the Equity Investees in 2009 who had an unfunded status of $902 as of December 31, 2008, the termination of the U.S. Retirement Income Plan described above, and the actuarial losses described above, partially offset by foreign exchange movements on the Canadian plans.

Plan assets were primarily comprised of debt and equity securities. Included in the equity securities of the defined benefit plans were NNC common shares, held directly or through pooled funds, with an aggregate market value of $0 (0.00% of total plan assets) as of December 31, 2009 and December 31, 2008.

At December 31, 2009, we had net actuarial losses, before taxes, included in accumulated other comprehensive income/loss related to the defined benefit plans of $1,826, of which $1,169 relates to the Equity Investees. These actuarial losses could result in an increase to pension expense in future years depending on several factors, including whether such losses exceed the corridor in accordance with ASC 715-30, whether there is a change in the amortization period, and whether a plan is terminated or settled. The post-retirement benefit plans had actuarial gains, before taxes, of $77 included in accumulated other comprehensive loss at the end of

2009. Actuarial gains and losses included in accumulated other comprehensive loss in excess of the corridor are being recognized over an approximately 10 year period, which represents the weighted-average expected remaining service life of the active employee group. Actuarial gains and losses arise from several factors including experience and assumption changes in the obligations and from the difference between expected returns and actual returns on assets.

As a result of workforce reductions in connection with the Creditor Protection Proceedings and the divestiture activities, we remeasured the post-retirement benefit obligations for the U.S. and Canada and recorded the impacts of these remeasurements in the second, third and fourth quarters of 2009 in accordance with FASB ASC 715-60 "Defined Benefit Plans — Other Post Retirement". Curtailment gains of $31 and $14 were recorded to the statement of operations in the U.S. and Canada, respectively. In addition as a result of the remeasurements, we were required to adjust the liability for impacts from the curtailment gain and changes in assumptions at the re-measurement dates. For the U.S, the net cumulative annual effect of these adjustments was to decrease post-retirement liabilities by $19 and accumulated other comprehensive loss (before tax) by $12. For Canada, the cumulative annual effect of this adjustment and the related foreign currency translation adjustment was to decrease post-retirement liabilities by $4 and accumulated other comprehensive loss (before tax) by $10.

As a result of workforce reductions in connection with the Creditor Protection Proceedings and the divestiture activities, we remeasured the pension benefit obligations for certain of our Canadian pension plans and recorded the impacts of these remeasurements in accordance with FASB ASC 715-30 "Defined Benefit Plans — Pension" (ASC 715-30) in the third and fourth quarters of 2009. A curtailment loss of $149 and a settlement loss of $49 were recorded to the statement of operations. In addition as a result of the remeasurements, we were required to adjust the liability for impacts from the curtailment loss and changes in assumptions at the re-measurement dates. The cumulative annual effect of these adjustments and the related foreign currency translation adjustments was to increase pension liabilities by $177 and accumulated other comprehensive loss (before tax) by $21.

Effective for fiscal years ending after December 15, 2008, Statement of Financial Accounting Standard (SFAS) No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", which is now codified as part of FASB ASC 715 "Compensation — Retirement Benefits" (ASC 715), requires us to measure the funded status of our plans as of the date of our year end statement of financial position. ASC 715 provides two approaches for an employer to transition to a fiscal year end measurement date. Nortel has adopted the second approach, whereby we continue to use the measurements determined for the December 31, 2007 fiscal year end reporting to estimate the effects of the transition. The adoption has resulted in an increase in accumulated deficit of $33, net of taxes, and an increase in accumulated other comprehensive income of $5, net of taxes, as of January 1, 2008. For additional information, see "Accounting Changes and Recent Accounting Pronouncements" in this section of this report, and note 14 to the accompanying audited consolidated financial statements.

During 2009, we made cash contributions to our defined benefit pension plans of $53 and to our post-retirement benefit plans of $38. Assuming current funding rules and current plan design, estimated 2010 cash contributions to our defined benefit pension plans and our post-retirement benefit plans are approximately $20 and $44, respectively. Our 2010 cash contributions to these plans are significantly impacted as a result of the Creditor Protection Proceedings. We continue to evaluate our pension and post-retirement benefit obligations in the context of the Creditor Protection Proceedings and as a result, these amounts may continue to change due to events or other factors that are uncertain or unknown at this time.

Pension and Post-retirement Benefits — Equity Investees

On January 14, 2009, as a result of the U.K. Administration Proceedings, the U.K. defined benefit pension plan entered the Pension Protection Fund (PPF) assessment process and all further service cost accruals and contributions ceased. Employees who were currently enrolled in our U.K. defined benefit pension plan were given the option of participating in the U.K. defined contribution scheme. As a result of these changes, NNUK remeasured its pension obligations related to its U.K. defined benefit pension plan on January 14, 2009, and recorded the impacts of this remeasurement in the first quarter of 2009 in accordance with ASC 715-30. The ceasing of service cost accruals and changes to key assumptions as a result of the remeasurement resulted in a curtailment gain of approximately $22. In addition, as a result of the remeasurement, NNUK was required to adjust the liability for impacts from the curtailment gain, changes in assumptions, and asset losses at the remeasurement date. The effect of this adjustment and the related foreign currency translation adjustment was to increase pension liabilities and accumulated other comprehensive loss (before tax) by $107. This adjustment had no statement of operations impact.

The PPF assessment process can take up to two years, or longer, and will result in the PPF deciding whether it needs to take on the U.K. defined benefit pension plan or whether there are sufficient assets to secure equivalent or greater than PPF benefits through a "buy out" with an insurance company. If the PPF decides it needs to take on the U.K. defined benefit pension plan, the expected claim amount will be significantly more than the carrying amount of the liability.

Wind up of the Ireland defined benefit plan commenced as of April 30, 2009. Employees who were then enrolled in the Ireland defined benefit pension plan were given the option of participating in the Ireland defined contribution scheme. As a result of these changes, Nortel Networks (Ireland) Limited remeasured the pension obligations related to the Ireland defined benefit pension plan on April 30, 2009, and recorded the impacts of this remeasurement in the second quarter of 2009 in accordance with ASC 715-30. The ceasing of service cost accruals resulted in a curtailment gain of approximately $5, of which $0.3 impacted the statement of operations. In addition as a result of the remeasurement, we were required to adjust the liability for impacts from the curtailment gain, changes in assumptions, and asset losses at the re-measurement date. The effect of this adjustment and the related foreign currency translation adjustment was to decrease pension liabilities and accumulated other comprehensive loss (before tax) by $7. The participants in the Ireland defined pension plan were notified in the fourth quarter of 2009 of the initial amounts they will receive under the wind-up of the plan. In a wind up of a pension plan, the participants' payout will be equal to the assets in the pension plan trust. Once a wind up is agreed to, the employer is relieved of any future funding requirements. Any deficit that exists will become a claim through the bankruptcy proceedings. As a result, a settlement gain of $11 was recorded to earnings in Ireland in the fourth quarter of 2009 in reorganization items. We have recorded a liability of $14 representing our current best estimate of the probable claim amount from the trustees for the pension deficit in accordance with ASC 852. To the extent that information available in the future indicates a difference from the recognized amounts, the provision will be adjusted.

In Germany, the Pensions-Sicherungs-Verein (PSV), the German pension insolvency insurer, has agreed to assume pre-filing German pension liabilities on a provisional basis. The PSV has entered into an assessment period. During this assessment period, the PSV is reimbursing German pension payments. If, following the assessment, the PSV concludes that they do not need to assume the liabilities, these payments will need to be reimbursed and the PSV will require that pension payments resume. There have been no changes to service accruals to the Germany pension plans at this time.

Cash contributions in 2009 to defined benefit pension plans of the Equity Investees were $35. Assuming current funding rules and current plan design, estimated 2010 cash contributions to defined benefit pension plans of the Equity Investees are $7. Our 2010 cash contributions to these plans may be significantly impacted as a result of the Creditor Protection Proceedings. Currently, as a result of the U.K. Administration Proceedings, following the latest contribution in January 2009, all further contributions to its UK defined benefit pension plan have ceased pursuant to the direction of the U.K. Administrators, which is reflected in the numbers above. We continue to evaluate our pension obligations in the context of the Creditor Protection Proceedings and as a result, these amounts may continue to change due to events or other factors that are uncertain or unknown at this time.

According to various claims filed by the trustee of the U.K. defined benefit pension plan against certain Debtors, the U.K. defined benefit pension plan has a purported deficit estimated (on a buy-out basis) of £2,100 or

$3,100 as at January 2009 which will be an unsecured claim against NNUK (under section 75 of the *Pensions Act 1995* (UK). In January 2010, The Pensions Regulator under *The Pensions Act 2004* (U.K.) (U.K. Statute) purported to issue a "warning notice" (Warning Notice) to certain Nortel entities, including Canadian Debtors and U.S. Debtors. The Pensions Regulator is a governmental agency charged with responsibility for regulating the operations and administration of occupational pension schemes in the U.K., such as the U.K. defined benefit pension plan. The Warning Notice is the first step in a process set forth under the U.K. Statute to enable The Pensions Regulator to make "financial support" orders under the U.K. Statute directing affiliates of NNUK to provide financial support for the U.K. defined benefit pension plan. In the Warning Notice, The Pensions Regulator identifies certain Nortel entities, including NNC, NNL, NNI and NNCI as targets of a procedure by The Pensions Regulator for the issuance of a financial support direction (U.K. Pension Proceeding). On February 26, 2010, the Canadian Debtors obtained an order of the Canadian Court, which included, among other things, (i) a declaration that the purported commencement of proceedings and exercise of rights by The Pensions Regulator breaches the Initial Order; and (ii) a declaration that any result obtained in the U.K. in breach of the stay under the CCAA Proceedings would not be recognized in the Canadian claims process. Also on February 26, 2010, the U.S. Debtors obtained an order of the U.S. Court providing that the automatic stay of the U.S. Bankruptcy Code is enforceable against the trustee of the U.K. defined benefit pension plan and the PPF and is fully applicable to the U.K. Pension Proceeding. In addition, the order of the U.S. Court provides that with respect to the U.S. Debtors, such proceedings are deemed void and without force or effect.

Provisions for Exit Activities

We record provisions for workforce reduction costs and exit costs when they are probable and estimable. Workforce reduction costs paid under ongoing benefit arrangements is recorded in accordance with FASB ASC 712 "Compensation-Nonretirement Postemployment Benefits" (ASC 712). One-time termination benefits and contract settlement and lease costs are recorded in accordance with FASB ASC 420 "Exit or Disposal Cost Obligations" (ASC 420).

At each reporting date, we evaluate our accruals related to workforce reduction charges, contract settlement and lease costs and plant and equipment write downs to ensure that these accruals are still appropriate. As of December 31, 2009, we had $125 in accruals related to workforce reduction charges and $46 related to contract settlement and lease costs. In addition, as of December 31, 2009, the Equity Investees had accruals of $134 related to workforce reduction charges and $79 related to contract settlement and lease costs. These accruals included significant estimates, primarily related to sublease income over the lease terms and other costs for vacated properties. In certain instances, we may determine that these accruals are no longer required because of efficiencies in carrying out our workforce reduction plans. Adjustments to workforce reduction accruals may also be required when employees previously identified for separation do not receive severance payments because they are no longer employed by us or were redeployed due to circumstances not foreseen when the original plan was initiated. In these cases, we reverse any related accrual to earnings when it is determined it is no longer required. Alternatively, in certain circumstances, we may determine that certain accruals are insufficient as new events occur or as additional information is obtained. In these cases, we would increase the applicable existing accrual with the offset recorded against earnings. Increases or decreases to the accruals for changes in estimates are classified within our cost of revenues, SG&A and R&D and were previously classified within special charges in the statement of operations.

Accounting Changes and Recent Accounting Pronouncements

Accounting Changes

Our financial statements are based on the selection and application of accounting policies based on accounting principles generally accepted in the U.S. Please see note 4 to the accompanying audited consolidated financial statements for a summary of the accounting changes that we have adopted on or after January 1, 2009.

Recent Accounting Pronouncements

For detailed information regarding recent accounting pronouncements and the impact thereof on our financial statements, see note 3 to the accompanying audited consolidated financial statements.

Outstanding Share Data

As of March 5, 2010, we had 498,206,366 NNC common shares outstanding.

Market Risk

For a discussion of market risk matters, see the Quantitative and Qualitative Disclosures About Market Risk section of the 2009 Annual Report.

Environmental Matters

For a discussion of environmental matters, see the Legal Proceedings section of the 2009 Annual Report.

Legal Proceedings

For a discussion of our legal proceedings, see the Legal Proceedings section of the 2009 Annual Report.

Cautionary Notice Regarding Forward-Looking Information

Certain statements in this report may contain words such as "could", "expect", "may", "should", "will", "anticipate", "believe", "intend", "estimate", "target", "plan", "envision", "seek" and other similar language and are considered forward-looking statements or information under applicable securities laws. These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate. These statements are subject to important assumptions, risks and uncertainties that are difficult to predict, and the actual outcome may be materially different. Our assumptions, although considered reasonable by us at the date of this report, may prove to be inaccurate and consequently our actual results could differ materially from the expectations set out herein.

Actual results or events could differ materially from those contemplated in forward-looking statements as a result of the following: (i) risks and uncertainties relating to the Creditor Protection Proceedings including: (a) risks associated with our ability to: stabilize the business and maximize the value of our businesses; obtain required approvals and successfully consummate pending and future divestitures; ability to satisfy transition services agreement obligations in connection with the divestiture of operations; successfully conclude ongoing discussions for the sale of our other assets or businesses; develop, obtain required approvals for, and implement a court approved plan; resolve ongoing issues with creditors and other third parties whose interests may differ from ours; generate cash from operations and maintain adequate cash on hand in each of our jurisdictions to fund operations within the jurisdiction during the Creditor Protection Proceedings; access the EDC Facility given the current discretionary nature of the facility, or arrange for alternative funding; if necessary, arrange for sufficient debtor-in-possession or other financing; continue to have cash management arrangements and obtain any further required approvals from the Canadian Monitor, the U.K. Administrators, the French Administrator, the French Liquidator, the Israeli Administrators, the U.S. Creditors' Committee, or other third parties; raise capital to satisfy claims, including our ability to sell assets to satisfy claims against us; maintain R&D investments; realize full or fair value for any assets or business that are divested; utilize net operating loss carryforwards and certain other tax attributes in the future; avoid the substantive consolidation of NNI's assets and liabilities with those of one or more other U.S. Debtors; attract and retain customers or avoid reduction in, or delay or suspension of, customer orders as a result of the uncertainty caused by the Creditor Protection Proceedings; maintain market share, as competitors move to capitalize on customer concerns; operate our business effectively under the new organizational structure, and in consultation with the Canadian Monitor, the U.S. Creditors' Committee and the U.S. principal officer, and work effectively with the U.K. Administrators, French Administrator, French Liquidator and Israeli Administrators in their respective administration of the EMEA businesses subject to the Creditor Protection Proceedings; continue as a going concern; actively and adequately communicate on and respond to events, media and rumors associated with the Creditor Protection Proceedings that could adversely affect our relationships with customers, suppliers, partners and employees; retain and incentivize key employees; retain, or if necessary, replace major suppliers on acceptable terms and avoid disruptions in our supply chain; maintain current relationships with reseller partners, joint venture partners and strategic alliance partners; obtain court orders or approvals with respect to motions filed from time to time; resolve claims made against us in connection with the Creditor Protection Proceedings for amounts not exceeding our recorded liabilities subject to compromise; prevent third parties from obtaining court orders or approvals that are contrary to our interests; reject, repudiate or terminate contracts; and (b) risks and uncertainties associated with: limitations on actions against any Debtor during the Creditor Protection Proceedings; the values, if any, that will be prescribed pursuant to any court approved plan to outstanding Nortel securities and, in particular, that we do not expect that any value will be prescribed to the NNC common shares or the NNL preferred shares in any such plan; the delisting of NNC common shares from the NYSE; and the delisting of NNC common shares and NNL preferred shares from the TSX; and (ii) risks and uncertainties relating to our business including: the sustained economic downturn and volatile market conditions and resulting negative impact on our business, results of operations and financial position and its ability to accurately forecast its results and cash position; cautious capital spending by customers as a result of factors including current economic uncertainties; fluctuations in foreign currency exchange rates; any requirement to make larger contributions to defined benefit plans in the future; a high level of debt, arduous or restrictive terms and conditions related to accessing certain sources of funding; the sufficiency of workforce and cost reduction initiatives; any negative developments associated with our suppliers and contract manufacturers including our reliance on certain suppliers for key optical networking solutions components and on one supplier for most of its manufacturing and design functions; potential penalties, damages or cancelled customer contracts from failure to meet contractual obligations including delivery and installation deadlines and any defects or errors in our current or planned products; significant competition, competitive pricing practices, industry consolidation, rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles, and other trends and industry characteristics affecting the telecommunications industry; any material, adverse affects on our performance if its expectations regarding market demand for particular products prove to be wrong; potential higher operational and financial risks associated with our international operations; a failure to protect our intellectual property rights; any adverse legal judgments, fines, penalties or settlements related to any significant pending or future litigation actions; failure to maintain integrity of our information systems; changes in regulation of the Internet or other regulatory changes; and our potential inability to maintain an effective risk management strategy.

For additional information with respect to certain of these and other factors, see the "Risk Factors" section of the 2009 Annual Report. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Nortel Networks Corporation:

We have audited the accompanying consolidated balance sheets of Nortel Networks Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in equity (deficit) and comprehensive income (loss) and cash flows for each of the years in the three year period ended December 31, 2009. These consolidated financial statements are the responsibility of Nortel Networks Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nortel Networks Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 2 to the consolidated financial statements, the Company filed for creditor protection pursuant to the provisions of the Companies' Creditors Arrangement Act for itself and certain other Canadian subsidiaries. In addition, the Company's United States subsidiaries filed voluntary petitions seeking to reorganize under Chapter 11 of the United States Bankruptcy Code, and certain subsidiaries of Nortel in Europe, the Middle East and Africa made consequential filings in accordance with the bankruptcy provisions in these jurisdictions. These filings in the various bankruptcy jurisdictions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Notes 1 and 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 4 to the consolidated financial statements, effective January 1, 2008, the Company adopted changes in its method of accounting for fair value measurements and the date at which it measures the funded status of its defined benefit pension plans and other postretirement plans.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 12, 2010

NORTEL NETWORKS CORPORATION

(Under Creditor Protection Proceedings as of January 14, 2009 — note 2)
Consolidated Statements of Operations for the years ended December 31
(Millions of U.S. Dollars, except per share amounts)

	2009	2008	2007
Revenues:			
Products	$3,758	$ 7,045	$ 7,327
Services	330	578	632
Total revenues	4,088	7,623	7,959
Cost of revenues:			
Products	2,253	4,234	4,343
Services	103	230	278
Total cost of revenues	2,356	4,464	4,621
Gross profit	1,732	3,159	3,338
Selling, general and administrative expense	698	1,152	1,476
Research and development expense	757	1,141	1,299
Amortization of intangible assets	13	21	24
Goodwill impairment	—	1,571	—
Special charges	—	251	199
Gain on sales of businesses and sales and impairments of assets	—	(11)	(31)
Shareholder litigation settlement recovery	—	—	(54)
Regulatory investigation expense	—	—	35
Other operating expense (income) — net (note 7)	105	49	(24)
Operating earnings (loss)	159	(1,015)	414
Other income (expense) — net (note 7)	48	(54)	185
Interest and dividend income	—	110	219
Interest expense (contractual interest expense for the year ended December 31, 2009 was $312)			
Long-term debt	(298)	(308)	(352)
Other	(1)	(14)	(28)
Earnings (loss) from continuing operations before reorganization items, income taxes and equity in net earnings of associated companies and Equity Investees	(92)	(1,281)	438
Reorganization items — net (note 6)	979	—	—
Earnings (loss) from continuing operations before income taxes, and equity in net loss of associated companies and Equity Investees	887	(1,281)	438
Income tax expense	(122)	(3,193)	(1,122)
Earnings (loss) from continuing operations before equity in net loss of associated companies and Equity Investees	765	(4,474)	(684)
Equity in net earnings of associated companies — net of tax	—	2	2
Equity in net loss of Equity Investees (note 28)	(445)	—	—
Net earnings (loss) from continuing operations	320	(4,472)	(682)
Net earnings (loss) from discontinued operations — net of tax	201	(1,175)	(161)
Net earnings (loss)	521	(5,647)	(843)
Income attributable to noncontrolling interests	(33)	(152)	(114)
Net earnings (loss) attributable to Nortel Networks Corporation	$ 488	$(5,799)	$ (957)
Basic and diluted earnings (loss) per common share — continuing operations	$ 0.58	$ (9.28)	$ (1.65)
Total basic earnings (loss) per common share	$ 0.98	$(11.64)	$ (1.98)
Total diluted earnings (loss) per common share	$ 0.96	$(11.64)	$ (1.98)

The accompanying notes are an integral part of these consolidated financial statements

NORTEL NETWORKS CORPORATION

(Under Creditor Protection Proceedings as of January 14, 2009 — note 2)
Consolidated Balance Sheets as of December 31
(Millions of U.S. Dollars, except share amounts)

	2009	2008
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,998	$ 2,397
Short-term investments	18	65
Restricted cash and cash equivalents	92	36
Accounts receivable — net	625	2,154
Inventories — net	183	1,477
Deferred income taxes — net	24	44
Other current assets	348	455
Assets held for sale (note 9)	272	—
Assets of discontinued operations (note 5)	148	—
Total current assets	3,708	6,628
Restricted cash	1,928	—
Investments	117	127
Plant and equipment — net	688	1,272
Goodwill	9	180
Intangible assets — net	51	143
Deferred income taxes — net	10	12
Other assets	177	475
Total assets	$ 6,688	$ 8,837
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current liabilities		
Trade and other accounts payable	$ 294	$ 1,001
Payroll and benefit-related liabilities	128	453
Contractual liabilities	93	213
Restructuring liabilities	4	146
Other accrued liabilities (note 7)	660	2,674
Long-term debt due within one year	—	19
Liabilities held for sale (note 9)	205	—
Liabilities of discontinued operations (note 5)	182	—
Total current liabilities	1,566	4,506
Long-term liabilities		
Long-term debt	41	4,501
Investment in net liabilities of Equity Investees (note 28)	534	—
Deferred income taxes — net	7	11
Other liabilities (note 7)	226	2,948
Total long-term liabilities	808	7,460
Liabilities subject to compromise (note 26)	7,358	—
Total liabilities	9,732	11,966
Guarantees, commitments, contingencies and subsequent events (notes 2, 18, 20, 29 and 30)		
SHAREHOLDERS' DEFICIT		
Common shares, without par value — Authorized shares: unlimited; Issued and outstanding shares: 498,206,366 and 497,893,086 for 2009 and 2008, respectively	35,604	35,593
Additional paid-in capital	3,623	3,547
Accumulated deficit	(41,876)	(42,362)
Accumulated other comprehensive loss	(1,124)	(729)
Total Nortel Networks Corporation shareholders' deficit	(3,773)	(3,951)
Noncontrolling interests	729	822
Total shareholders' deficit	(3,044)	(3,129)
Total liabilities and shareholders' deficit	$ 6,688	$ 8,837

The accompanying notes are an integral part of these consolidated financial statements

NORTEL NETWORKS CORPORATION

(Under Creditor Protection Proceedings as of January 14, 2009 — note 2)
Consolidated Statements of Changes in Equity (Deficit) and Comprehensive Income (Loss)
(Millions of U.S. Dollars)

	2009	2008	2007
Common shares			
Balance at the beginning of the year	$ 35,593	$ 34,028	$ 33,938
Common shares issued — net	—	—	6
Common shares issued related to the Global Class Action Settlement	10	1,539	69
Fair value and costs associated with share-based compensation plans and stock purchase plans	—	26	15
Other	1	—	—
Balance at the end of the year	35,604	35,593	34,028
Additional paid-in capital			
Balance at the beginning of the year	3,547	5,025	3,378
Fair value and costs associated with share-based compensation plans and stock purchase plans	—	(26)	(15)
Global Class Action Settlement — net	(10)	(1,539)	1,557
Stock option compensation	44	46	76
Restricted stock units	34	31	23
Performance stock units	8	5	6
Deferred share units	—	4	—
Other	—	1	—
Balance at the end of the year	3,623	3,547	5,025
Accumulated deficit			
Balance at the beginning of the year	(42,362)	(36,532)	(35,574)
Net earnings (loss)	488	(5,799)	(957)
Adoption of FIN 48 (note 3)	—	—	(1)
Adoption of FASB Statement No. 158 (note 3 and 14)	—	(33)	—
Other	(2)	2	—
Balance at the end of the year	(41,876)	(42,362)	(36,532)
Accumulated other comprehensive income (loss)			
Balance at the beginning of the year	(729)	237	(621)
Impact of Equity Investees	3	—	—
Foreign currency translation adjustment	(170)	(246)	301
Unrealized gain (loss) on investments — net	5	(10)	(13)
Unrealized derivative gain (loss) on cash flow hedges — net	—	—	10
Change in unamortized pension and post-retirement actuarial losses and prior service cost	(233)	(715)	560
Adoption of FASB Statement No. 158 — net (notes 3 and 14)	—	5	—
Balance at the end of the year	(1,124)	(729)	237
Noncontrolling interests	729	822	830
Total shareholders' equity (deficit)	$ (3,044)	$ (3,129)	$ 3,588
Total comprehensive income (loss) for the year			
Net earnings (loss)	$ 521	$ (5,647)	$ (843)
Other comprehensive income (loss) -net of tax	(395)	(966)	858
Total comprehensive income (loss) for the year	$ 126	$ (6,613)	$ 15
Less: comprehensive income attributable to noncontrolling interests			
Net income	(33)	(152)	(114)
Foreign currency translation adjustment	17	—	—
Comprehensive earnings (loss) attributable to Nortel Networks Corporation	$ 110	$ (6,765)	$ (99)

The accompanying notes are an integral part of these consolidated financial statements

NORTEL NETWORKS CORPORATION

(Under Creditor Protection Proceedings as of January 14, 2009 — note 2)
Consolidated Statements of Cash Flows for the years ended December 31
(Millions of U.S. Dollars)

	2009	2008	2007
Cash flows from (used in) operating activities			
Net earnings (loss) attributable to Nortel Networks Corporation	$ 488	$(5,799)	$ (957)
Net (earnings) loss from discontinued operations — net of tax	(201)	1,175	161
Adjustments to reconcile net earnings (loss) from continuing operations to net cash from (used in) operating activities, net of effects from acquisitions and divestitures of businesses:			
Amortization and depreciation	191	280	276
Goodwill impairment	—	1,571	—
Non-cash portion of shareholder litigation settlement recovery	—	—	(54)
Non-cash portion of cost reduction activities	18	18	13
Equity in net earnings of associated companies — net of tax	—	(3)	(2)
Equity in net loss of Equity Investees (note 28)	445	—	—
Share-based compensation expense	56	49	73
Deferred income taxes	16	3,053	1,019
Pension and other accruals	264	129	277
Gain on sales of businesses and impairments of assets — net	1	(1)	(26)
Income attributable to noncontrolling interests — net of tax	33	152	115
Reorganization items — non cash	(1,058)	—	—
Other — net	347	(480)	(357)
Change in operating assets and liabilities:			
Other (note 7)	676	(740)	(958)
Net cash from (used in) operating activities — continuing operations	1,276	(596)	(420)
Net cash from (used in) operating activities — discontinued operations	(941)	29	17
Net cash from (used in) operating activities	335	(567)	(403)
Cash flows from (used in) investing activities			
Expenditures for plant and equipment	(40)	(126)	(210)
Proceeds on disposals of plant and equipment	96	—	90
Change in restricted cash and cash equivalents	(1,983)	39	563
Increase in short and long-term investments	—	(362)	—
Decrease in short and long-term investments	46	286	—
Acquisitions of investments and businesses — net of cash acquired	(2)	(75)	(77)
Proceeds from the sales of investments and businesses and assets — net	1,091	(11)	23
Net cash from (used in) investing activities — continuing operations	(792)	(249)	389
Net cash from (used in) investing activities — discontinued operations	898	(61)	19
Net cash from (used in) investing activities	106	(310)	408
Cash flows from (used in) financing activities			
Dividends paid, including paid by subsidiaries to noncontrolling interests	(6)	(35)	(52)
Capital repayment to noncontrolling interests	(71)	(36)	—
Increase in notes payable	51	177	76
Decrease in notes payable	(93)	(138)	(81)
Proceeds from issuance of long-term debt	—	668	1,150
Repayments of long-term debt	—	(675)	(1,125)
Debt issuance costs	—	(13)	(23)
Repayments of capital leases	(9)	(21)	(23)
Other financing activities	—	—	—
Issuance of common shares	—	—	10
Net cash used in financing activities — continuing operations	(128)	(73)	(68)
Net cash used in financing activities — discontinued operations	(1)	(1)	(1)
Net cash used in financing activities	(129)	(74)	(69)
Effect of foreign exchange rate changes on cash and cash equivalents	50	(184)	104
Net cash from (used in) continuing operations	**406**	**(1,102)**	**5**
Net cash from (used in) discontinued operations	**(44)**	**(33)**	**35**
Net increase (decrease) in cash and cash equivalents	**362**	**(1,135)**	**40**
Cash and cash equivalents at beginning of the year	**2,397**	**3,532**	**3,492**
Less cash and cash equivalents of Equity Investees	**(761)**	**—**	**—**
Adjusted cash and cash equivalents at beginning of the year	**1,636**	**3,532**	**3,492**
Cash and cash equivalents at end of the year	**1,998**	**2,397**	**3,532**
Less cash and cash equivalents of discontinued operations at end of the year	**—**	**(44)**	**(77)**
Cash and cash equivalents of continuing operations at end of the year	**$ 1,998**	**$ 2,353**	**$ 3,455**

The accompanying notes are an integral part of these consolidated financial statements

1. Basis of presentation

All monetary amounts in these notes to the consolidated financial statements are in millions, except per share amounts, and in United States (U.S.) Dollars unless otherwise stated.

Nortel Networks Corporation

Nortel Networks Corporation ("Nortel" or "NNC") is a global supplier of end-to-end networking products and solutions serving both service providers and enterprise customers. Nortel's technologies span access and core networks and support multimedia and business-critical applications. Nortel's networking solutions consist of hardware, software and services. Nortel designs, develops, engineers, markets, sells, licenses, installs, services and supports these networking solutions worldwide.

Nortel Networks Limited ("NNL") is Nortel's principal direct operating subsidiary and its results are consolidated into Nortel's results. Nortel holds all of NNL's outstanding common shares but none of its outstanding preferred shares. NNL's preferred shares are reported in noncontrolling interests in the consolidated balance sheets and any dividends paid on preferred shares are reported in income attributable to noncontrolling interests in the statements of operations.

Consolidated Financial Statements

The financial statements as of December 31, 2008 and for the years ended December 31, 2008 and December 31, 2007 have been presented on a consolidated basis to include Nortel and all of its majority owned and controlled subsidiaries. After consideration of the guidance available in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810 "Consolidation" ("ASC 810") and FASB ASC 852 "Reorganizations" ("ASC 852"), the financial statements as of and for the year ended December 31, 2009 have been presented on a basis that consolidates subsidiaries consistent with the basis of accounting applied in 2008 and prior except that, as disclosed further below, certain of Nortel's subsidiaries in Europe, the Middle East and Africa ("EMEA"), Nortel Networks UK Ltd. ("NNUK"), Nortel Networks S.A. ("NNSA") and Nortel Networks (Ireland) Limited (collectively, "EMEA Subsidiaries") and the subsidiaries the EMEA Subsidiaries control, have been accounted for under the equity method from January 14, 2009 ("Petition Date").

ASC 852, which is applicable to companies that have filed petitions under applicable bankruptcy code provisions and as a result of the Creditor Protection Proceedings (as defined below) is applicable to Nortel, generally does not change the manner in which financial statements are prepared. However, it does require that the financial statements for periods subsequent to the filing of an applicable bankruptcy petition distinguish transactions and events that are directly associated with a reorganization from the ongoing operations of the business. For this reason, Nortel's revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the Creditor Protection Proceedings must be reported separately as reorganization items in the statements of operations beginning in the quarter ended March 31, 2009. The balance sheets must distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, reorganization items must be disclosed separately in the statements of cash flows. Nortel adopted ASC 852 effective on January 14, 2009 and has segregated those items outlined above for all reporting periods subsequent to such date.

As further described in note 2, beginning on the Petition Date Nortel and certain of its subsidiaries in Canada, the United States ("U.S."), and in certain EMEA countries filed for creditor protection under the relevant jurisdictions of Canada, the U.S., the United Kingdom ("U.K.") and subsequently commenced separate proceedings in Israel, followed by secondary proceedings in France (collectively, "Creditor Protection Proceedings"). Nortel continues to exercise control over its subsidiaries located in Canada, the U.S., Central American and Latin American ("CALA") and Asia (other than entities in Australia which are wholly-owned subsidiaries of NNUK and therefore are included in the Equity Investees, as defined below), and these financial statements are prepared on a consolidated basis with respect to those subsidiaries. Based on its review of the applicable accounting guidance, Nortel has determined that it did not exercise all of the elements of control over the EMEA Subsidiaries once they filed for creditor protection and, in accordance with ASC 810, was required to deconsolidate the EMEA Subsidiaries, as well as those entities the EMEA Subsidiaries control (collectively, the "Equity Investees"). However, as described further in note 28, Nortel continues to exercise significant influence over the operating and financial policies of the Equity Investees. As a result, Nortel has accounted for its interests in the Equity Investees under the equity method in accordance with FASB ASC 323 "Investments — Equity Method and Joint Ventures" ("ASC 323") since the Petition Date. On the Petition Date, the Equity Investees were in a net liability position. As the carrying values of the Equity Investees' net liabilities were not considered to have differed materially from their estimated fair values and due to Nortel and its consolidated subsidiaries' continuing involvement with the Equity Investees, including NNL's guarantee of the U.K. pension liability (see note 2), Nortel concluded that the initial carrying value of its investment in these consolidated financial statements should reflect the Equity Investees' net liabilities and no gain or loss was recognized on deconsolidation.

In its quarterly reports for the periods ended March 31, 2009 and June 30, 2009, Nortel had presented combined and consolidated financial statements, which combined the financial position, results of operations and cash flows of the Equity Investees on a line-by-line basis. Based on its ongoing review of the applicable accounting guidance and after discussions with staff of the U.S. Securities and Exchange Commission ("SEC"), Nortel concluded that the presentation of the Equity Investees under the equity method was more appropriate and commencing with the quarterly report for the period ended September 30, 2009 has reflected results of the Equity Investees using the equity method. Nortel will reflect results of the Equity Investees using the equity method for the periods ended March 31, 2009 and June 30, 2009 when these periods are presented on a comparative basis in future filings. This change in presentation is not expected to affect the reported amount of net earnings (loss) for these periods, but will affect the financial statement presentation as the financial position and results of operations of the Equity Investees will be presented net on a single line in the balance sheet and statement of operations, respectively.

Basis of Presentation and Going Concern Issues

The audited consolidated financial statements include all information and notes required by U.S. Generally Accepted Accounting Principles ("U.S. GAAP") in the preparation of annual consolidated financial statements. Although Nortel is headquartered in Canada, the audited consolidated financial statements are expressed in U.S. Dollars as the greater part of Nortel's financial results and net assets are denominated in U.S. Dollars.

Nortel makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates are used when accounting for items and matters such as revenue recognition and accruals for losses on contracts, allowances for uncollectible accounts receivable, inventory provisions, product warranties, estimated useful lives of intangible assets and plant and equipment, asset valuations, impairment assessments, employee benefits including pensions, taxes and related valuation allowances and provisions, restructuring and other provisions, share-based compensation, contingencies and pre-petition liabilities.

The audited consolidated financial statements do not purport to reflect or provide for the consequences of the Creditor Protection Proceedings. In particular, such audited consolidated financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, all amounts that may be allowed for claims or contingencies, or the status and priority thereof, or the amounts at which they may ultimately be settled; (c) as to shareholders' accounts, the effect of any changes that may be made in Nortel's capitalization; (d) as to operations, the effect of any future changes that may be made in Nortel's business; or (e) as to divestiture proceeds held in escrow, the final allocation of these proceeds as between various Nortel legal entities, which will ultimately be determined either by joint agreement or through a dispute resolution proceeding (see note 2).

The ongoing Creditor Protection Proceedings and completed and proposed divestitures of Nortel's businesses and assets raise substantial doubt as to whether Nortel will be able to continue as a going concern. The audited consolidated financial statements have been prepared using the same U.S. GAAP and the rules and regulations of the SEC as applied by Nortel prior to the Creditor Protection Proceedings, except as disclosed below and in notes 3 and 6. While the Debtors (as defined in note 2) have filed for and been granted creditor protection, the audited consolidated financial statements continue to be prepared using the going concern basis, which assumes that Nortel will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. During the Creditor Protection Proceedings, and until the completion of any further proposed divestitures or a decision to cease operations in certain countries is made, the businesses of the Debtors continue to operate under the jurisdictions and orders of the applicable courts and in accordance with applicable legislation. Nortel has continued to operate its remaining businesses by renewing and seeking to grow business with existing customers, competing for new customers, continuing significant research and development ("R&D") investments, and ensuring the ongoing supply of goods and services through the supply chain in an effort to maintain or improve customer service and loyalty levels. Nortel has also continued its focus on cost containment and cost reduction initiatives during this time. It is Nortel's intention to continue to operate its businesses in this manner to maintain and maximize the value of its remaining businesses until they are sold or otherwise addressed. However, it is not possible to predict the outcome of the Creditor Protection Proceedings and, as such, the realization of assets and discharge of liabilities are each subject to significant uncertainty. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classification of Nortel's assets and liabilities. Further, a court approved plan in connection with the Creditor Protection Proceedings could materially change the carrying amounts and classifications reported in the audited consolidated financial statements.

Liquidation of Subsidiaries

Other events also may impact when, and if, an entity is deemed to be in liquidation including statutory requirements and court approvals. As such approvals and events occur, Nortel will evaluate whether a change in basis of accounting is appropriate, and in all such cases, Nortel will assess the carrying values of those entities' assets when it appears likely entities will be approved for liquidation. Subsequent to December 31, 2009, events have occurred resulting in certain entities being placed in liquidation or pending approval to be liquidated. The net assets of these entities are not deemed significant individually or in aggregate.

Comparative Figures

Certain 2008 and 2007 figures in the audited consolidated financial statements have been reclassified to conform to Nortel's current presentation. See note 5.

2. Creditor protection proceedings

On January 14, 2009, after extensive consideration of all other alternatives, with the unanimous authorization of the Nortel board of directors after thorough consultation with advisors, Nortel initiated creditor protection proceedings in multiple jurisdictions under the respective restructuring regimes of Canada, the U.S., the U.K., and subsequently in Israel and France.

On June 19, 2009, Nortel announced that it was advancing in discussions with external parties to sell its businesses. To date, Nortel has completed a number of divestitures including: (i) the sale of substantially all of its Code Division Multiple Access ("CDMA") business and Long Term Evolution ("LTE") Access assets to Telefonaktiebolaget LM Ericsson ("Ericsson"); (ii) the sale of substantially all of the assets of its Enterprise Solutions ("ES") business globally, including the shares of Nortel Government Solutions Incorporated ("NGS") and DiamondWare, Ltd., to Avaya Inc. ("Avaya"); (iii) the sale of the assets of its Wireless Networks ("WN") business associated with the development of Next Generation Packet Core network components ("Packet Core Assets") to Hitachi, Ltd. ("Hitachi"); and (iv) the sale of certain portions of its Layer 4-7 data portfolio to Radware Ltd. ("Radware"). In addition, Nortel has, where applicable, completed bidding processes and received court approvals, as applicable, in the U.S. and Canada for further divestitures including: (i) the planned sale of substantially all of the assets of its Optical Networking and Carrier Ethernet businesses to Ciena Corp. ("Ciena"); (ii) the planned sale of substantially all of the assets of its Global System for Mobile communications (GSM)/GSM for Railways ("GSM-R") business to Ericsson and Kapsch CarrierCom AG ("Kapsch"); (iii) the planned sale of substantially all of the assets of its Carrier VoIP and Application Solutions ("CVAS") business to GENBAND; and (iv) the planned sale of its interest in LGN. See "Significant Business Divestitures" in this note 2 for further information on these divestitures, including approvals and conditions relating to certain pending sales.

Since June 2009, more than $2,000 in net proceeds have been generated through the completed sales of businesses. Additional net proceeds, as described below, are expected upon the completion of the previously announced sales of Nortel's Optical Networking and Carrier Ethernet, GSM/GSM-R and CVAS businesses. Substantially all proceeds received in connection with the completed sales of businesses and assets are being held in escrow until the final allocation of these proceeds as between various Nortel legal entities is ultimately determined.

While numerous milestones have been met, significant work remains under the Creditor Protection Proceedings. A Nortel business services group ("NBS") was established in 2009 to provide global transitional services to purchasers of Nortel's businesses, in fulfillment of contractual obligations under transition services agreements ("TSAs") entered into in connection with the sales of Nortel's businesses and assets. These services include maintenance of customer and network service levels during the integration process, and providing expertise in finance, supply chain management, information technology, R&D, human resources and real estate necessary for the orderly and successful transition of businesses to purchasers over a period of 12 to 24 months from the closing of the sales. NBS is also focused on maximizing the recovery of Nortel's accounts receivables, inventory and real estate assets, independent of the TSAs.

A core corporate group ("Corporate Group") was also established in 2009 and is currently focused on a number of key actions, including the completion of announced sales and the sale of remaining businesses and assets, as well as exploring strategic alternatives to maximize the value of Nortel's intellectual property. The Corporate Group is also responsible for ongoing restructuring matters, including the creditor claims process, planning toward conclusion of the CCAA Proceedings and Chapter 11 Proceedings and any distributions to creditors. The Corporate Group also continues to provide administrative and management support to Nortel's affiliates around the world.

CCAA Proceedings

On January 14, 2009 ("Petition Date"), Nortel, NNL and certain other Canadian subsidiaries ("Canadian Debtors") obtained an initial order ("Initial Order") from the Ontario Superior Court of Justice ("Canadian Court") for creditor protection for 30 days, pursuant to the provisions of the *Companies' Creditors Arrangement Act* ("CCAA"), which has since been extended to April 23, 2010 and is subject to further extension by the Canadian Court ("CCAA Proceedings"). There is no guarantee that the Canadian Debtors will be able to obtain court orders or approvals with respect to motions the Canadian Debtors may file from time to time to extend further the applicable stays of actions and proceedings against them. Pursuant to the Initial Order, the Canadian Debtors received approval to continue to undertake various actions in the normal course in order to maintain stable and continuing operations during the CCAA Proceedings.

Under the terms of the Initial Order, Ernst & Young Inc. was named as the court-appointed monitor under the CCAA Proceedings ("Canadian Monitor"). The Canadian Monitor has reported and will continue to report to the Canadian Court from time to time on the Canadian Debtors' financial and operational position and any other matters that may be relevant to the CCAA Proceedings. In addition, the Canadian Monitor may advise and, to the extent required, assist the Canadian Debtors on matters relating to the Creditor Protection Proceedings. On August 14, 2009, the Canadian Court approved an order that permits the Canadian Monitor to take on an enhanced role with respect to the oversight of the business, sales processes, claims processes and other restructuring activities under the CCAA Proceedings. On May 27, 2009 and July 22, 2009, representative counsel was appointed on behalf of the former employees of the Canadian Debtors and on behalf of the continuing employees of the Canadian Debtors, respectively ("Representative Counsel"). Nortel management and the Canadian Monitor have met with Representative Counsel to provide status updates and share information with them that has been shared with the representatives of other major stakeholders.

As a consequence of the CCAA Proceedings, generally, all actions to enforce or otherwise effect payment or repayment of liabilities of any Canadian Debtor arising prior to the Petition Date and substantially all pending claims and litigation against the Canadian Debtors and their officers and directors have been stayed until April 23, 2010, or such later date as may be ordered by the Canadian Court. In addition, the CCAA Proceedings have been recognized by the United States Bankruptcy Court for the District of Delaware ("U.S. Court") as "foreign proceedings" pursuant to the provisions of Chapter 15 of the U.S. Bankruptcy Code, giving effect in the U.S. to the stay granted by the Canadian Court. A cross-border court-to-court protocol (as amended) has also been approved by the U.S. Court and the Canadian Court. This protocol provides the U.S. Court and the Canadian Court with a framework for the coordination of the administration of the Chapter 11 Proceedings (as defined below) and the CCAA Proceedings on matters of concern to both courts.

In connection with the Creditor Protection Proceedings, the Canadian Debtors have granted a charge against some or all of Nortel's assets and any proceeds from and sales thereof, as follows and in the following priority:

- First, the administration charge, in an amount not to exceed CAD$5 in favor of the Canadian Monitor and its counsel and counsel to the Canadian Debtors against all of the property of the Canadian Debtors, to secure payment of professional fees and disbursements before and after the Petition Date;

- Second, a charge, ranking pari passu with the aforementioned administration charge, in favor of Goldman, Sachs & Co. ("Goldman"), on the proceeds of any sale of NNL's interest in LGN, as security for the full amount of fees and expenses payable to Goldman pursuant the terms of its agreement with NNL to act as financial advisor to NNL in connection with such sale;
- Third, the Carling facility charges, in favor of Nortel Networks Inc. ("NNI") as security for amounts owed by NNL and Nortel Networks Technology Corporation ("NNTC") to NNI with respect to a post-Petition Date intercompany revolving loan agreement ("NNI Loan Agreement"), under which an initial amount of $75 has been advanced, against the fee simple interest of NNTC and the leasehold interest of NNL in the real property located at 3500 Carling Avenue, Labs 1-10, Ottawa, Ontario, such charge not to exceed the amount of any such loan plus related interest and fees;
- Fourth, a charge in favor of NNI against all of the property of the Canadian Debtors as security for a contingent payment of up to $26 payable by NNL to NNI in the event it is determined that payments made by NNI for certain corporate overhead and research and development services provided by NNL to the U.S. Debtors from the Petition Date to December 31, 2009 exceed the amount actually due for such services;
- Fifth, the directors' charge, against all property of the Canadian Debtors in an amount not exceeding CAD$90, as security for their obligation to indemnify their respective directors and officers for all claims that may be made against them relating to any failure of the Canadian Debtors to comply with certain statutory payment and remittance obligations arising during the CCAA Proceedings, and legal fees and expenses of their counsel in connection with the CCAA Proceedings (see "Directors' and Officers' Compensation and Indemnification" below);
- Sixth, in addition to the Carling facility charges, a charge on the property of each of the Canadian Debtors, in favor of NNI as security for each Canadian Debtors' obligations under the NNI Loan Agreement (subject to the requirement that such charge shall only be enforceable pending further order of the Canadian Court);
- Seventh, the intercompany charge, in favor of any U.S. Debtor (as defined below) that has made or may make a post-Petition Date intercompany loan or other transfer (including of goods or services) to one or more of the Canadian Debtors (including amounts owed by NNL to NNI on the Petition Date under a certain intercompany loan agreement) against the property of the Canadian Debtor that receives such loan or transfer, to secure payments or repayments relating thereto, such charge not to exceed the amount of any such loan or transferred goods or services, plus related interest and fees. The intercompany charge also covers amounts owing in respect of post-Petition Date trade with the EMEA Debtors and any amounts advanced by Nortel to NNTC following the Petition Date;
- Eighth, a charge, ranking pari passu with the aforementioned intercompany charge, in favor of NNUK against all of the property of the Canadian Debtors as security for two $10 payments payable by NNL to NNUK from the allocation of sale proceeds NNL actually receives from future material asset sales, so long as NNL's post-adjustment allocation for each such sale is at least $30 and certain liquidity conditions are satisfied;
- Ninth, a charge (the "Special Incentive Plan Charge") in an amount not exceeding CDN$20 against all of the property of the Canadian Debtors to secure payment of the amounts that have been determined to be payable to participants under the Special Incentive Plan (as defined below), subject to their continued employment until the applicable payment date (see "Workforce Reductions; Employee Compensation Program Changes" below); and

Subject to the approval of the Canadian Court, a further charge is expected to be granted as follows:

- Tenth, a charge ranking pari passu with the Special Incentive Plan Charge, in favor of certain former employees and long term disability employees who are beneficiaries under the Settlement Agreement (as defined below) in an amount not exceeding CDN$57 against all of the property of the Canadian Debtors to secure payment of the medical, dental, income, termination and pension payments agreed to be paid by the Canadian Debtors under the Settlement Agreement (see "Settlement Agreement with Former and Disabled Canadian Employee Representatives" below).

Chapter 11 Proceedings

Also on the Petition Date, NNI, Nortel Networks Capital Corporation ("NNCC") and certain other of Nortel's U.S. subsidiaries ("U.S. Debtors"), other than Nortel Networks (CALA) Inc. ("NNCI"), filed voluntary petitions under Chapter 11 with the U.S. Court ("Chapter 11 Proceedings"). The U.S. Debtors received approval from the U.S. Court for a number of motions enabling them to continue to operate their businesses generally in the ordinary course. Among other things, the U.S. Debtors received approval to continue paying employee wages and certain benefits in the ordinary course; to generally continue their cash management system, including approval of the NNI Loan Agreement between NNI as lender and NNL as borrower with an initial advance to NNL of $75, to support NNL's ongoing working capital and general corporate funding requirements; and to continue honoring customer obligations and paying suppliers for goods and services received on or after the Petition Date. On July 14, 2009, NNCI, a U.S. based subsidiary that operates in the CALA region, also filed a voluntary petition for relief under Chapter 11 in the U.S. Court and thereby became one of the U.S. Debtors subject to the Chapter 11 Proceedings, although the petition date for NNCI is July 14, 2009. On July 17, 2009, the U.S. Court entered an order of joint administration that provided for the joint administration, for procedural purposes only, of NNCI's case with the pre-existing cases of the other U.S. Debtors.

As required under the U.S. Bankruptcy Code, on January 22, 2009, the United States Trustee for the District of Delaware appointed an official committee of unsecured creditors, which currently includes The Bank of New York Mellon, Flextronics Corporation, Pension Benefit Guaranty Corporation ("PBGC") and Law Debenture Trust Company of New York ("U.S. Creditors' Committee"). The U.S. Creditors' Committee has the right to be heard on all matters that come before the U.S. Court with respect to the U.S. Debtors. There can be no assurance that the U.S. Creditors' Committee will support the U.S. Debtors' positions on matters to be presented to the U.S. Court. In addition, a group purporting to hold substantial amounts of Nortel's publicly traded debt has organized ("Bondholder Group"). Nortel's management and the Canadian Monitor have met with the Bondholder Group and its advisors to provide status updates and share information with them that has been shared with other major stakeholders. Disagreements between the Debtors and the U.S. Creditors' Committee and the Bondholder Group could protract and negatively impact the Creditor Protection Proceedings, and the Debtors' ability to operate.

On December 8, 2009, Nortel announced that NNI had entered into an agreement with John Ray for his appointment as principal officer of each of the U.S. Debtors and to work with Nortel management, the Canadian Monitor, the U.K. Administrators and various retained advisors, in providing oversight of the conduct of the businesses of the U.S. Debtors in relation to various matters in connection with the Chapter 11 Proceedings. This appointment was approved by the U.S. Court on January 6, 2010.

As a consequence of the commencement of the Chapter 11 Proceedings, generally, all actions to enforce or otherwise effect payment or repayment of liabilities of any U.S. Debtor preceding the Petition Date and substantially all pending claims and litigation against the U.S. Debtors have been automatically stayed for the pendency of the Chapter 11 Proceedings (absent any court order lifting the stay). In addition, the U.S. Debtors applied for and obtained an order in the Canadian Court recognizing the Chapter 11 Proceedings in the U.S. as "foreign proceedings" in Canada and giving effect, in Canada, to the automatic stay under the U.S. Bankruptcy Code.

Administration Proceedings

Also on the Petition Date, certain of Nortel's EMEA subsidiaries ("EMEA Debtors") made consequential filings and each obtained an administration order from the High Court of England and Wales ("English Court") under the Insolvency Act 1986 ("U.K. Administration Proceedings"). The filings were made by the EMEA Debtors under the provisions of the European Union's Council Regulation ("EC") No 1346/2000 on Insolvency Proceedings ("EC Regulation") and on the basis that each EMEA Debtor's center of main interests was in England. The UK Administration Proceedings currently extend to January 13, 2012, subject to further extension. Under the terms of the orders, a representative of Ernst & Young LLP (in the U.K.) and a representative of Ernst & Young Chartered Accountants (in Ireland) were appointed as joint administrators with respect to the EMEA Debtor in Ireland, and representatives of Ernst & Young LLP were appointed as joint administrators for the other EMEA Debtors (collectively, "U.K. Administrators") to manage each of the EMEA Debtors' affairs, business and property under the jurisdiction of the English Court and in accordance with the applicable provisions of the Insolvency Act 1986. The Insolvency Act 1986 provides for a moratorium during which creditors may not, without leave of the English Court or consent of the U.K. Administrators, wind up the company, enforce security, or commence or progress legal proceedings. All of Nortel's operating EMEA subsidiaries except those in the following countries are included in the U.K. Administration Proceedings: Nigeria, Russia, Ukraine, Israel, Norway, Switzerland, South Africa and Turkey.

The U.K. Administration Proceedings in relation to NNUK have been recognized by the U.S. Court as "foreign main proceedings" pursuant to the provisions of Chapter 15 of the U.S. Bankruptcy Code, giving effect in the U.S. to the moratorium provided by the Insolvency Act 1986.

Certain of Nortel's Israeli subsidiaries ("Israeli Debtors") have commenced separate creditor protection proceedings in Israel ("Israeli Administration Proceedings"). On January 19, 2009, an Israeli court ("Israeli Court") appointed administrators over the Israeli Debtors ("Israeli Administrators"). The orders of the Israeli Court provide for a "stay of proceedings" in respect of the Israeli Debtors whose creditors are prevented from taking steps against the companies or their assets and which, subject to further orders of the Israeli Court, remains in effect during the Israeli Administration Proceedings. Under Israeli law, the Israeli Administration Proceedings are usually ended with either a scheme of arrangement, which returns an Israeli debtor to solvency, or a liquidation. On November 24, 2009, the Israeli Court approved a scheme of arrangement for both Israeli Debtors but resolved in a subsequent application to extend the appointment of the Israeli Administrators with respect to Nortel Networks Israel (Sales and Marketing) Limited (in administration) and provide the Israeli Administrators with the same scope of responsibilities and authorities granted to them under the stay of proceedings order. In light of the above, Nortel Networks Israel (Sales and Marketing) Limited (in administration) remained subject to administration proceedings and is still considered as an Israeli Debtor. The Israeli Administration Proceedings with respect to Nortel Communications Holdings (1997) Limited ended as of December 3, 2009.

On May 28, 2009, at the request of the U.K. Administrators of NNSA, the Commercial Court of Versailles, France ("French Court") ordered the commencement of secondary proceedings in respect of NNSA ("French Secondary Proceedings"). The French Secondary Proceedings consist of liquidation proceedings during which

NNSA continued to operate as a going concern for an initial period of three months. On August 20, 2009, the French Court extended the French Secondary Proceedings until November 28, 2009. In accordance with the EC Regulation, the U.K. Administration Proceedings remain the main proceedings in respect of NNSA although a French administrator ("French Administrator") and a French liquidator ("French Liquidator") have been appointed and are in charge of the day-to-day affairs and continuing business of NNSA in France. The French Court has approved an order to: (i) suspend the liquidation operations relating to the sale of the assets and/or businesses of NNSA for a renewable period of two months, currently extending until the earlier of May 31, 2010 or the filing by Kaspch with the French Court of a letter stating that its bid for the GSM/GSM-R assets of NNSA has become unconditional; (ii) authorize the continuation of the business of NNSA so long as the liquidation operations are suspended; and (iii) maintain the powers of the French Administrator and French Liquidator during the suspension period, except with respect to the sale of assets and/or businesses of NNSA.

The current Canadian Debtors, U.S. Debtors, EMEA Debtors and Israeli Debtors are together referred to as the "Debtors"; the CCAA Proceedings, the Chapter 11 Proceedings, the U.K. Administration Proceeding, the Israeli Administration Proceedings and the French Secondary Proceedings are together referred to as the "Creditor Protection Proceedings".

Significant Business Divestitures

CDMA and LTE Access Assets

On June 19, 2009, Nortel announced that it, NNL, and certain of Nortel's other subsidiaries, including NNI, had entered into a "stalking horse" asset sale agreement with Nokia Siemens Networks B.V. ("NSN") for the planned sale of substantially all of its CDMA business and LTE Access assets for $650. This sale required a court-approved bidding process, known as a "stalking horse" or 363 Sale under Chapter 11 that allowed other qualified bidders to submit higher or otherwise better offers. Bidding procedures were approved by the U.S. Court and Canadian Court in late June 2009. Competing bids were required to be submitted by July 21, 2009 and an auction with the qualified bidders was completed on July 24, 2009. Ericsson emerged as the successful bidder for a purchase price of $1,130, subject to certain post closing purchase price adjustments. Nortel obtained U.S. Court and Canadian Court approvals for the sale to Ericsson on July 28, 2009. On November 13, 2009, Nortel announced that following satisfaction of all closing conditions, the sale had concluded. In connection with this transaction and included in its accounting, NNL and NNI paid an aggregate break-up fee of $19.5 plus $3 in expense reimbursements to NSN.

Nortel determined that the fair value less estimated costs to sell exceeded the carrying value of the CDMA business and LTE Access assets and liabilities and therefore no impairment was recorded on the reclassification of these assets to held for sale. A gain on disposal of the CDMA business and LTE Access assets has been recognized as part of reorganization items in the fourth quarter of fiscal 2009. The related CDMA business and LTE Access financial results of operations have not been classified as discontinued operations as they did not meet the definition of a component of an entity as required under U.S. GAAP.

Packet Core Assets

On September 21, 2009, Nortel announced that it planned to sell, by "open auction", the Packet Core Assets of its WN business. The Packet Core Assets consist of software to support the transfer of data over existing wireless networks and the next generation of wireless communications technology including relevant non-patent intellectual property, equipment and other related tangible assets, as well as a non-exclusive license of certain relevant patents and other intellectual property. The Packet Core Assets exclude legacy packet core components for its GSM and Universal Mobile Telecommunications System ("UMTS") businesses. On October 25, 2009, in accordance with court approved procedures, our principal operating subsidiary, NNL, and NNI, entered into an agreement with Hitachi for the sale of Nortel's Packet Core Assets for a purchase price of $10. On October 28, 2009, Nortel obtained U.S. Court and Canadian Court approval of the sale to Hitachi. On December 8, 2009, NNC announced that following satisfaction of all closing conditions, the sale was concluded. A gain on disposal of the Packet Core Assets has been recognized as part of reorganization items in the fourth quarter of fiscal 2009. The related Packet Core Assets financial results of operations have not been classified as discontinued operations as they did not meet the definition of a component of an entity as required under U.S. GAAP.

Enterprise Solutions Business

On July 20, 2009, Nortel announced that it, NNL, and certain of Nortel's other subsidiaries, including NNI and NNUK, had entered into a "stalking horse" asset and share sale agreement with Avaya for its North American, CALA and Asian ES business, and an asset sale agreement with Avaya for the EMEA portion of its ES business for a purchase price of $475. These agreements included the sale of substantially all of the assets of the ES business globally as well as the shares of NGS and DiamondWare, Ltd. This sale required a court-approved sale process under Chapter 11 that allowed other qualified bidders to submit higher or otherwise better offers. Bidding procedures were approved by the U.S. Court and Canadian Court on August 4, 2009. Competing bids were required to be submitted by September 4, 2009 and an auction with the qualified bidders commenced on September 11, 2009. On September 14, 2009, Avaya emerged as the successful bidder for the sale of substantially all of the assets of the ES business globally as well as the shares of NGS and DiamondWare, Ltd. for a purchase price of $900 in cash, subject to certain post closing purchase price adjustments, with an additional pool of $15 reserved for an employee retention program. Nortel obtained U.S. Court and Canadian Court approvals for the sale to Avaya on September 16, 2009. On December 18, 2009, Nortel announced that the sale of substantially all of these assets had been completed. The sale of certain ES assets held by Israeli subsidiaries was subsequently approved by the Israeli Court on December 21, 2009. All other closing conditions had been satisfied as of December 18, 2009.

Nortel determined that the fair value less estimated costs to sell exceeded the carrying value of the ES business and NGS assets and liabilities and therefore no impairment was recorded on the reclassification of these assets to held for sale. A gain on disposal of the ES business and NGS has been recognized in the fourth quarter of fiscal 2009. The related ES business and NGS financial results of operations have been classified as discontinued operations for all periods presented. See note 5.

Optical Networking and Carrier Ethernet Businesses

On October 7, 2009, Nortel announced that it, NNL, and certain of its other subsidiaries, including NNI and NNUK, had entered into a "stalking horse" asset sale agreement with Ciena for its North American, CALA and Asian Optical Networking and Carrier Ethernet businesses, and an asset sale agreement with Ciena for the EMEA portion of its Optical Networking and Carrier Ethernet businesses for a purchase price of $390 in cash and 10 million shares of Ciena common stock. These agreements include the planned sale of substantially all the assets of Nortel's Optical Networking and Carrier Ethernet businesses globally. This sale required a court-approved sale process under Chapter 11 that allowed other qualified bidders to submit higher or otherwise better offers. Bidding procedures were approved by the U.S. Court and Canadian Court on October 15, 2009. Competing bids were ultimately required to be submitted by November 17, 2009. On November 22, 2009, in accordance with court approved procedures, Nortel concluded an auction for the sale of these assets to Ciena, who emerged as the successful bidder, agreeing to pay $530 in cash, subject to certain post closing purchase price adjustments, plus $239 principal amount of Ciena convertible notes due June 2017. At a joint hearing on December 2, 2009, Nortel obtained U.S. Court and Canadian Court approvals for the sale to Ciena.

Except in relation to NNSA, the U.K. Administrators have the authority, without further court approval, to enter into the EMEA asset sale agreement on behalf of each of the EMEA Debtors. In some EMEA jurisdictions, this transaction is subject to compliance with information and consultation obligations with employee representatives prior to completion of the sale.

In addition to the processes and approvals outlined above, consummation of the transaction is subject to the satisfaction of regulatory and other conditions and the receipt of various approvals, including the approval of the courts in France and Israel. This sale is expected to close in March 2010, subject to confirmation of receipt of all regulatory approvals and satisfaction of all closing conditions.

The related Optical Networking and Carrier Ethernet businesses assets and liabilities were classified as held for sale beginning in the fourth quarter of 2009. Nortel determined that the fair value less estimated costs to sell exceeded the carrying value of the Optical Networking and Carrier Ethernet businesses assets and liabilities and therefore no impairment was recorded on the reclassification of these assets to held for sale. The related Optical Networking and Carrier Ethernet businesses financial results of operations have not been classified as discontinued operations as they did not meet the definition of a component of an entity as required under U.S. GAAP.

GSM/GSM-R Business

On September 30, 2009, Nortel announced that it plans to sell by "open auction" substantially all of its global GSM/GSM-R business. In connection with this proposed sale, NNL also expects to transfer specified patents predominantly used in the GSM business and grant non-exclusive licenses of other relevant patents. This sale required a court-approved sale process under Chapter 11 that allowed other qualified bidders to submit offers. Bidding procedures were approved by the U.S. Court and Canadian Court on October 15, 2009. Competing bids were required to be submitted by November 16, 2009. An auction with the qualified bidders concluded on November 24, 2009, with Ericsson and Kapsch emerging as the successful bidders for the sale of these assets for a total purchase price of $103 in cash, subject to certain post closing purchase price adjustments. On November 18, 2009, Kapsch filed its bid for the GSM/GSM-R assets of NNSA with the French Administrator and the French Liquidator. On March 3, 2010, Kapsch filed an irrevocable and unconditional bid for such assets with the French Administrator and the French Liquidator. Nortel obtained U.S. Court and Canadian Court approvals for the sale to Ericsson and Kapsch on December 2, 2009.

Except in relation to NNSA, the U.K. Administrators have the authority, without further court approval, to enter into an EMEA asset sale agreement on behalf of each of the relevant EMEA Debtors. The sale of any GSM/GSM-R assets currently held by NNSA is subject to the approval of the French Court. In some EMEA jurisdictions, this transaction is subject to compliance with information and consultation obligations with employee representatives prior to completion of the sale. In addition to the processes and approvals outlined above, consummation of a GSM/GSM-R transaction is subject to the satisfaction of certain regulatory approvals and customary closing conditions. This sale is expected to close by the end of the first quarter of 2010, subject to regulatory approvals and closing conditions.

The related GSM/GSM-R business assets and liabilities have been classified as held for sale beginning in the fourth quarter of 2009. Nortel determined that the fair value less estimated costs to sell exceeded the carrying value of the GSM/GSM-R business assets and liabilities and therefore no impairment was recorded on the reclassification of these assets to held for sale. The related GSM/GSM-R business financial results of operations have not been classified as discontinued operations as they did not meet the definition of a component of an entity as required under U.S. GAAP.

CVAS Business

On December 23, 2009, Nortel announced that it, NNL, and certain of its other subsidiaries, including NNI and NNUK, had entered into a "stalking horse" asset sale agreement with GENBAND for its North American, CALA and Asian CVAS business, and an asset sale agreement with GENBAND for the EMEA portion of CVAS business for a purchase price of $282, subject to balance sheet and other adjustments currently estimated at approximately $100, resulting in estimated net proceeds of approximately $182. These agreements include the planned sale of substantially all the assets of the CVAS business globally. This sale required a court-approved sale process under Chapter 11 that allowed other qualified bidders to submit higher or otherwise better offers. Bidding procedures were approved by the Canadian Court on January 6, 2010 and the U.S. Court on January 8, 2010. Competing bids were required to be submitted by February 23, 2010. No bids were received prior to the bid deadline. On February 24, 2010, Nortel announced that it will not proceed to auction and will work towards closing the asset sale agreements with GENBAND. At a joint hearing on March 3, 2010, Nortel obtained U.S. Court and Canadian Court approval of the sale to GENBAND.

Except in relation to NNSA, the U.K. Administrators have the authority, without further court approval, to enter into the EMEA asset sale agreement on behalf of each of the EMEA Debtors. In some EMEA jurisdictions, this transaction is subject to compliance with information and consultation obligations with employee representatives prior to finalization of the terms of the sale.

In addition to the processes and approvals outlined above, consummation of the transaction is subject to the satisfaction of regulatory and other conditions and the receipt of various approvals, including governmental approvals in Canada and the United States and the approval of the courts in France and Israel. This sale is expected to close in the second quarter of 2010, subject to regulatory approvals and closing conditions.

The related CVAS business assets and liabilities will be classified as held for sale beginning in the first quarter of 2010. Nortel has preliminarily identified individual assets of approximately $60 and liabilities of approximately $116 that are expected to be included as part of the sale transaction.

LGN Joint Venture

On May 27, 2009, Nortel announced that NNL has decided to seek a buyer for its majority stake (50% plus 1 share) in LGN, the Korean joint venture with LG Electronics, Inc. ("LGE"). Nortel's affiliates based in Asia, including LGN, have not filed for creditor protection; however, pursuant to the ongoing Creditor Protection Proceedings, NNL filed a motion with the Canadian Court and received approval for a proposed sale process that has been agreed with LGE and the appointment of Goldman to assist with the proposed divestiture. Any proposed sale that results from the sale process will require the consent of LGE under the terms of the joint venture agreement, and further approval of the Canadian Court.

Nortel Netas

On July 30, 2009, Nortel Networks International Finance & Holdings B. V. ("NNIF"), an EMEA Debtor, announced that it is evaluating its strategic options including a possible disposal of its 53.13% stake in Nortel Networks Netas Telekomunikasyon A.S. ("Netas"), a publicly traded Turkish company.

Purchase Price Adjustments

With respect to the divestitures discussed above, Nortel's sale agreements generally provide for post-closing adjustments to the stated purchase price based on the actual value of certain assets and liabilities as of the closing date relative to an estimate of those amounts at closing. Adjustments may be made for, among other things: (i) changes in net working capital; (ii) changes in amounts to be paid in respect of transferred employees, including such items as accrued compensation and vacation days, retirement benefits and severance amounts; and (iii) changes in amounts related to assets being transferred outside the United States, including purchase price reductions for assets in EMEA that are unable to be transferred due to further creditor protection proceedings and fixed purchase price reductions for assets transferred in China. In addition, some asset sale agreements include additional purchase price adjustments that depend on variations between estimated and actual inventory, net debt, standard margin and deferred profits of the businesses sold, under U.S. GAAP. None of these adjustments have materially changed, or are expected to materially change, the purchase price associated with the divestitures discussed above (other than with respect to the planned sale of Nortel's CVAS business, as described above).

Transition Services Agreements

Nortel has entered into TSAs in connection with certain of the completed divestitures discussed above and is contractually obligated under such TSAs to provide transition services to certain purchasers of its businesses and assets.

In connection with the sale of substantially all of its CDMA business and LTE Access assets, Nortel entered into a TSA with Ericsson pursuant to which Nortel has agreed to provide certain transition services for a period of up to 12 to 24 months after closing of the transaction.

In connection with the sale of substantially all of its ES business, Nortel has entered into a TSA with Avaya pursuant to which it has agreed to provide certain transition services for a period of up to 18 months (up to 12 months in certain jurisdictions in EMEA) after closing of the transaction.

In connection with the planned sale of substantially all of its GSM/GSM-R business, subject to completion of the divestiture, at closing, Nortel expects to enter into a TSA with Ericsson pursuant to which Nortel would agree to provide certain transition services for a period of up to 18 months (up to 12 months in certain jurisdictions in EMEA) after closing of the transaction and a TSA with Kapsch pursuant to which Nortel would agree to provide certain transition services for a period of up to 12 months after closing of the transaction.

In connection with the planned sale of substantially all of its Optical Networking and Carrier Ethernet businesses, subject to completion of the divestiture, at closing, Nortel expects to enter into a TSA with Ciena pursuant to which Nortel would agree to provide certain transition services for a period of up to 24 months (up to 12 months in certain jurisdictions in EMEA) after closing of the transaction.

In connection with the planned sale of substantially all of its CVAS business, subject to completion of the divestiture, at closing, Nortel expects to enter into a TSA with GENBAND pursuant to which Nortel would agree to provide certain transition services for a period of up to 18 months (up to 12 months in certain jurisdictions in EMEA) after closing of the transaction.

Further Divestitures

The Creditor Protection Proceedings may result in additional sales or divestitures; however, Nortel can provide no assurance it will be able to complete any further sale or divestiture on acceptable terms or at all. On February 18, 2009, the U.S. Court approved procedures for the sale or abandonment by the U.S. Debtors of assets with a *de minimis* value. The Canadian Debtors can generally take similar actions with the approval of the Canadian Monitor. In France, the French Administrator and French Liquidator have the ability to deal with assets of *de minimis* value in a similar way under statute. There is no formal concept of "abandonment of assets with a *de minimis* value" in the U.K. Administration Proceedings, although the U.K. Administrators will ordinarily not take any steps to deal with assets where there is no benefit to creditors in them doing so. As Nortel continues to advance in discussions to sell its other businesses, it will consult with the Canadian Monitor, the U.K. Administrators, the U.S. Creditors' Committee, the Bondholder Group and other stakeholders as appropriate (including the French Administrator, the French Liquidator and the Israeli Administrators as necessary), and any proposed divestiture may be subject to the approval of affected stakeholders and the relevant courts. There can be no assurance that any further proposed sale or divestiture will be developed, confirmed or approved, where required, by any of the relevant courts or affected stakeholders.

Jurisdictional Analysis

Nortel continues to undertake an in-depth analysis to assess the strategic and economic value of several of its subsidiaries, in particular those that are not included in the sale of its businesses or are incurring losses and require financial assistance or support in order to carry on business. In light of this analysis, Nortel has made decisions and will continue to make decisions to cease operations or commence liquidation of certain affiliates that are no longer considered strategic or material to the sale of its remaining businesses or assets.

Divestiture Proceeds Received

Proceeds of approximately $1,940, in connection with the completed sales of businesses and assets to date, have been received. These divestiture proceeds include the following approximate amounts:

(a) $1,028 from the sale of substantially all of Nortel's CDMA business and LTE Access assets;

(b) $18 from the sale of Nortel's Layer 4-7 data portfolio;

(c) $10 from the sale of Nortel's Packet Core Assets; and

(d) $884 from the sale of substantially all of Nortel's ES business, including the shares of DiamondWare, Ltd. and NGS.

These consolidated financial statements have been prepared by NNC. Of the $1,940 in proceeds received from divestitures as of December 31, 2009, approximately $1,928 is being held in escrow which is currently reported in NNL solely for financial reporting purposes. The ultimate determination of the final allocation of such proceeds among the various Nortel entities has not yet occurred and may be materially different from the NNL classification and related amounts shown in these financial statements. The IFSA and the escrow agreements for sales divestiture proceeds entered into by NNL, NNI and other Nortel legal entities provide for the processes for determining the final allocation of divestiture proceeds among such entities, either through joint agreement or, failing such agreement, other dispute resolution proceeding. Adjustments to the NNL classification and any related amounts arising from the ultimate outcome of the allocation agreement or other dispute resolution proceeding noted above will be recognized when finalized. The NNL classification and related amounts shown in these financial statements are not determinative of, and have not been accepted by any debtor estate, any party in interest in the Creditor Protection Proceedings or any court overseeing such proceedings, for purposes of deciding, the final allocation of divestiture proceeds.

As at December 31, 2009, a further $125 in the aggregate was expected to be received in connection with the divestiture of substantially all of Nortel's CDMA business and LTE Access assets and the divestiture of substantially all of Nortel's ES business, including the shares of DiamondWare, Ltd. and NGS, subject to the satisfaction of various conditions. Such amount, when received, will also be held in escrow until the final allocation of these proceeds as between various Nortel legal entities is ultimately determined. Subsequent to December 31, 2009, Nortel's escrow agent has received $44 of the $125.

Business Operations

During the Creditor Protection Proceedings, and until the completion of any further proposed divestitures or a decision to cease operations in certain countries is made, the businesses of the Debtors continue to operate under the jurisdictions and orders of the applicable courts and in accordance with applicable legislation while Nortel continues to focus on the completion of announced sales and the sale of remaining businesses and assets. Nortel has continued to engage with its existing customer base in an effort to maintain delivery of products and services, minimize interruptions as a result of the Creditor Protection Proceedings and Nortel's divestiture efforts and resolve any interruptions in a timely manner. At the beginning of the proceedings, Nortel established a senior procurement team, along with appropriate advisors, to address supplier issues and concerns as they arose to ensure ongoing supply of goods and services and minimize any disruption in its global supply chain. This procedure continues to function effectively and any supply chain issues are being dealt with on a timely basis.

Contracts

Under the U.S. Bankruptcy Code, the U.S. Debtors may assume, assume and assign, or reject certain executory contracts including unexpired leases, subject to the approval of the U.S. Court and certain other conditions. Pursuant to the Initial Order of the Canadian Court, the Canadian Debtors are permitted to repudiate any arrangement or agreement, including real property leases. Any reference to any such agreements or instruments and to termination rights or a quantification of Nortel's obligations under any such agreements or instruments is qualified by any overriding rejection, repudiation or other rights the Debtors may have as a result of or in connection with the Creditor Protection Proceedings. The administration orders granted by the English Court do not give any similar unilateral rights to the U.K. Administrators. The U.K. Administrators and in the case of NNSA, the French Administrator and the French Liquidator decide in each case whether an EMEA Debtor should continue to perform under an existing contract on the basis of whether it is in the interests of that administration to do so. Claims may arise as a result of a Debtor rejecting, repudiating or no longer continuing to perform under any contract or arrangement, which claims would usually be unsecured. Since the Petition Date, the Debtors have assumed and rejected or repudiated various contracts, including real property leases and commercial agreements. The Debtors will continue to review other contracts throughout the Creditor Protection Proceedings.

Creditor Protection Proceeding Claims

On August 4, 2009, the U.S. Court approved a claims process in the U.S. for claims that arose prior to the Petition Date. Pursuant to this claims process, proofs of claim, except in relation to NNCI, had to be received by the U.S. Claims Agent, Epiq Bankruptcy Solutions, LLC ("Epiq"), by no later than 4:00 p.m. (Eastern Time) on September 30, 2009 (subject to certain exceptions as provided in the order establishing the claims bar date). On December 2, 2009, the U.S. Court approved 4:00 p.m. (Eastern Time) on January 25, 2010 as the deadline for receipt by Epiq of proofs of claim against NNCI (subject to certain exceptions as provided in the order establishing the claims bar date).

On July 30, 2009, Nortel announced that the Canadian Court approved a claims process in Canada in connection with the CCAA Proceedings. Pursuant to this claims process, subject to certain exceptions, proofs of claim for claims arising prior to the Petition Date had to be received by the Canadian Monitor by no later than

September 30, 2009. This claims bar date does not apply to certain claims, including inter-company claims as between the Canadian Debtors or as between any of the Canadian Debtors and their direct or indirect subsidiaries and affiliates (other than joint ventures), compensation claims by current or former employees or directors of any of the Canadian Debtors, and claims of current or former directors or officers for indemnification and/or contribution, for which claims notification deadlines have yet to be set by the Canadian Court. Proofs of claim for claims arising on or after the Petition Date as a result of the restructuring, termination, repudiation or disclaimer of any lease, contract or other agreement or obligation had to, or must be, received by the Canadian Monitor by the later of September 30, 2009 and 30 days after a proof of claim package has been sent by the Canadian Monitor to the person in respect of such claim.

In relation to NNSA, claims had to be submitted to the French Administrator and the French Liquidator no later than August 12, 2009 with respect to French creditors and October 12, 2009 with respect to foreign creditors. In relation to the Israeli Debtors, the Israeli Court determined that claims had to be submitted to the Israeli Administrators by no later than July 26, 2009. Other than as set forth above with respect to NNSA, no outside bar date for the submission of claims has been established in connection with U.K. Administration Proceedings.

The audited consolidated financial statements for the year ended December 31, 2009 generally do not include the outcome of any current or future claims relating to the Creditor Protection Proceedings. Certain claims filed may have priority over those of the Debtors' unsecured creditors. The Debtors are reviewing all claims filed and have commenced the claims reconciliation process. Differences between claim amounts determined by the Debtors and claim amounts filed by creditors will be investigated and resolved pursuant to a claims resolution process approved by the relevant court or, if necessary, the relevant court will make a final determination as to the amount, nature and validity of claims. Certain claims that have been filed may be duplicative (particularly given the multiple jurisdictions involved in the Creditor Protection Proceedings), based on contingencies that have not occurred, or may be otherwise overstated, and would therefore be subject to revision or disallowance. The settlement of claims cannot be finalized until the relevant creditors and courts approve a plan. In light of the number of creditors of the Debtors, the claims resolution process may take considerable time to complete. See note 26 for additional information about claims.

Interim and Final Funding and Settlement Agreements

Historically, Nortel has deployed its cash through a variety of intercompany borrowing and transfer pricing arrangements to allow it to operate on a global basis and to allocate profits, losses and certain costs among the corporate group. In particular, the Canadian Debtors have continued to allocate profits, losses and certain costs, among the corporate group through transfer pricing agreement payments ("TPA Payments"). Other than one $30 payment made by NNI to NNL in respect of amounts that Nortel believes are owed in connection with the transfer pricing agreement, TPA Payments had been suspended since the Petition Date. However, the Canadian Debtors and the U.S. Debtors, with the support of the U.S. Creditors' Committee and the Bondholder Group, as well as the EMEA Debtors (other than NNSA), entered into an Interim Funding and Settlement Agreement ("IFSA") dated June 9, 2009 under which NNI paid $157 to NNL, in four installments during the period ended September 30, 2009 in full and final settlement of TPA Payments for the period from the Petition Date to September 30, 2009. A portion of this funding may be repayable by NNL to NNI in certain circumstances. The IFSA was approved by the U.S. Court and Canadian Court on June 29, 2009 and on June 23, 2009, the English Court confirmed that the U.K. Administrators were at liberty to enter into the IFSA on behalf of each of the EMEA Debtors (except for NNSA which was authorized to enter into the IFSA by the French Court on July 7, 2009). NNSA acceded to the IFSA on September 11, 2009.

On December 23, 2009, Nortel announced it, NNL, NNI, and certain other Canadian Debtors and U.S. Debtors entered into a Final Canadian Funding and Settlement Agreement ("FCFSA"). The FCFSA provides, among other things, for the settlement of certain intercompany claims, including in respect of amounts determined to be owed by NNL to NNI under Nortel's transfer pricing arrangements for the years 2001 through 2005. As part of the settlement, NNL has agreed to the establishment of a pre-filing claim in favor of NNI in the CCAA Proceedings in the net amount of approximately $2,063 ("FCFSA Claim"), which claim will not be subject to any offset. The FCFSA also provides that NNI will pay to NNL approximately $190 over the course of 2010, which amount includes the contribution of NNI and certain U.S. affiliates towards certain estimated costs to be incurred by NNL, on their behalf, for the duration of the Creditor Protection Proceedings. The FCFSA also provides for the allocation of certain other anticipated costs to be incurred by the parties, including those relating to the divestiture of Nortel's various businesses. On January 21, 2010, Nortel obtained approvals from the Canadian Court and the U.S. Court of the FCFSA and the creation and allowance of the FCFSA Claim. In addition, Nortel obtained various other approvals from the Canadian Court and U.S. Court including authorization for NNL and NNI to enter into advance pricing agreements with the U.S. and Canadian tax authorities to resolve certain transfer pricing issues, on a retrospective basis, for the taxable years 2001 through 2005. In addition, in consideration of a settlement payment of $37.5, the United States Internal Revenue Service ("IRS") agreed to release all of its claims against NNI and other members of NNI's consolidated tax group for the years 1998 through 2008. As a result of this settlement, the IRS stipulated that its claim against NNI filed in the Chapter 11 Proceedings in the amount of approximately $3,000 is reduced to the $37.5 settlement payment. This settlement was a condition of the FCFSA and was approved by the U.S. Court on January 21, 2010. NNI made the settlement payment to the IRS on February 22, 2010.

APAC Debt Restructuring Agreement

As a consequence of the Creditor Protection Proceedings, certain amounts of intercompany payables to certain Nortel subsidiaries ("APAC Agreement Subsidiaries") in the Asia Pacific ("APAC") region as of the Petition Date became impaired. To enable the APAC Agreement Subsidiaries to continue their respective business operations and to facilitate any potential divestitures, the Debtors have entered into an Asia Restructuring Agreement ("APAC Agreement"). Under the APAC Agreement, the APAC Agreement Subsidiaries will pay a portion of certain of the APAC Agreement Subsidiaries' net intercompany debt outstanding as of the Petition Date ("Pre-Petition Intercompany Debt") to the Canadian Debtors, the U.S. Debtors and the EMEA Debtors (including NNSA to the extent it elects to participate in the APAC Agreement). A further portion of the Pre-Petition Intercompany Debt will be repayable in monthly amounts but only to the extent of such APAC Agreement Subsidiary's net cash balance, and subject to certain reserves and provisions. The remainder of each APAC Agreement Subsidiary's Pre-Petition Intercompany Debt will be subordinated and postponed to the prior payment in full of such APAC Agreement Subsidiary's liabilities and obligations. All required court approvals with respect to the APAC Agreement have been obtained in the U.S. and Canada; however, implementation of the APAC Agreement for certain parties in other jurisdictions remains subject to receipt of outstanding regulatory approvals.

Export Development Canada Support Facility

Effective January 14, 2009, NNL entered into an agreement with Export Development Canada ("EDC") ("Short-Term Support Agreement") to permit continued access by NNL to the EDC support facility ("EDC Support Facility"), for an interim period that was extended several times, for up to $30 of support based on its then-estimated requirements over the period. The EDC Support Facility provides for the issuance of support in the form of guarantee bonds or guarantee type documents issued to financial institutions that issue letters of credit or guarantee, performance or surety bonds, or other instruments in support of Nortel's contract performance. On June 18, 2009, NNL and EDC entered into a cash collateral agreement ("Cash Collateral Agreement") in connection with the EDC Support Facility. NNL provided cash collateral of $6.5 for all outstanding post-petition support in accordance with the terms of the Cash Collateral Agreement, of which an aggregate of $1.5 has been released in the first quarter of 2010, and the charge that was previously granted by the Canadian Court over certain of Nortel's assets in favor of EDC is no longer in force or effect. The Short-Term Support Agreement expired without further extension on December 18, 2009. Further access by NNL to the EDC Support Facility is at the sole discretion of EDC.

Other Contracts and Debt Instruments

Nortel's filings under Chapter 11 and the CCAA constituted events of default or otherwise triggered repayment obligations under the instruments governing substantially all of the indebtedness issued or guaranteed by NNC, NNL, NNI and NNCC. In addition, Nortel may not be in compliance with certain other covenants under indentures, the EDC Support Facility and other debt or lease instruments, and the obligations under those agreements may have been accelerated. Nortel believes that any efforts to enforce such payment obligations against the U.S. Debtors are stayed as a result of the Chapter 11 Proceedings. Although the CCAA does not provide an automatic stay, the Canadian Court has granted a stay to the Canadian Debtors that currently extends to April 23, 2010. Pursuant to the U.K. Administration Proceedings, a moratorium has commenced during which creditors may not, without leave of the English Court or consent of the U.K. Administrators, enforce security, or commence or progress legal proceedings. The Israeli Administration Proceedings also provide for a stay which remains in effect during the pendency of such proceedings.

The Creditor Protection Proceedings may have also constituted events of default under other contracts and leases of the Debtors. In addition, the Debtors may not be in compliance with various covenants under other contracts and leases. Depending on the jurisdiction, actions taken by counterparties or lessors based on such events of default and other breaches may be unenforceable as a result of the Creditor Protection Proceedings.

In addition, the Creditor Protection Proceedings may have caused, directly or indirectly, defaults or events of default under the debt instruments and/or contracts and leases of certain of Nortel's non-Debtor entities. These events of default (or defaults that become events of default) could give counterparties the right to accelerate the maturity of this debt or terminate such contracts or leases.

Flextronics

On January 14, 2009, Nortel announced that NNL had entered into an amendment to arrangements ("Amending Agreement") with a major supplier, Flextronics Telecom Systems, Ltd. ("Flextronics"). Under the terms of the Amending Agreement, NNL agreed to commitments to purchase $120 of existing inventory by July 1, 2009 and to make quarterly purchases of other inventory, and to terms relating to payment and pricing. Flextronics had notified Nortel of its intention to terminate certain other arrangements upon 180 days' notice (in July 2009) pursuant to the exercise by Flextronics of its contractual termination rights, while the other arrangements between the parties would continue in accordance with their terms. Following subsequent negotiations, Nortel resolved various ongoing disputes and issues relating to the interpretation of the Amending Agreement and confirmed, among other things, its obligation to purchase inventory in accordance with existing plans of record of $25. In addition, one of the supplier agreements with Flextronics was not terminated on July 12, 2009, as originally referenced in the Amending Agreement, but instead was extended to December 2009, with a further extension for certain products to July 2010.

Nortel and Flextronics entered into an agreement dated November 20, 2009 ("Flextronics Agreement"), as approved by the U.S. and Canadian courts on December 2, 2009, that, among other things, provides a mechanism for the transfer of Nortel's supply relationship to purchasers of Nortel's other businesses or assets. In addition, this agreement resolves certain receivable amounts from and payable amounts due to Flextronics. See note 6.

Since the Petition Date, Nortel has periodically entered into agreements with other suppliers, including contract manufacturers, to address issues and concerns as they arise in order to ensure ongoing supply of goods and services and minimize any disruption in its global supply chain. In certain circumstances, some of these agreements include advance deposit or escrow obligations, or purchase commitments in order to mitigate the risk associated with supplying Nortel during the pendency of the Creditor Protection Proceedings.

Directors' and Officers' Compensation and Indemnification

The Initial Order of the Canadian Court in the CCAA Proceedings ordered the Canadian Debtors to indemnify directors and officers of the Canadian Debtors for claims that may be made against them relating to failure of the Canadian Debtors to comply with certain statutory payment and remittance obligations. The Initial Order also included a charge against the property of the Canadian Debtors in an aggregate amount not exceeding CAD$90 as security for such indemnification obligations. On February 26, 2010, the NNC and NNL boards of directors ("Nortel Boards") approved the reduction in the amount of the charge to an aggregate amount not exceeding CAD$45 on the condition that such reduction shall have been approved by an order of the Canadian Court which order shall provide for certain related releases in respect of such claims. The reduction in the amount of the charge remains subject to the approval of the Canadian Court.

In addition, in conjunction with the Creditor Protection Proceedings, NNC established a directors' and officers' trust ("D&O Trust") in the amount of approximately CAD$12. The purpose of the D&O Trust is to provide a trust fund for the payment of liability claims (including defense costs) that may be asserted against individuals who serve as directors and officers of NNC, or as directors and officers of other entities at NNC's request (such as subsidiaries and joint venture entities), by reason of that association with NNC or other entity, to the extent that such claims are not paid or satisfied out of insurance maintained by NNC and NNC is unable to indemnify the individual. Such liability claims would include claims for unpaid statutory payment or remittance obligations of NNC or such other entities for which such directors and officers have personal statutory liability but will not include claims for which NNC is prohibited by applicable law from providing indemnification to such directors or officers. The D&O Trust also may be drawn upon to maintain directors' and officers' insurance coverage in the event NNC fails or refuses to do so. The D&O Trust will remain in place until the later of December 31, 2015 or three years after all known actual or potential claims have been satisfied or resolved, at which time any remaining trust funds will revert to NNC.

Certain Nortel entities have not filed for bankruptcy protection ("Cascade Subsidiaries"). Under the laws of various jurisdictions in which the Cascade Subsidiaries operate, the directors, officers and agents of the Cascade Subsidiaries may be subject to personal liability. In order to protect individuals serving as directors on the boards of the Cascade Subsidiaries and to facilitate participation by the Cascade Subsidiaries in Nortel's sales of businesses and assets, NNL and NNI have agreed to contribute to a trust ("Trust"), which will indemnify individuals serving as directors on the boards of the Cascade Subsidiaries and their successors, if any, for any claims resulting from their service as a director, officer or agent of a Cascade Subsidiary, subject to limited exceptions. The establishment of the Trust remains subject to the approval of the Canadian Court and the U.S. Court.

Under the Nortel Networks Corporation Directors' Deferred Share Compensation Plan and the NNL Directors' Deferred Share Compensation Plan ("DSC Plans"), non-employee directors could elect to receive all or a portion of their compensation for services rendered as a member of the Nortel Boards, any committees thereof, and as board or committee chairperson, in share units, in cash or a combination of share units and cash. As part of the relief sought in the CCAA Proceedings, Nortel requested entitlement to pay the directors their compensation in cash on a current basis, notwithstanding the terms of, or elections under the DSC Plans, during the period in which the directors continue as directors in the CCAA Proceedings. On the Petition Date, the Canadian Court granted an order providing that Nortel's directors are entitled to receive remuneration in cash on a then-current basis at then-current compensation levels less an overall $25 thousand reduction. Without this court order, to the extent that directors had elected to receive their compensation in the form of share units, the directors would have received no compensation for their services on a go-forward basis. Since the Petition Date, share units credited under the DSC Plans have not been settled even though several directors have retired from the Nortel Boards. Nortel does not expect to settle any share units held under the DSC Plans in the future. Directors may have an unsecured claim in the CCAA Proceedings with respect to their share unit holdings.

Subsequently, in connection with the reduction in the size of the Nortel Boards from nine directors to three directors and the assumption by the Nortel Boards of additional roles and responsibilities previously discharged by certain committees thereof, the Nortel Boards amended the terms for director compensation effective August 11, 2009.

Workforce Reductions; Employee Compensation Program Changes

On February 25, 2009, Nortel announced a workforce reduction plan intended to reduce its global workforce by approximately 5,000 net positions. During 2009, Nortel commenced and continued to implement these reductions, in accordance with local country legal requirements. During the year ended December 31, 2009, Nortel undertook additional workforce reduction activities. Given the Creditor Protection Proceedings, Nortel has discontinued all remaining activities under its previously announced restructuring plans as of the Petition Date. For further information, refer to notes 11 and 12. In addition, Nortel has taken and expects to take further, ongoing workforce and other cost reduction actions as it works through the Creditor Protection Proceedings.

Nortel continued the Nortel Networks Limited Annual Incentive Plan ("Incentive Plan") in 2009 for all eligible employees. The Incentive Plan was modified to permit quarterly rather than annual award determinations and payouts for 2009. This has provided a more immediate incentive for employees upon the achievement of critical shorter-term objectives.

Nortel is continuing the Incentive Plan for 2010.

Where required, Nortel has obtained court approvals for retention and incentive compensation plans for certain key eligible employees deemed essential to the business during the Creditor Protection Proceedings. In March 2009, Nortel obtained U.S. Court and Canadian Court approvals for a key employee incentive and retention program for employees in North America, CALA and Asia. The program consists of the Nortel Networks Corporation Key Executive Incentive Plan ("KEIP") and the Nortel Networks Corporation Key Employee Plan ("KERP").

On March 20, 2009, Nortel obtained Canadian Court approval to terminate the Nortel Networks Corporation Change in Control Plan.

On March 4, 2010, Nortel obtained U.S. Court approval and on March 8, 2010 Nortel obtained Canadian Court approval for the Nortel Special Incentive Plan ("Special Incentive Plan"), which is designed to retain personnel at all levels of Corporate Group and NBS critical to complete Nortel's remaining work. The Special Incentive Plan was developed in consultation with independent expert advisors taking into account the availability of more stable and competitive employment opportunities available to these employees elsewhere. The Special Incentive Plan is supported by the Canadian Monitor, U.S. Creditors' Committee and the Bondholders Group. Representative Counsel to former Canadian employees was also advised of the Special Incentive Plan prior to its approval by the Canadian Court and U.S. Court.

On February 27, 2009, Nortel obtained Canadian Court approval to terminate its equity-based compensation plans (the Nortel 2005 Stock Incentive Plan, As Amended and Restated ("2005 SIP"), the Nortel Networks Corporation 1986 Stock Option Plan, As Amended and Restated ("1986 Plan") and the Nortel Networks Corporation 2000 Stock Option Plan ("2000 Plan")) and certain equity plans assumed in prior acquisitions, including all outstanding equity under these plans (stock options, stock appreciation rights ("SARs"), restricted stock units ("RSUs") and performance stock units ("PSUs")), whether vested or unvested. Nortel sought this approval given the decreased value of Nortel Networks common shares ("NNC common shares") and the administrative and associated costs of maintaining the plans to Nortel as well as the plan participants. As at December 31, 2009, all options under the remaining equity-based compensation plans assumed in prior acquisitions had expired. See note 25 for additional information about Nortel's share-based compensation plans.

Settlement Agreement with Former and Disabled Canadian Employee Representatives

On February 8, 2010, the Canadian Debtors reached an agreement on certain employment related matters regarding former Canadian Nortel employees, including Nortel's Canadian registered pension plans and benefits for Canadian pensioners and Nortel employees on long term disability ("LTD"). Nortel entered into a settlement agreement with court-appointed representatives of its former Canadian employees, pensioners and LTD beneficiaries, Representative Counsel, the Canadian Auto Workers' union and the Canadian Monitor ("Settlement Agreement"). The Settlement Agreement remains subject to the approval of the Canadian Court.

The Settlement Agreement provides that Nortel will continue to administer the Nortel Networks Negotiated Pension Plan and the Nortel Networks Limited Managerial and Non-Negotiated Pension Plan ("Canadian Pension Plans") until September 30, 2010, at which time these Canadian Pension Plans will be transitioned, in accordance with the Ontario *Pension Benefits Act*, to a new administrator appointed by the Office of the Superintendent of Financial Services. Nortel and the Canadian Monitor will take all reasonable steps to complete the transfer of the administration of the Canadian Pension Plans to the new administrator. Nortel will continue to fund these Canadian Pension Plans consistent with the current service and special payments it has been making during the course of the CCAA Proceedings through March 31, 2010, and thereafter will make current service payments until September 30, 2010.

For the remainder of 2010, Nortel will continue to pay medical and dental benefits to Nortel pensioners and survivors and Nortel LTD beneficiaries in accordance with the current benefit plan terms and conditions. Life insurance benefits will continue unchanged until December 31, 2010 and will continue to be funded consistent with 2009 funding. Further, Nortel will pay income benefits to the LTD beneficiaries and to those receiving survivor income benefits and survivor transition benefits through December 31, 2010. The employment of the

LTD beneficiaries will terminate on December 31, 2010. The parties have agreed to work toward a court-approved distribution, in 2010, of the assets of Nortel's Health and Welfare Trust, the vehicle through which Nortel generally has historically funded these benefits, with the exception of the income benefits described above, which Nortel will pay directly.

The Settlement Agreement also provides that Nortel will establish a fund of CAD$4.2 for termination payments of up to CAD$3 thousand per employee to be made to eligible terminated employees as an advance against their claims under the CCAA Proceedings.

A charge in the maximum amount of CDN$57 against the Canadian Debtors' assets will be established as security in support of the payments to be made by Nortel under the Settlement Agreement, which amount will be reduced by the amount of payments made. The Settlement Agreement also sets out the relative priority for claims to be made in respect of the deficiency in the Canadian Pension Plans and Nortel's Health and Welfare Trust. Under the Settlement Agreement, these claims will rank as ordinary unsecured claims in the CCAA Proceedings.

See note 14 for further information on Nortel's pension and employee benefits plans.

Condensed Combined Debtors Financial Statements

The financial statements contained within this note have been prepared in accordance with the guidance of ASC 852 and represent the condensed combined financial statements of the Canadian Debtors and U.S. Debtors that are included in the consolidated financial statements as at and for the year ended December 31, 2009, with an additional column included for the EMEA Debtors that are accounted for under the equity method in the consolidated financial statements as at and for the year ended December 31, 2009. Such statements include separate columnar presentations for the Canadian Debtors and U.S. Debtors combined and the EMEA Debtors to provide information that may be useful to the users of these financial statements. The combined statements of operations exclude the Debtors' interests in the results of operations of non-Debtor subsidiaries.

The EMEA Debtors include substantially all of the Nortel subsidiaries that comprise the Equity Investees. As described in note 1, the Equity Investees have been deconsolidated as of the Petition Date and accounted for under the equity method of accounting in the consolidated financial statements. However these condensed combined financial results of the Canadian Debtors and U.S. Debtors are accompanied by an additional column that includes the results of the EMEA Debtors, given Nortel's continuing significant influence over the EMEA Debtors and the impact the Creditor Protection Proceedings have on all Debtors, including the EMEA Debtors, and to provide information that may be useful to the users of these financial statements on the financial position, results of operations and cash flows of all of the Debtors.

For the purposes of the condensed combined Debtors financial statements and other disclosures contained below, the presentation for the EMEA Debtors includes the Israeli Debtors.

Intercompany Transactions

Intercompany transactions and balances with Nortel's non-Debtor subsidiaries and affiliates have not been eliminated in the Debtors' financial statements.

Guarantees

According to various claims filed by the trustee of the U.K. defined benefit pension plan against certain Debtors, the U.K. defined benefit pension plan has a purported deficit estimated (on a buy-out basis) of £2,100 or

$3,100 as at January 2009 which will be an unsecured claim against NNUK (under section 75 of the *Pensions Act 1995* (UK). Pursuant to an intercompany guarantee agreement relating to the U.K. defined benefit pension plan, NNL has indemnified the U.K. pension trust for any amounts due that NNUK does not pay under a Funding Agreement executed on November 21, 2006. Pursuant to a further intercompany guarantee agreement NNL has indemnified the trustees of the U.K. defined benefit pension plan on the insolvency of NNUK and consequent windup of such plan. Included in the accompanying Canadian Debtors' and U.S. Debtors' combined financial statement column is an accrual of approximately $630 representing NNL's best estimate of the expected allowed claim against NNL for the guarantee of NNUK's unfunded pension liability ("Pension Guarantee").

Although some guarantee exposures are redundant to liabilities recorded elsewhere in the Debtors' financial statements, Nortel has recorded this accrual in accordance with ASC 852. The Pension Guarantee has been recorded as liabilities subject to compromise and the related charge included as part of reorganization expenses in the Canadian Debtors' and U.S. Debtors' combined column in combined statement of operations. To the extent that information available in the future indicates a difference from the recognized amount, the provision will be adjusted.

Contractual Interest Expense on Outstanding Long-Term Debt

During the year ended December 31, 2009, Nortel has continued to accrue for interest expense of $282 in its normal course of operations related to debt issued by NNC and NNL in Canada based on the expectation that it will be a permitted claim under the Creditor Protection Proceedings. However, in accordance with ASC 852, interest expense in the U.S. incurred post-Petition Date is not recognized and, as a result interest payable on debt issued by the U.S. Debtors, including NNI, has not been accrued. During the pendency of the Creditor Protection Proceedings Nortel generally has not and does not expect to make payments to satisfy any of the interest obligations of the Debtors.

Foreign Currency Denominated Liabilities

ASC 852 requires pre-petition liabilities of the Debtors that are subject to compromise to be reported at the claim amounts expected to be allowed, even if they may be settled for lesser amounts. For foreign currency denominated liabilities, the CCAA requires allowable claims to be denominated at the exchange rate in effect as of the Petition Date unless otherwise provided for in a court-approved plan. The claims process approved by the Canadian Court provides that foreign currency denominated claims must be calculated by the Canadian Monitor in Canadian dollars using a January 13, 2009 exchange rate. However, the claims process order specifically recognizes the ability of the Canadian Debtors to utilize a different exchange rate in any proposed plan. Therefore, given the impact that fixing exchange rates may have on the amounts ultimately settled, in Canada, foreign currency denominated balances, including Nortel's U.S. dollar denominated debt, will not be accounted for using the Petition Date exchange rate but rather will continue to be accounted for in accordance with FASB ASC 830 "Foreign Currency Matters ("ASC 830"). To date, the Canadian Debtors have not developed any plan or proposed an alternative exchange rate and any plan would be subject to creditor approval prior to the Canadian Court's approval. Foreign currency denominated pre-petition liabilities of the U.S. Debtors and the EMEA Debtors have generally been fixed at the exchange rate in effect on the Petition Date in accordance with local laws.

Cash Restrictions

As a result of the Creditor Protection Proceedings, cash and cash equivalents are generally available to fund operations in particular jurisdictions, but generally is not available to be freely transferred between jurisdictions, regions, or outside joint ventures, other than for normal course intercompany trade and pursuant to specific agreements approved by the U.S. Court and Canadian Court and/or the U.K. Administrators, as applicable.

Proceeds from the divestiture sales, as discussed in note 2, are being held in escrow until the jurisdictions can determine the proceeds allocations and are not available to fund operations.

CONDENSED COMBINED STATEMENT OF OPERATIONS
(Millions of U.S. Dollars)

	Year ended December 31, 2009	
	Canada and U.S. Combined	EMEA[a]
Product revenues:		
Third party	$2,437	$ 618
Non-Debtor subsidiaries	282	189
Inter-Debtor	(1)	—
Service revenues (Third party)	382	180
Total revenues	3,100	987
Product cost of revenues:		
Third party	1,277	478
Non-Debtor subsidiaries	273	144
Service cost of revenues (Third party)	201	118
Total cost of revenues	1,751	740
Gross profit	1,349	247
Selling, general and administrative expense	618	347
Research and development expense	709	90
Other charges	91	(3)
(Gain) loss on sales of businesses and assets and impairment of assets	7	2
Other operating expense (income) — net	(1)	4
Operating earnings (loss)	(75)	(193)
Other income (expense) — net	28	(143)
Interest expense		
Long-term debt	(290)	(2)
Other	(1)	(3)
Earnings (loss) from continuing operations before reorganization items, income taxes and equity in net earnings of debtor companies	(338)	(341)
Reorganization items — net	388	(97)
Earnings (loss) from continuing operations before income taxes and equity in net earnings of debtor companies	50	(438)
Income tax expense	(65)	(15)
Earnings (loss) from continuing operations before equity in net loss of debtor companies	(15)	(453)
Equity in net loss of debtor companies — net of tax	(516)	—
Net loss from continuing operations attributable to Debtors, including noncontrolling interests	(531)	(453)
Net earnings (loss) from discontinued operations — net of tax	334	(62)
Cumulative effect of accounting change — net of tax	—	(1)
Net loss attributable to Debtors including noncontrolling interests	(197)	(516)
Income attributable to noncontrolling interests	(10)	—
Net loss attributable to Debtors	$ (207)	$(516)

(a) The results of the EMEA Debtors are accounted for under the equity method in the consolidated financial statements of Nortel and in the "Canada and U.S. Combined" column of these Debtors combined financial statements. See note 28.

NORTEL NETWORKS CORPORATION

(Under Creditor Protection Proceedings as of January 14, 2009 — note 2)
Notes to Consolidated Financial Statements — (Continued)

CONDENSED COMBINED BALANCE SHEET
(Millions of U.S. Dollars)

	December 31, 2009	
	Canada and U.S. Combined	EMEA[(a)]
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,132	$ 709
Short-term investments	18	—
Restricted cash and cash equivalents	80	38
Accounts receivable — net:		
Third parties	224	192
Non-Debtor subsidiaries	570	88
Inventories — net	68	40
Deferred income taxes — net	—	1
Other current assets	258	42
Assets held for sale	234	388
Assets of discontinued operations	120	92
Total current assets	2,704	1,590
Restricted cash	1,928	—
Investments	24	—
Investments in non-Debtors / Debtor subsidiaries	311	232
Plant and equipment — net	566	112
Intangible assets — net	—	3
Deferred income taxes — net	—	33
Other assets	155	20
Total assets	$ 5,688	$1,990
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current liabilities		
Trade and other accounts payable	$ 99	$ 60
Trade and other accounts payable to non-Debtor subsidiaries	198	32
Payroll and benefit-related liabilities	97	44
Contractual liabilities	4	3
Restructuring liabilities	3	40
Other accrued liabilities	331	108
Liabilities held for sale	178	420
Liabilities of discontinued operations	172	66
Total current liabilities	1,082	773
Long-term liabilities		
Deferred income taxes — net	—	33
Other liabilities	62	80
Total long-term liabilities	62	113
Liabilities subject to compromise	9,015	1,820
Total liabilities	10,159	2,706
SHAREHOLDERS' DEFICIT		
Total shareholders' deficit of Debtors	(5,018)	(716)
Noncontrolling interests in Debtors	547	—
Total shareholders' deficit	(4,471)	(716)
Total liabilities and shareholders' deficit	$ 5,688	$1,990

(a) The results of the EMEA Debtors are accounted for under the equity method in the consolidated financial statements of Nortel and in the "Canada and U.S. Combined" column of these Debtors combined financial statements. See note 28.

NORTEL NETWORKS CORPORATION

(Under Creditor Protection Proceedings as of January 14, 2009 — note 2)
Notes to Consolidated Financial Statements — (Continued)

CONDENSED COMBINED STATEMENT OF CASH FLOWS
(Millions of U.S. Dollars)

	Year ended December 31, 2009	
	Canada and U.S. Combined	EMEA[a]
Cash flows from (used in) operating activities		
Net loss	$ (207)	$(516)
Net earnings (loss) from discontinued operations	(334)	62
Adjustments to reconcile net loss from continuing operations to net cash from (used in) operating activities:		
Reorganization items — net	(474)	47
Other adjustments[b]	1,928	461
Net cash from (used in) operating activities — continuing operations	913	54
Net cash from (used in) operating activities — discontinued operations	(929)	(2)
Net cash from (used in) operating activities	(16)	52
Cash flows from (used in) investing activities		
Expenditures for plant and equipment	(22)	(3)
Proceeds on disposal of plant and equipment	95	—
Change in restricted cash and cash equivalents	(1,976)	(34)
Decrease in short and long-term investments	46	—
Proceeds from the sales of investments and businesses — net	1,150	—
Net cash from (used in) investing activities — continuing operations	(707)	(37)
Net cash from (used in) investing activities — discontinued operations	929	2
Net cash from (used in) investing activities	222	(35)
Cash flows from (used in) financing activities		
Increase in notes payable	—	1
Decrease in notes payable	—	(7)
Repayments of capital lease obligations	(9)	(6)
Net cash from (used in) financing activities — continuing operations	(9)	(12)
Net cash from (used in) financing activities — discontinued operations	—	—
Net cash from (used in) financing activities	(9)	(12)
Effect of foreign exchange rate changes on cash and cash equivalents	17	48
Net cash from (used in) continuing operations	**214**	**53**
Net cash from (used in) discontinued operations	**—**	**—**
Net increase (decrease) in cash and cash equivalents	**214**	**53**
Cash and cash equivalents at beginning of the year	**918**	**656**
Cash and cash equivalents at end of the year	**1,132**	**709**
Less cash and cash equivalents of discontinued operations at end of the year	**—**	**—**
Cash and cash equivalents of continuing operations at end of the year	**$ 1,132**	**$ 709**

(a) The results of the EMEA Debtors are accounted for under the equity method in the consolidated financial statements of Nortel and in the "Canada and U.S. Combined" column of these Debtors combined financial statements. See note 28.

(b) The operating section of the combined statement of cash flows has been presented on a summarized basis and, as a result, Other adjustments represent all adjustments to reconcile net loss to net cash from (used in) operating activities, with the exception of Reorganization items — net.

3. Significant accounting policies

(a) Principles of consolidation

The financial statements of entities which are controlled by Nortel through voting equity interests, referred to as subsidiaries, are consolidated into Nortel's results. Entities which are controlled jointly with another entity, referred to as joint ventures, and entities which are not controlled by Nortel but over which Nortel has the ability to exercise significant influence, referred to as associated companies, are accounted for using the equity method. Variable Interest Entities ("VIEs") (which include, but are not limited to, special purpose entities, trusts, partnerships, certain joint ventures and other legal structures), as defined in ASC 810, are entities in which equity investors generally do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by Nortel when it is determined that it will, as the primary beneficiary, absorb the majority of any of the VIEs' expected losses and/or expected residual returns. Intercompany accounts and transactions are eliminated upon consolidation and unrealized intercompany gains and losses are eliminated when accounting under the equity method.

(b) Use of estimates

Nortel makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates are used when accounting for items and matters such as revenue recognition and accruals for losses on contracts, allowances for uncollectible accounts receivable, inventory provisions and outsourced manufacturing related obligations, product warranties, estimated useful lives of intangible assets and plant and equipment, asset valuations, impairment and recoverability assessments, employee benefits including pensions, taxes and related valuation allowances and provisions, restructuring and other provisions, share-based compensation, contingencies and pre-petition liabilities.

These consolidated financial statements have been prepared by NNC. A total of approximately $1,928 in proceeds received from divestitures to date is being held in escrow which is currently reported in NNL solely for financial reporting purposes. The ultimate determination of the final allocation of such proceeds among the various Nortel entities has not yet occurred and may be materially different from the NNL classification and related amounts shown in these financial statements. The IFSA and the escrow agreements for sales divestiture proceeds entered into by NNL, NNI and other Nortel legal entities provide for the processes for determining the final allocation of divestiture proceeds among such entities, either through joint agreement or, failing such agreement, other dispute resolution proceeding. Adjustments to the NNL classification and any related amounts arising from the ultimate outcome of the allocation agreement or other dispute resolution proceeding noted above will be recognized when finalized. The NNL classification and related amounts shown in these financial statements are not determinative of, and have not been accepted by any debtor estate, any party in interest in the Creditor Protection Proceedings or any court overseeing such proceedings, for purposes of deciding, the final allocation of divestiture proceeds.

(c) Translation of foreign currencies

Nortel's consolidated financial statements are presented in U.S. Dollars. The financial statements of Nortel's operations whose functional currency is not the U.S. Dollar are translated into U.S. Dollars at the exchange rates in effect at the balance sheet dates for assets and liabilities, and at average rates for the period for revenues and expenses. The unrealized translation gains and losses on Nortel's net investment in these operations, including those on long-term intercompany advances that have been designated to form part of the net investment, are accumulated as a component of other comprehensive income (loss) ("OCI").

The financial statements of Nortel's operations whose functional currency is the U.S. Dollar but where the underlying transactions are in a different currency are translated into U.S. Dollars at the exchange rate in effect at the balance sheet date with respect to monetary assets and liabilities. Non-monetary assets and liabilities of these operations, and related amortization and depreciation expenses, are translated at the historical exchange rate. Revenues and expenses, other than amortization and depreciation, are translated at the average rate for the period in which the transaction occurred.

(d) Revenue recognition

Nortel's products and services are generally sold pursuant to a contract and the terms of the contract, taken as a whole, determine the appropriate revenue recognition models to be applied. Product revenue includes revenue from arrangements that include services such as installation, engineering and network planning where the services could not be separated from the arrangement because the services are essential or fair value could not be established. Where services are not bundled with product sales, services revenue is reported separately in the consolidated statements of operations.

Depending on the terms of the contract and types of products and services sold, Nortel recognizes revenue under FASB ASC 605-35 "Construction-Type and Production-Type Contracts" ("ASC 605-35"), FASB ASC 985-605 "Software — Revenue Recognition" ("ASC 985-605"), FASB ASC 605-10 "Revenue Recognition" ("ASC 605-10") and FASB ASC 605-25 "Revenue Recognition — Multiple-Element Arrangements" ("ASC 605-25"). Revenues are reduced for returns, allowances, rebates, discounts and other offerings in accordance with the agreement terms.

Nortel regularly enters into multiple contractual agreements with the same customer. These agreements are reviewed to determine whether they should be evaluated as one arrangement in accordance with FASB ASC 985-605-55 "Software — Revenue Recognition — Multiple-Element Arrangements" ("ASC 985-605-55").

For arrangements with multiple deliverables entered into after June 30, 2003, where the deliverables are governed by more than one authoritative accounting standard, Nortel applies ASC 605-25 and evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis, (b) whether there is objective and reliable evidence of the fair value of the undelivered item(s), and (c) if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of Nortel.

If objective and reliable evidence of fair value exists for all units of accounting in the arrangement, revenue is allocated to each unit of accounting or element based on relative fair values. In situations where there is objective and reliable evidence of fair value for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. Each unit of accounting is then accounted for under the applicable revenue recognition guidance. So long as elements otherwise governed by separate authoritative accounting standards cannot be treated as separate units of accounting under the guidance in ASC 605-25, the elements are combined into a single unit of accounting for revenue recognition purposes. In this case, revenue allocated to the unit of accounting is deferred until all combined elements have been delivered or, once there is only one remaining element to be delivered, based on the revenue recognition guidance applicable to the last delivered element within the unit of accounting.

For arrangements that include hardware and software where software is considered more than incidental to the hardware, provided that the software is not essential to the functionality of the hardware and the hardware and software represent separate units of accounting, revenue related to the software element is recognized under ASC 985-605 and revenue related to the hardware element is recognized under ASC 605-35 or ASC 605-10. For arrangements where the software is considered more than incidental and essential to the functionality of the hardware, or where the hardware is not considered a separate unit of accounting from the software deliverables, revenue is recognized for the software and the hardware as a single unit of accounting pursuant to ASC 985-605 for off-the-shelf products and pursuant to ASC 605-35 for customized products. Revenue for hardware that does not require significant customization or other essential services, and where any software is considered incidental, is recognized under ASC 605-10.

For elements related to customized network solutions designed and built to customer specific requirements, revenues are recognized in accordance with ASC 605-35, generally using the percentage-of-completion method. In using the percentage-of-completion method, revenues are recorded based on the percentage of costs incurred to date on a contract relative to the estimated total expected contract costs. Profit estimates on these contracts are revised periodically based on changes in circumstances and any losses on contracts are recognized in the period that such losses become known. In circumstances where reasonably dependable cost estimates cannot be made for a customized network solution or build-out, all revenues and related costs are deferred until completion of the solution or element ("completed contract method"). Generally, the terms of ASC 605-35 contracts provide for progress billings based on completion of certain phases of work. Unbilled ASC 605-35 contract revenues recognized are accumulated in the contracts in progress account included in accounts receivable — net. Billings in excess of revenues recognized to date on these contracts are recorded as advance billings in excess of revenues recognized to date on contracts within other accrued liabilities until recognized as revenue. This classification also applies to billings in advance of revenue recognized on combined units of accounting under ASC 605-25 that contain both ASC 605-35 and non ASC 605-35 elements.

Revenue is recognized under ASC 605 when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectibility is reasonably assured. For hardware, delivery is considered to have occurred upon shipment provided that risk of loss, and in certain jurisdictions, legal title, has been transferred to the customer.

For arrangements where the criteria for revenue recognition have not been met because legal title or risk of loss on products does not transfer to the customer until final payment has been received or where delivery has not occurred, revenue is deferred to a later period when the outstanding criteria have been met. For arrangements where the customer agrees to purchase products but Nortel retains physical possession until the customer requests delivery ("bill and hold arrangements"), revenue is not recognized until delivery to the customer has occurred and all other revenue recognition criteria have been met.

Services revenue is generally recognized according to the proportional performance method. The proportional performance method is used when the provision of services extends beyond an accounting period with more than one performance act, and permits the recognition of revenue ratably over the services period when no other pattern of performance is discernable. The nature of the service contract is reviewed to determine which revenue recognition method best reflects the nature of services performed. Provided all other revenue recognition criteria have been met, the revenue recognition method selected reflects the pattern in which the obligations to the customers have been fulfilled.

Nortel makes certain sales through multiple distribution channels, primarily resellers and distributors. These customers are generally given certain rights of return. For products sold through these distribution channels, revenue is recognized from product sale at the time of shipment to the distribution channel when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is reasonably assured. Accruals for estimated sales returns and other allowances are recorded at the time of revenue recognition and are based on contract terms and prior claims experience.

Software revenue is generally recognized under ASC 985-605. For software arrangements involving multiple elements, Nortel allocates revenue to each element based on the relative fair value or the residual method, as applicable using vendor specific objective evidence to determine fair value, which is based on prices charged when the element is sold separately. Software revenue accounted for under ASC 985-605 is recognized when persuasive evidence of an arrangement exists, the software is delivered in accordance with all terms and conditions of the customer contracts, the fee is fixed or determinable and collectibility is probable. Revenue related to post-contract customer support ("PCS"), including technical support and unspecified when-and-if available software upgrades, is recognized ratably over the PCS term.

Under ASC 985-605, if fair value does not exist for any undelivered element, revenue is not recognized until the earlier of (i) delivery of such element or (ii) when fair value of the undelivered element is established, unless the undelivered element is a service, in which case revenue is recognized as the service is performed once the service is the only undelivered element.

Deferred costs are presented as current or long-term in the consolidated balance sheet, consistent with the classification of the related deferred revenues.

(e) Research and development

R&D costs are charged to net earnings (loss) in the periods in which they are incurred. However, costs incurred pursuant to specific contracts with third parties, for which Nortel is obligated to deliver a product, are charged to cost of revenues in the same period as the related revenue is recognized. Related investment tax credits are deducted from the income tax provision.

(f) Income taxes

Nortel provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of changes in tax laws or enacted tax rates.

In establishing the appropriate income tax valuation allowances, Nortel assesses its net deferred tax assets quarterly and based on all available evidence, both positive and negative, determines whether it is more likely than not that the remaining net deferred tax assets or a portion thereof will be realized.

In accordance with FASB ASC 740-10-45-25 "Income Taxes" ("ASC 740-10-45-25"), Nortel classifies interest and penalties associated with income tax positions in income tax expense.

(g) Earnings (loss) per common share

Basic earnings (loss) per common share is calculated by dividing the net earnings (loss) by the weighted-average number of NNC common shares outstanding during the period. Diluted earnings (loss) per common share is calculated by dividing the applicable net earnings (loss) by the sum of the weighted-average number of NNC common shares outstanding and all additional NNC common shares that would have been outstanding if potentially dilutive NNC common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of warrants, options and similar instruments. The if-converted method is used to compute the dilutive effect of convertible debt. The dilutive effect of contingently issuable shares is computed by comparing the conditions required for issuance of shares against those existing at the end of the year.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks and short-term investments with original maturities of three months or less. The amounts presented in the consolidated financial statements approximate the fair value of cash and cash equivalents.

(i) Restricted cash and cash equivalents

Cash and cash equivalents are considered restricted when they are subject to contingent rights of a third party customer in the normal course of business. From time to time, Nortel may be required to post cash and cash equivalents as collateral to a third party as a result of the general economic and industry environment and Nortel's and NNL's credit ratings. Nortel has also recorded as a long-term asset restricted cash related to the divestiture proceeds until the proceeds allocations are determined between and among the respective restructuring regimes as described in note 2.

(j) Provision for doubtful accounts

The provision for doubtful accounts for trade, notes and long-term receivables due from customers is established based on an assessment of a customer's credit quality, as well as subjective factors and trends, including the aging of receivable balances. Generally, these credit assessments occur prior to the inception of the credit exposure and at regular reviews during the life of the exposure.

Customer financing receivables are receivables from customers with deferred payment terms. Customer financing receivables are considered impaired when they are classified as non-performing, payment arrears exceed 90 days or a major credit event such as a material default has occurred, and management determines that collection of amounts due according to the contractual terms is doubtful. Provisions for impaired customer financing receivables are recorded based on the expected recovery of defaulted customer obligations, being the present value of expected cash flows, or the realizable value of the collateral if recovery of the receivables is dependent upon a liquidation of the assets. Nortel recognizes recoveries on non-performing receivables once cash payment has been received. Interest income on impaired customer finance receivables is recognized as the cash payments are collected.

(k) Inventories

Inventories are valued at the lower of cost (calculated generally on a first-in, first-out basis) or market value. The standard cost of finished goods and work in process is comprised of material, labor and manufacturing overhead, which approximates actual cost. Provisions for inventory are based on estimates of future customer demand for existing products, as well as general economic conditions, growth prospects within the customer's ultimate marketplaces and general market acceptance of current and pending products. Full provisions are generally recorded for surplus inventory in excess of one year's forecast demand or inventory deemed obsolete. In addition, Nortel records a liability for firm, non-cancelable and unconditional inventory purchase commitments with contract manufacturers and suppliers for product-related quantities in excess of its future demand forecasts and related claims in accordance with Nortel's excess and obsolete inventory policies.

Inventory includes certain direct and incremental deferred costs associated with arrangements where title and risk of loss were transferred to customers but revenue was deferred due to other revenue recognition criteria not being met.

(l) Receivables sales

Transfers of accounts receivable that meet the criteria for surrender of control under FASB ASC 860 "Transfers and Pricing" ("ASC 860"), are accounted for as sales. Generally, Nortel retains servicing rights and, in some cases, provides limited recourse when it sells receivables. A gain or loss is recorded as an operating expense (recovery) within selling, general and administrative ("SG&A") at the date of the receivables sale. The gain or loss is based upon, in part, the previous carrying amount of the receivables involved in the transfer allocated between the assets sold and the retained interests, based on their relative fair values at the date of the transfer. Fair value is generally estimated based on the present value of the estimated future cash flows expected under management's assumptions, including discount rates assigned commensurate with risks.

(m) Investments

Investments in publicly traded equity securities of companies over which Nortel does not exert significant influence are classified as available for sale and carried at fair value, based on quoted market prices. Unrealized holding gains and losses related to these securities are excluded from net earnings (loss) and are included in OCI until such gains or losses are realized or an other-than-temporary impairment is determined to have occurred. Gains and losses are realized when the securities are sold.

Investments in equity securities of private companies over which Nortel does not exert significant influence are accounted for using the cost method. Investments in associated companies and joint ventures are accounted for using the equity method. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary.

Nortel monitors its investments for factors indicating other-than-temporary impairment and records a charge to net earnings (loss) when appropriate. Investments are classified as long-term and short-term, based on expected time of maturity.

(n) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is generally calculated on a straight-line basis over the expected useful lives of the plant and equipment. The expected useful life of a building is twenty to forty years, machinery and equipment including related capital leases is three to ten years, and capitalized software is three to ten years.

(o) Software development and business re-engineering costs

Software development costs

Costs to develop, acquire or modify software solely for Nortel's internal use are capitalized pursuant to FASB ASC 350-40, "Intangibles — Goodwill and Other — Internal — Use Software" ("ASC 350-40"). ASC 350-40 requires qualified internal and external costs related to such software incurred during the application development stage to be capitalized, and any preliminary project costs related to such software and post-implementation costs to be expensed as incurred.

Business re-engineering costs

Internal and external costs of business process re-engineering activities are expensed pursuant to FASB ASC 720-45 "Other Expenses — Business and Technology Reengineering" ("ASC 720-45"). Information technology transformation projects typically involve implementation of enterprise software packages whereby entities must re-engineer their business processes to connect into the software, rather than modify the software to connect into their existing business processes. Software development costs relating to the information technology transformation are capitalized under ASC 350-40 as described above.

(p) Impairment or disposal of long-lived assets

Long-lived assets held and used

Nortel tests long-lived assets or asset groups held and used for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset or asset group; significant adverse changes in the business climate or legal factors; the accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and a current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its previously estimated useful life.

Recoverability is assessed based on the carrying amount of the asset or asset group and the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset or asset group. An impairment loss is recognized when the carrying amount is not recoverable and exceeds the fair value of the asset or asset group. The impairment loss is measured as the amount by which the carrying amount exceeds fair value.

Long-lived assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include: management's commitment to a plan to sell the assets; the assets are available for immediate sale in their present condition; an active program to locate buyers and other actions to sell the assets have been initiated; the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year; the assets are being actively marketed at reasonable prices in relation to their fair value; and it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Nortel measures long-lived assets held for sale at the lower of carrying amount or fair value, less cost to sell. These assets are not depreciated.

Long-lived assets to be disposed of other than by sale

Nortel classifies assets that will be disposed of other than by sale as held and used until the disposal transaction occurs. The assets continue to be depreciated based on revisions to their estimated useful lives until the date of disposal or abandonment.

Recoverability is assessed based on the carrying amount of the asset or asset group and the sum of the undiscounted cash flows expected to result from the remaining period of use and the eventual disposal of the asset or asset group. An impairment loss is recognized when the carrying amount is not recoverable and exceeds the fair value of the asset or asset group. The impairment loss is measured as the amount by which the carrying amount exceeds fair value.

Fair value for the purposes of measuring impairment or a planned disposal of long-lived assets is determined using quoted market prices or the anticipated cash flows discounted at a rate commensurate with the risk involved.

(q) Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. Nortel tests for impairment of goodwill on an annual basis as of October 1, and at any other time if events occur or circumstances change that would indicate that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying amount. See note 8 for further information on Nortel's goodwill impairment testing policy.

(r) Intangible assets

Intangible assets consist of acquired technology and other intangible assets. Acquired technology represents the value of the proprietary know-how that was technologically feasible as of the acquisition date. Intangible assets are amortized to net earnings (loss) on a straight-line basis over their estimated useful lives, generally two to ten years, or based on the expected pattern of benefit to future periods using estimates of undiscounted cash flows.

(s) Warranty costs

As part of the normal sale of product, Nortel provides its customers with product warranties that extend for periods generally ranging from one to six years from the date of sale. A liability for the expected cost of warranty-related claims is established when the product is delivered and completed. In estimating warranty liability, historical material replacement costs and the associated labor costs to correct the product defect are considered. Revisions are made when actual experience differs materially from historical experience. Warranty-related costs incurred before revenue is recognized are capitalized and recognized as an expense when the related revenue is recognized. Known product defects are specifically accrued for as Nortel becomes aware of such defects.

(t) Pension, post-retirement and post-employment benefits

Pension expense, based on management's assumptions, consists of: actuarially computed costs of pension benefits in respect of the current year's service; imputed returns on plan assets and imputed interest on pension obligations; straight-line amortization under the corridor approach of experience gains and losses, assumption changes and plan amendments over the expected average remaining service life of the employee group; curtailment gains and losses recognized when the curtailment event reduces the expected average remaining service life of the participant group by 10% or more; and settlement gains and losses recognized when the settlement amount exceeds interest cost and service cost.

The expected costs of post-retirement and certain post-employment benefits, other than pensions, for active employees are accrued in the consolidated financial statements during the years employees provide service to Nortel. These costs are recorded based on actuarial methods and assumptions. Other post-employment benefits are recognized when the event triggering the obligation occurs. The over-funded or under-funded status of defined benefit pension and post-retirement plans is recognized as an asset or liability, respectively, on the consolidated balance sheet.

(u) Derivative financial instruments

Nortel records derivatives as assets and liabilities measured at fair value. The accounting for changes in the fair value depends on whether a derivative has been designated as a hedge under hedge accounting. Certain interest rate swaps in prior years were designated as a fair value hedge and changes in the fair value of the derivative and of the hedged item attributable to the hedged risk were recognized in net earnings (loss) in the period in which the changes occur. The ineffective portion of changes in the fair value of the derivative in a cash flow hedge are recognized in other income (expense) — net in the period in which the changes occur. If the derivative has not been designated as a hedging instrument for accounting purposes or if a designated hedging relationship is no longer highly effective, changes in the fair value of the derivative are recognized in net earnings (loss) in the period in which the changes occur.

When a fair value hedging relationship is terminated because the derivative is sold or the hedge relationship is de-designated, the fair value basis adjustment recorded on the hedged item is recognized in the same manner as the other components of the hedged item. If a fair value hedging relationship is terminated because the underlying hedged item is repaid or is sold, or it is no longer probable that the hedged forecasted transaction will occur, the accumulated balance in OCI or the fair value basis adjustment recorded on the hedged item is recorded immediately in net earnings (loss).

Nortel's policy is to formally document the terms of the relationships between derivative instruments and hedged items to which hedge accounting will be applied. This documentation includes Nortel's risk management objectives and strategy for undertaking various hedge transactions. Where hedge accounting will be applied, this process includes linking all derivatives to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Nortel also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in designated hedging relationships are highly effective in offsetting changes in fair values or cash flows of hedged items.

Nortel may also invest in warrants to purchase securities of other companies as a strategic investment or receive warrants in various transactions. Warrants that relate to publicly traded companies or that can be net share settled are deemed to be derivative financial instruments, but are not designated as hedging instruments. In addition, Nortel may enter into certain commercial contracts containing embedded derivative financial instruments. Generally for these embedded derivatives, the economic characteristics and risks are not clearly and closely related to the economic characteristics and risks of the host contract, and therefore the embedded derivatives are separated from the host contract and the changes in fair value each period are recorded in net earnings (loss).

(v) Share-based compensation

Nortel applies the fair value-based method to its share-based payment awards following the provisions of FASB ASC 718 "Compensation — Stock Compensation" ("ASC 718"). Under this method, Nortel measured the cost of share-based awards granted using the fair value of the award and recognizes that cost in the consolidated statements of operations over the vesting period.

On February 27, 2009, Nortel obtained Canadian Court approval to terminate its equity-based compensation plans (2005 SIP, 1986 Plan and 2000 Plan) and certain equity-based compensation plans assumed in prior acquisitions, including all outstanding equity under these plans (stock options, SARs, RSUs and PSUs), whether vested or unvested, which include stock options, SARs, RSUs and PSUs granted to employees of the Equity Investees. As at December 31, 2009, all options under the remaining equity-based compensation plans assumed in prior acquisitions had expired.

NNC common shares, deliverable upon the settlement or exercise of awards previously issued under Nortel's share-based compensation plans, may have been new shares issued from treasury or shares purchased in privately negotiated transactions or in the open market.

The accounting for Nortel's significant share-based compensation plans under the fair value-based method is as follows:

Stock options

The grant date fair value of stock options has been estimated using the Black-Scholes-Merton option-pricing model. Compensation cost has been recognized on a straight-line basis over the stock option vesting period of the entire award based on the estimated number of stock options that have been expected to vest. When exercised, stock options have been settled through the issuance of NNC Common Shares and have therefore been treated as equity awards.

Stock appreciation rights ("SARs")

Prior to its termination, stand-alone SARs or SARs in tandem with options could be granted under the "2005 SIP". SARs that have been settled in cash have been accounted for as liability awards and SARs that have been settled in NNC Common Shares have been accounted for as equity awards. Upon the exercise of a vested stand-alone SAR, a holder would have been entitled to receive payment, in cash, of NNC Common Shares or any combination thereof of an amount equal to the excess of the market value of a common share on the date of exercise over the subscription or base price under the SAR. Stand-alone SARs awarded under the 2005 SIP generally vested in equal installments on the first four anniversary dates of the grant date of the award. All SARs granted, prior to the termination of the equity-based compensation plans, were to be settled in cash at the time of vesting and as such awards have been classified as liability awards based on this cash settlement provision. The measurement of the liability and compensation cost of the previously outstanding SARs was based on the fair value of the awards and was remeasured each period through the date of settlement. Compensation cost has been amortized over the requisite service period (generally the vesting period) of the award based on the proportionate amount of the requisite service that had been rendered to date.

Restricted Stock Units ("RSUs")

Prior to the termination of the equity-based compensation plans, RSUs were settled with NNC Common Shares and valued on the grant date using the grant date market price of the underlying shares. This valuation of compensation cost has not subsequently been adjusted for changes in the market price of the shares. Each RSU granted under the 2005 SIP represented the right to receive one NNC Common Share subject to the terms and conditions of the award. Compensation cost has been recognized on a straight-line basis over the vesting period of the entire award based on the estimated number of RSU awards that were expected to vest. RSUs were awarded to executive officers beginning in 2005, (employees from January 1, 2007) and prospectively vested in equal installments on the first three anniversary dates of the grant of the award. With the exception of RSUs granted in China, all RSUs granted have been classified as equity instruments as their terms required that they be settled in NNC Common Shares. To address country specific rules and regulations RSUs awarded to employees working in China were cash settled awards. Nortel accounted for these cash settled grants as liability awards.

Performance Stock Units ("PSUs")

Relative Total Shareholder Return Metric Awards ("PSU-rTSRs")

Prior to the termination of the equity-based compensation plans, PSU-rTSRs were generally settled with common shares and were valued using a Monte Carlo simulation model. The number of awards expected to be earned, based on achievement of the PSU-rTSR market condition, was factored into the grant date Monte Carlo valuation for the PSU-rTSR award. The grant date fair value has not subsequently been adjusted regardless of the eventual number of awards that were earned based on the market condition. Compensation cost has been recognized on a straight-line basis over the requisite service period. Compensation cost has been reduced for estimated PSU-rTSR awards that would not vest due to not meeting continued employment vesting conditions. All PSU-rTSRs granted prior to the termination of the equity-based compensation plans have been classified as equity instruments as their terms required settlement in shares.

Management Operating Margin Metric Awards ("PSU-Management OMs")

Prior to the termination of the equity-based compensation plans PSU-Management OMs, as described in note 25, vested based on the satisfaction of both a performance condition and a continued service condition. PSU-Management OMs were generally settled in shares and compensation cost for these awards has been measured based on the grant date fair value of the underlying NNC common shares that would have been issuable based on the terms of the award. Compensation cost has been recognized over the requisite service period of the award based on the probable number of shares to be issued by achievement of the performance condition, reduced by the expected awards that would not vest due to not meeting the continued service condition. Compensation cost recognized has been adjusted to equal the grant date fair value of the actual shares that vested once known.

For PSU-Management-OMs that may have been settled in cash, such awards have been treated as a liability and compensation cost for the award has been remeasured each period based on the fair value of the underlying shares at period end. Compensation cost has then been recognized in the same manner as described above.

Employee stock purchase plans ("ESPP")

Nortel maintained the Nortel Global Stock Purchase Plan, As amended and Restated, the Nortel U.S. Stock Purchase Plan, As Amended and Restated and the Nortel Stock Purchase Plan for Members of the Nortel Saving and Retirement Program, As Amended (collectively, the "ESPPs"), to facilitate the acquisition of NNC Common Shares at a discount. The discount was such that the ESPPs were considered compensatory under the fair value-based method. Nortel's contribution to the ESPPs has been recorded as a compensation expense on a quarterly basis as the obligation to contribute has been incurred.

(w) Guarantees

Nortel has entered into agreements which contain features that meet the definition of a guarantee under FASB ASC 460 "Guarantees" ("ASC 460"). These arrangements create two types of obligations for Nortel:

(i) Nortel has a non-contingent and immediate obligation to stand ready to make payments if certain future triggering events occur. For certain guarantees, a liability is recognized for the stand ready obligation at the inception of the guarantee; and

(ii) Nortel has an obligation to make future payments if those certain future triggering events do occur. A liability is recognized when (a) it becomes probable that one or more future events will occur triggering the requirement to make payments under the guarantee and (b) when the payment can be reasonably estimated.

(x) Recent accounting pronouncements

(i) In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets" ("SFAS 166"). SFAS 166 revises FASB ASC 860 "Transfers and Servicing" ("ASC 860"). The revised ASC 860 will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. SFAS 166 is effective for interim and annual reporting periods beginning after November 15, 2009 and will be applied prospectively. Nortel plans to adopt the provisions of SFAS 166 on January 1, 2010. The adoption of SFAS 166 is not expected to have a material impact on Nortel's results of operations and financial condition.

(ii) In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No.46(R)" ("SFAS 167"). SFAS 167 revises guidance relevant to variable interest entities within FASB ASC 810 "Consolidation" ("ASC 810"), and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impacts the other entity's economic performance. Revised ASC 810 is effective for interim and annual periods beginning after November 15, 2009 and will be applied prospectively. Nortel plans to adopt the provisions of revised ASC 810 on January 1, 2010. The adoption of ASC 810 is not expected to have a material impact on Nortel's results of operations and financial condition.

(iii) In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13, "Multiple-Deliverable Revenue Arrangements", ("ASU 2009-13"). ASU 2009-13 addresses the accounting for multiple-deliverable arrangements and requires that the overall arrangement consideration be allocated to each deliverable in a revenue arrangement based on an estimated selling price when vendor specific objective evidence or third-party evidence of fair value is not available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated to all deliverables using the relative selling price method. This will result in more revenue arrangements being separated into separate units of accounting. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. Companies can elect to apply this guidance (1) prospectively to new or materially modified arrangements after the effective date or (2) retrospectively for all periods presented. Nortel is currently assessing the impact of adoption of ASU 2009-13 and does not currently plan to early adopt.

(iv) In October 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements That Include Software Elements", ("ASU 2009-14"). ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing both software and non-software components that function together to deliver the product's essential functionality will no longer be within the scope of ASC 985-605 "Software Revenue Recognition" ("ASC 985-605"). The entire product (including the software and non-software deliverables) will therefore be accounted for under accounting literature found in ASC 605. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010. Companies can elect to apply this guidance (1) prospectively to new or materially modified arrangements after the effective date or (2) retrospectively for all periods presented. Nortel is currently assessing the impact of adoption of ASU 2009-14 and does not currently plan to early adopt.

(v) In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosure about Fair Value Measurements", ("ASU 2010-06"). ASU 2010-06 clarifies existing disclosures for (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used and requires new disclosures for the activity in Level 3 fair value measurements, and (3) the transfers between Levels 1, 2, and the reason for those transfers. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure about the activity in level 3 fair value measurements which is effective for interim and annual periods beginning after December 15, 2010. Nortel is currently assessing the impact of adoption of ASU 2010-06 on its fair value disclosures.

4. Accounting changes

(a) Noncontrolling Interests

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB 51" which is now codified as part of ASC 810. ASC 810 establishes accounting and reporting standards for the treatment of noncontrolling interests in a subsidiary. Noncontrolling interests in a subsidiary will be reported as a component of equity in the consolidated financial statements and any retained noncontrolling equity investment upon deconsolidation of a subsidiary is initially measured at fair value. ASC 810 is effective for fiscal years beginning after December 15, 2008. Nortel adopted the provisions of ASC 810 on January 1, 2009. The adoption of ASC 810 has resulted in the retrospective reclassification of noncontrolling interests (formerly referred to as minority interests) to shareholders' deficit and related changes to the presentation of noncontrolling interests in the consolidated statements of operations. For the year ended December 31, 2009, the adoption of ASC 810 did not impact the calculation of noncontrolling interests. These changes in measurement and presentation have not impacted the calculation of earnings (loss) per share.

(b) Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement", which is now codified as part of FASB ASC 820, which establishes a single definition of fair value, a framework for measuring fair value and requires expanded disclosures about fair value measurements. Nortel partially adopted the provisions of ASC 820 effective January 1, 2008. The effective date for ASC 820 as it relates to fair value measurements for non-financial assets and liabilities that are not measured at fair value on a recurring basis was deferred to fiscal years beginning after December 15, 2008 in accordance with ASC 820. Nortel adopted the deferred portion of ASC 820 on January 1, 2009. The adoption of the deferred portion of ASC 820 did not have a material impact on Nortel's results of operations and financial condition.

(c) Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132(R)

Effective for fiscal years ending after December 15, 2008, SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans", which is now codified as part of FASB ASC 715 "Compensation-Retirement Benefits" ("ASC 715") requires Nortel to measure the funded status of its plans as of the date of its year end statement of financial position, being December 31. Nortel had historically measured the funded status of its significant plans on September 30. ASC 715 provided two approaches for an employer to transition to a fiscal year end measurement date. Nortel adopted the second approach, whereby Nortel continues to use the measurements determined for the December 31, 2007 fiscal year end reporting to estimate the effects of the transition. Under this approach, the net periodic benefit cost for the period between the earlier measurement date, being September 30, 2007 and the end of the fiscal year that the measurement date provisions are applied, being December 31, 2008 (exclusive of any curtailment or settlement gain or loss), are allocated proportionately between amounts to be recognized as an adjustment to opening accumulated deficit in 2008 and the net periodic benefit cost for the fiscal year ended December 31, 2008. The adoption resulted in an increase in accumulated deficit of $33, net of taxes, and an increase in accumulated other comprehensive income of $5, net of taxes, as of January 1, 2008.

For additional information on Nortel's pension and post-retirement plans, see note 14.

(d) Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement 133

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement 133", which is now codified as part of FASB ASC 815 "Derivatives and Hedging" ("ASC 815"). ASC 815 requires expanded and enhanced disclosure for derivative instruments, including those used in hedging activities. ASC 815 is effective for fiscal years and interim periods beginning after November 15, 2008. Nortel adopted the provisions of ASC 815 on January 1, 2009. Nortel has provided the additional information required by ASC 815 in note 17.

(e) Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets", which is now codified as part of FASB ASC 350-30 "General Intangibles Other than Goodwill" ("ASC 350-30"). ASC 350-30 provides guidance with respect to estimating the useful lives of recognized intangible assets and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. ASC 350-30 is effective for fiscal years and interim periods beginning after December 15, 2008. Nortel adopted the provisions of ASC 350-30 on January 1, 2009. The adoption of ASC 350-30 did not have a material impact on Nortel's results of operations, financial condition and disclosures.

(f) Collaborative Arrangements

In September 2007, the FASB Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 07-1, "Collaborative Arrangements", which is now codified as FASB ASC 808 "Collaborative Arrangements" ("ASC 808"). ASC 808 addresses the accounting for arrangements in which two companies work together to achieve a common commercial objective, without forming a separate legal entity. The nature and purpose of a company's collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements. Nortel adopted the provisions of ASC 808 on January 1, 2009. The adoption of ASC 808 did not have a material impact on Nortel's results of operations and financial condition.

(g) Determining Whether an Instrument is Indexed to an Entity's Own Stock

In June 2008, the EITF reached a consensus on EITF Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock", which is now codified as part of FASB ASC 815-40 "Contracts in Entity's Own Equity" ("ASC 815-40"). ASC 815-40 addresses the determination of whether an equity linked financial instrument (or embedded feature) that has all of the characteristics of a derivative under other authoritative U.S. GAAP accounting literature is indexed to an entity's own stock and would thus meet the first part of a scope exception from classification and recognition as a derivative instrument. Nortel adopted the provisions of ASC 815-40 on January 1, 2009. The adoption of ASC 815-40 did not have a material impact on Nortel's results of operations and financial condition.

(h) Determining Fair Value when the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are not Orderly

In April 2009, FASB issued FSP FAS 157-4, "Determining Fair Value when the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are not Orderly", which is now codified as part of ASC 820. ASC 820 provides additional guidance on determining fair value for a financial asset when the volume or level of activity for that asset or liability has significantly decreased and also assists in identifying circumstances that indicate a transaction is not orderly. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary. ASC 820 is effective for interim and annual reporting periods ending after June 15, 2009 and will be applied prospectively. Nortel adopted the provisions of ASC 820 on June 30, 2009. The adoption of ASC 820 did not have a material impact on Nortel's results of operations and financial condition.

(i) Recognition and Presentation of Other Than Temporary Impairments

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other Than Temporary Impairments" which is now codified as part of FASB ASC 320 "Investments — Debt and Equity Securities" ("ASC 320"). ASC 320 provides guidance on determining whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. ASC 320 is effective for interim and annual reporting periods ending after June 15, 2009. Nortel adopted the provisions of ASC 320 on June 30, 2009. The adoption of ASC 320 did not have a material impact on Nortel's results of operations and financial condition.

(j) Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments", which is now codified as FASB ASC 825 "Financial Instruments" ("ASC 825"). ASC 825 requires interim and annual disclosures of fair value measurements for all financial instruments within the scope of that Statement for interim reporting periods as well as in annual financial statements. It also reiterates qualitative disclosure requirements in FASB ASC 820 "Fair Value Measurements and Disclosures" ("ASC 820"). Nortel adopted the provisions of ASC 825 on June 30, 2009. The adoption of ASC 825 did not have a material impact on Nortel's results of operations and financial condition.

(k) Subsequent Events

In June 2009, the FASB issued SFAS No. 165, "Subsequent Events", which is now codified as FASB ASC 855 "Subsequent Events" ("ASC 855"). ASC 855 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company's expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies are required to disclose the date through which subsequent events have been evaluated. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009. Nortel adopted the provisions of ASC 855 on June 30, 2009. The adoption of ASC 855 did not have a material impact on Nortel's results of operations and financial condition.

(l) FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

In July 2009, the FASB issued SFAS No. 168, "FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles", which is now codified as FASB ASC 105 "Generally Accepted Accounting Principles" ("ASC 105"). ASC 105 establishes the FASB Accounting Standards Codification as the single source of authoritative U.S. GAAP recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. ASC 105 is effective for financial statements issued for interim and annual periods after September 15, 2009. Nortel adopted the provisions of ASC 105 on September 30, 2009. The adoption of ASC 105 did not have a material impact on Nortel's results of operations and financial condition.

(m) Employers' Disclosures about Postretirement Benefit Plan Assets

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets", which is now codified as FASB ASC 715-20 "Defined Benefit Plans — General" ("ASC 715-20"). ASC 715-20 requires more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentrations of risk and fair-value measurements, and the fair-value techniques and inputs used to measure plan assets. ASC 715-20 is effective for fiscal years ending after December 15, 2009 and will be applied prospectively. Nortel adopted the provisions of ASC 715-20 on December 31, 2009. The adoption of ASC 715-20 did not have a material impact on Nortel's results of operations and financial condition.

5. Discontinued Operations

As discussed in note 2, on December 18, 2009 Nortel completed the sale of substantially all of the assets of the ES business globally as well as the shares of NGS and DiamondWare, Ltd. to Avaya for $900 in cash, with an additional pool of $15 reserved for an employee retention program, subject to certain purchase price adjustments. As a result of the sale, Nortel recognized a gain of $756 in the fourth quarter of 2009. ES revenues from discontinued operations were $1,365, $2,798 and $2,989 for the years ended December 31, 2009, 2008 and 2007, respectively. ES earnings (loss) from discontinued operations, net of taxes, were $201, ($1,175) and ($161) for the years ended December 31, 2009, 2008 and 2007, respectively.

Nortel has agreed to undertake certain activities to assist Avaya with the transition of the business from Nortel's infrastructure to that of Avaya. As a result of this agreement, Nortel expects to generate certain indirect cash flows that are associated with the disposed component for a period of time that is not currently expected to exceed one year. The associated cash flows are principally for transition services. The operations and cash flows of the ES business meet the definition of a component as prescribed by ASC 360-10-35. A component of an entity that is being disposed of should be shown as discontinued operations when the cash flows associated with the component will be eliminated and the entity will not have any significant continuing involvement, as defined in the applicable accounting guidance, with the component post-disposition. Nortel has evaluated the nature and significance of these cash flows arising from transition services Nortel expects to provide to Avaya and has determined that they do not preclude the recognition and presentation of this business component as discontinued operations for the periods presented. Nortel does not expect to have any significant continuing involvement with the ES business after the disposition.

The following table summarizes certain financial information of the ES business, which includes DiamondWare, Ltd. and NGS for the presented periods:

	2009	2008	2007
Operations			
Total revenues	$1,365	$ 2,798	$2,989
Loss from discontinued operations before income taxes	$ (549)	$(1,175)	$ (168)
Income tax benefit (expense)	(6)	—	8
Income attributable to noncontrolling interests	—	—	(1)
Net loss from discontinued operations before disposal — net of taxes	$ (555)	$(1,175)	$ (161)
Disposal			
Gain on disposal before income taxes	$ 756	$ —	$ —
Income tax benefit (expense)	—	—	—
Gain on disposal, net of taxes	$ 756	$ —	$ —
Net earnings (loss) from discontinued operations, net of taxes	$ 201	$(1,175)	$ (161)

The operating results for the year ended December 31, 2009 excludes the ES business results of the Equity Investees. The ES business results of Nortel's Equity Investees are included in the table above for the years ended December 31, 2008 and 2007, as the ES business operating results were consolidated in Nortel's consolidated financial statements for those years. The net loss from discontinued operations for 2009 and 2008 includes a goodwill impairment loss of $48 and $808, respectively.

Certain assets and liabilities related to the ES business were not transferred to Avaya and continue to be classified as assets and liabilities of discontinued operations. These assets and liabilities are expected to be reduced as the business dispositions and the Creditor Protection Proceedings progress. The remaining assets and liabilities related to the operations of the ES business as at December 31, 2009 are as follows:

	December 31, 2009
Assets	
Accounts receivable — net	103
Inventories — net	10
Other current assets	31
Plant and equipment — net	4
Assets of discontinued operations	$148
Liabilities	
Trade and other accounts payable	$ 9
Employee related liabilities	13
Other current liabilities	31
Liabilities subject to compromise	129
Liabilities of discontinued operations	$182

6. Reorganization Items — net

Reorganization items represent the direct and incremental costs related to the Creditor Protection Proceedings such as revenues, expenses such as professional fees directly related to the Creditor Protection Proceedings, realized gains and losses, and provisions for losses resulting from the reorganization and restructuring of the business. Reorganization items for the year ended December 31, 2009 consisted of the following:

	2009
Professional fees[(a)]	$ (120)
Interest income[(b)]	14
Lease repudiation[(c)]	47
Key Executive Incentive Plan / Key Employee Retention Plan[(d)]	(25)
Penalties[(e)]	(8)
Pension adjustment[(f)]	(215)
Settlements[(g)]	103
Gain on divestitures	1,210
Other[(h)]	(27)
Total reorganization items — net	$ 979

(a) Includes financial, legal, real estate and valuation services directly associated with the Creditor Protection Proceedings.
(b) Reflects interest earned due to the preservation of cash as a result of the Creditor Protection Proceedings.
(c) Nortel has rejected a number of leases, resulting in the recognition of non-cash gains and losses. Nortel may reject additional leases or other contracts in the future, which may result in recognition of material gains and losses.
(d) Relates to retention and incentive plans for certain key eligible employees deemed essential to the business during the Creditor Protection Proceedings.
(e) Relates to liquidated damages on early termination of contracts.
(f) Includes the net impact of the settlement of the U.S. Retirement Income Plan and related PBGC claim.
(g) Includes net payments pursuant to settlement agreements since the Petition Date, and in some instances the extinguishment of net pre-petition liabilities. See note 26 for further information on settlements.
(h) Includes other miscellaneous items directly related to the Creditor Protection Proceedings, such as loss on disposal of certain assets, and revocation of a government grant.

Nortel paid $124 relating to reorganization items in the year ended December 31, 2009, attributable to $130 paid for professional fees, $18 paid for Key Executive Incentive/Key Employee Retention Plans, partially offset by a $14 net settlement of amounts receivable from Flextronics and $10 received in interest income.

7. Consolidated financial statement details

The following tables provide details of selected items presented in the consolidated statements of operations and cash flows for each of the three years ended December 31, 2009, 2008 and 2007, and the consolidated balance sheets as of December 31, 2009 and 2008.

Consolidated statements of operations

Selling, general and administrative expense:

SG&A expense includes bad debt expense (recoveries) of ($15), ($3) and ($2) in the years ended December 31, 2009, 2008 and 2007, respectively.

Research and development expense:

	2009	2008	2007
R&D expense	$757	$1,141	$1,299
R&D costs incurred on behalf of others[(a)]	12	8	7
Total	$769	$1,149	$1,306

(a) Includes R&D costs charged to Nortel customers pursuant to contracts that provided for full recovery of the estimated costs of Nortel related development, material, engineering, installation and other applicable costs, which were accounted for as contract costs.

Other operating expense (income) — net:

	2009	2008	2007
Royalty license income — net	$ (4)	$ (7)	$(20)
Litigation charges (recovery) — net	1	11	(2)
Other — net	108[(a)]	45	(2)
Other operating expense (income) — net	$105	$49	$(24)

(a) Includes a $90 pension curtailment expense. See note 14.

Other income (expense) — net:

	2009	2008	2007
Gain (loss) on sale and write downs of investments	(3)	1	(5)
Currency exchange gains (loss) — net	40	(38)	176
Billings under transition services agreement[(a)]	15	—	—
Other — net	(4)	(17)	14
Other income (expense) — net	$48	$ (54)	$185

(a) These billings represent amounts charged to Ericsson in accordance with its transition services agreement.

Hedge ineffectiveness related to designated hedging relationships that were accounted for in accordance with ASC 815 had no material impact on the net earnings (loss) for the years ended December 31, 2009, 2008 or 2007. Nortel discontinued all hedging activities in January 2009.

Consolidated balance sheets

Cash and cash equivalents:

	2009	2008
Cash on hand and balances with banks	$ 857	$1,073
Cash equivalents	1,141	1,324
Cash and cash equivalents at end of year	$1,998	$2,397

Included in cash is $24 collected by Nortel on behalf of Ericsson related to transferred receivables.

Short-term investments:

Short-term investments as of December 31, 2009 consisted of an investment having an original cost of $362 in the Reserve Primary Fund ("Fund"), a money market fund investment that was originally classified as cash and cash equivalents. Due to financial market conditions during the third quarter of 2008, which resulted in the suspension of trading the Fund's securities, Nortel recorded an other-than-temporary impairment of $11 for its investment in the Fund. The Fund made redemptions on October 31, 2008, December 3, 2008, February 20, 2009, April 17, 2009 and October 2, 2009 in the amounts of $184, $102, $24, $16 and $7, respectively. As of December 10, 2009, Nortel's remaining investment in the Fund was $18.

On December 11, 2009, the United States District Court for the Southern District of New York ordered that the Court would oversee the distribution of the Fund's remaining assets and the review of claims for indemnification expenses and management fees and expenses. The Court also authorized independent trustees to distribute $3,400 of the Fund's remaining $3,500 in assets to investors on a pro-rata basis by the week of January 25, 2010. Nortel received its pro rata share, being $24 for its remaining investment in the Fund on January 29, 2010. As a result, Nortel recorded $6 in other income for the amount receivable in excess of its carrying value of the investment in the Fund.

Accounts receivable — net:

	2009	2008
Trade receivables	$593	$1,930
Notes receivable	3	3
Contracts in process	45	257
	641	2,190
Less: provisions for doubtful accounts	(16)	(36)
Accounts receivable — net	$625	$2,154

Inventories — net:

	2009	2008
Raw materials	$ 53	$ 249
Work in process	2	4
Finished goods	157	721
Deferred costs	144	1,130
	356	2,104
Less: provision for inventories	(129)	(481)
Inventories and long-term deferred costs — net	227	1,623
Less: long-term deferred costs[a]	(44)	(146)
Inventories — net	$ 183	$1,477

(a) Long-term portion of deferred costs is included in other assets.

Included in gross inventory at December 31, 2009 and 2008, was approximately $153 and $126, respectively, of gross inventory on consignment. A portion of the $153 is included in assets held for sale. See note 9.

Other current assets:

	2009	2008
Prepaid expenses	$ 54	$ 98
Income taxes recoverable	30	107
Current investments	10	21
Other	254	229
Other current assets	$348	$455

Investments:

Investments included, in part, $73 as of December 31, 2009 and 2008, respectively, related to long-term investment assets held in an employee benefit trust in Canada, and restricted as to their use in operations by Nortel. In prior years, Nortel classified its auction rate securities as available-for-sale and included in current assets.

Plant and equipment — net:

	2009	2008
Cost:		
Land	$ —	$ 31
Buildings	686	991
Machinery and equipment	752	1,761
Assets under capital lease	153	193
Sale lease-back assets	49	90
	1,640	3,066
Less accumulated depreciation:		
Buildings	(262)	(369)
Machinery and equipment	(586)	(1,307)
Assets under capital lease	(93)	(98)
Sale lease-back assets	(11)	(20)
	(952)	(1,794)
Plant and equipment — net	$ 688	$ 1,272

Nortel entered into an agreement of purchase and sale dated as of April 27, 2009, with The City of Calgary, Alberta, for the sale of its facility in Calgary for a purchase price of CAD$97. The sale was completed on June 15, 2009. A net gain of $28 was recognized during the year ended December 31, 2009.

Intangible assets — net:

	2009	2008
Cost [(a)]	$103	$ 294
Less: accumulated amortization	(52)	(151)
Intangible assets — net [(b)]	$ 51	$ 143

(a) Intangible assets are being amortized over a weighted-average period of approximately 4 years ending in 2013. Amortization expense for each of the next five years commencing in 2010 is expected to be $16, $10, $9, $9 and $7, respectively. The majority of amortization expense arising from these assets is denominated in a foreign currency and may fluctuate due to changes in foreign exchange rates.

(b) At December 31, 2009, the cost of intangible assets was comprised of $19 in acquired technology and $84 of customer relationships and trademarks related to LGN. Accumulated amortization of these amounts was $10 and $42, respectively. At December 31, 2008, the cost of intangible assets was primarily compromised of $69 in acquired technology and $220 of customer relationship and trademarks. Accumulated amortization of these amounts was $(29) and $(121), respectively.

Other assets:

	2009	2008
Long-term deferred costs	$ 44	$146
Long-term inventories	6	22
Debt issuance costs	49	61
Derivative assets	—	126
Financial assets	49	41
Other	29	79
Other assets	$177	$475

Other accrued liabilities:

	2009	2008[(a)]
Outsourcing and selling, general and administrative related provisions	$ 67	$ 246
Customer deposits	6	10
Product-related provisions	22	225
Warranty provisions (note 18)	58	186
Deferred revenue	138	972
Advance billings in excess of revenues recognized to date on contracts[(b)]	76	751
Miscellaneous taxes	8	29
Income taxes payable	41	65
Deferred income taxes	14	13
Tax uncertainties (note 13)	83	15
Interest payable	—	112
Other	147	50
Other accrued liabilities	$660	$2,674

(a) Certain 2008 amounts have been reclassified as subject to compromise at December 31, 2009. See note 26.
(b) Includes amounts that may be recognized beyond one year due to the duration of certain contracts.

Other liabilities:

	2009	2008(a)
Pension benefit liabilities	$ 6	$1,557
Post-employment and post-retirement benefit liabilities	8	670
Restructuring liabilities (notes 11 and 12)	4	161
Deferred revenue	71	271
Tax uncertainties	89	92
Derivative liabilities	—	62
Other long-term provisions	48	135
Other liabilities	$226	$2,948

(a) Certain 2008 amounts have been reclassified as subject to compromise at December 31, 2009. See note 26.

Consolidated statements of cash flows

Change in operating assets and liabilities — net:

	2009	2008	2007
Accounts receivable — net	$ 682	$ 371	$ 198
Inventories — net	135	(46)	(39)
Deferred costs	154	509	125
Income taxes	68	(18)	23
Accounts payable	(154)	(184)	(17)
Payroll, accrued and contractual liabilities	236	(312)	(1,001)
Deferred revenue	(15)	(208)	(174)
Advance billings in excess of revenues recognized to date on contracts	(251)	(706)	165
Restructuring liabilities	(41)	(202)	(187)
Other	(138)	56	(51)
Change in operating assets and liabilities	$ 676	$(740)	$ (958)

Acquisitions of investments and businesses — net of cash acquired:

	2009	2008	2007
Cash acquired	$—	$ (2)	$—
Total net assets acquired other than cash	(2)	(75)	(77)
Total purchase price	(2)	(77)	(77)
Less:			
Cash acquired	—	2	—
Acquisitions of investments and businesses — net of cash acquired	$ (2)	$(75)	$(77)

Interest and taxes paid:

	2009	2008	2007
Cash interest paid	$ 18	$308	$383
Cash taxes paid	$ 11	$138	$ 91
Net payment for reorganization items (note 6)	$124	$—	$—

8. Goodwill

In 2008, Nortel recorded goodwill impairment charges of $2,379, which consisted of $483 for ES, $151 for Carrier Networks ("CN"), $658 for Metro Ethernet Networks, and $1,087 for Global Services ("GS"). These impairment charges eliminated all goodwill balances except for $180 held in the Other segment, which consisted of $171 related to NGS and $9 related to LGN. The LGN amount was a 2008 addition as a result of the acquisition of Novera Optics Inc. (see note 15). No goodwill impairment charges had previously been recorded.

During 2009, Nortel changed its reportable segments (see note 10). The goodwill balances at January 1, 2009 were not affected by the changes made to the segments. In 2009, Nortel recorded an additional $48 of impairment loss related to the NGS reporting unit prior to its reclassification to discontinued operations. The remaining NGS goodwill of $123 was included as part of the gain on sale of the ES segment. At December 31, 2009, the only goodwill remaining is $9 related to LGN.

Except for the impact of foreign exchange rates and the above-noted activity, no other changes were recorded to goodwill in 2007, 2008 or 2009.

Goodwill Impairment Testing Policy

Nortel tests goodwill for possible impairment on an annual basis as of October 1 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Circumstances that could trigger an impairment test between annual tests include, but are not limited to:

- a significant adverse change in the business climate or legal factors;
- an adverse action or assessment by a regulator;
- unanticipated competition;
- loss of key personnel;
- the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or disposed of;
- a change in reportable segments;
- results of testing for recoverability of a significant asset group; and
- recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to the reporting unit. Nortel determines the fair value of its reporting units using an income approach; specifically, based on a DCF Model. A market approach may also be used to evaluate the reasonableness of the fair value determined under the DCF Model, but results of the market approach are not given any specific weighting in the final determination of fair value. Both approaches involve significant management judgment and as a result, estimates of value determined under the approaches are subject to change in relation to evolving market conditions and Nortel's business environment.

If the carrying amount of a reporting unit exceeds its fair value, step two of the goodwill impairment test requires the fair value of the reporting unit be allocated to the underlying assets and liabilities of that reporting unit, whether or not previously recognized, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in net earnings (loss).

The fair value of each reporting unit is determined using discounted cash flows or other evidence of fair value if applicable. When circumstances warrant, a multiple of earnings before interest, taxes, depreciation and amortization ("EBITDA") of each reporting unit is calculated and compared to market participants to corroborate the results of the calculated fair value ("EBITDA Multiple Model"). The following are the significant assumptions involved in the application of each valuation approach:

- *DCF Model:* assumptions regarding revenue growth rates, gross margin percentages, projected working capital needs, selling, general and administrative expense ("SG&A"), R&D expense, capital expenditures, discount rates, terminal growth rates, and estimated selling price of assets expected to be disposed of by sale. To determine fair value, Nortel discounts the expected cash flows of each reporting unit. The discount rate used represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting unit operations and the rate of return an outside investor would expect to earn. To estimate cash flows beyond the final year of its model, Nortel uses a terminal value approach. Under this approach, Nortel uses the estimated cash flows in the final year of its models and applies a perpetuity growth assumption and discounts the relevant cash flows by a perpetuity discount factor to determine the terminal value. Nortel incorporates the present value of the resulting terminal value into its estimate of fair value. When strategic plans call for the sale of all or an important part of a reporting unit, Nortel estimates proceeds from the expected sale using external information, such as third party bids, adjusted to reflect current circumstances, including market conditions.
- *EBITDA Multiple Model:* assumptions regarding estimates of EBITDA growth and the selection of comparable companies to determine an appropriate multiple.

Interim and Annual Goodwill Assessment — 2008

At September 30, 2008, we concluded that events had occurred and circumstances had changed that required us to perform an interim period goodwill impairment test for our ES, CN, MEN and GS reporting units. In September 2008, in response to significant pressure resulting from the expanding economic downturn and the unfavorable impact of foreign exchange fluctuations, we announced a revised full year 2008 outlook and estimated revenues to decline between two and four percent compared to 2007. Furthermore, during the quarter ended September 30, 2008, we experienced a material decline in our market capitalization due primarily to the continued challenging market conditions, particularly in the U.S. The average closing price of NNC common shares on the NYSE in the third quarter of 2008 was $5.77 per share compared to an average of $8.21 per share in the second quarter of 2008, a decline of approximately 30% and at September 30, 2008, our market capitalization was less than our book value.

As part of our interim goodwill impairment test we updated our forecasted cash flows for each of our reporting units. This update considered current economic conditions and trends, estimated future operating results, our view of growth rates and anticipated future economic conditions. Revenue growth rates inherent in this forecast were based on input from internal and external market intelligence research sources that compare factors such as growth in global economies, regional trends in the telecommunications industry and product evolutions from a technological segment basis. Macro economic factors such as changes in economies, product evolutions, industry consolidations and other changes beyond our control could have a positive or negative impact on achieving our targets.

The results from step one of the two-step goodwill impairment test of each reporting unit indicated that the estimated fair values of the MEN and ES reporting units were less than the respective carrying values of their net assets and as such we performed step two of the impairment test for these reporting units.

In step two of the impairment test, we estimated the implied fair value of the goodwill of each of these reporting units and compared it to the carrying value of the goodwill for each of the MEN and ES reporting units. Specifically, we allocated the fair value of the MEN and ES reporting units as determined in the first step to their respective recognized and unrecognized net assets, including allocations to identified intangible assets. The allocations of the fair values of the MEN and ES reporting units also require us to make significant estimates and assumptions, including those in determining the fair values of the identified intangible assets. Such intangible assets had fair values substantially in excess of current book values. The resulting implied goodwill for each of these reporting units was nil; accordingly we reduced the goodwill recorded prior to the assessment by $1,142 to write down the goodwill related to MEN and ES to the implied goodwill amount as of September 30, 2008.

As part of the December 31, 2008 goodwill impairment test, we updated our forecasted cash flows for the CN and GS reporting units. This update considered management's view of economic conditions and trends, estimated future operating results, sector growth rates, anticipated future economic conditions, and our strategic alternatives to respond to these conditions, including filing for creditor protection. Forecasts of revenues and profitability were developed to estimate the impact of creditor protection. Mid-to long-range forecasts were developed to reflect strategic alternatives under creditor protection. Revenue growth rates inherent in this forecast are based on input from internal and external market intelligence research sources that compare factors such as growth in global economies, regional trends in the telecommunications industry and product evolution from a technological segment basis. Macro economic factors such as changes in economies, product evolutions, industry consolidations and other changes beyond our control could have a positive or negative impact on achieving our targets.

The results from step one of the two-step goodwill impairment test indicated that the estimated fair values of the CN and GS reporting units were less than the respective carrying values of their net assets and as such we performed step two of the impairment test for these reporting units.

In step two of the impairment test, we use the implied fair value calculated in step one as the purchase price in a hypothetical acquisition of the respective reporting unit. The implied fair value of goodwill calculated in step two is calculated as the residual amount of the purchase price after allocations made to the fair value of net assets, including working capital, plant and equipment and intangible assets, both pre-existing and those identified as part of the purchase price allocation process. Given the margin by which CN and GS failed step one, we concluded that the implied fair value of goodwill for both CN and GS was nil, after considering the value that would be allocated to existing tangible and intangible assets and the amounts that would be allocated to new intangible assets identified as part of the allocation process. As a result, we recorded a charge of $1,237 to reduce the value of goodwill accordingly.

Interim Goodwill Assessment — March 31, 2009

At March 31, 2009, in accordance with the provisions of FASB ASC 350 "Intangibles — Goodwill and Other" ("ASC 350"), Nortel concluded that events had occurred and circumstances had changed that required it to perform an interim period goodwill impairment test for the reporting unit in its Other segment, NGS. Given the nature of the business operations and the decline in the economic outlook, management decided to place significant weighting on the results of the DCF model in establishing the fair value of this reporting unit. The decision was based on a lack of direct comparable companies. The results from step one of the two-step goodwill impairment test indicated that the estimated fair value of NGS was less than the carrying value of its net assets and as such Nortel performed step two of the impairment test for this reporting unit.

In step two of the impairment test, Nortel was required to measure the potential impairment loss by allocating the estimated fair value of the reporting unit, as determined in step one, to the reporting unit's recognized and unrecognized assets and liabilities, with the residual amount representing the implied fair value of goodwill and, to the extent the implied fair value of goodwill was less than the carrying value, an impairment loss was recognized. As such, the step two test required Nortel to perform a theoretical purchase price allocation for NGS to determine the implied fair value of goodwill as of the evaluation date. In accordance with the guidance in ASC 350, Nortel completed a preliminary assessment of the expected impact of the step two test using reasonable estimates for the theoretical purchase price allocation and recorded a preliminary goodwill impairment charge of approximately $48. Nortel finalized the goodwill assessment during the second quarter of 2009 and as a result recorded no additional goodwill impairment charge. In July 2009, the assets of NGS, including its goodwill, were reclassified as assets of discontinued operations.

Annual and December 31, 2009 Goodwill Assessment

At October 1, 2009, in accordance with ASC 350, Nortel performed an annual goodwill impairment test for its remaining goodwill recorded in reporting units. No impairment was recognized as a result of the annual test.

As noted, goodwill impairment charges of $2,379 related to the MEN segment, the ES businesses included in discontinued operations and the former CN and GS segments were recorded during the year ended December 31, 2008. Goodwill impairment charges of $808 related to the ES business was included in discontinued operations, which includes the reallocation of goodwill in connection with the GS resegmentation described in note 10.

Related Analyses

In 2008 and 2009, prior to the goodwill analysis discussed above, Nortel performed a recoverability test of its long-lived assets in accordance with ASC 360-10-35 "Impairment or Disposal of Long-Lived Assets". Nortel considers its segments to be its asset groups for purposes of recoverability testing of its long-lived assets in accordance with ASC 360-10-35. Nortel developed cash flow projections for its asset groups, which included cash flows from operations along with estimates of cash flows expected to result from the disposition of specific businesses. These aggregate cash flow projections were compared with the carrying values of each asset group. No impairment charges were recorded as a result of this testing.

9. Assets and liabilities held for sale

The following table sets forth assets and liabilities classified as held for sale at December 31, 2009:

	Optical Networking and Carrier Ethernet	GSM / GSM-R	Total
Assets			
Cash	$—	$—	$—
Accounts receivable — net	13	15	28
Inventories — net	137	21	158
Plant and equipment — net	37	8	45
Other	40	1	41
Assets held for sale	$227	$ 45	$272
Liabilities			
Trade and other accounts payable	$—	$—	$—
Employee-related liabilities	11	3	14
Contractual liabilities	10	1	11
Other current liabilities	87	87	174
Other long-term liabilities	1	5	6
Liabilities held for sale	$109	$ 96	$205

As discussed in note 2, during the fourth quarter of fiscal 2009, Nortel received court approvals of bidding procedures for the planned sale of substantially all of the assets of its Optical Networking and Carrier Ethernet businesses to Ciena and the planned sale of its GSM/GSM-R business to Ericsson and Kapsch. As a result, the related Optical Networking and Carrier Ethernet and GSM/GSM-R assets and liabilities have been classified as held for sale as of December 31, 2009. Nortel determined that the fair value less estimated costs to sell exceeded the carrying value of the Optical Networking and Carrier Ethernet and GSM/GSM-R assets and liabilities and therefore no impairment was recorded on the reclassification of these assets to held for sale.

The related Optical Networking and Carrier Ethernet businesses' and GSM/GSM-R financial results of operations have not been classified as discontinued operations in these consolidated financial statements as they did not meet the definition of a component of an entity as required under U.S. GAAP.

10. Segment information

Segment descriptions

Effective January 1, 2009, Nortel decentralized several corporate functions and transitioned to a vertically integrated business unit structure. Enterprise customers were served by a business unit responsible for product and portfolio development, R&D, marketing and sales, partner and channel management, strategic business development and associated functions. Service provider customers are served by three business units with full responsibility for all products, services, applications, portfolio, business and market development, marketing and R&D functions: WN, CVAS and MEN. Nortel decentralized our Carrier Sales and Global Operations teams as of July 1, 2009

Nortel's 2008 reportable segments were CN, ES, MEN and GS. As of the first quarter of 2009, the GS reportable segment was decentralized and transitioned to the other reportable segments. In addition, commencing with the first quarter of 2009, Nortel began to report LGN as a separate reportable segment. Prior to that time, the results of LGN were reported across all of Nortel's reportable segments. Commencing with the third quarter of 2009, Nortel began reporting its CVAS business unit as a separate reportable segment. Prior to that time, the results of CVAS were included in the CN reportable segment. Commencing with the third quarter of 2009, the CN segment was renamed as the WN segment. Prior to the third quarter of 2009, the ES business was a separate reportable segment and the results of NGS were included in Other. As discussed above, in the fourth quarter of 2009, Nortel completed the sale to Avaya of substantially all of the assets of its ES business globally, including the shares of NGS and DiamondWare, Ltd. The related ES and NGS financial results of operations have been classified as discontinued operations for all periods presented. Also in the fourth quarter of 2009, Nortel completed the sale to Ericsson of substantially all of its CDMA business and LTE Access assets and the sale to Hitachi of the Packet Core Assets, each included in its WN segment.

As of December 31, 2009, Nortel's four reportable segments were WN, CVAS, MEN and LGN:

- As of December 31, 2009, the WN segment provides wireline and wireless networks and related services that help service providers and cable operators supply mobile voice, data and multimedia communications services for individuals and enterprises using cellular telephones, personal digital assistants, laptops, soft-clients, and other wireless computing and communications devices. As of December 31, 2009, WN includes GSM and UMTS solutions and the residual CDMA business.
- As of December 31, 2009, the CVAS segment offers circuit- and packet-based voice switching products that provide local, toll, long distance and international gateway capabilities for local and long distance telephone companies, wireless service providers, cable operators and other service providers.
- As of December 31, 2009, the MEN segment offers solutions designed to deliver carrier-grade Ethernet transport capabilities focused on meeting customer needs for higher performance and lower cost, with a portfolio that includes optical networking, Carrier Ethernet switching, and multiservice switching products and related services. MEN includes the optical networking solutions business and the data networking and security solutions business.
- As of December 31, 2009, the LGN segment provides telecommunications equipment and network solutions, spanning wired and wireless technologies, to both service providers as well as enterprise customers in both the domestic Korean market and internationally. LGN's Carrier Network business unit ("LGN Carrier") offers advanced CDMA and UMTS solutions to wireless service providers and also includes the Ethernet Fiber Access product line based on next-generation WDM-PON technology. LGN's Enterprise Solutions business unit ("LGN Enterprise") offers a broad and diverse portfolio of voice, data, multimedia, unified communication systems and devices for business communication solutions.

Comparative periods have been recast to conform to the current segment presentation.

As discussed above, Nortel has entered into sale agreements with Ciena for the planned sale of substantially all of the assets of its Optical Networking and Carrier Ethernet businesses, included in its MEN segment, and sale agreements with Ericsson and Kapsch for the planned sale of substantially all of the assets of its GSM/GSM-R business, included in its WN segment. These assets and liabilities have been classified as assets held for sale. As also discussed above, Nortel entered into sale agreements with GENBAND for the planned sale of substantially all the assets of the CVAS business, included in its WN segment.

Other miscellaneous business activities and corporate functions do not meet the quantitative criteria to be disclosed separately as reportable segments and have been reported in "Other". Costs associated with shared services, such as general corporate functions, that are managed on a common basis are allocated to Nortel's reportable segments based on usage determined generally by headcount. A portion of other general and miscellaneous corporate costs and expenses are allocated based on a fixed charge established annually. Costs not allocated to the reportable segments include employee share-based compensation, differences between actual and budgeted employee benefit costs, interest attributable to Nortel's long-term debt and other non-operational activities, and are included in "Other".

In 2009, Nortel's Chief Restructuring Officer ("CRO") has been identified as the Chief Operating Decision Maker in assessing the performance of and allocating resources to Nortel's operating segments. The primary financial measure used by the CRO is Management Operating Margin ("Management OM"). Management OM is not a recognized measure under U.S. GAAP. It is a measure defined as total revenues, less total cost of revenues, SG&A and R&D expense relating to both our consolidated entities and the Equity Investees. The financial information for Nortel's business segments includes the results of the Equity Investees as if they were consolidated, which is consistent with the way Nortel manages its business segments. However, as discussed in note 2, under U.S. GAAP, the Equity Investees are accounted for under the equity method of accounting as of the Petition Date. Therefore, in order to reconcile the financial information for the reportable segments shown in the tables below to the consolidated financial information, the "Equity in net loss of Equity Investees" in the following table must be removed.

Segments

The following tables set forth information by segment for the years ended December 31:

	2009	2008	2007
Segment revenues			
WN	$2,363	$ 3,757	$ 4,255
CVAS	734	872	1,030
MEN	1,315	1,713	1,877
LGN	644	1,274	781
Total reportable segments	5,056	7,616	7,943
Other	9	7	16
Total segment revenues	5,065	7,623	7,959
Less: Equity Investees revenues	(977)	—	—
Total consolidated revenues	$4,088	$ 7,623	$ 7,959
Management OM			
WN	$ 568	$ 766	$ 984
CVAS	18	(38)	(3)
MEN	116	72	122
LGN	59	341	98
Total reportable segments	761	1,141	1,201
Other	(797)	(275)	(638)
Total Management OM	(36)	866	563
Impact of deconsolidation of Equity Investees	(313)	—	—
Amortization of intangible assets	13	21	24
Goodwill impairment	—	1,571	—
Special charges	—	251	199
Loss (gain) on sales of businesses and sales and impairments of assets	—	(11)	(31)
Shareholder litigation settlement recovery	—	—	(54)
Regulatory investigation expense	—	—	35
Other operating expense (income) — net	105	49	(24)
Operating earnings (loss)	159	(1,015)	414
Other income (expense) — net	48	(54)	185
Interest and dividend income	—	110	219
Interest expense	(299)	(322)	(380)
Reorganization items — net	979	—	—
Income tax expense	(122)	(3,193)	(1,122)
Equity in net earnings of associated companies — net of tax	—	2	2
Equity in net loss of Equity Investees	(445)	—	—
Net earnings (loss) from continuing operations	$ 320	$(4,472)	$ (682)

Product revenues

The following table sets forth external revenues by product for the years ended December 31:

	2009	2008	2007
CDMA Solutions	$1,574	$2,364	$2,532
GSM and UMTS solutions	789	1,393	1,723
Circuit and packet voice solutions	734	872	1,030
Optical networking solutions	1,025	1,312	1,404
Data networking and security solutions and carrier ethernet	290	401	473
LGN Products	644	1,274	781
Other	9	7	16
Total	$5,065	$7,623	$7,959

Nortel had one customer, Verizon Communications Inc. that generated revenues of approximately 19%, 11%, and 11% of total consolidated revenues for the years ended December 31, 2009, 2008 and 2007, respectively. Although, these revenues were generated primarily within the WN segment, they were also from Nortel's other reportable segments.

Geographic information:

The following table sets forth external consolidated revenues by geographic region based on the location of the customer for the years ended December 31:

	2009	2008	2007
U.S.	$2,389	$3,062	$3,494
EMEA	46	1,615	1,846
Canada	335	499	651
Asia	1,062	1,993	1,442
CALA	256	454	526
Total	$4,088	$7,623	$7,959

Long-lived assets:

The following table sets forth long-lived assets representing plant and equipment — net, by geographic region as of December 31:

	2009	2008
U.S.	$205	$ 388
EMEA	—	170
Canada	360	525
Asia and CALA regions	123	189
Total	$688	$1,272

11. Pre-Petition Date cost reduction plans

As a result of the Creditor Protection Proceedings, Nortel ceased taking any further actions under the previously announced workforce and cost reduction plans as of January 14, 2009. Any revisions to actions taken up to that date under previously announced workforce and cost reduction plans will continue to be accounted for under such plans, and will be classified in cost of revenues, SG&A, and R&D as applicable. Any remaining actions under these plans will be accounted for under the workforce reduction plan announced on February 25, 2009 (see note 12). Nortel's contractual obligations are subject to re-evaluation in connection with the Creditor Protection Proceedings and, as a result, expected cash outlays disclosed below relating to contract settlement and lease costs are subject to change. As well, Nortel is not following its pre-Petition Date practices with respect to the payment of severance in jurisdictions under the Creditor Protection Proceedings.

On November 10, 2008, Nortel announced a restructuring plan that included net workforce reductions of approximately 1,300 positions and shifting approximately 200 additional positions from higher-cost to lower-cost locations (collectively "November 2008 Restructuring Plan"). Nortel expected total charges to earnings and cash outlays related to those workforce reductions to be approximately $130. Approximately $50 of the total charges relating to the net reduction of 460 positions, excluding those related to discontinued operations, under the November 2008 Restructuring Plan were incurred as of December 31, 2008. There were no significant workforce reductions under this plan after December 31, 2008 and prior to its discontinuance on January 14, 2009.

During the first quarter of 2008, Nortel announced a restructuring plan that included net workforce reductions of approximately 2,100 positions and shifting approximately 1,000 additional positions from higher-cost to lower-cost locations. In addition to the workforce reductions, Nortel announced steps to achieve additional cost savings by efficiently managing its various business locations and further consolidating real estate requirements (collectively, "2008 Restructuring Plan"). Nortel expected total charges to earnings and cash outlays related to workforce reductions to be approximately $205 and expected total charges to earnings related to the consolidation of real estate to be approximately $60, including approximately $15 related to fixed asset write-downs. Approximately $103 of the total charges relating to the net reduction of approximately 880 positions and real estate reduction initiatives, excluding those related to discontinued operations, under the 2008 Restructuring Plan were incurred during the year ended December 31, 2008. There were no significant workforce reductions under this plan after December 31, 2008 and prior to its discontinuance on January 14, 2009. The real estate provision of $4 as of December 31, 2009 relates to discounted cash outlays, net of estimated future sublease revenues, for leases with payment terms through to 2013.

During the first quarter of 2007, Nortel announced a restructuring plan that included workforce reductions of approximately 2,900 positions and shifting approximately 1,000 additional positions from higher-cost locations to lower-cost locations. In addition to the workforce reductions, Nortel announced steps to achieve additional cost savings by efficiently managing its various business locations and consolidating real estate requirements (collectively, "2007 Restructuring Plan"). Nortel originally expected charges to earnings and cash outlays for the 2007 Restructuring Plan to be approximately $390 and $370, respectively. Approximately $233 of the total charges relating to the net reduction of approximately 2,010 positions and real estate reduction initiatives, excluding those related to discontinued operations, under the 2007 Restructuring Plan have been incurred as of December 31, 2008. There were no significant workforce reductions under this plan after December 31, 2008 and prior to its discontinuance on January 14, 2009. The real estate provision of $7 as of December 31, 2009 relates to discounted cash outlays net of estimated future sublease revenues for leases with payment terms through to 2016.

Provision balances recorded for each of the restructuring plans have been summarized below as of December 31, 2009:

	Workforce Reduction	Contract Settlement and Lease Costs	Total
November 2008 Restructuring Plan	$ 27	$—	$ 27
2008 Restructuring Plan	18	4	22
2007 Restructuring Plan	10	7	17
2006 Restructuring Plan	—	—	—
2004 and 2001 Restructuring Plan	—	17	17
Provision balance as of December 31, 2009[(a)]	$ 55	$ 28	$ 83

(a) As of December 31, 2009 and 2008, the short-term provision balances were $2 and $146, respectively, and the long-term provision balances were $4 and $161, respectively, and $77 was included in liabilities subject to compromise at December 31, 2009.

The following table summarizes the charge (recovery) incurred for each of Nortel's restructuring plans for each of the years ended:

	2009	2008	2007
Charge (recovery) by Restructuring Plan:			
November 2008 Restructuring Plan	(13)	$ 53	$—
2008 Restructuring Plan	(29)	103	—
2007 Restructuring Plan	(15)	71	162
2006 Restructuring Plan	—	(1)	15
2004 and 2001 Restructuring Plans	(79)	25	22
Total charge (recovery) excluding discontinued operations	(136)	251	199
Discontinued operations	(4)	50	11
Total charge (recovery) including discontinued operations	$(140)	$301	$210

The following table summarizes the charge (recovery) by profit and loss category for each of the years ended:

	2009	2008	2007
Cost of revenues	$ (7)	$ 40	$ 53
Selling, general and administrative	(14)	149	112
Research and development	(3)	62	34
Reorganization items — lease repudiation	(89)	—	—
Other	(23)	—	—
Total charge (recovery) excluding discontinued operation	(136)	251	199
Discontinued operations	(4)	50	11
Total charge (recovery) including discontinued operation	$(140)	$301	$210

Regular full-time ("RFT") employee notifications resulting in the charge for all restructuring plans were as follows:

	Employees (approximate)		
	Direct[(a)]	Indirect[(b)]	Total
RFT employee notifications by period:			
During 2007	214	1,544	1,758
During 2008	130	1,695	1,825
During 2009[(c)]	—	—	—
RFT employee notifications for the three years ended December 31, 2009	344	3,239	3,583

(a) Direct employees include employees performing manufacturing, assembly, test and inspection activities associated with the production of Nortel's products.

(b) Indirect employees include employees performing management, sales, marketing, research and development and administrative activities.

(c) The 2009 notifications were processed under the Post-Petition Date cost reduction activities. See note 12.

November 2008 Restructuring Plan

Year ended December 31, 2008

For the year ended December 31, 2008, Nortel recorded charges of $58 related to severance and benefit costs associated with a workforce reduction of approximately 550 employees, of which approximately 360 were notified of termination during the year ended December 31, 2008. This portion of the workforce reduction was primarily in the U.S., Canada and EMEA.

The provision for charges recorded for the November 2008 Restructuring Plan from January 1, 2008 to December 31, 2009 were as follows:

	Workforce Reduction	Contract Settlement and Lease Costs	Total
November 2008 Restructuring Plan			
Provision balance as of January 1, 2008	$—	$—	$—
Adjustment for discontinued operations	5	—	5
Current period charges	53	—	53
Revisions to prior accruals	—	—	—
Cash drawdowns	(4)	—	(4)
Non-cash drawdowns	(1)	—	(1)
Foreign exchange and other adjustments	—	—	—
Provision balance as of December 31, 2008	$ 53	$—	$ 53
Adjustment for deconsolidation of Equity Investees	(3)	—	(3)
Adjustment for discontinued operations	(6)	—	(6)
Current period charges	1	—	1
Revisions to prior accruals	(14)	—	(14)
Cash drawdowns	(5)	—	(5)
Non-cash drawdowns	—	—	—
Foreign exchange and other adjustments	1	—	1
Provision balance as of December 31, 2009	$ 27	$—	$ 27

2008 Restructuring Plan

Year ended December 31, 2008

For the year ended December 31, 2008, Nortel recorded charges of $126 including revisions of ($6) related to severance and benefit costs associated with an involuntary workforce reduction of approximately 1,500 employees, of which approximately 1,410 were notified of termination. The workforce reduction was primarily in the U.S. and Canada.

The provision for charges recorded for the 2008 Restructuring Plan from January 1, 2008 to December 31, 2009 were as follows:

	Workforce Reduction	Contract Settlement and Lease Costs	Plant and Equipment Write Downs	Total
2008 Restructuring Plan				
Provision balance as of January 1, 2008	$—	$—	$—	$—
Adjustment for discontinued operations	44	—	—	44
Current period charges	88	10	8	106
Revisions to prior accruals	(6)	3	—	(3)
Cash drawdowns	(74)	(6)	—	(80)
Non-cash drawdowns	—	—	(8)	(8)
Foreign exchange and other adjustments	(6)	—	—	(6)
Provision balance as of December 31, 2008	$ 46	$ 7	$—	$ 53
Adjustment for deconsolidation of Equity Investees	(6)	(3)	—	(9)
Adjustment for discontinued operations	(14)	—	—	(14)
Current period charges	1	3	(24)	(20)
Revisions to prior accruals	(6)	—	—	(6)
Lease repudiations	—	(3)	—	(3)
Cash drawdowns	(5)	—	—	(5)
Non-cash drawdowns	—	—	24	24
Foreign exchange and other adjustments	2	—	—	2
Provision balance as of December 31, 2009	$ 18	$ 4	$—	$ 22

2007 Restructuring Plan

Year ended December 31, 2008

For the year ended December 31, 2008, Nortel recorded charges of $52 including revisions of ($1) related to severance and benefit costs with respect to the 2007 Restructuring Plan. The involuntary workforce reduction has been approximately 2,150 employees, of which approximately 700 were notified of termination during the year ended December 31, 2008. This portion of the workforce reduction was primarily in the U.S. and Canada, with other reductions being incurred in EMEA.

Year ended December 31, 2007

For the year ended December 31, 2007, Nortel recorded charges of $131 including revisions of ($6), related to severance and benefit costs associated with a workforce reduction of approximately 1,500 employees, of which approximately 1,450 were notified of termination during the year ended December 31, 2007. This portion of the workforce reduction was primarily in the U.S., Canada, and EMEA.

The provision for charges recorded for the 2007 Restructuring Plan from January 1, 2007 to December 31, 2009 were as follows:

	Workforce Reduction	Contract Settlement and Lease Costs	Plant and Equipment Write Downs	Total
2007 Restructuring Plan				
Provision balance as of January 1, 2007	$—	$—	$—	$—
Adjustment for discontinued operations	9	—	—	9
Current period charges	128	32	8	168
Revisions to prior accruals	(6)	—	—	(6)
Cash drawdowns	(90)	(7)	—	(97)
Non-cash drawdowns	(2)	—	(8)	(10)
Foreign exchange and other adjustments	4	—	—	4
Provision balance as of December 31, 2007	$ 43	$ 25	$—	$ 68
Adjustment for discontinued operations	1	—	—	1
Current period charges	52	6	7	65
Revisions to prior accruals	(1)	7	—	6
Cash drawdowns	(74)	(7)	—	(81)
Non-cash drawdowns	(1)	(3)	(7)	(11)
Foreign exchange and other adjustments	(2)	(1)	—	(3)
Provision balance as of December 31, 2008	$ 18	$ 27	$—	$ 45
Adjustment for deconsolidation of Equity Investees	(1)	(4)	—	(5)
Adjustment for discontinued operations	(1)	—	—	(1)
Current period charges	—	1	—	1
Revisions to prior accruals	(2)	(3)	—	(5)
Lease repudiation	—	(12)	—	(12)
Cash drawdowns	(5)	(2)	—	(7)
Non-cash drawdowns	—	—	—	—
Foreign exchange and other adjustments	1	—	—	1
Provision balance as of December 31, 2009	$ 10	$ 7	$—	$ 17

2004 and 2001 Restructuring Plans

During the three years ended December 31, 2009, the activities within the 2004 and 2001 Restructuring Plans primarily related to the ongoing accounting for contract settlement and lease costs. The provision for charges recorded for the 2004 and 2001 Restructuring Plans from January 1, 2007 to December 31, 2009 were as follows:

	Workforce Reduction	Contract Settlement and lease Costs	Plant and Equipment Write Downs	Total
2004 and 2001 Restructuring Plans				
Provision balance as of January 1, 2007	$ 5	$231	$—	$236
Current period charges	(2)	14	1	13
Revisions to prior accruals	—	(33)	1	(32)
Cash drawdowns	(3)	(11)	—	(14)
Non-cash drawdowns	—	—	(2)	(2)
Foreign exchange and other adjustments	—	3	—	3
Provision balance as of December 31, 2007	$—	$204	$—	$204
Current period charges	—	2	—	2
Revisions to prior accruals	—	23	—	23
Cash drawdowns	—	(44)	—	(44)
Non-cash drawdowns	—	(7)	—	(7)
Foreign exchange and other adjustments	—	(22)	—	(22)
Provision balance as of December 31, 2008	$—	$156	$—	$156
Adjustment for deconsolidation of Equity Investees	—	(59)	—	(59)
Adjustment for discontinued operations	—	—	—	—
Current period charges	—	1	2	3
Revisions to prior accruals	—	(7)	—	(7)
Lease repudiations	—	(74)	—	(74)
Cash drawdowns	—	—	—	—
Non-cash drawdowns	—	—	(2)	(2)
Foreign exchange and other adjustments	—	—	—	—
Provision balance as of December 31, 2009	$—	$ 17	$—	$ 17

The following table sets forth the charge (recovery) incurred for each of Nortel's cost reduction plans by segment for each of the years ended December 31:

	WN	CVAS	MEN	LGN	Other	Total
November 2008 Restructuring Plan	$ (9)	$ (4)	$—	$—	$—	$ (13)
2008 Restructuring Plan	(20)	(4)	(5)	—	—	(29)
2007 Restructuring Plan	(8)	(4)	(3)	—	—	(15)
2004 and 2001 Restructuring Plan	(48)	(14)	(17)	—	—	(79)
Total recovery for the year ended December 31, 2009	$ (85)	$ (26)	$ (25)	$—	$—	$(136)
November 2008 Restructuring Plan	$ 44	$ 7	$ 2	$—	$—	$ 53
2008 Restructuring Plan	87	4	12	—	—	103
2007 Restructuring Plan	52	11	8	—	—	71
2006 Restructuring Plan	(1)	—	—	—	—	(1)
2004 and 2001 Restructuring Plan	20	3	2	—	—	25
Total charge for the year ended December 31, 2008	$202	$ 25	$ 24	$—	$—	$ 251
2007 Restructuring Plan	$130	$ 15	$ 17	$—	$—	$ 162
2006 Restructuring Plan	11	1	3	—	—	15
2004 and 2001 Restructuring Plan	17	2	3	—	—	22
Total charge for the year ended December 31, 2007	$158	$ 18	$ 23	$—	$—	$ 199

A significant portion of Nortel's provisions for workforce reductions and contract settlement and lease costs is associated with shared services. These costs have been allocated to the segments in the table above, based generally on headcount, SG&A allocations and revenue streams. Previously, Nortel allocated these costs only based on headcount and revenue streams. Charges related to these plans prior to 2009 were recorded in special charges and were not included in the calculation of Management OM, while any revisions to provisions after this date will be recorded in operations and are included in the calculation of Management OM.

12. Post-Petition Date cost reduction activities

In connection with the Creditor Protection Proceedings, Nortel has commenced certain workforce and other cost reduction activities and will undertake further workforce and cost reduction activities during this process. The actions related to these activities are expected to occur as they are identified. The following current estimated charges are based upon accruals made in accordance with U.S. GAAP. The current estimated total charges to earnings and cash outlays are subject to change as a result of Nortel's ongoing review of applicable law. In addition, the current estimated total charges to earnings and cash outlays do not reflect all potential claims or contingency amounts that may be allowed under the Creditor Protection Proceedings and thus are also subject to change.

Workforce Reduction Activities

On February 25, 2009, Nortel announced a workforce reduction plan to reduce its global workforce by approximately 5,000 net positions which, upon completion, is currently expected to result in total charges to earnings of approximately $270 with expected total cash outlays of approximately $160 and the balance being classified as a liability subject to compromise. Included in these amounts are actions related to the Equity Investees, which are described in note 28. On a consolidated basis, absent amounts related to the Equity Investees, the plan is currently expected to result in total charges to earnings of approximately $168 with expected total cash outlays of approximately $77 and the balance being classified as a liability subject to compromise. During the twelve months ended December 31, 2009, Nortel undertook additional workforce reduction activities that, upon completion, are expected to result in total charges to earnings of approximately $176 with expected total cash outlays of $89 and the balance being classified as a liability subject to compromise. These amounts also include actions related to the Equity Investees, which are described in note 28. On a consolidated basis, absent amounts related to the Equity Investees, these activities are expected to result in total charges to earnings of approximately $116 with expected total cash outlays of approximately $54 and the balance being classified as a liability subject to compromise.

Year ended December 31, 2009

For the year ended December 31, 2009, approximately $103 of the total charges relating to the net workforce reduction of 4,065 positions were incurred as of December 31, 2009, which substantially completes the workforce and other cost reduction strategies announced during the year ended December 31, 2009 and discussed above. Nortel currently expects to continue incurring charges and outlays related to workforce and other cost reduction strategies during 2010, as Nortel progresses through the Creditor Protection Proceedings. Nortel will continue to report future charges and cash outlays under the broader strategy of the post petition cost reduction plan. Nortel incurred workforce reduction charges of $64 that were included in discontinued operations.

During the year ended December 31, 2009 changes to the provision balances were as follows. The balance as of December 31, 2009 excludes provision balances related to the Equity Investees and discontinued operations.

Provision balance as of December 31, 2008	$—
Other charges	108
Revisions to prior accruals	(5)
Cash drawdowns	(34)
Non-cash drawdowns	(2)
Foreign exchange and other adjustments	3
Provision balance as of December 31, 2009[(a)]	$ 70

(a) As of December 31, 2009, $68 was included in liabilities subject to compromise, the short-term provision balance was $2, and the long-term provision balance was nil.

During the year ended December 31, 2009 workforce reduction charges were as follows:

Cost of revenues	$ 32
SG&A	48
R&D	23
Other	—
Total workforce reduction charge	$103

The following table sets forth charges incurred for workforce reductions by segment for the year ended December 31, 2009:

WN	$ 67
CVAS	25
MEN	11
LGN	—
Total charges	$103

Regular full-time ("RFT") employee notifications resulting in the charge for Nortel's post petition cost reduction plan is as follows:

	Employees (approximate)		
	Direct[(a)]	Indirect[(b)]	Total
RFT employee notifications by period:			
During 2007	—	—	—
During 2008	—	—	—
During 2009	373	2,126	2,499
RFT employee notifications for the three years ended December 31, 2009	373	2,126	2,499

(a) Direct employees include employees performing manufacturing, assembly, test and inspection activities associated with the production of Nortel's products.

(b) Indirect employees include employees performing management, sales, marketing, research and development and administrative activities.

Other Cost Reduction Activities

During the year ended December 31, 2009, Nortel's real estate related cost reduction activities resulted in charges of $8 which were recorded against SG&A and reorganization items. During the year ended December 31, 2009, Nortel recorded plant and equipment write downs of $14. During the year ended December 31, 2009, Nortel recorded an additional charge of $9 against reorganization items for lease repudiations and other contract settlements. As of December 31, 2009, Nortel's real estate and other cost reduction balances were approximately $18, which are classified as subject to compromise.

13. Income taxes

During the year ended December 31, 2009, Nortel recorded a tax expense of $122 on earnings from continuing operations before income taxes and equity in net earnings (loss) of associated companies and Equity Investees of $887. The tax expense of $122 is largely comprised of several significant items, including $48 of income taxes on current year profits in various jurisdictions, $35 net tax accrual relating to the settlement agreement with the IRS (see note 2), $48 from increases in uncertain tax positions and other taxes of $13. This tax expense was partially offset by a $3 benefit derived from various tax credits and R&D-related incentives, $13 of income taxes resulting from revisions to prior year tax estimates and a recovery of $6 relating to a benefit recorded as a result of the intraperiod allocation rules as described below.

These consolidated financial statements have been prepared by NNC. A total of approximately $1,928 in proceeds received from divestitures as of December 31, 2009 is being held in escrow which is currently reported in NNL solely for financial reporting purposes. The ultimate determination of the final allocation of such proceeds among the various Nortel entities has not yet occurred and may be materially different from the NNL classification and related amounts shown in these financial statements. The IFSA and the escrow agreements for sales divestiture proceeds entered into by NNL, NNI and other Nortel legal entities provide for the processes for determining the final allocation of divestiture proceeds among such entities, either through joint agreement or, failing such agreement, other dispute resolution proceeding. Adjustments to the NNL classification and any related amounts arising from the ultimate outcome of the allocation agreement or other dispute resolution proceeding noted above will be recognized when finalized. The NNL classification and related amounts shown in these financial statements are not determinative of, and have not been accepted by any debtor estate, any party in interest in the Creditor Protection Proceedings or any court overseeing such proceedings, for purposes of deciding, the final allocation of divestiture proceeds.

Income tax expense or benefit from continuing operations is generally determined without regard to other categories of earnings, such as discontinued operations and other comprehensive income. An exception is provided when there is aggregate income from categories other than continuing operations and a loss from continuing operations in the current year. In this case, the tax benefit allocated to continuing operations is the amount by which the loss from continuing operations reduces the tax expenses recorded with respect to the other categories of earnings, even when a valuation allowance has been established against the deferred tax assets. In instances where a valuation allowance is established against current year losses, income from other sources, including discontinued operations, is considered when determining whether sufficient future taxable income exists to realize the deferred tax assets. During 2009, income from discontinued operations was offset by losses from continuing operations resulting in a benefit allocated to income tax expense from continuing operations of $6 and charges to discontinued operations of $6.

During the year ended December 31, 2008, Nortel recorded a tax expense of $3,193 on loss from continuing operations before income taxes and equity in net earnings (loss) of associated companies and Equity Investees of $1,281. Included in the loss from operations before income taxes is impairment related to goodwill in the amount of $1,571 that impacted Nortel's effective tax rate for the year ended December 31, 2008. The tax expense of $3,193 is largely comprised of several significant items, including $3,020 relating to the establishment of a full valuation allowance against Nortel's net deferred tax asset in all tax jurisdictions other than joint ventures in Korea and Turkey and certain deferred tax assets that are realizable through the reversal of existing taxable temporary differences. Also included in income tax expense is $98 of income taxes on historically profitable entities in Asia, CALA and Europe, $4 of income taxes relating to tax rate reductions enacted during 2008 in Korea, $38 of income taxes resulting from revisions to prior year tax estimates, $37 from increases in uncertain tax positions and other taxes of $25, primarily related to taxes on NNL preferred share dividends in Canada. This tax expense was partially offset by a $29 benefit derived from various tax credits and R&D-related incentives.

As of December 31, 2009, Nortel's net deferred tax assets were $13. During the third and fourth quarters of 2008, the expanding global economic downturn dramatically worsened, and in January 2009, the Debtors commenced the Creditor Protection Proceedings. In assessing the need for valuation allowances against its deferred tax assets for the year ended December 31, 2008, Nortel considered the negative effect of these events on Nortel's revised modeled forecasts and the resulting increased uncertainty inherent in these forecasts. Nortel determined that there was significant negative evidence against and insufficient positive evidence to support a conclusion that Nortel's net deferred tax assets were more likely than not to be realized in future tax years in all tax jurisdictions other than Korea and Turkey. In June 2009, Nortel concluded that the sale of Nortel's remaining businesses was the best path forward. As described in note 2, Nortel disposed of substantially all of its CDMA business and LTE Access assets to Ericsson, our Packet Core Assets to Hitachi, and sold substantially all of the assets of its ES business to Avaya. Nortel has entered into TSA with the buyers of these businesses and is in the process of selling its remaining businesses and assets.

These remaining disposals are expected to occur during 2010 and certain of these estimates have been considered positive evidence in the determination of future income available to support the realization of the remaining net deferred tax assets. Although these additional dispositions are estimated to generate gains in 2010, due to the significant uncertainty concerning the forecasted income for 2010 and beyond, the uncertainty concerning the estimated final proceeds allocation by jurisdiction and Nortel's limited ability to control the ultimate closing of these transactions, this positive evidence does not outweigh the significant negative evidence that exists and therefore, Nortel continues to conclude that as at December 31, 2009 a full valuation allowance continues to be necessary against Nortel's deferred tax assets in all jurisdictions other than Korea and Turkey. Nortel's joint venture in Turkey, Netas, is included in the Equity Investees.

At December 31, 2008, Nortel's net deferred tax asset was $32, which included a net deferred tax asset of $27 in Korea and $5 from the Equity Investees. As at December 31, 2009, the net deferred tax assets, excluding the Equity Investees decreased from $27 to $13 due to changes in deferred tax assets resulting from operations in the ordinary course of business in Korea of $7, and the accrual of the deferred tax liability associated with the investment in LGN of $7.

In accordance with ASC 740, Nortel recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. For purposes of intraperiod allocation, Nortel includes all changes in reserves relating to historical periods for uncertain tax positions in continuing operations. Nortel adopted ASC 740 effective January 1, 2007.

The following is a tabular reconciliation of Nortel's change in unrecognized tax benefits under ASC 740 from the beginning to the end of the period:

	2009	2008	2007
Balance as at January 1	$1,631	$1,329	$1,750
Reduction of uncertain tax positions due to exclusion of Equity Investees	(54)	—	—
Increases related to current year tax positions	22	70	27
Increases related to prior year tax positions	308	474	74
Decreases related to prior year tax positions	(74)	(24)	(9)
Expiration of statute of limitations for assessment of taxes	(6)	(3)	(9)
Settlement of tax positions	(8)	(4)	(629)
Foreign exchange	168	(207)	64
Tax rate change	(110)	—	—
Other	(6)	(4)	61
Balance as at December 31	$1,871	$1,631	$1,329

Included in the $308 of uncertain tax positions taken during prior periods is an increase of $251 relating to the decreased net operating losses allocated to NNI as part of the 2001-2005 Advance Pricing Arrangements ("APA") and an increase of $68 relating to additional exposures in respect of investment tax credits claimed in Canada.

At December 31, 2008, Nortel had approximately $1,631 of total gross unrecognized tax benefits of which $54 was from entities that, in 2009, are included in the Equity Investees. As of December 31, 2009, Nortel had $1,871 of total gross unrecognized tax benefits in its consolidated entities. Out of the total gross unrecognized tax benefits of $1,871, $61 represented the amount of unrecognized tax benefits that would favorably affect the effective income tax rate in future periods, if recognized.

Nortel recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2009, Nortel recognized approximately $40 related to interest, penalties and foreign exchange losses, partially offset by a decrease of $4, mainly resulting from changes in the NNI uncertain tax position resulting from the agreement with the U.S. tax authorities. Nortel had accrued approximately $79 and $46 which included $3 relating to entities that, in 2009, are included in the Equity Investees for the payment of interest and penalties as of December 31, 2009 and 2008, respectively.

Nortel believes it is reasonably possible that $997 of its gross unrecognized tax benefit will decrease during the twelve months ending December 31, 2010 with such amounts attributable to possible decreases of $781, resulting from the resolution of the APA between Canada and the U.S., $37.5 due to a payment made to the IRS pursuant to the settlement agreement discussed below, $154 from including unrecognized tax benefits on amended income tax returns, and $24 from the potential settlement of audit exposures in various jurisdictions.

Nortel is subject to tax examinations in all major taxing jurisdictions in which it operates and currently has examinations open in Canada, the U.S., Brazil and certain of the entities included in the Equity Investees have examinations open in France, Australia, and Germany. In addition, Nortel and certain of the entities included in the Equity Investees have ongoing audits in other smaller jurisdictions including, but not limited to, Italy, Poland, Colombia and India. Nortel's 2000 through 2009 tax years remain open in most of these jurisdictions primarily as a result of ongoing negotiations regarding APAs affecting these periods.

Nortel regularly assesses the status of tax examinations and the potential for adverse outcomes to determine the adequacy of the provision for income and other taxes. Specifically, the tax authorities in Brazil have completed an examination of prior taxation years and have issued assessments in the aggregate amount of $88 for the taxation years 1999 and 2000. Nortel is currently in the process of appealing these assessments and has fully provided for the income tax liability in respect of these assessments. In addition, the tax authorities in France issued assessments against one of the Equity Investees in respect of the 2001, 2002 and 2003 taxation years. These assessments collectively propose adjustments to increase taxable income of approximately $1,209, additional income tax liabilities of $48 inclusive of interest, as well as certain increases to withholding and other taxes of approximately $96 plus applicable interest and penalties. Nortel withdrew from discussions at the tax auditor level during the first quarter of 2007 and has entered into Mutual Agreement Procedures with the competent authority under the Canada-France tax treaty to settle the dispute and avoid double taxation. Nortel believes that it has adequately provided for the tax adjustments that are more likely than not to be realized as a result of these ongoing examinations.

Nortel had previously entered into APAs with the U.S. and Canadian taxation authorities in connection with its intercompany transfer pricing and cost sharing arrangements between Canada and the U.S. These arrangements expired in 1999 and 2000. In 2002, Nortel filed APA requests with the taxation authorities in the U.S., Canada and the U.K. that applied to the 2001 through 2005 taxation years ("2001-2005 APA"). In September 2008, the Canadian tax authorities provided the U.S. tax authorities with a supplemental position paper regarding the 2001-2005 APA under negotiation. The supplemental position paper suggested a material reallocation of losses from the U.S. to Canada. During the year ended December 31, 2009, Nortel received details from the U.S. and Canadian tax authorities concerning the settlement of the 2001-2005 APA. The agreement between the tax authorities mandates a reallocation of losses from NNI to NNL in the amount of $2,000 for the tax years ending 2001 to 2005. The agreement makes no mention of an appropriate transfer pricing method for the 2001-2005 APA. In December 2009, Nortel agreed to accept the agreement between the tax authorities and the resulting reallocation of losses from NNI to NNL. In February 2010, Nortel and the U.S. and Canadian taxing authorities executed the 2001-2005 APA.

During the third quarter of 2009, the U.S. Debtors filed an objection to a claim filed by the Internal Revenue Service ("IRS") on August 20, 2009. The IRS claim asserted an unsecured priority claim against NNI for the tax years 1998-2007, for income taxes due in the amount of approximately $1,805, and interest to the Petition Date in the amount of approximately $1,163 for an aggregate amount of approximately $2,968 ("IRS Claim"), and an unsecured non-priority claim for penalties (including interest thereon) to August 20, 2009 in the amount of approximately $49 for a total claim of approximately $3,017. The IRS Claim also included an unassessed, unliquidated and contingent U.S. federal FICA withholding tax claim. On October 13, 2009, the U.S. Debtors obtained an order approving a stipulation between NNI and the IRS pursuant to which the IRS waived its claims against certain assets of the ES business in exchange for NNI's acknowledgement of a claim in favor of the IRS for not less than $9.8 and a lien against certain proceeds of the ES sale for such amount. The stipulation reserved all rights of both NNI and the IRS in respect of all other aspects of the IRS Claim. In consideration for a settlement payment of $37.5, the IRS has agreed to release all of its claims against NNI and other members of NNI's consolidated tax group for the years 1998 through 2008 and has agreed that NNI and its consolidated tax group is entitled to a federal net operating loss carryforward of $814 as of January 1, 2009, inclusive of the APA adjustments. As a result of this settlement, the IRS has stipulated that its claim against NNI filed in the Chapter 11 Proceedings in the amount of approximately $3,017, is reduced to the $37.5 settlement payment. NNI made the settlement payment of $37.5 on February 22, 2010.

Nortel continues to apply the transfer pricing methodology proposed in the 2001-2005 APA requests to the other parties subject to the transfer pricing methodology in preparing its tax returns and its accounts for its 2001 to 2005 taxation years. The other parties are the U.K., France, Ireland and Australia.

During 2007 and 2008, Nortel requested new bilateral APAs for tax years 2007 through at least 2010 (2007-2010 APA), for Canada, the U.S. and France, with a request for rollback to 2006 in the U.S. and Canada, following methods generally similar to those requested for 2001 through 2005. During the second quarter of 2009 the Canadian tax authority requested that Nortel rescind its 2007-2010 application as a result of the uncertain commercial environment.

Although Nortel continues to apply the transfer pricing methodology that was requested in the 2007-2010 APA to the 2006 through to the 2008 taxation years, the ultimate outcome is uncertain and the ultimate reallocation of losses cannot be determined at this time. Other than in the U.S., there could be a further material shift in historical earnings between the above mentioned parties. If these matters are resolved unfavorably, they could have a material effect on Nortel's consolidated financial position, results of operations and/or cash flows.

As described in note 2, during the year ended December 31, 2009, the U.S. Debtors, Canadian Debtors and EMEA Debtors entered into the IFSA, see note 2, which constitutes a full and final settlement of certain 2009 TPA Payment obligations arising from post-petition services and expenses. As a result of this agreement, NNI has paid NNL $157, which together with one $30 payment previously made by NNI to NNL provides for a full and final settlement of TPA Payments for the period from the Petition Date to September 30, 2009. Similarly, except for two shortfall payments totaling $20, the IFSA provides for a full and final settlement of any and all TPA Payments owing between certain EMEA entities and the U.S. and Canada for the period from the Petition Date through December 31, 2009.

As discussed in note 2, on December 23, 2009, Nortel announced certain of its other Canadian and U.S. subsidiaries that have filed for creditor protection in Canada or the U.S., entered into the FCFSA, which provides, among other things, for the settlement of certain intercompany claims, including in respect of amounts determined to be owed by NNL to NNI under Nortel's transfer pricing arrangements for the years 2001 through 2005. As part of the settlement, NNL has agreed to the establishment of the FCFSA Claim in the CCAA Proceedings in favor of NNI in the net amount of approximately $2,063, which claim will not be subject to any offset.

As discussed in note 2, as a consequence of the Creditor Protection Proceedings, certain amounts of intercompany payables to the APAC Agreement Subsidiaries in the APAC region as of the Petition Date became impaired. To enable the APAC Agreement Subsidiaries to continue their respective business operations and to facilitate any potential divestitures, the Debtors have entered into the APAC Agreement. As a result, the APAC Agreement will effect a full and final settlement for certain payments owing and that may or could be owing among the APAC Agreement Subsidiaries, or between an APAC Agreement Subsidiary and a Canadian Debtor, pursuant to certain distribution and transfer pricing agreements.

The following is a reconciliation of income taxes, calculated at the Canadian combined federal and provincial income tax rate, to the income tax benefit (expense) included in the consolidated statements of operations for each of the years ended December 31:

	2009	2008	2007
Income (taxes)/recovery at Canadian rates (2009 — 31.4%; 2008 — 31.4%, 2007 — 34%)	$ (279)	$ 402	$ (149)
Difference between Canadian rates and rates applicable to subsidiaries in the U.S. and other jurisdictions	(300)	98	59
Valuation allowances on tax benefits	682	(3,160)	(902)
Tax effect of tax rate changes	(193)	(4)	(29)
Tax benefit of investment tax credits, net of valuation allowance	1	29	29
Adjustments to provisions and reserves	(201)	(55)	(10)
Foreign withholding and other taxes	(38)	(25)	(24)
Non-deductible impairment of goodwill, net of valuation allowance	(19)	(574)	
Non taxable gains	206		
Impact of non-taxable/(non-deductible) items and other differences	19	96	(96)
Income tax benefit (expense)	$ (122)	$(3,193)	$(1,122)
Details of Nortel's income (loss):			
Earnings (loss) from continuing operations before income taxes and equity in net loss of associated companies and Equity Investees:			
Canadian, excluding gain (loss) on sales of businesses and assets	$ 463	$(1,386)	$ (431)
U.S. and other, excluding gain (loss) on sale of businesses and assets	424	95	838
Gain (loss) on sales of businesses and assets	—	10	31
	$ 887	$(1,281)	$ 438
Income tax benefit (expense):			
Canadian, excluding gain (loss) on sales of businesses and assets	$ (5)	$(1,135)	$(1,070)
U.S. and other, excluding gain (loss) on sales of businesses and assets	(117)	(2,058)	(52)
Gain (loss) on sales of businesses and assets	—	—	—
	$ (122)	$(3,193)	$(1,122)
Income tax benefit (expense):			
Current	$ (105)	$ (140)	$ (103)
Deferred	(17)	(3,053)	(1,019)
Income tax benefit (expense)	$ (122)	$(3,193)	$(1,122)
Details of movement in valuation allowance			
Opening valuation allowance	$(6,231)	$(3,389)	$(4,431)
Reduction in valuation allowance due to exclusion of Equity Investees	1,398		
Implementation of FIN 48, net of current period activity	143	6	1,676
Amounts charged to income tax benefit (expense)	463	(3,331)	(1,036)
Amounts charged to other comprehensive loss	(44)	(194)	103
UK capital loss settlement, net of FIN 48 Implementation	0	—	555
Other (additions)/ deductions[a][b]	(637)	677	(256)
Closing valuation allowance	$(4,908)	$(6,231)	$(3,389)

(a) The significant components of other (additions) deductions for 2009 include an increase of ($495) due to the effects of foreign exchange and an increase of ($140) relating to additional capital losses recorded during the year.

(b) The significant components of other (additions) deductions for 2008 include an increase of ($30) related to operating losses acquired as part of the Novera acquisition that were added to our deferred tax asset, offset by a decrease of $707 due to the effects of foreign exchange.

The following table shows the significant components included in deferred income taxes as of December 31:

	2009	2008
Assets:		
Tax benefit of loss carryforwards	$ 2,146	$ 3,230
Investment tax credits, net of deferred tax liabilities	1,427	1,262
Other tax credits	287	123
Deferred revenue	46	212
Provisions and reserves	338	364
Post-retirement benefits other than pensions	235	231
Plant and equipment	181	194
Pension plan liabilities	199	414
Deferred compensation	15	90
Other	68	167
	4,942	6,287
Valuation allowance	(4,908)	(6,231)
	34	56
Liabilities:		
Unrealized foreign exchange and other	21	24
	21	24
Net deferred income tax assets	$ 13	$ 32

In Canada, the Federal and Ontario governments signed a Memorandum of Agreement that provides for the federal administration of Ontario corporate income tax by the Canada Revenue Agency. To achieve this Ontario harmonization, Ontario has adopted the Federal definition of taxable income and Federal tax attributes have replaced Ontario tax attributes resulting in a transitional debit or credit. As a result of the harmonization, there are no transitional taxes payable. During 2009, Nortel reduced its Ontario tax attributes and recorded a transitional credit of approximately $169 which is fully offset by a valuation allowance. The transitional tax credit is included in other tax credits and can be applied to reduce Ontario taxes payable over a five year period commencing with the first tax year ending in 2009.

Other than for NNL's investment in LGN, Nortel has not provided for foreign withholding taxes or deferred income tax liabilities for temporary differences related to the undistributed earnings of foreign subsidiaries since Nortel does not currently expect to repatriate earnings that would create any material tax consequences. It is not practical to reasonably estimate the amount of additional deferred income tax liabilities or foreign withholding taxes that may be payable should these earnings be distributed in the future.

Nortel is in the process of amending a number of previously filed tax returns as a result of the restatements of its financial statements. Most of the significant unamended tax returns reflected tax losses and Nortel does not expect any material impact to either tax expense or deferred tax liabilities. As of December 31, 2009 Nortel has accrued an income tax liability of $15 for interest and tax exposures relating to the restated Canadian tax returns.

As of December 31, 2009, Nortel had the following net operating and capital loss carryforwards and tax credits which are scheduled to expire in the following years:

	Net Operating Losses	Capital Losses[a]	Tax Credits[b]
2010 – 2012	$ 163	$—	$ 9
2013 – 2015	456	142	13
2016 – 2021	170	—	841
2022 – 2029	1,078	—	536
Indefinitely	5,394	—	28
	$7,261	$142	$1,427

(a) The capital losses may only be used to offset future capital gains. Nortel has recorded a full valuation allowance against this future tax benefit.

(b) Global investment tax credits of $1, $29, and $29 have been applied against the income tax provision in 2009, 2008 and 2007, respectively. Unused tax credits can be utilized to offset taxes payable primarily in Canada.

14. Employee benefit plans

Plan Description

Nortel maintains various retirement programs covering substantially all of its employees, consisting of defined benefit, defined contribution and investment plans.

Nortel has multiple capital accumulation and retirement programs, including: defined contribution and investment programs available to substantially all of its North American employees and traditional defined benefit programs that are closed to new entrants. Although these programs represent Nortel's major retirement programs and may be available to employees in combination and/or as options within a program, Nortel also has smaller pension plan arrangements in other countries.

Nortel also provides other benefits, including post-retirement benefits and post-employment benefits. Employees previously enrolled in the capital accumulation and retirement programs offering post-retirement benefits are eligible for company sponsored post-retirement health care and/or death benefits, depending on age and/or years of service. Substantially all other employees have access to post-retirement benefits by purchasing a Nortel-sponsored retiree health care plan at their own cost.

Nortel's policy is to fund registered defined benefit pension benefits based on accepted actuarial methods as permitted by regulatory authorities. Other post-retirement and post-employment benefits are funded as claims are incurred. The funded amounts reflect actuarial assumptions regarding compensation, interest and other projections. See note 2 regarding changes to the funding of Canadian registered defined benefit pension plans, post-retirement and post-employment benefits. Pension and other post-retirement benefit costs reflected in the consolidated statements of operations are based on the projected benefit method of valuation.

PBGC termination of the U.S. Retirement Income Plan

On July 17, 2009, the PBGC provided a notice to NNI that the PBGC had determined under the Employee Retirement Income Securities Act of 1974 ("ERISA") that: (i) the Nortel Networks Retirement Income Plan (the "Retirement Income Plan"), a defined benefit pension plan sponsored by NNI, will be unable to pay benefits when due; (ii) under Section 4042(c) of ERISA, the Retirement Income Plan must be terminated in order to protect the interests of participants and to avoid any unreasonable increase in the liability of the PBGC insurance fund; and (iii) July 17, 2009 was to be established as the date of termination of the Retirement Income Plan. On the same date, the PBGC filed a complaint in the Middle District of Tennessee against NNI and the Retirement Plan Committee of the Nortel Networks Retirement Income Plan seeking to proceed with termination of the Retirement Income Plan though this was not served against Nortel. NNI worked to voluntarily assign trusteeship of the Retirement Income Plan to the PBGC and avoid further court involvement in the termination process.

On September 8, 2009, pursuant to an agreement between the PBGC and the Retirement Plan Committee, the Retirement Income Plan was terminated with a termination date of July 17, 2009, and the PBGC was appointed trustee of the plan. The PBGC withdrew the complaint it had filed in the Middle District of Tennessee. As a result of the PBCG termination, Nortel recorded the impacts of the settlement in accordance with ASC 715-30. A settlement gain of $86 was recorded to earnings in the U.S. in the third quarter of 2009 in reorganization items.

The PBGC has filed a proof of claim against NNI and each of the Debtors in the Chapter 11 Proceedings for the unfunded benefit liabilities of the Nortel Networks Retirement Income Plan, a defined benefit pension plan sponsored by NNL, ("U.S. Pension Plan") in the amount of $593. The PBGC has also filed unliquidated claims for contributions necessary to satisfy the minimum funding standards, a claim for insurance premiums, interest and penalties, and a claim for shortfall and amortization charges. Under ERISA, the PBGC may have the ability to impose certain claims and liens on NNI and certain NNI subsidiaries and affiliates (including liens on assets of certain Nortel entities not subject to the Creditor Protection Proceedings). Nortel has recorded a liability of $334 representing Nortel's current best estimate of the expected allowed claim amount in accordance with ASC 852 in relation to these claims. To the extent that information available in the future indicates a difference from the recognized amounts, the provision will be adjusted.

Settlement Agreement with Former and Disabled Canadian Employee Representatives

As discussed above in note 2, on February 8, 2010, Nortel entered into the Settlement Agreement in relation to the Canadian registered pension plans, post-retirement benefits and post-employment benefits. The Settlment Agreement is subject to, among other things, the approval of the Canadian Court. The Canadian registered pension plans will be transferred to a new administrator on September 30, 2010. Benefit payments in the Canadian post-retirement benefit plan and the Canadian long-term disability plan will cease on December 31, 2010. The measurements of the Canadian registered pension plans, post-retirement benefits and post-employment benefits at December 31, 2009 were not impacted by the Settlement Agreement. Nortel expects any impact on the remeasurement of these liabilities resulting from the Settlement Agreement to be recorded in 2010.

Impacts of workforce reductions and divestiture activities

As a result of workforce reductions in connection with the Creditor Protection Proceedings and the divestiture activities, Nortel remeasured the post-retirement benefit obligations for the U.S. and Canada and recorded the impacts of these remeasurements in the second, third and fourth quarters of 2009 in accordance with FASB ASC 715-60 "Defined Benefit Plans — Other Post Retirement". Curtailment gains of $31 and $14 were recorded to the statement of operations in the U.S. and Canada, respectively. In addition as a result of the remeasurements, Nortel was required to adjust the liability for impacts from the curtailment gain and changes in assumptions at the re-measurement dates. For the U.S, the net cumulative annual effect of these adjustments was to decrease post-retirement liabilities by $19 and accumulated other comprehensive loss (before tax) by $12. For

Canada, the cumulative annual effect of this adjustment and the related foreign currency translation adjustment was to decrease post-retirement liabilities by $4 and accumulated other comprehensive loss (before tax) by $10.

As a result of workforce reductions in connection with the Creditor Protection Proceedings and the divestiture activities, Nortel remeasured the pension benefit obligations for certain of its Canadian pension plans and recorded the impacts of these remeasurements in accordance with FASB ASC 715-30 "Defined Benefit Plans — Pension" (ASC 715-30) in the third and fourth quarters of 2009. A curtailment loss of $149 and a settlement loss of $49 were recorded to the statement of operations. In addition as a result of the remeasurements, Nortel was required to adjust the liability for impacts from the curtailment loss and changes in assumptions at the re-measurement dates. The cumulative annual effect of these adjustments and the related foreign currency translation adjustments was to increase pension liabilities by $177 and accumulated other comprehensive loss (before tax) by $21.

Adoption of FASB Statement No. 158

In September 2006, the FASB issued SFAS No. 158, which requires an employer to recognize the overfunded or underfunded status of a defined benefit pension and post-retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end statement of financial position was effective for Nortel for its fiscal year ended December 31, 2008.

A measurement date of September 30 had historically been used annually to determine pension and other post-retirement benefit measurements for the pension plans and other post- retirement benefit plans that make up the majority of plan assets and obligations. Beginning in 2008, a measurement date of December 31 was used for all plans in accordance with the guidance in SFAS 158. Under the transition approach selected by Nortel, the measurements determined for the 2007 fiscal year end reporting were used to estimate the effects of the change. Net periodic benefit cost for the period between the 2007 measurement date and the end of 2008 were allocated proportionately between amounts to be recognized as an adjustment of retained earnings and net periodic benefit cost for 2008. This adoption had the effect of increasing accumulated deficit by $33, net of taxes, and increasing accumulated other comprehensive income by $5, net of taxes, as of January 1, 2008.

Pension and Post Retirement Benefits

For the 2009 year-end measurement, the unfavorable impact of decreases in discount rates, foreign currency impacts driven by the weakening of the U.S. Dollar against Canadian Dollar, and increased inflation rates more than offset positive asset returns, Nortel's contributions made to the plans and other accounting assumptions. The effect of the net actuarial loss adjustment and the related foreign currency translation adjustment was to increase accumulated other comprehensive loss including foreign currency translation adjustment (before tax) by $575, increase pension and post-retirement liabilities by $442 and increase net liability in Equity Investees by $133. The unfunded status of the defined benefit plans and post-retirement plans decreased to $1,583 as of December 31, 2009 from $2,119 as of December 31, 2008 primarily as a result of the deconsolidation of the Equity Investees in 2009 who had an unfunded status of $902 as of December 31, 2008, the termination of the U.S. Retirement Income Plan described above, and the actuarial losses described above, partially offset by foreign exchange movements on the Canadian plans.

The following details the unfunded status of the defined benefit plans and post-retirement benefits other than pensions, and the associated amounts recognized in the consolidated balance sheets as of December 31:

	Defined Benefit Pension Plans		Post-Retirement Benefits	
	2009	2008	2009	2008
Change in benefit obligation:				
Benefit obligation — beginning	$ 6,786	$ 9,265	$ 520	$ 745
Impact of deconsolidation of Equity Investees	(3,122)	—	—	—
Service cost[a]	14	70	2	4
Interest cost[a]	231	617	35	50
Plan participants' contributions[a]	—	6	10	12
Plan amendments	—	—	—	—
Actuarial loss (gain)	514	(565)	25	(131)
Special and contractual termination benefits[b]	6	8	—	—
Curtailments and settlements[b]	(937)	(74)	(24)	—
Benefits paid[a]	(403)	(663)	(48)	(62)
Foreign exchange	384	(1,878)	49	(98)
Benefit obligation — ending	$ 3,473	$ 6,786	$ 569	$ 520
Change in plan assets:				
Fair value of plan assets — beginning	$ 5,187	$ 8,073	$ —	$ —
Impact of deconsolidation of Equity Investees	(2,220)	—	—	—
Actual return on plan assets	305	(1,047)	—	—
Employer contributions[a]	53	331	38	50
Plan participants' contributions[a]	—	6	10	12
Plan settlements	(804)	(74)	—	—
Benefits paid[a]	(403)	(663)	(48)	(62)
Foreign exchange	341	(1,439)	—	—
Fair value of plan assets — ending	$ 2,459	$ 5,187	$ —	$ —
Net amount recognized	$(1,014)	$(1,599)	$(569)	$(520)
Amounts recognized in the accompanying consolidated balance sheets consist of:				
Liabilities subject to compromise	$(1,001)	$ —	$(569)	$ —
Other liabilities — long-term	(7)	(1,557)	—	(476)
Other liabilities — current	(6)	(43)	—	(44)
Other assets	—	1	—	—
Net amount recognized	$(1,014)	$(1,599)	$(569)	$(520)
Amounts recognized in accumulated other comprehensive income (loss) — before tax — consists of:[c]				
Prior service cost (credit)	$ 5	$ 8	$ (34)	$ (67)
Net actuarial loss (gain)	1,826	1,631	(77)	(103)
Net amount recognized	$ 1,831	$ 1,639	$(111)	$(170)

(a) 2008 includes October 1st to December 31st, 2007 settlement and interest cost, plan participants' contributions, employer contributions, and benefits paid, which are effects due to adoption of SFAS 158 measurement requirements.

(b) Curtailments, settlements, and special and contractual termination benefits resulted from the 2008 Restructuring Plan, 2009 Restructuring Plan, and Post-Petition Date Cost Reduction Activities in conjunction with divestiture activities in 2009, as set out in notes 11 and 12.

(c) Includes accumulated other comprehensive income (loss) amounts related to the Equity Investees.

The accumulated benefit obligation for all defined benefit plans was $3,465 and $6,682 at December 31, 2009 and 2008, respectively. The following details selected information for defined benefit plans, all of which have accumulated benefit obligations in excess of the fair value of plan assets as of December 31. The majority of the decrease from 2008 to 2009 is a result of the deconsolidation of the Equity Investees.:

	2009	2008
Projected benefit obligation	$3,468	$6,763
Accumulated benefit obligation	$3,462	$6,663
Fair value of plan assets	$2,455	$5,163

The following details the amounts recognized in other comprehensive income (loss), including foreign currency translation adjustments (before tax), including the other comprehensive income (loss) related to the Equity Investees, for the years ended December 31:

	Defined Benefit Pension Plans		Post-Retirement Benefits	
	2009	2008	2009	2008
Prior service cost (credit)	$ —	$—	$—	$ —
Amortization of prior service (cost) credit	(3)	(4)	9	13
Net actuarial loss (gain)	547	865	22	(119)
Amortization of net actuarial (loss) gain	(83)	(39)	9	—
Curtailment	(28)	—	20	—
Settlement	(241)	(11)	—	—
Net recognized in other comprehensive income (loss)	$ 192	$811	$ 60	$(106)

Assuming current funding rules and plan design, the estimated amounts in accumulated other comprehensive income (loss) to be recognized as components of pension expense (credit) during the next fiscal year are as follows:

	Defined Benefit Pension Plan	Post-Retirement Benefits	Total
Prior service cost (credit)	$ 3	$ (6)	$ (3)
Net actuarial loss (gain)	$116	$(11)	$105

The following details the components of net pension expense and the underlying assumptions for the defined benefit pension plans for the years ended December 31:

	2009	2008	2007
Pension expense:			
Service cost	$ 14	$ 46	$ 117
Interest cost	231	490	479
Expected return on plan assets	(218)	(516)	(504)
Amortization of prior service cost	2	4	4
Amortization of net losses	3	32	105
Settlement and curtailment losses (gains)	113	11	(1)
Special and contractual termination benefits	6	7	4
Net pension expense	$ 151	$ 74	$ 204
Weighted-average assumptions used to determine benefit obligations as of December 31:			
Discount rate	5.8%	6.4%	5.8%
Rate of compensation increase	3.5%	2.8%	4.5%
Weighted-average assumptions used to determine net pension expense for years ended December 31:			
Discount rate	7.1%	5.8%	5.1%
Expected rate of return on plan assets	7.0%	7.1%	7.1%
Rate of compensation increase	2.3%	4.5%	4.5%

The following details the net cost components and underlying assumptions of post-retirement benefits other than pensions for the years ended December 31:

	2009	2008	2007
Post-retirement benefit cost:			
Service cost	$ 2	$ 3	$ 3
Interest cost	35	40	37
Amortization of prior service cost	(9)	(10)	(14)
Amortization of net losses (gains)	(9)	—	—
Curtailment losses (gains)	(45)	—	—
Net post-retirement benefit cost	$(26)	$ 33	$ 26
Weighted-average assumptions used to determine benefit obligations as of December 31:			
Discount rate	6.0%	6.9%	5.8%
Weighted-average assumptions used to determine net post-retirement benefit cost for years ended December 31:			
Discount rate	6.0%	5.8%	5.4%
Weighted-average health care cost trend rate	7.2%	6.5%	6.6%
Weighted-average ultimate health care cost trend rate	4.9%	4.7%	4.7%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects for the years ended December 31:

	2009	2008	2007
Effect on aggregate of service and interest costs			
1% increase	$ 1	$ 3	$ 3
1% decrease	$ (1)	$ (2)	$ (2)
Effect on accumulated post-retirement benefit obligations			
1% increase	$ 18	$ 16	$ 43
1% decrease	$(16)	$(14)	$(36)

As of December 31, 2009, the expected benefit payments for the next ten years for the defined benefit pension plans and the post-retirement benefits other than pensions are as follows, along with the expected reimbursement amounts related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MPDIM Act"):

	Defined Benefit Pension Plans	Post-Retirement Benefit Plans	Expected MPDIM Act Subsidy (Post-Retirement Benefit Plans)
2010	$ 255	$ 49	$ 2
2011	252	49	2
2012	254	48	3
2013	252	48	3
2014	253	47	4
2015-2019	1,242	227	27

The amounts described in the table above, may be significantly affected by the Creditor Protection Proceedings. In particular, as a result of the Creditor Protection Proceedings, Nortel's current expectations regarding its defined benefit pension plans and post-retirement and post-employment benefit plans in 2010 and beyond is uncertain at this time and is subject to change. If the Settlement Agreement is approved by the Canadian Court, Nortel will only fund the Canadian Pension Plans through September 30, 2010 and the Canadian post-retirement benefits and post-employment benefits through December 31, 2010.

The target investment allocation percentages for plan assets and the year end percentages based on actual asset balances of the defined benefit plans as of December 31 are as follows:

	2009		2008	
	Target	Actual	Target	Actual
Debt instruments	70%	69%	52%	50%
Equity securities	30%	31%	46%	46%
Other	0%	0%	2%	4%

The primary investment performance objective is to obtain competitive rates of return on investments at or above their assigned benchmarks while minimizing risk and volatility by maintaining an appropriately diversified portfolio. The benchmarks selected are industry-standard and widely-accepted indices. The defined benefit plans maintain a long-term perspective in regard to investment philosophy and return expectations which are reflective of the fact that the liabilities of the defined benefit plans mature over an extended period of time. The investments have risk characteristics consistent with underlying defined benefit plan demographics and liquidity requirements, and are consistent and compliant with all regulatory standards.

Pension plan assets are valued using various fair value methodologies. Common stock and preferred stock are valued using quoted market prices. Corporate bonds and government and agency obligations are valued using market prices. Unit Trust bonds are valued based on net asset value ("NAV"). The NAV per unit is based on the closing market prices and accruals of the securities in the fund's portfolio, or total value of the fund divided by the number of units currently issued and outstanding. There were no significant changes to the valuation techniques used during the period.

The following table sets forth by level, within the fair value hierarchy, the assets within the defined benefit pension plans at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Investments at fair value:				
Common stock	$ 710	$ —	$ 5	$ 715
Cash & cash equivalents — interest bearing	4	46	—	50
Corporate bonds	—	234	8	242
Preferred stock	10	—	1	11
Government and agency obligations	—	1,069	17	1,086
Sundry assets (misc)	7	2	2	11
Unit Trust bonds	344	—	—	344
Total investments	$1,075	$1,351	$ 33	$2,459

The following table presents the changes in the Level 3 fair value category for the assets within the defined benefit pension plans:

	January 1, 2009	Earnings	F/X	Purchases, Sales, Issuances, and (Settlements)	Transfers In and/or (out) of Level 3	December 31, 2009
Investments at fair value:						
Common stock	$—	$—	$—	$ 5	$—	$ 5
Corporate bonds	38	—	—	2	(32)	8
Preferred stock	—	—	—	1	—	1
Government and agency obligations	22	(1)	3	—	(7)	17
Swaps	17	—	—	—	(17)	—
Sundry Assets (misc)	8	—	—	(2)	(4)	2
Total investments	$ 85	$ (1)	$ 3	$ 6	$(60)	$ 33

The primary method of managing risk within the portfolio is through diversification among and within asset categories, and through the utilization of a wide array of active and passive investment managers. Broadly, the assets are allocated between debt and equity instruments. Included within the debt instruments are government and corporate fixed income securities, money market securities, mortgage-backed securities and inflation indexed securities. Generally, these debt instruments are considered investment grade. Included in equity securities are developed and emerging market stocks of companies at a variety of capitalization levels. The securities are predominantly publicly traded. The amount of employer and related-party securities that the defined benefit plans may hold is governed by the statutory limitations of the jurisdictions of the applicable plans. Included in equity securities of the defined benefit plans are no NNC common shares, held directly or through pooled funds. Through the use of the portfolio construction practices described in this paragraph, the total portfolio, in aggregate, is diversified and structured to mitigate the likelihood of an unintended concentration of risk within the plan assets.

As a policy, assets within the defined benefit plans are reviewed to the target allocations at least on a quarterly basis and adjustments made as appropriate. The plans commission periodic asset and liability studies to determine the optimal allocation of the portfolio's assets. These studies consider a variety of the plan characteristics, including membership, benefits and liquidity needs, and utilize mean-variance analysis of historic and projected investment returns to develop a range of acceptable asset mixes among a variety of asset classes.

To develop the expected long-term rate of return on assets assumption, Nortel considered the weighted-average historical returns and the future expectations for returns for each asset class.

Assuming current funding rules, current plan design, and the Settlement Agreement, which remains subject to the approval of the Canadian Court, estimated 2010 cash contributions to Nortel's defined benefit pension plans and its post-retirement plans are approximately $20 and $44, respectively. 2010 cash contributions to these plans have been and will be significantly impacted as a result of the Creditor Protection Proceedings.

Under the terms of certain defined contribution plans, eligible employees may contribute a portion of their compensation to an investment plan. Based on the specific program in which the employee is enrolled, Nortel matches a percentage of the employee's contributions up to a certain limit. In certain other defined contribution plans, Nortel contributes a fixed percentage of employees' eligible earnings to a defined contribution plan arrangement. The cost of these investment plans was $76, $103 and $97 for the years ended December 31, 2009, 2008 and 2007, respectively.

15. Acquisitions and divestitures

Acquisitions

The following table sets out certain information for the acquisitions completed by Nortel in 2008. All of these acquisitions were accounted for using the purchase method. The consolidated financial statements include the operating results of each of these businesses as of their respective dates of acquisition. No acquisitions were completed by Nortel in 2009.

Acquisition	Closing Date	Purchase Price	Goodwill	Acquired Technology	Other Intangibles	Net Tangible Assets
Novera Optics, Inc.[a]	01-Aug-08	$18	$ 9	$ 9	$—	$—
Pingtel Corp.[b]	08-Aug-08	6	—	6	—	—
DiamondWare, Ltd.[c]	19-Aug-08	5	—	3	2	—
LG Electronics Inc. — Wireless Local Loop[d]	08-Aug-08	3	—	—	—	3

(a) On August 1, 2008, LG — Nortel acquired 100% of the issued and outstanding stock of Novera Optics Korea Inc. and Novera Optics, Inc. ("Novera") for $18, plus up to an additional $10 based on achievement of business milestones. Novera was a privately-held company specializing in fiber-optic access solutions that extend high-speed carrier Ethernet services from optical core networks to customer premises.
(b) On August 8, 2008, Nortel purchased substantially all of the assets and certain liabilities of Pingtel Corp. ("Pingtel") from Bluesocket Inc. ("Bluesocket") for $4 in cash, and up to $4 based on the achievement of future business milestones plus the return of Nortel's existing equity interest in Bluesocket which had been acquired for $2. Pingtel, a software-based unified communication solutions designer, was a wholly owned subsidiary of Bluesocket.
(c) On August 19, 2008, Nortel acquired 100% of the issued and outstanding stock of Diamondware, Ltd. ("Diamondware") for $5 in cash and up to $3 based on achievement of future business milestones. Diamondware was a privately-held company, specializing in high-definition, proximity-based 3D positional voice technology.
(d) On August 8, 2008, LGN purchased certain assets and liabilities of LGE's Wireless Local Loop ("WLL") business for $3. The WLL products include fixed wireless terminals over CDMA and GSM licensed cellular networks.

Divestitures

In addition to the significant divestitures described in note 2, Nortel completed the following other divestitures during the year ended December 31, 2009.

Decision on Mobile WiMAX Business and Alvarion Agreement

On January 29, 2009, Nortel announced that it decided to discontinue its mobile WiMAX business and end its joint agreement with Alvarion Ltd. Nortel worked closely with Alvarion and its mobile WiMAX customers to transition and/or settle its contractual obligations during the year to help ensure that ongoing support commitments are met without interruption or alternative settlements are reached that mutually benefit Nortel and its customers.

Layer 4-7 Data Portfolio

On February 19, 2009, Nortel announced that it had entered into a stalking horse asset purchase agreement to sell certain portions of its Layer 4-7 data portfolio, including certain Nortel Application Accelerators, Nortel Application Switches and the Virtual Services Switch, to Radware for approximately $18. Nortel received orders from the U.S. Court and Canadian Court that established bidding procedures for an auction that allowed other qualified bidders to submit higher or otherwise better offers. Nortel subsequently received orders from the U.S. Court and Canadian Court approving the transaction with Radware as the successful bidder and on March 31, 2009, Nortel completed this divestiture. The proceeds from the divestiture have been classified as restricted cash in long-term assets and are currently held in escrow, pending allocation as determined through Creditor Protection Proceedings. A portion of the gain related to the sale of this business is included in discontinued operations and the remainder is held by the Equity Investees.

Calgary Facility

Nortel previously announced that it had entered into an agreement of purchase and sale dated as of April 27, 2009, with The City of Calgary, Alberta, for the sale of its facility in Calgary for a purchase price of CAD$97, subject to certain standard adjustments. The sale was approved by the Canadian Court on May 15, 2009 and the sale was completed on June 15, 2009 for a final purchase price of CAD$97. Nortel recorded a gain of $28 on the sale of the Calgary facility.

Packet Core Assets

As discussed in note 2, in October 2009 Nortel completed the sale of its Packet Core Assets to Hitachi and gain on disposal of $8 has been recognized in the fourth quarter of 2009.

CDMA and LTE Access assets

As discussed in note 2, in November 2009 Nortel completed the sale of substantially all of its CDMA business and LTE Access assets to Ericsson and a gain on disposal of $1,202 has been recognized in the fourth quarter of 2009.

Enterprise Solutions business

As discussed in note 2, in December 2009 Nortel completed the sale of substantially all the assets of its ES business to Avaya and a gain on disposal of $756 has been recognized in the fourth quarter of 2009.

16. Long-term debt

Long-term debt

The following table shows the components of long-term debt as of December 31 prior to the Creditor Protection Proceedings (see notes 1 and 2):

	2009[b]	2008
LIBOR + 4.25% Floating rate Notes due July 15, 2011	$1,000	$1,000
1.75% Convertible Senior Notes due April 15, 2012	575	575
10.125% Fixed rate Notes due July 15, 2013	550	550
2.125% Convertible Senior Notes due April 15, 2014	575	575
10.75% Fixed rate Notes due July 15, 2016	1,119	1,119
6.875% Notes due September 1, 2023	200	200
7.875% Notes due June 15, 2026[a]	150	150
Other long-term debt with various repayment terms and a weighted-average interest rate of 0% for 2009 and 7.54% for 2008	—	1
Fair value adjustment attributable to hedged debt obligations	51	65
Obligation associated with a consolidated VIE with interest rate of 0% for 2009 and 4.86% for 2008	—	82
Obligations under capital leases and sale leasebacks with a weighted-average interest rate of 10.47% for 2009 and 9.48% for 2008	127	203
	4,347	4,520
Less: Long-term debt subject to compromise	4,306	
Less: Long-term debt due within one year	—	19
Long-term debt	$ 41	$4,501

(a) Notes were issued by Nortel Networks Capital Corporation, an indirect wholly owned finance subsidiary of NNI, and are fully and unconditionally guaranteed by NNL.

As of December 31, 2009, the amounts of long-term debt payable, excluding the amounts classified as subject to compromise, for each of the years ending December 31, consisted of:

2010	$—
2011	—
2012	—
2013	—
2014	—
Thereafter	41
Total long-term debt payable	$ 41

Senior notes offering

On May 28, 2008, NNL completed the offering of the 2016 Fixed Rate Notes issued May 2008.

The net proceeds received from the sale of the 2016 Fixed Rate Notes issued May 2008 were approximately $655, after deducting discount on issuance of $7 and commissions and other offering expenses of $13. On June 16, 2008, Nortel used these net proceeds, together with available cash, to redeem, at par, $675 outstanding principal amount of its 4.25% Notes due 2008.

Convertible notes offering

On March 28, 2007, Nortel completed an offering of $1,150 aggregate principal amount of unsecured convertible senior notes ("Convertible Notes") to repay a portion of the $1,800 aggregate principal amount of 4.25% Convertible Senior Notes due on September 1, 2008 ("4.25% Notes due 2008"), issued by Nortel on August 15, 2001. The Convertible Notes consist of $575 principal amount of senior convertible notes due 2012 ("2012 Notes") and $575 of senior convertible notes due 2014 ("2014 Notes"). In each case, the principal amount of Convertible Notes includes $75 issued pursuant to the exercise in full of the over-allotment options granted to the initial purchasers. The 2012 Notes pay interest semi-annually at a rate per annum of 1.75% and the 2014 Notes pay interest semi-annually at a rate per annum of 2.125%.

The net proceeds from the sale of the Convertible Notes was approximately $1,127 after deducting commissions payable to the initial purchasers and other offering expenses. On September 28, 2007, Nortel redeemed at par value $1,125, plus accrued and unpaid interest, of its $1,800 outstanding principal amount of 4.25% Notes due 2008.

17. Financial instruments and hedging activities

Risk management

Nortel's net earnings (loss) and cash flows may be negatively impacted by fluctuation in interest rates, foreign exchange rates and equity prices. To effectively manage these market risks, in prior years Nortel had entered into foreign currency forwards, foreign currency swaps, foreign currency option contracts, interest rate swaps and equity forward contracts. Nortel did not hold or issue derivative financial instruments for trading purposes. As a result of the Creditor Protection Proceedings the financial institutions that were counterparties in respect of these transactions terminated the related instruments. Consequently, Nortel no longer has any such financial instruments outstanding and is now fully exposed to these interest rate and foreign currency risks and is expected to stay exposed at least until the conclusion of the Creditor Protection Proceedings.

Foreign currency risk

Given Nortel's exposure to international markets, prior to the commencement of the Creditor Protection Proceedings Nortel entered into option or forward contracts to limit its exposure to exchange fluctuations on future revenue or expenditure streams expected to occur within a twelve-month period or economically hedge the impact of foreign exchange rates on existing monetary assets and liabilities.

The following table provides the total notional amounts of the purchase and sale of currency options and forward contracts as of December 31:

	2009			2008		
	Buy	Sell	Net Buy / (Sell)	Buy	Sell	Net Buy / (Sell)
Options[a]:						
Canadian dollar	—	—	—	$ 13	$ 13	$ 0
Forwards[a]:						
Canadian dollar	—	—	—	$316	$206	$110
British pound	—	—	—	£195	£ 24	£171
Euro	—	—	—	40€	50€	(10)€
Other (U.S. dollar)	—	—	—	$ 0	$ 44	$(44)

(a) All amounts are stated in source currency.

Interest rate risk

Prior to the commencement of the Creditor Protection Proceedings, Nortel entered into interest rate swap contracts to minimize the impact of interest rate fluctuations on the fair value of its long-term debt. These contracts swapped fixed interest rate payments for floating rate payments and certain swaps were designated as fair value hedges. The fair value adjustment related to the effective portion of interest rate swaps and the corresponding fair value adjustment to the hedged debt obligation included within long-term debt were recorded to interest expense within the consolidated statements of operations. These swap contracts had remaining terms to maturity of up to six years.

On July 5, 2006, Nortel entered into interest rate swaps to convert the fixed interest rate exposure under the 2016 Fixed Rate Notes and the 2013 Fixed Rate Notes to a floating rate equal to LIBOR plus 4.9% and LIBOR plus 4.4%, respectively. Nortel assessed hedge effectiveness in accordance with ASC 815 and concluded that this hedging strategy was effective at offsetting changes in the fair value of the 2013 Fixed Rate Notes in 2008. The interest rate swap hedging the 2016 Fixed Rate Notes did not meet the hedge effectiveness criteria and remained a non-designated hedging strategy until termination. In 2008, Nortel unwound the interest rate swap hedging the 2016 Fixed Rate Notes and recorded a gain of $2. The cumulative impact to net earnings (loss) was a $1 loss for the year ended December 31, 2008.

The following table provides a summary of interest rate swap contracts and their aggregated weighted-average rates as at and for the year ended December 31, 2008:

	2008
Interest rate swap contracts:	
Received-fixed swaps — notional amount	$ 550
Average fixed rate received	10.4%
Average floating rate paid	9.0%

Fair value

The estimated fair values of the financial instruments in the table below reflect approximate amounts at which they could be exchanged in a current transaction between willing parties. The fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Specifically, the fair value of interest rate swaps and forward contracts reflected the present value of the expected future cash flows if settlement had taken place on December 31, 2008; the fair value of option contracts reflected the cash flows due to or by Nortel if settlement had taken place on December 31, 2008; and the fair value of long-term debt instruments reflected a current yield valuation based on observed market prices as of December 31, 2009 and 2008. Accordingly, the fair value estimates are not necessarily indicative of the amounts that Nortel could potentially realize in a current market exchange.

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities:				
Long-term debt due within one year[(a)]	$ —	$ —	$ —	$—
Long-term debt including amounts subject to compromise[(a)]	$4,169	$2,821	$4,169	$911
Derivative financial instruments net asset (liability) position:				
Interest rate swap contracts[(b)]	$ —	$ —	$ 83	$ 83
Forward and option contracts[(c)]	$ —	$ —	$ (19)	$ (19)

(a) Excludes capital leases, variable interest entities (VIEs) and hedging obligations
(b) Recorded in other assets.
(c) Comprised of other assets of $43 and other liabilities of $62 as of December 31, 2008.

Concentrations of risk

Nortel has from time to time, used derivative instruments to limit exposures related to foreign currency, interest rate and equity price risk. Nortel does not enter into derivatives for trading or speculative purposes. As at December 31, 2008, Nortel had entered into forward contracts to manage certain foreign exchange cash flows, which contracts were not designated as hedges in accordance with ASC 815, and interest rate swaps to manage the debt instruments fair value risk, which were designated and accounted for as fair value hedges under ASC 815. During the quarter ended March 31, 2009 all interest rate swap and foreign exchange contract derivatives were terminated.

Nortel limits its credit risk by dealing with counterparties that are considered to be of reputable credit quality. Nortel's cash and cash equivalents are maintained with several financial institutions in the form of short-term money market instruments, the balances of which, at times, may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore are expected to bear minimal credit risk. Nortel seeks to mitigate such risks by spreading its risk across multiple counterparties and monitoring the risk profiles of these counterparties. However, as a consequence of our Creditor Protection Proceedings, Nortel is more reliant on a limited number of financial institutions for cash management, thereby increasing our counterparty credit risk.

Nortel performs ongoing credit evaluations of its customers and, with the exception of certain financing transactions, does not require collateral from its customers. Nortel's customers are primarily in the enterprise and telecommunication service provider markets. Nortel's global market presence has resulted in a large number of diverse customers which reduces concentrations of credit risk. Nortel receives certain of its components from sole suppliers. Additionally, Nortel relies on a limited number of contract manufacturers and suppliers to provide manufacturing services for its products. As part of the transformation of Nortel's supply chain from a vertically integrated manufacturing model to a virtually integrated model, Nortel has outsourced substantially all of its manufacturing capacity, and divested associated assets, to contract manufacturers, including Flextronics. As a result, a significant portion of Nortel's supply chain is concentrated with Flextronics. The inability of a contract manufacturer or supplier to fulfill supply requirements of Nortel could materially impact future operating results.

Transfers of receivables

In 2009, 2008 and 2007, Nortel entered into various agreements to transfer certain of its receivables. These receivables were transferred at discounts of nil, $2 and $2 from book value for the years ended December 31, 2009, 2008 and 2007, respectively, at annualized discount rates of approximately 0% to 2%, 1% to 9% and 0% to 8% and for the years ended December 31, 2009, 2008 and 2007, respectively. Certain receivables have been sold with limited recourse for each of the years ended December 31, 2009, 2008 and 2007.

Under certain agreements, Nortel has continued as servicing agent and/or has provided limited recourse. The fair value of these servicing obligations is based on the market value of servicing the receivables, historical payment patterns and appropriate discount rates as applicable. Generally, trade receivables that are sold do not experience prepayments. Also, Nortel has not historically experienced significant credit losses with respect to receivables sold with limited recourse and, as such, no liability was recognized.

As of December 31, 2009 and 2008, total accounts receivable transferred and under Nortel's management were $12 and $13, respectively.

There is a possibility that the actual performance of receivables or the cost of servicing the receivables will differ from the assumptions used to determine fair values at the transfer date and at each reporting date. Assuming hypothetical, simultaneous, unfavorable variations of up to 20% in credit losses, discount rate used and cost of servicing the receivables, the pre-tax impact on the value of the retained interests and servicing assets would not be significant.

Proceeds from receivables for the years ended December 31 were as follows:

	2009	2008	2007
Proceeds from new transfers of financial assets	$ 1	$126	$ 43
Proceeds from collections reinvested in revolving period transfers	$ 2	$ 14	$ 12
Repurchases of receivables	$—	$ (14)	$(39)

18. Guarantees

Nortel's requirement to make payments (either in cash, financial instruments, other assets, NNC common shares or through the provision of services) to a third party will be triggered as a result of changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, a liability or an equity security of the guaranteed party or a third party's failure to perform under a specified agreement.

The following table provides a summary of Nortel's guarantees as of December 31, 2009

	Carrying Amount of Liability	Maximum Potential Liability[m]
Business sale and business combination agreements		
Third party claims[a]	$ 1	$ 4
Sales volume guarantee[b]	9	10
Intellectual property indemnification obligations[c]	—	—
Lease agreements[d]	—	12
Receivable securitizations[e]	—	—
Other indemnification agreements		
EDC Support Facility[f]	18	81
Specified price trade-in rights[g]	—	—
Global Class Action Settlement[h]	—	—
Sale lease-back[i]	—	4
Real estate indemnification[j]	—	—
Bankruptcy[k]	—	1
UK Defined Benefit Plan guarantee[l]	—	—
Total	$ 28	$112

(a) Includes guarantees in connection with agreements for the sale of all or portions of an investment or a Nortel business, including certain discontinued operations and guarantees related to the escrow of shares as part of business combinations in prior periods. Nortel has indemnified the purchaser of an investment or a Nortel business in the event that a third party asserts a claim against the purchaser that relates to a liability retained by Nortel relating to business events occurring prior to the sale, such as tax, environmental, litigation and employment matters. In certain agreements, Nortel also indemnifies counterparties for losses incurred from litigation that may be suffered by counterparties arising under guarantees related to the escrow of shares in business combinations. Some of these types of guarantees have indefinite terms while others have specific terms extending to no later than 2012. As of December 31, 2009, Nortel has not made any payments to settle such obligations and does not expect to do so in the future. However, an immaterial amount has been accrued for these guarantees, based on the probability of payout and expected payout, if required.

(b) In conjunction with the sale of a subsidiary to a third party, Nortel guaranteed to the purchaser that specified annual sales volume levels would be achieved by the business sold over a ten-year period ended December 31, 2007. Nortel's guarantee to the purchaser was governed by the laws of the purchaser's jurisdiction. As such, the purchaser has the right to claim such payments under the volume guarantee until January 31, 2018, under the statute of limitations of such jurisdiction. As of December 31, 2009, Nortel has not made any payments to settle such obligations and does not expect to do so in the future.

(c) Nortel has periodically entered into agreements with customers and suppliers that include intellectual property indemnification obligations that are customary in the industry. These agreements generally require Nortel to compensate the other party for certain damages and costs incurred as a result of third party intellectual property obligations arising from these transactions. These types of guarantees typically have indefinite terms; however, under some agreements, Nortel has provided specific terms extending to February 2011. As of December 31, 2009, Nortel has not made any payments to settle such obligations and does not expect to do so in the future.

(d) Nortel has entered into agreements with its lessors to guarantee the lease payments of certain assignees of its facilities. Generally, these lease agreements relate to facilities Nortel vacated prior to the end of the term of its lease. These lease agreements require Nortel to make lease payments throughout the lease term if the assignee fails to make scheduled payments. Most of these lease agreements also require Nortel to pay for facility restoration costs at the end of the lease term if the assignee fails to do so. These lease agreements have expiration dates through June 2015. As of December 31, 2009, Nortel has not made any payments to settle such obligations and does not expect to do so in the future. However, an immaterial amount has been accrued for this liability, based on the probability of payout and expected pay-out, if required.

(e) Nortel has agreed to indemnify certain of its counterparties in certain receivables securitization transactions. Certain receivables securitization transactions include indemnifications requiring the repurchase of the receivables, under certain conditions, if the receivable is not paid by the obligor. The indemnification provisions generally expire upon the earlier of either expiration of the securitization agreements, which extended through 2009, or collection of the receivable amounts by the purchaser. As of December 31, 2009, Nortel has not made any payments to settle such obligations and does not expect to do so in the future. However, an immaterial amount has been accrued for this liability, based on the probability of payout and expected pay-out, if required.

(f) Nortel has also agreed to indemnify EDC under the EDC Support Facility against any legal action brought against EDC that relates to the provision of support under the EDC Support Facility. Approximately $18 has been paid out to third party beneficiaries by EDC under guarantees supporting Nortel performance obligations. Nortel has reimbursement obligations to EDC for such payments. As of December 31, 2009, Nortel has not made any payments to settle such obligations and does not expect to do so during the pendency of the Creditor Protection Proceedings.

(g) Nortel has identified specified price trade-in rights in certain customer arrangements that qualify as guarantees. These types of guarantees generally apply over a specified period of time and extend through to June 2010. As of December 31, 2009, Nortel has not made any payments to settle such obligations and does not expect to do so in the future. However, an immaterial amount has been accrued for this liability, based on the probability of payout and expected pay-out, if required.

(h) On March 17, 2006, in connection with the agreements to settle two significant U.S. and all but one Canadian class action lawsuits, which became effective on March 20, 2007 following approval of the agreements by the appropriate courts (Global Class Action Settlement), Nortel announced that it had reached an agreement with the lead plaintiffs on the related insurance and corporate governance matters, including Nortel's insurers agreeing to pay $229 in cash towards the settlement and Nortel agreeing with its insurers to certain indemnification obligations. Nortel believes that it is unlikely that these indemnification obligations will materially increase its total cash payment obligations under the Global Class Action Settlement. As of December 31, 2009, Nortel has not made any significant payments to settle such obligations and does not expect to do so in the future.

(i) On June 27, 2007, NNL entered into a sale lease-back agreement where it agreed to provide an indemnity to the purchaser with respect to union and employee termination matters. The sale agreement requires NNL to compensate the purchaser for any costs in the event that NNL fails to effectively satisfy termination obligations to union employees; if a reinstatement application is brought by the union or non-union employees; or if the purchaser is required to re-hire selected union employees. The indemnification provision expires upon the retirement of the last former employee. The nature of the indemnification prevents Nortel from making a reasonable estimate of the maximum term of the indemnification. As of December 31, 2009, Nortel has not made any payments to settle such obligations and does not expect to do so in the future. However, an immaterial amount has been accrued for this liability, based on the probability of payout and expected pay-out, if required.

(j) On February 14, 2008, NNI entered into an agreement whereby it indemnified the landlord of a property against certain obligations that the sub-tenant may assert against the landlord. The nature of the indemnification prevents Nortel from making a reasonable estimate of the maximum term of the indemnification. As of December 31, 2009, Nortel has not made any payments to settle such obligations and does not expect to do so in the future.

(k) On February 28, 2008, NNL entered into a guarantee agreement in which it agreed to repay to the bankruptcy estate of a certain debtor, any interim dividends paid from the bankruptcy estate that NNL is not entitled to in the event that a creditor steps forward with a claim that requires a re-distribution of funds between the creditors. The nature of the indemnification prevents Nortel from making a reasonable estimate of the maximum term of the indemnification. As of December 31, 2009, Nortel has not made any payments to settle such obligations and does not expect to do so in the future. However, an immaterial amount has been accrued for this liability, based on the probability of payout and expected pay-out, if required.

(l) NNL has irrevocably and unconditionally guaranteed NNUK's punctual performance under the U.K. defined benefit pension plan funding agreement ("Pension Guarantee"). Nortel's obligations under the Pension Guarantee are reflected in the recognition of the investment in net liabilities of Equity Investees. See Note 28.

(m) The nature of some guarantees and indemnification arrangements generally prevents Nortel from making a reasonable estimate of the maximum potential amount it could be required to pay under such agreements. For this reason, no amount has been included in the disclosure in these circumstances.

Product warranties

The following summarizes the accrual for product warranties that was recorded as part of other accrued liabilities in the consolidated balance sheet as of December 31. The December 31, 2008 balance includes balances related to the Equity Investees:

	2009	2008
Balance at the beginning of the year	$ 186	$ 214
Adjustments for deconsolidation of Equity Investees	(24)	—
Payments	(130)	(178)
Warranties issued	129	213
Revisions	(82)	(63)
Transferred to liabilities held for sale	(21)	—
Balance at the end of the year	$ 58	$ 186

19. Fair Value

Nortel adopted the provisions of ASC 820 applicable to financial assets and liabilities measured at fair value on a recurring basis and to certain non-financial assets and liabilities that are measured at fair value on a recurring basis, effective January 1, 2008. ASC 820 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC 820, among other things, requires Nortel to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value hierarchy

ASC 820 provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Nortel's assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1: Quoted prices for identical instruments in active markets that are observable.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are non-active; inputs other than quoted prices that are observable, and derived from or corroborated by observable market data.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable. This hierarchy requires the use of observable market data when available.

Determination of fair value

The following section describes the valuation methodologies used by Nortel to measure different instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is classified. Where applicable, the descriptions include the key inputs and significant assumptions used in the valuation models.

Investments

When available, Nortel uses quoted market prices to determine fair value of certain exchange-traded equity securities; such items are classified in Level 1 of the fair value hierarchy.

Certain investments are valued using the Black-Scholes Merton option-pricing model. Key inputs include the exchange-traded price of the security, exercise price, shares issuable, risk free rate, forecasted dividends and volatility. Such items are classified in Level 2 of the fair value hierarchy.

Nortel has an investment in the Fund, which, prior to the suspension of trading activities of the Fund's shares, was classified as cash and cash equivalents. The portion of this investment which has not been distributed back to Nortel is currently classified in Level 3 of the fair value hierarchy. See note 7 for more information.

The assets within Nortel's defined benefit pension plan are valued using fair value instruments. Nortel primarily utilizes observable (Level 1 and Level 2) inputs in determining the fair value of the assets. See note 14 for additional information.

Derivatives

The majority of derivatives entered into by Nortel are valued using standard valuation techniques as no quoted market prices exist for the instruments. The valuation technique used and inputs required depend on the type of derivative. The principal techniques used to value these instruments are through comparing the rates at the time that the derivatives were acquired to the period-end rates quoted in the market. Depending on the type of derivative, the valuation could be calculated through either discounted cash flows or the Black-Scholes-Merton option-pricing model. The key inputs depend upon the type of derivative, and include interest rate yield curves, foreign exchange spot and forward rates, zero curves and expected volatility. The item is placed in Level 2 or Level 3 depending on whether the significant inputs are observable or not. Level 2 includes Nortel's hedging activities. Level 3 includes embedded derivatives related to commercial or purchase contracts.

All outstanding interest rate swap and foreign exchange contract derivatives at December 31, 2008 were terminated in the quarter ended March 31, 2009 and Nortel has no outstanding material derivatives at December 31, 2009. As a result of these terminations, Nortel recognized loss of $5 on interest rate swaps and a loss of $5 on foreign exchange contracts in the year ended December 31, 2009.

Long-term debt

Nortel's publicly traded debt instruments are valued using quoted market prices and are classified as Level 1 in the fair value hierarchy. The carrying amount of Nortel's publicly traded debt as at December 31, 2009 was $4,169.

Market valuation adjustments

The fair value of derivative instruments and other financial liabilities must include the effects of Nortel's and the counterparty's non-performance risk, including credit risk. Nortel has incorporated its own and its counterparty's credit risk into the determination of fair value of its derivatives, where applicable. See note 17 for more information.

The following table presents for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value	Level 1	Level 2	Level 3
Assets				
Derivatives	$ —	$ —	$—	$—
Reserve Primary Fund	24	—	24	—
Employee benefit trust	73	73	—	—
Total assets	$ 97	$ 73	$ 24	$—
Liabilities				
Long-term debt	$2,821	$2,821	$—	$—
Total liabilities	$2,821	$2,821	$—	$—

The following table presents the changes in the Level 3 fair value category for the year ended December 31, 2009:

	January 1, 2009	Net Realized/Unrealized Gains (Losses) included in		Purchases, Sales, Issuances and (Settlements)	Transfers in and/or (out) of Level 3	December 31, 2009
		Earnings	Other			
Assets						
Derivatives	$20	$(19)	$—	$—	$ (1)	$—
Auction rate securities	$19	$(19)	$—	$—	$—	$—

20. Commitments

Bid, performance-related and other bonds

Nortel has entered into bid, performance-related and other bonds associated with various contracts. Bid bonds generally have a term of less than twelve months, depending on the length of the bid period for the applicable contract. Other bonds primarily relate to warranty, rental, real estate and customs contracts. Performance-related and other bonds generally have a term consistent with the term of the underlying contract. The various contracts to which these bonds apply generally have terms ranging from one to five years. Any potential payments which might become due under these bonds would be related to Nortel's non-performance under the applicable contract. Historically, Nortel has not made material payments under these types of bonds, and as a result of the Creditor Protection Proceedings, does not anticipate that it will be required to make such payments during the pendency of the Creditor Protection Proceedings.

The following table sets forth the maximum potential amount of future payments under bid, performance-related and other bonds, net of the corresponding restricted cash and cash equivalents, as of December 31:

	2009	2008
Bid and performance-related bonds[a]	$ 83	$167
Other bonds[b]	21	57
Total bid, performance-related and other bonds	$104	$224

(a) Net of restricted cash and cash equivalent amounts of $26 and $4 as of December 31, 2009 and 2008, respectively.

(b) Net of restricted cash and cash equivalent amounts of $45 and $7 as of December 31, 2009 and 2008, respectively.

Venture capital financing

Nortel has entered into agreements with selected venture capital firms where the venture capital firms make and manage investments in start-up businesses and emerging enterprises. The agreements require Nortel to fund requests for additional capital up to its commitments when and if requests for additional capital are solicited by any of the venture capital firms. Nortel had remaining commitments, if requested, of $11 as of December 31, 2009. These commitments expire at various dates through to 2017.

Purchase commitments

Nortel has entered into purchase commitments with certain suppliers under which it commits to buy a minimum amount or percentage of designated products or services in exchange for price guarantees or similar concessions. In certain of these agreements, Nortel may be required to acquire and pay for such products or services up to the prescribed minimum or forecasted purchases. As of December 31, 2009, Nortel had aggregate purchase commitments of $9 compared with $29 as of December 31, 2008. In accordance with Nortel's agreements with certain of its inventory suppliers, Nortel records a liability for firm, non-cancelable, and unconditional purchase commitments for quantities purchased in excess of future demand forecasts.

The following table sets forth the expected purchase commitments to be made over the next several years:

	2010	2011	2012	Thereafter	Total Obligations
Purchase commitments	$7	$2	$—	$—	$9

Amounts paid by Nortel under the above purchase commitments during the years ended December 31, 2009, 2008 and 2007 were $14, $29 and $31, respectively. See note 2 for further information regarding update to purchase commitments with Flextronics.

Operating leases and other commitments

As of December 31, 2009, the future minimum payments under operating leases, sale lease-backs with continuing involvement, outsourcing contracts, special charges related to lease commitments accrued for as part of restructuring contract settlement, and lease costs and related sublease recoveries under contractual agreements consisted of:

	Operating Leases	Sale Lease-Backs	Outsourcing Contracts	Special Charges	Sublease Income
2010	$ 32	$ 2	$ 2	$ 3	$(12)
2011	25	1	1	3	(11)
2012	19	—	1	3	(4)
2013	17	—	1	3	(1)
2014	11	—	1	1	(1)
Thereafter	6	—	—	—	(1)
Total future minimum payments	$110	$ 3	$ 6	$ 13	$(30)

Rental expense on operating leases for the years ended December 31, 2009, 2008 and 2007, net of applicable sublease income, amounted to $61, $118 and $129, respectively.

Expenses related to outsourcing contracts for the years ended December 31, 2009, 2008 and 2007 amounted to $18, $34 and $47, respectively, and were for services provided to Nortel primarily related to a portion of its information services function. The amount payable under Nortel's outsourcing contracts is variable to the extent that Nortel's workforce fluctuates from the baseline levels contained in the contracts. The table above shows the minimum commitment contained in the outsourcing contracts.

Nortel and Microsoft Corporation Alliance

In the third quarter of 2006, Nortel and Microsoft Corporation ("Microsoft") entered into a four-year agreement, with provisions for extension, to form a strategic alliance to jointly develop, market and sell communications solutions. Under the agreement, Nortel and Microsoft agreed to collaborate on product development spanning enterprise, mobile and wireline carrier solutions. On December 18, 2009 and concurrent with Nortel's divestiture of substantially all of the assets of its ES business globally, including the shares of NGS and DiamondWare, Ltd., to Avaya Inc., Nortel and Microsoft terminated this agreement. The most significant surviving obligation of Nortel in connection with the termination of this agreement is to provide licenses to any covered technologies that are patented by Nortel before January 1, 2011. A patent cross license agreement remains in effect until the expiration of the last of the licensed patents to expire.

Microsoft provided Nortel $52 in marketing and telephony systems integration funds to be offset against marketing costs incurred by Nortel. In addition, Nortel could borrow up to $40 in research and development funds over the initial four year term of the agreement, but no borrowings occurred prior to termination of the agreement.

Microsoft and Nortel each retain all revenues from sales or licenses of each party's respective software, sales or leasing of each party's respective hardware and delivery of services to customers and partners in accordance with separate agreements with each parties' respective channel partners and/or customers.

21. Financing arrangements and variable interest entities

Customer financing

Historically, Nortel has facilitated customer financing agreements through customer loans and Nortel's commitment to extend future financing is generally subject to conditions related to funding, fixed expiration or termination dates, specific interest rates and qualified purposes. Nortel only provides direct customer financing where a compelling strategic customer or technology purpose supports such financing.

Total customer financing as of December 31, 2009 and 2008 was nil and $5, respectively, which included undrawn commitments of nil. During the years ended December 31, 2009 and 2008, Nortel reduced undrawn customer financing commitments by nil, as a result of the expiration or cancellation of commitments and changing customer business plans.

During the years ended December 31, 2009, 2008 and 2007, Nortel recorded net customer financing bad debt expense (recovery) of nil, ($3) and $4, respectively, as a result of settlements and adjustments to other existing provisions. The recoveries and expense were included in the consolidated statements of operations within SG&A expense.

During the years ended December 31, 2009, 2008 and 2007, Nortel did not enter into any new significant agreements to restructure and/or settle customer financing and related receivables.

Consolidation of variable interest entities

Certain lease financing transactions of Nortel were structured through single transaction VIEs that did not have sufficient equity at risk, as defined in ASC 810. Effective July 1, 2003, Nortel prospectively began consolidating two VIEs for which Nortel was considered the primary beneficiary following the guidance of ASC 810, on the basis that Nortel retained certain risks associated with guaranteeing recovery of the unamortized principal balance of the VIEs debt, which represented the majority of the risks associated with the respective VIEs' activities. During 2004, the debt related to one of the VIEs was extinguished and as a result consolidation of this VIE was no longer required. As of December 31, 2009, the remaining VIE is included in the Equity Investees. These amounts represented both the collateral and maximum exposure to loss as a result of Nortel's involvement with the VIE.

Nortel consolidates certain assets and liabilities held in certain employee benefit and life insurance trusts in Canada and the U.K. held for VIEs, but for which Nortel is considered the primary beneficiary under ASC 810.

Nortel has other financial interests and contractual arrangements which would meet the definition of a variable interest under ASC 810, including investments in other companies and joint ventures, customer financing arrangements, and guarantees and indemnification arrangements. As of December 31, 2009 and 2008, none of these other interests or arrangements were considered significant variable interests and, therefore, are not disclosed in Nortel's financial statements.

Transfer of Receivables

Nortel transfers receivables to third party financial institutions either directly or through a special purpose entity to meet the needs for working capital. In 2009, a gross amount of $3 of receivables were transferred at a total cost incurred of nil. $3 of the receivables transferred were accounted for as sales, and nil transferred were accounted for as secured borrowings with corresponding notes payable recorded.

22. Capital stock

Common shares

Nortel is authorized to issue an unlimited number of NNC common shares without nominal or par value. The outstanding number of NNC common shares and prepaid forward purchase contracts included in shareholders' equity consisted of the following as of December 31:

	2009		2008		2007	
	Number	$	Number	$	Number	$
(Number of common shares in thousands)						
Common shares:						
Balance at the beginning of the year	497,893	$35,593	437,423	$34,028	433,935	$33,938
Shares issued pursuant to:						
Share-compensation plans	—	—	999	26	833	24
Common share cancellations[(a)]	(89)	—	—	—	(3)	—
Global Class Action Settlement[(b)]	402	10	59,425	1,539	2,647	69
Other	—	1	46	—	11	(3)
Balance at the end of the year	498,206	$35,604	497,893	$35,593	437,423	$34,028

(a) Relates to NNC common shares surrendered by members and former members of Nortel's core executive team for cancellation in connection with the voluntary undertaking by each such individual to pay over a three year period an amount equal to the return to profitability bonus paid in 2003.

(b) Relates to NNC common shares issued and issuable in connection with the equity component of the Global Class Action Settlement.

Preferred shares

Nortel is authorized to issue an unlimited number of class A preferred shares, which rank senior to the class B preferred shares and the NNC common shares upon a distribution of capital or assets, and an unlimited number of class B preferred shares, which rank junior to the class A preferred shares and senior to the NNC common shares upon a distribution of capital or assets, in each case without nominal or par value. Each of the class A and class B preferred shares is issuable in one or more series, each series having such rights, restrictions and provisions as determined by Nortel's board of directors at the time of issue. None of the class A or class B preferred shares of Nortel have been issued.

23. Earnings (loss) per common share

The following table details the weighted-average number of NNC common shares outstanding for the purposes of computing basic and diluted earnings (loss) per common share for the following periods:

	2009[(a)]	2008[(a)(b)]	2007[(a)(b)]
	(Number of common shares in millions)		
Net earnings (loss) from continuing operations	$ 287	$(4,624)	$ (796)
Net earnings (loss) from discontinued operations	201	(1,175)	(161)
Net earnings (loss)	$ 488	$(5,799)	$ (957)
Basic weighted-average shares outstanding:			
Issued and outstanding	499	498	484
Basic weighted-average shares outstanding	499	498	484
Weighted-average shares dilution adjustments:			
Stock options and other share-based awards	1	—	—
1.75% Convertible Senior Notes (note 16)	18	—	—
2.125% Convertible Senior Notes (note 16)	18	—	—
Diluted weighted-average shares outstanding	536	498	484
Weighted-average shares dilution adjustments — exclusions:			
Stock options and other share-based awards	5	37	33
4.25% Convertible Senior Notes (note 16)	—	—	7
1.75% Convertible Senior Notes (note 16)	—	18	18
2.125% Convertible Senior Notes (note 16)	—	18	18
Basic earnings (loss) per common share:			
from continuing operations	$0.58	$ (9.28)	$(1.65)
from discontinued operations	$0.40	$ (2.36)	$(0.33)
Diluted earnings (loss) per common share:			
from continuing operations	$0.58	$ (9.28)	$(1.65)
from discontinued operations	$0.38	$ (2.36)	$(0.33)

(a) Shares issued or issuable as a result of the Global Class Action Settlement for the years ended December 31, 2009, 2008 and 2007 were 62,866,775, 62,866,775 and 49,432,231 respectively, have been included in the calculation of basic and diluted weighted-average number of NNC common shares outstanding with effect from March, 2007.

(b) As a result of the net loss for the years ended December 31, 2008 and 2007, all potential dilutive securities in these periods are considered anti-dilutive.

24. Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss), net of tax, were as follows:

	2009	2008	2007
Accumulated foreign currency translation adjustment			
Balance at the beginning of the year	537	783	482
Impact of Equity Investees	27	—	—
Change in foreign currency translation adjustment[a]	(170)	(246)	301
Balance at the end of the year	394	537	783
Unrealized gain (loss) on investments — net			
Balance at the beginning of the year	16	26	39
Impact of Equity Investees	—	—	—
Change in unrealized gain (loss) on investments	5	(10)	(13)
Balance at the end of the year[b]	21	16	26
Unrealized derivative gain (loss) on cash flow hedges — net			
Balance at the beginning of the year	—	—	(10)
Impact of Equity Investees	—	—	—
Change in unrealized derivative gain (loss) on cash flow hedges[c]	—	—	10
Balance at the end of the year	—	—	—
Unamortized Pension and Post-Retirement Plan actuarial losses and prior service cost — net			
Balance at the beginning of the year	(1,282)	(572)	(1,132)
Impact of Equity Investees	(24)	—	—
Adoption of FAS 158 — net[d]	—	5	—
Change in unamortized pension actuarial losses and prior service cost[e]	(233)	(715)	560
Balance at the end of the year	(1,539)	(1,282)	(572)
Accumulated other comprehensive income (loss)	$(1,124)	$ (729)	$ 237

(a) The change in the foreign currency translation adjustment was not adjusted for income taxes since it related to indefinite term investments in non-U.S. subsidiaries.

(b) Certain securities deemed available-for-sale by Nortel were measured at fair value. Unrealized holding gains (losses) related to these securities were excluded from net earnings (loss) and were included in accumulated other comprehensive income (loss) until realized. Unrealized gain (loss) on investments was net of tax of nil, for each of the years ended December 31, 2009, 2008 and 2007. During the years ended December 31, 2009, 2008 and 2007, realized (gains) losses on investments of $(3), $8 and nil, respectively, were reclassified to other income (expense) — net in the condensed consolidated statements of operations.

(c) During the years ended December 31, 2009, 2008 and 2007, net derivative gains of nil, nil and $10 were reclassified to other income (expense) — net. Unrealized derivative gain (loss) on cash flow hedges is net of tax of nil, nil and nil for the years ended December 31, 2009, 2008 and 2007, respectively.

(d) Represents non-cash charges to shareholders' equity (deficit) related to the adoption of SFAS 158 (see note 14). The charge is presented net of tax of nil, $5 and nil for the years ended December 31, 2009, 2008 and 2007, respectively.

(e) Represents non-cash charges to shareholders' equity (deficit) related to the change in unamortized pension and post-retirement actuarial losses and prior service cost (see note 14). The charge is presented net of tax of $5, $3 and $91 for the years ended December 31, 2009, 2008 and 2007, respectively. The charge relating to Equity Investees is $2 for the year ended December 31, 2009.

25. Share-based compensation plans

On February 27, 2009, Nortel obtained Canadian Court approval to terminate its equity-based compensation plans (2005 SIP, 1986 Plan and 2000 Plan) and certain equity-based compensation plans assumed in prior acquisitions, including all outstanding equity under these plans (stock options, SARs, RSUs and PSUs), whether vested or unvested, which include stock options, SARs, RSUs and PSUs granted to employees of the Equity Investees. Nortel sought this approval given the decreased value of NNC common shares and the administrative and associated costs of maintaining the plans to itself as well as the plan participants. As at December 31, 2009, all options under the remaining equity-based compensation plans assumed in prior acquisitions had expired. As a result of the cancellation and expiration of the plans, $77 of the remaining unrecognized compensation cost for unvested awards has been recognized as compensation cost in 2009, in addition to expense of $9 attributable to share-based compensation cost incurred in the normal course.

Options

Prior to 2006, Nortel granted options to employees to purchase NNC common shares under two existing stock option plans, the 2000 Plan and the 1986 Plan. Under these two plans, options to purchase NNC common shares could be granted to employees and, under the 2000 Plan, options could also be granted to directors of Nortel. The options under both plans entitled the holders to purchase one NNC common share at a subscription price of not less than 100% (as defined under the applicable plan) of the market value on the effective date of the grant. Subscription prices are stated and payable in U.S. Dollars for U.S. options and in Canadian Dollars for Canadian options. Options granted prior to 2003 generally vested 33-⅓% each year over a three-year period on the anniversary date of the grant. Commencing in 2003, options granted generally vested 25% each year over a four-year period on the anniversary of the date of grant. The term of an option could not exceed ten years.

In 2005, Nortel's shareholders approved the 2005 SIP, a share-based compensation plan, which permitted grants of stock options, including incentive stock options, SARs, RSUs and PSUs to employees of Nortel and its subsidiaries. Nortel generally met its obligations under the 2005 SIP by issuing its NNC common shares. On November 6, 2006, the 2005 SIP was amended and restated effective as of December 1, 2006, to adjust the number of NNC common shares available for grant thereunder to reflect the 1 for 10 consolidation of issued and outstanding NNC common shares. The subscription price for each share subject to an option could not be less than 100% of the market value (as defined under the 2005 SIP) of NNC common shares on the date of the grant. Subscription prices have been stated and payable in U.S. Dollars for U.S. options and in Canadian Dollars for Canadian options. Options granted under the 2005 SIP generally vested 25% each year over a four-year period on the anniversary of the date of grant. Options granted under the 2005 SIP may not have become exercisable within the first year (except in the event of death), and in no case could the term of an option exceed ten years. All stock options granted have been classified as equity instruments based on the settlement provisions of the share-based compensation plans.

At the annual meeting of Nortel's shareholders held on May 7, 2008 ("Meeting"), the following amendments to the 2005 SIP were approved by Nortel's shareholders in accordance with the rules of the Toronto Stock Exchange ("TSX") and New York Stock Exchange ("NYSE") and the terms of the 2005 SIP: (i) an increase in the number of NNC Common Shares issuable under the 2005 SIP; (ii) the addition of certain additional types of amendments to the 2005 SIP or awards under it requiring shareholder approval; and (iii) amendments to reflect current market practices with respect to blackout periods.

During the year ended December 31, 2009 there were no stock options granted or exercised under the 2005 SIP and no NNC common shares issued pursuant to the exercise of stock options granted under the 1986 Plan, the 2000 Plan or the 2005 SIP.

Nortel also assumed stock option plans in connection with the acquisition of various companies. NNC common shares were issuable upon the exercise of options under the assumed stock option plans. The assumed plans were not considered significant to Nortel's overall use of share-based compensation and as at December 31, 2009, all options under the remaining equity-based compensation plans assumed in prior acquisitions had expired.

The following is a summary of the total number of outstanding options under the 2005 SIP, the 2000 Plan, the 1986 Plan and assumed stock options plans and the maximum number of stock options available for grant under the 2005 SIP:

	Outstanding Options[(d)]	Weighted-Average Exercise Price	Weighted-Remaining Contractual Life	Aggregate Intrinsic Value	Available for Grant[(a)]
	(Thousands)		(In Years)	(Thousands)	(Thousands)
Balance at December 31, 2006	29,782	$ 81.72	5.7	$36,952	15,703
Granted options under all stock option plans	4,537	$ 25.24		$ —	(7,180)
Options exercised	(413)	$ 23.44		$ 1,798	—
Options forfeited	(1,187)	$ 37.10			1,570
Options expired	(3,509)	$121.08			3,421
Balance at December 31, 2007	29,210	$ 75.30	5.6	$ 69	13,514
New available common shares					14,000[(b)]
Granted options under all stock option plans	4,525	$ 8.08			(10,221)
Options exercised	—	$ —			—
Options forfeited	(781)	$ 23.52			1,188
Options expired	(3,528)	$127.20			3,503
Options cancelled	(8)	$ 8.00			42
Balance at December 31, 2008	29,418	$ 56.00	5.8	$ —	22,026[(c)]
New available common shares					—
Granted options under all stock option plans	—	$ —			—
Options exercised	—	$ —			—
Options forfeited	(607)	$ 13.69			2,614
Options expired	(487)	$127.73			473
Options cancelled	(28,324)	$ 54.93			(25,113)
Balance at December 31, 2009	—	—	—	—	—

(a) Amount is inclusive of RSUs and PSUs granted, cancelled, forfeited or expired, as applicable. RSUs and PSUs reduce the number of NNC common shares that were available for grant under the 2005 SIP.

(b) Includes 14,116 NNC common shares previously available for issuance under the 2005 SIP in connection with awards of RSUs and/or PSUs.

(c) Represents the additional 14,000 NNC common shares that were approved for issuance under the 2005 SIP by shareholders on May 7, 2008.

(d) Amounts include portion related to the Equity Investees.

SARs

During the year ended December 31, 2009 and prior to the cancellation of the 2005 SIP no stand-alone SARs or tandem SARs were granted and no NNC common shares were issued pursuant to the vesting of SARs granted under the 2005 SIP. As of December 31, 2009, no stand-alone SARs or tandem SARs were outstanding under the 2005 SIP. During the year ended December 31, 2008, Nortel granted 31,199 stand-alone SARs under the 2005 SIP. As of December 31, 2008, 101,956 stand-alone SARs were outstanding under the 2005 SIP. The SARs awarded under the 2005 SIP program were to be settled in cash at the time of exercise. All SARs granted have been classified as liability awards based on their cash settlement provisions.

RSUs

During the year ended December 31, 2009, no share based RSUs were granted under the 2005 SIP. Nortel accounts for cash settled grants as liability awards. All other granted RSUs are settled in NNC common shares based on the terms and conditions of the respective grants and as such have been classified as equity instruments based on the settlement provisions of the 2005 SIP. During the year ended December 31, 2009, there were no NNC common shares issued pursuant to the vesting of RSUs granted under the 2005 SIP.

The following is a summary of the total number of outstanding RSU awards granted:

	Outstanding RSU Awards[(c)(d)] (Thousands)	Weighted-Average Grant Date Fair Value[(a)]	Weighted Average Remaining Contractual Life (In Years)
Balance at December 31, 2006	1,240	$24.74	9.2
Granted RSU awards	2,121	$25.02	
Awards settled[(b)]	(421)	$25.22	
Awards forfeited	(234)	$24.43	
Awards expired	—	$ —	
Balance at December 31, 2007	2,706	$24.86	2.2
Granted RSU awards	3,658	$ 7.93	
Awards settled[(b)]	(1,004)	$25.11	
Awards forfeited	(326)	$17.11	
Awards cancelled	(34)	$ 8.04	
Balance as at December 31, 2008	5,000	$13.05	2.1
Granted RSU awards	—	$ —	
Awards settled[(b)]	—	$ —	
Awards forfeited	(264)	$14.62	
Awards cancelled	(4,736)	$12.96	
Balance as at December 31, 2009	—	$ —	—

(a) RSU awards did not have an exercise price; therefore grant date weighted-average fair value has been calculated. The grant date fair value for the RSU awards is the share price on the date of grant.

(b) The total settlement date fair value of RSUs under the 2005 SIP settled during the years ended December 31, 2009, 2008 and 2007 were nil, $6 and $9, respectively.

(c) Does not include cash-settled RSU awards granted by Nortel.

(d) Amounts include portion related to the Equity Investees.

PSUs

Relative Shareholder Return Metric Awards ("PSU-rTSRs")

Prior to January 1, 2008 all awards of PSU-rTSRs under the 2005 SIP had vesting conditions based on a relative total shareholder return metric and had a 36-month performance period. The extent to which PSU-rTSRs vested and settled at the end of a three year performance period depended upon the level of achievement of certain market performance criteria based on the total shareholder return on the NNC Common Shares compared to the total shareholder return on the common shares of a comparative group of companies included in the Dow Jones Technology Titans Index. Awards of PSU-rTSRs granted after January 1, 2008 had an additional 30-day employment service period in addition to the prior vesting conditions based on the relative total shareholder return metric and a 36-month performance period. The number of NNC Common Shares issued for vested PSU-rTSRs could have ranged from 0% to 200% of the number of PSU-rTSR awards granted.

During the year ended December 31, 2009, no share based PSU-rTSRs (previously defined as "PSUs" in the 2007 Annual Report) were granted under the 2005 SIP. Nortel accounts for cash settled grants as liability awards. All other granted PSU-rTSRs were to be settled in NNC common shares based on the terms and conditions of the respective grants and as such have been classified as equity instruments based on the settlement provisions of the 2005 SIP. During the year ended December 31, 2009, there were no PSU-rTSRs that vested under the 2005 SIP.

The following is a summary of the total number of outstanding PSU-rTSR awards granted:

	Outstanding PSU-rTSR Awards (Thousands)[(c)(d)]	Weighted-Average Grant Date Fair Value[(a)]	Weighted Average Remaining Contractual Life (In Years)
Balance at December 31, 2006	447	$22.44	9.5
Granted PSU awards	523	$21.45	
Awards settled[(b)]	—	$ —	
Awards forfeited	(150)	$22.19	
Awards expired	—	$ —	
Balance at December 31, 2007	820	$21.96	1.5
Granted PSU awards	779	$ 6.84	
Awards settled[(b)]	—	$ —	
Awards forfeited	(45)	$18.63	
Awards expired	—	$ —	
Balance at December 31, 2008	1,554	$14.47	1.3
Granted PSU awards	—	$ —	
Awards settled[(b)]	—	$ —	
Awards forfeited	(1,554)	$14.47	
Awards expired	—	$ —	
Balance at December 31, 2009	—	$ —	—

(a) PSU-rTSR awards do not have an exercise price, therefore grant date weighted-average fair value has been calculated. The grant date fair value for the PSU-rTSR awards was determined using a Monte Carlo simulation model. The number of PSU-rTSR awards expected to vest is based on the grant date Monte Carlo simulation model until actual vesting results are known.

(b) No PSU-rTSRs under the 2005 SIP settled during the years ended December 31, 2009, 2008 and 2007.

(c) Does not include cash-settled PSU-rTSRs awards granted by Nortel.

(d) Amounts include portion related to the Equity Investees.

Management Operating Margin Metric Awards ("PSU-Management OMs")

In March, 2008, Nortel issued PSU-Management OMs, which vested based on the satisfaction of a one-year performance condition an additional 24-month continued service condition and Nortel's Management Operating Margin ("Management OM") exceeding the minimum threshold level of 4.80% or $550 in accordance with Nortel's payout curve for a one year performance period. The number of NNC Common Shares to be issued for vested PSU-Management OMs is determined based on Nortel's Management OM and could have ranged from 0% to 200% of the number of PSU-Management OM awards granted.

During the year ended December 31, 2009, no share based PSU-Management OMs were granted under the 2005 SIP. Nortel accounts for cash settled grants as liability awards. All other PSU-Management OMs granted were settled in NNC common shares based on the terms and conditions of the respective grants and as such have been classified as equity instruments based on the settlement provisions of the 2005 SIP. During the year ended December 31, 2009, there were no PSU-Management OMs that vested under the 2005 SIP.

The following is a summary of the total number of outstanding PSU-Management OMs granted:

	PSU-Management OMs		
	PSU-Management OM Awards Granted (Thousands)[a][c]	Weighted-Average Grant Date Fair Value	Weighted-Average Contractual Life (In Years)
Balance as of December 31, 2007	—	$—	
Granted PSU-Management OMs Awards	1,259	7.92	
Awards settled	—	—	
Awards forfeited	(36)	8.05	
Awards expired	—	—	
Balance as of December 31, 2008[b]	1,223	$7.91	2.0
Granted PSU-Management OMs Awards	—	—	
Awards settled	—	—	
Awards forfeited	(189)	8.05	
Awards cancelled	(1,034)	7.89	
Balance as of December 31, 2009	—	$—	—

(a) Does not include cash-settled PSU-Management OMs granted by Nortel.

(b) Estimated number of NNC common shares that were to be issued based on PSU-Management OMs that were expected to vest, excluding expected service condition forfeitures and based on the full-year Management OM forecast as of December 31, 2008 and Nortel's payout curve in accordance with the terms and conditions of the grant, was 44.

(c) Amounts include portion related to the Equity Investees.

Nonvested shares

Prior to the cancellation and expiration of Nortel's equity-based compensation plans Nortel's nonvested share awards consisted of (i) options granted under all of Nortel's stock option plans and (ii) RSU and PSU awards granted under the 2005 SIP. The fair value of each nonvested share award was calculated using the share price on the date of grant. A summary of the nonvested share awards as of December 31, 2009, and changes throughout the year ended December 31, 2009, is presented below:

	Options		RSU Awards		PSU-rTSR Awards		PSU-Management OM Awards	
	Shares[c] (thousands)	Weighted-Average Exercise Price	Shares[c] (thousands)	Weighted-Average Grant Date Fair Value[a]	Shares[c] (thousands)	Weighted-Average Grant Date Fair Value[b]	Shares[c] (thousands)	Weighted-Average Grant Date Fair Value[a]
Nonvested shares at December 31, 2008	10,097	$17.18	5,000	$13.04	1,554	$14.47	1,223	$7.91
Granted	—	$ —	—	$ —	—	$ —	—	$ —
Vested	—	$ —	—	$ —	—	$ —	—	$ —
Forfeited	—	$ —	(264)	$14.62	(1,554)	$14.47	(189)	$8.05
Cancelled	(10,097)	$17.18	(4,736)	$12.96	—	$ —	(1,034)	$7.89
Nonvested shares at December 31, 2009	—	$ —	—	$ —	—	$ —	—	$ —

(a) RSU and PSU-Management OM awards did not have an exercise price, therefore grant date weighted-average fair value has been calculated. The grant date fair value for the RSU awards is the share price on the date of grant.

(b) PSU-rTSR awards did not have an exercise price, therefore grant date weighted-average fair value has been calculated. The grant date fair value for the PSU-rTSR awards was determined using a Monte Carlo simulation model.

(c) Amounts include portion related to the Equity Investees.

Deferred share units ("DSUs")

Under the DSC Plans, non-employee directors could elect to receive all or a portion of their compensation for services rendered as a director of NNC or NNL, any committees thereof, and as board or committee chairperson, in share units, in cash or a combination of share units and cash. DSUs are credited on a quarterly basis, and the number of share units received is equal to the amount of fees expressed in U.S. Dollars, converted to Canadian Dollars, divided by the market value expressed in Canadian Dollars of NNC common shares on the last trading day of the quarter. Generally, the share units were settled on the fourth trading day following the release of Nortel's financial results after the director ceased to be a member of NNC or NNL boards of directors, and each share unit entitled the holder to receive one NNC common share. The value of the DSU and the related compensation expense is determined and recorded based on the current market price of the underlying NNC common shares on the date of the grant. Common shares were purchased on the open market to settle outstanding share units. As of December 31, 2009 and 2008, as well as for the years ended December 31, 2009, 2008 and 2007, the number of share units outstanding and the DSU expense were not material to Nortel's results of operations and financial condition. As part of the relief sought in the CCAA Proceedings, Nortel requested entitlement to pay the directors their compensation in cash on a current basis, notwithstanding the terms of, or elections under the DSC Plans, during the period in which the directors continue as directors in the CCAA Proceedings. On the Petition Date, the Canadian Court granted an order providing that the directors are entitled to receive remuneration in cash on a then-current basis at then-current compensation levels less an overall

$0.025 reduction. Without this court order, to the extent that directors had elected to receive their compensation in the form of share units, the directors would have received no compensation for their services on a go-forward basis. Since the Petition Date, share units credited under the DSC Plans have not been settled even though several directors have retired from the Nortel Boards.

Limited share purchase plan ("LSPP")

In November 2007, Nortel adopted a limited share purchase plan as a vehicle to enable certain executive officers of Nortel and NNL to purchase NNC common shares to satisfy share ownership guidelines while continuing to comply with an exemption from the SEC short swing profit rules. All shares issued under the LSPP were to be sold for fair market value determined by reference to the volume weighted average trading price of NNC common shares on each of the TSX and the NYSE, whichever was higher. The maximum number of shares that may have been purchased under the LSPP was 450,000 NNC common shares.

Employee stock purchase plans

The ESPPs were terminated effective December 12, 2008. There have been no further purchases of NNC common shares under the ESPPs. Any payment deductions made for the purchase period that began on October 1, 2008 (originally scheduled to end December 31, 2008) were returned to employees, and no additional employee payroll deductions were accepted effective December 12, 2008.

The ESPPs were designed to have four offering periods each year, with each offering period beginning on the first day of each calendar quarter. Eligible employees were permitted to have up to 10% of their eligible compensation deducted from their pay during each offering period to contribute towards the purchase of NNC common shares. NNC common share were purchased on behalf of plan participants in the open market on either the NYSE or TSX for delivery to participating employees. The purchase price per common share to participating employees was effectively equal to 85% of the prices at which common shares were purchased on the TSX for Canadian participants and on the NYSE for all other participants on the purchase date.

The following amendments to the ESPPs were approved by Nortel's shareholders at the Meeting: (i) an increase in the number of NNC Common Shares available for purchase under the ESPPs; (ii) amendments to the ESPPs to permit participation by certain employees of Nortel, its participating subsidiaries and designated affiliate companies who previously were excluded from participating; and (iii) approval of the amended U.S. plan in order to qualify for special tax treatment under Section 423 of the United States Internal Revenue Code.

The purchases under the ESPPs for the years ended December 31 are shown below:

(number of shares in thousands)	2009	2008	2007
Nortel common shares purchased(a)(b)	—	4,331	1,286
Weighted-average price of shares purchased	$—	$ 4.50	$20.26

(a) Compensation expense was recognized for Nortel's portion of the contributions. Nortel contributed an amount equal to the difference between the market price and the employee purchase price.

(b) Amounts include portion related to the Equity Investees.

Share-based compensation

Share-based compensation expense recorded during the years ended December 31 was as follows:

	2009	2008	2007
Share-based compensation expense:			
DSUs[a]	$—	$ 2	$—
Options	44	46	76
RSUs[a]	34	31	23
PSU — rTSRs	7	5	6
PSU — Management OMs	1	—	—
Total share-based compensation expense reported — net of tax[b]	$ 86	$ 84	$105

(a) Compensation related to employer portion of RSUs and DSUs was net of tax of nil in each period.
(b) Includes $30, $34 and $32 recorded in discontinued operations in 2009, 2008 and 2007, respectively.

Prior to the cancellation and expiration of its equity-based compensation plans, Nortel estimated the fair value of stock options and SARs using the Black-Scholes-Merton option-pricing model. The key input assumptions used to estimate the fair value of stock options and SARs include the grant price of the award, the expected term of the award, the volatility of NNC common shares, the risk-free interest rate and Nortel's dividend yield. Nortel believes that the Black-Scholes-Merton option-pricing model adequately captured the substantive features of the option and SAR awards and was appropriate to calculate the fair values of Nortel's options and SARs.

The following ranges of assumptions were used in computing the fair value of stock options and SARs granted for purposes of expense recognition, for the following years ended December 31:

	2008	2007
Black-Scholes Merton assumptions		
Expected dividend yield	0.00%	0.00%
Expected volatility[a]	44.21% –74.28%	41.39% – 53.56%
Risk-free interest rate[b]	1.55% – 3.33%	3.07% – 4.92%
Expected term of options in years[c]	2.64 – 4.50	3.39 – 4.00
Range of fair value per stock option granted	$0.38 – $3.78	$7.89 – $11.86
Range of fair value per SAR granted	$0.002 – $3.13	$2.41 – $10.92

(a) The expected volatility of NNC common shares was estimated using the daily historical share prices over a period equal to the expected term.
(b) Nortel used the five-year U.S. government Treasury Note rate to approximate the four-year risk free rate.
(c) The expected term of the stock options was estimated based on historical grants with similar vesting periods.

The fair value of all RSUs and PSU-Management OMs granted after January 1, 2008 was calculated using the closing share price from NYSE on the date of grant. For RSU awards granted before January 1, 2008, the fair value was calculated using an average of the high and low share prices from the highest trading value of either the NYSE or TSX on the date of the grant. There were no PSU-Management OMs granted before January 1, 2008. Nortel estimated the fair value of PSU-rTSR awards using a Monte Carlo simulation model. Certain assumptions used in the model include (but are not limited to) the following:

	2008	2007
Monte Carlo assumptions		
Beta (range)	N/A	1.20 – 1.88
Risk-free interest rate (range)(a)	1.64% – 2.50%	3.37% –4.66%
Historical volatility(b)	43.96% – 46.88%	N/A

(a) The risk-free interest rate used was the three-year U.S. government treasury bill rate.

(b) In the prior year Beta was used as one of the Monte Carlo assumptions. In 2008, Nortel switched to 3 year historical volatility which matches the expected term of PSUs-rTSRs.

Cash received from exercises under all share-based payment arrangements was nil, insignificant and $10 for the years ended December 31, 2009, 2008 and 2007, respectively. Tax benefits realized by Nortel related to these exercises were nil for each of the years ended December 31, 2009, 2008 and 2007.

26. Liabilities subject to compromise

As described in note 2, as a result of the Creditor Protection Proceedings, pre-petition liabilities may be subject to compromise or may otherwise be affected by a court approved plan and generally, actions to enforce or otherwise effect payment of pre-petition liabilities are stayed. Although pre-petition claims are generally stayed, under the Creditor Protection Proceedings, the Debtors are permitted to undertake certain actions designed to stabilize the Debtors' operations including, among other things, payment of employee wages and benefits, maintenance of Nortel's cash management system, satisfaction of customer obligations, payments to suppliers for goods and services received after the Petition Date and retention of professionals. The Debtors have been paying and intend to continue to pay undisputed post-petition claims in the ordinary course of business. As further described in note 2, under the Creditor Protection Proceedings, the Debtors have certain rights, which vary by jurisdiction, to reject, repudiate or no longer continue to perform various types of contracts or arrangements. Damages resulting from rejecting, repudiating or no longer continuing to perform a contract or arrangement are treated as general unsecured claims and will be classified as liabilities subject to compromise. ASC 854 requires pre-petition liabilities of the debtor that are subject to compromise to be reported at the claim amounts expected to be allowed, even if they may be settled for lesser amounts.

As discussed in note 1, in accordance with ASC 323 and commencing on the Petition Date, Nortel will no longer combine the results of the Equity Investees with its consolidated results. Nortel has accounted for its Equity Investees under the equity method of accounting. Therefore, the liabilities of the Equity Investees that are subject to compromise are not included in the consolidated results.

Liabilities subject to compromise as of December 31, 2009 consist of the following:

	2009
Trade and other accounts payable	$ 207
Restructuring liabilities	163
Long-term debt	4,306
Pension obligations	1,335
Postretirement and post employment benefit obligations	794
Other accrued liabilities	489
Other	64
Total liabilities subject to compromise	$7,358

As at December 31, 2009, the Canadian Debtors and U.S. Debtors have received approximately 6,983 timely-filed claims asserting approximately $39,135 in aggregate outstanding liquidated claims. Some of these timely-filed claims are unliquidated, including NNUK's unliquidated claims with respect to the Pension Guarantee (see note 2), and are not reflected in the aggregate claim amount above. This amount excludes the value of claims that have been withdrawn, expunged, or disallowed by the courts as of December 31, 2009. The Canadian Debtors and U.S. Debtors continue to investigate differences between the claim amounts filed by creditors and claim amounts determined by the Canadian Debtors and U.S. Debtors. Certain claims filed may be duplicative (particularly given the multiple jurisdictions involved in the Creditor Protection Proceedings), based on contingencies that have not occurred, or may be otherwise overstated, and would therefore be subject to revision or disallowance. Nortel determination of its liabilities subject to compromise considers these factors and these liabilities are subject to change as a result of the ongoing investigation of filed proofs of claim by the Canadian Debtors and U.S. Debtors.

Although the U.S. Debtors and Canadian Debtors have and may continue to object to various court filings made throughout the Creditor Protection Proceedings, as at December 31, 2009, 316 claims, including the IRS Claim, had been objected to by the U.S. Debtors; however, as discussed in note 2, the IRS Claim was withdrawn subsequent to year end. Subsequent to December 31, 2009, Nortel withdrew its objection to one claim and the courts entered orders disallowing 314 claims, which orders will reduce the amount of asserted claims noted above by approximately $50. As discussed in note 2 in connection with the FCFSA, NNL has agreed to the establishment of a pre-filing claim in favor of NNI in the CCAA Proceedings in the net amount of approximately $2,063, which claim will not be subject to any offset. Although the Canadian Court and U.S. Court have established bar dates, subject to exceptions, by which certain claims against the relevant Canadian Debtors and U.S. Debtors were required to be filed if the claimants were to receive any distribution under the Creditor Protection Proceedings, certain further claims are and may be permitted. In addition, the Canadian Debtors and U.S. Debtors anticipate that additional claims will be the subject of future objections as such claims are reconciled. Accordingly, the ultimate number and amount of allowed claims is not determinable at this time. See note 2 for additional information on the claims processes.

Since the Petition Date, Nortel has and may continue to enter into court-approved and other agreements relating to settlement of certain pre-Petition Date claim amounts. As at December 31, 2009, the Canadian Debtors and U.S. Debtors have agreed to net payments and forgiveness of accounts receivables in certain circumstances of approximately $128 in the aggregate relating to certain asserted pre-Petition Date claims and related liabilities, subject to adjustment in certain circumstances and excluding liabilities Nortel is required to satisfy pursuant to local legislation and amounts Nortel has agreed to pay pursuant to the IFSA and the FCFSA, as described in note 2. These agreements may also include the release of other disputed and unliquidated amounts as well as certain post-Petition Date claim amounts.

The amounts currently classified as liabilities subject to compromise may be subject to future adjustments depending on actions of the applicable courts, further developments with respect to disputed claims, determinations of the secured status of certain claims, if any, the values of any collateral securing such claims, or other events.

Classification for purposes of these financial statements of any pre-petition liabilities on any basis other than liabilities subject to compromise is not an admission of fact or legal conclusion by Nortel as to the manner of classification, treatment, allowance, or payment in the Creditor Protection Proceedings, including in connection with any plan that may be approved by any relevant court and that may become effective pursuant a court's order.

27. Related party transactions

In the ordinary course of business, Nortel engages in transactions with certain of its equity-owned investees and certain other business partners. These transactions are sales and purchases of goods and services under usual trade terms and are measured at their exchange amounts.

Transactions with related parties for the years ended December 31 are summarized as follows:

	2009	2008	2007
Revenues:			
LGE[(a)]	$ 11	$ 23	$ 22
Vertical Communications, Inc. ("Vertical")[(b)]	12	13	14
Other	30	14	11
Total	$ 53	$ 50	$ 47
Purchases:			
LGE[(a)]	110	169	287
Sasken Communications Technology Ltd. ("Sasken")[(c)]	—	11	28
GNTEL Co., Ltd ("GNTEL")[(d)]	44	79	95
Other	13	19	15
Total	$167	$278	$425

(a) LGE holds a noncontrolling interest in LGN. Nortel's sales and purchases relate primarily to certain inventory-related items. As of December 31, 2009, accounts payable to LGE was net $38, compared to $45 as at December 31, 2008.

(b) LGN currently owns a noncontrolling interest in Vertical. Vertical supports LGN's efforts to distribute Nortel's products to the North American market.

(c) Nortel's purchases from Sasken were related primarily to software and other software development-related purchases. The relationship was terminated during 2008.

(d) Nortel holds a noncontrolling interest in GNTEL through its business venture LGN. Nortel's purchases from GNTEL relate primarily to installation and warranty services. As of December 31, 2009, accounts payable to GNTEL was nil on a net basis, compared to net $14 as at December 31, 2008.

Nortel made capital repayments of $71 to LGE during the year ended December 31, 2009.

As of December 31, 2009 and 2008, accounts receivable from related parties were $8 and $10, respectively. As of December 31, 2009 and 2008, accounts payable to related parties were $40 and $62, respectively.

Transactions with the Equity Investees are also considered related party transactions. See note 28 for information on related party transactions involving the Equity Investees.

28. Investment in Equity Investees

As discussed in note 1, Nortel accounts for its interest in the Equity Investees under the equity method of accounting in accordance with ASC 323, commencing on the Petition Date. As discussed in note 2, the Equity Investees include the EMEA Subsidiaries as well as those entities the EMEA Subsidiaries control, which include certain entities in EMEA as well as certain entities in Australia. Only certain of the entities included in the Equity Investees have filed for creditor protection at December 31, 2009. Under the equity method of accounting, Nortel has recorded its initial investments at their estimated fair value as of the Petition Date, being the date the entities that comprise the Equity Investees were deconsolidated by Nortel. Nortel has subsequently recognized its interests in the losses and capital transactions of the Equity Investees and has given effect to the elimination of unrealized intercompany profits and losses arising from transactions between Nortel and its consolidated subsidiaries and entities that comprise the Equity Investees.

Nortel has determined that, commencing on the Petition Date, it is appropriate to account for its Equity Investees under the equity method of accounting as Nortel exercises significant influence over those entities. Nortel considered several factors in assessing significant influence, including: (i) the intellectual property (IP) used by the EMEA Debtors and the Israeli Debtors is substantially held by NNL and the EMEA Debtors' business cannot operate without such IP; (ii) Nortel continues to operate on a business segment basis that does not for purposes of this analysis align with legal entities, requiring the businesses to operate across regions consistent with its practice prior to the Creditor Protection Proceedings; (iii) the U.K. Administrators' indication that they will work closely, as disclosed in the U.K. Administrators' Statement of Proposals (February 2009), with Nortel, the Canadian Monitor and the U.S. Creditors' Committee, in order to facilitate the Creditor Protection Proceedings; and (iv) management of Nortel and its consolidated entities generally continues to participate in the significant hiring, termination, compensation, operational (including contracting), and budgeting decisions in working with the U.K. Administrators.

At December 31, 2009, Nortel's net investment in the Equity Investees is in a liability position. ASC 323 requires an investor to discontinue recognizing losses once the net investment in the investee reaches zero unless the investor has a commitment to provide support to the investee. Nortel functions as a global entity and Nortel believes that significant economic interdependencies exist among its global subsidiaries evidenced by Nortel's IP and customer relationships that represent the key global value drivers to all of Nortel's businesses. This significant interdependence results in value being created on a global rather than legal entity by legal entity basis. As a result, maximizing the value of any assets through divestiture may not be possible without the participation and cooperation of subsidiaries globally, including the Equity Investees. Due to the continuing involvement with the Equity Investees, as well as NNL's guarantee of the NNUK's pension liability, Nortel is currently unable to conclude that it would be willing to abandon the operations of the Equity Investees and, therefore, continues to recognize losses in excess of its net investment in the Equity Investees.

The following summarizes the combined assets, liabilities and net equity of the Equity Investees at December 31, 2009:

	2009
Assets	$ 1,950
Liabilities	(934)
Liabilities subject to compromise	(1,487)
Minority interest	(63)
Equity in net liabilities of Equity Investees	$ (534)

The following table summarizes financial information for the Equity Investees operations for the year ended December 31, 2009:

	2009
Revenues from continued operations	$ 977
Revenues from discontined operations	481
Total revenues	$1,458
Gross profit	417
Selling, general and adminstrative expense	511
Research and development expense	118
Reorganization items	141
Other	92
Net loss	$ (445)

To provide information that may be useful to the users of these financial statements, the disclosure set out below is provided to identify certain significant events, transactions or balances that have impacted the combined financial information of the Equity Investees.

Employee benefit plans

On January 14, 2009, as a result of the U.K. Administration Proceedings, the U.K. defined benefit pension plan entered the Pension Protection Fund ("PPF") assessment process and all further service cost accruals and contributions ceased. Employees who were currently enrolled in the U.K. defined benefit pension plan were given the option of participating in the U.K. defined contribution scheme. As a result of these changes NNUK remeasured the pension obligations related to the U.K. defined benefit pension plan on January 14, 2009, and recorded the impacts of this remeasurement in the first quarter of 2009 in accordance with ASC 715-30. The ceasing of service cost accruals and changes to key assumptions as a result of the remeasurement resulted in a curtailment gain of approximately $22. In addition as a result of the remeasurement, NNUK was required to adjust the liability for impacts from the curtailment gain, changes in assumptions, and asset losses at the remeasurement date. The effect of this adjustment and the related foreign currency translation adjustment was to increase pension liabilities and accumulated other comprehensive loss (before tax) by $107. This adjustment had no statement of operations impact.

The PPF assessment process can take up to two years, or longer, and will result in the PPF deciding whether it needs to take on the U.K. defined benefit pension plan or whether there are sufficient assets to secure equivalent or greater than PPF benefits through a "buy out" with an insurance company. If the PPF decides it needs to take on the U.K. defined benefit pension plan, the expected claim amount will be significantly more than the carrying amount of the liability.

Wind up of the Ireland defined benefit plan commenced as of April 30, 2009. Employees who were then enrolled in the Ireland defined benefit pension plan were given the option of participating in the Ireland defined contribution scheme. As a result of these changes, Nortel Networks (Ireland) Limited remeasured the pension obligations related to the Ireland defined benefit pension plan on April 30, 2009, and recorded the impacts of this remeasurement in the second quarter of 2009 in accordance with ASC 715-30. The ceasing of service cost accruals resulted in a curtailment gain of approximately $5, of which $0.3 impacted the statement of operations. In addition as a result of the remeasurement, Nortel was required to adjust the liability for impacts from the curtailment gain, changes in assumptions, and asset losses at the re-measurement date. The effect of this adjustment and the related foreign currency translation adjustment was to decrease pension liabilities and accumulated other comprehensive loss (before tax) by $7. The participants in the Ireland defined pension plan were notified in the fourth quarter of 2009 of the initial amounts they will receive under the wind-up of the plan. In a wind up of a pension plan, the participants' payout will be equal to the assets in the pension plan trust. Once a wind up is agreed to, the employer is relieved of any future funding requirements. Any deficit that exists will become a claim through the bankruptcy proceedings. As a result, a settlement gain of $11 was recorded to earnings in Ireland in the fourth quarter of 2009 in reorganization items. Nortel has recorded a liability of $14 representing its current best estimate of the probable claim amount from the trustees for the pension deficit in accordance with ASC 852. To the extent that information available in the future indicates a difference from the recognized amounts, the provision will be adjusted.

In Germany, the Pensions-Sicherungs-Verein (PSV), the German pension insolvency insurer, has agreed to assume pre-filing German pension liabilities on a provisional basis. The PSV has entered into an assessment period. During this assessment period, the PSV is reimbursing German pension payments. If, following the assessment, the PSV concludes that they do not need to assume the liabilities, these payments will need to be reimbursed and the PSV will require that pension payments resume. There have been no changes to service accruals to the Germany pension plans at this time.

Pension expense for the Equity Investees for the year ended December 31, 2009 was $115. During the year ended December 31, 2009, contributions of $35 were made to the defined benefit plans of the Equity Investees. Assuming current funding rules and current plan design, estimated 2010 cash contributions to the defined benefit pension plans in the Equity Investees are $7. Cash contributions in 2010 to these plans are significantly impacted as a result of the Creditor Protection Proceedings. Currently, as a result of the U.K. Administration Proceedings, following Nortel's latest contribution in January 2009, all further contributions to the UK defined benefit pension plan have ceased pursuant to the direction of the U.K. Administrators, which is reflected in the numbers above. Nortel continues to evaluate its pension obligations in the context of the Creditor Protection Proceedings and as a result these amounts may continue to change as a result of events or other factors that are uncertain or unknown at this time.

According to various claims filed by the trustee of the U.K. defined benefit pension plan against certain Debtors, the U.K. defined benefit pension plan has a purported deficit estimated (on a buy-out basis) of £2,100 or $3,100 as at January 2009 which will be an unsecured claim against NNUK (under section 75 of the *Pensions Act 1995* (UK). In January 2010, The Pensions Regulator under *The Pensions Act 2004* (U.K.) ("U.K. Statute") purported to issue a "warning notice" ("Warning Notice") to certain Nortel entities, including Canadian Debtors and U.S. Debtors. The Pensions Regulator is a governmental agency charged with responsibility for regulating the operations and administration of occupational pension schemes in the U.K., such as the U.K. defined benefit pension plan. The Warning Notice is the first step in a process set forth under the U.K. Statute to enable The Pensions Regulator to make "financial support" orders under the U.K. Statute directing affiliates of NNUK to provide financial support for the U.K. defined benefit pension plan. In the Warning Notice, The Pensions Regulator identifies certain Nortel entities, including NNC, NNL, NNI and NNCI as targets of a procedure by The Pensions Regulator for the issuance of a financial support direction ("U.K. Pension Proceeding"). On February 26, 2010, the Canadian Debtors obtained an order of the Canadian Court, which included, among other things, (i) a declaration that the purported commencement of proceedings and exercise of rights by The Pensions Regulator breaches the Initial Order; and (ii) a declaration that any result obtained in the U.K. in breach of the stay under the CCAA Proceedings would not be recognized in the Canadian claims process. Also on February 26, 2010, the U.S. Debtors obtained an order of the U.S. Court providing that the automatic stay of the U.S. Bankruptcy Code is enforceable against the trustee of the U.K. defined benefit pension plan and the PPF and is fully applicable to the U.K. Pension Proceeding. In addition, the order of the U.S. Court provides that with respect to the U.S. Debtors, such proceedings are deemed void and without force or effect.

Assets and liabilities held for sale

At December 31, 2009, the Equity Investees had $392 of assets and $428 of liabilities classified as held for sale relating to the planned sale of substantially all of the assets of Nortel's Optical Networking and Carrier Ethernet businesses and the planned sale of substantially all of Nortel's GSM/GSM-R business.

Liabilities subject to compromise

The Equity Investees include the EMEA Debtors and Israeli Debtors as well as certain non-debtor subsidiaries. Although the French Court and Israeli Court have established bar dates by which certain claims against the relevant EMEA Debtors and Israeli Debtors were required to be filed if the claimants were to receive any distribution under the Creditor Protection Proceedings in those jurisdictions, certain further claims may be permitted. Other than with respect to NNSA, no outside date for the submission of claims has been established in connection with U.K. Administration Proceedings. At this time, Nortel continues to assess the number and aggregate value of timely filed claims with respect to France and Israel.

NNSA has received approximately 261 timely-filed claims asserting approximately €463 in claims, excluding a claim filed by the trustee of the U.K. defined benefit pension plan against NNSA of €2.4, which has been duplicated in similar claims made against other Nortel entities in other jurisdictions. See note 2 for additional information on the claims process and the French Secondary Proceedings. As at December 31, 2009, NNSA had not agreed to make any payments in connection with the settlement of any of these claims and these amounts are subject to change in the event any further claims are allowed to be submitted or any claims amounts are dismissed.

The Israeli Debtors received approximately 220 timely-filed claims asserting approximately ILS 152.8 in claims. See note 2 for additional information on the claims processes and the Israeli Administration Proceedings. On November 24, 2009, the Israeli Court approved a scheme of arrangement for both Israeli Debtors. Pursuant to the scheme of arrangement, ILS 92.2 in the aggregate, relating to pre-filing debts, has been approved for payment by the Israeli Debtors. This amount is comprised of a total of ILS 36.2 settled in cash from the existing cash balance and a total of ILS 56 to be settled based on a ratio of 50/50 (other Nortel entities/local Israeli debtors) up to 100% debt payment, funded by future proceeds received by the Israeli Debtors in connection with Nortel's divestitures of businesses and assets.

No outside date for the submission of claims has been established in connection with U.K. Administration Proceedings.

Liabilities subject to compromise as of December 31, 2009 consist of the following:

	2009
Trade and other accounts payable	$ 136
Restructuring liabilities	115
Long-term debt	79
Pension obligations	1,102
Other accrued liabilities	38
Other	16
Total liabilities subject to compromise	$1,486

The amounts currently classified as liabilities subject to compromise may be subject to future adjustments depending on actions of the applicable courts, further developments with respect to disputed claims, determinations of the secured status of certain claims, if any, the values of any collateral securing such claims, or other events.

Classification for purposes of these financial statements of any pre-petition liabilities on any basis other than liabilities subject to compromise is not an admission against interest or legal conclusion by Nortel as to the manner of classification, treatment, allowance, or payment in the Creditor Protection Proceedings, including in connection with any plan that may be approved by any relevant court and that may become effective pursuant to a court's order.

Post-Petition Date cost reduction activities

Included in the February 25, 2009 workforce announcement were global workforce reductions of approximately 1,300 net positions for the Equity Investees which, upon completion, are expected to result in total charges to earnings of approximately $100 and total cash outlays of approximately $83. Included in the additional workforce reduction activities announced during the nine months ended September 30, 2009 which, upon completion, are expected to result in total charges to earnings of approximately $60 and total cash outlays of approximately $35. As of December 31, 2009, approximately $186 in total charges relating to net workforce reductions of 1,339 positions and other cost reduction activities were incurred by the Equity Investees.

Reorganization items — net

Reorganization items represent the direct and incremental costs related to the Creditor Protection Proceedings such as revenues, expenses such as professional fees directly related to the Creditor Protection Proceedings, realized gains and losses, and provisions for losses resulting from the reorganization and restructuring of the business. Reorganization items for the year ended December 31, 2009 related to the Equity Investees consisted of the following:

	2009
Professional fees	$(140)
Interest income	6
Pension adjustment	(4)
Lease repudiation	2
Key Executive Incentive Plan / Key Employee Retention Plan	(10)
Penalties	(9)
Settlements	17
Gain on Avaya divestiture	10
Other	(13)
Total reorganization items — net	$(141)

Related party transactions

In the ordinary course of business, Nortel engages in transactions with the Equity Investees. These transactions are sales and purchases of goods and services under usual trade terms and are measured at their exchange amounts. All material transactions between Nortel and the Equity Investees have been eliminated in Nortel's consolidated financial statements.

The Equity Investees related party transactions with Nortel for the year ended December 31, 2009 consisted of the following:

	2009
Sales	$124
Purchases	211

As of December 31, 2009, net accounts receivable and accounts payable to the Equity Investees were $56 and $405, respectively.

29. Contingencies

Creditor Protection Proceedings

As discussed in note 2, on January 14, 2009, the Canadian Debtors obtained an order from the Canadian Court for creditor protection and commenced ancillary proceedings under chapter 15 of the U.S. Bankruptcy Code, the U.S. Debtors filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code, and each of the EMEA Debtors obtained an administration order from the English Court. After the Petition Date, the Israeli Debtors initiated similar proceedings in Israel. More recently, one of our French subsidiaries, Nortel Networks SA, was placed into secondary proceedings in France and NNCI Inc. filed a voluntary petition for relief under Chapter 11 in the U.S. Court and became a party to the Chapter 11 Proceedings. Generally, as a result, all actions to enforce or otherwise effect payment or repayment of liabilities of any Debtor preceding the Petition Date, as well as pending litigation against any Debtor, are stayed as of the Petition Date. Absent further order of the applicable courts and subject to certain exceptions and, in Canada, potential time limits, no party may take any action to recover on pre-petition claims against any Debtor.

Pension Benefit Guaranty Corporation Complaint

The PBGC has filed a proof of claim against NNI and each of the U.S. Debtors for the unfunded benefit liabilities of the U.S. Pension Plan in the amount of $593. The PBGC has also filed unliquidated claims for contributions necessary to satisfy the minimum funding standards, a claim for insurance premiums, interest and penalties, and a claim for shortfall and amortization charges. Under ERISA, the PBGC may have the ability to impose certain claims and liens on NNI and certain NNI subsidiaries and affiliates (including liens on assets of certain Nortel entities not subject to the Creditor Protection Proceedings). See note 14.

The Pensions Regulator "Warning Notice"

In January 2010, The Pensions Regulator issued a Warning Notice in which it purports to identify certain Nortel entities, including NNC, NNL, NNI and NNCI as targets of a procedure by The Pensions Regulator for the issuance of a financial support direction in connection with the U.K. defined benefit pension plan. On February 26, 2010, the Canadian Debtors obtained an order of the Canadian Court, which included, among other things, (i) a declaration that the purported commencement of proceedings and exercise of rights by The Pensions Regulator breaches the Initial Order; and (ii) a declaration that any result obtained in the U.K. in breach of the stay under the CCAA Proceedings would not be recognized in the Canadian claims process. Also on February 26, 2010, the U.S. Debtors obtained an order of the U.S. Court providing that the automatic stay of the U.S. Bankruptcy Code is enforceable against the trustee of the U.K. defined benefit pension plan and the PPF and is fully applicable to the U.K. Pension Proceeding. In addition, the order of the U.S. Court provides that with respect to the U.S. Debtors, such proceedings are deemed void and without force or effect.

Securities Class Action Claim against former CEO and CFO

On May 18, 2009, a complaint was filed in the U.S. District Court for the Southern District of New York alleging violations of federal securities law between the period of May 2, 2008 through September 17, 2008, against Mike Zafirovski (Nortel's former President and Chief Executive Officer) and Pavi Binning (Nortel's Executive Vice President, Chief Financial Officer and Chief Restructuring Officer). Although Nortel is not a named defendant, this lawsuit has been stayed as a result of the Creditor Protection Proceedings. Messrs Zafirovski and Binning have filed claims in the U.S. Court for indemnification and contribution for potential liability arising out of this matter in amounts to be determined.

ERISA Lawsuit

Beginning in December 2001, Nortel, together with certain of its then-current and former directors, officers and employees, were named as a defendant in several purported class action lawsuits pursuant to ERISA. These lawsuits have been consolidated into a single proceeding in the U.S. District Court for the Middle District of Tennessee. This lawsuit is on behalf of participants and beneficiaries of the Nortel Long-Term Investment Plan, who held shares of the Nortel Networks Stock Fund during the class period, which has yet to be determined by the court. The lawsuit alleges, among other things, material misrepresentations and omissions to induce participants and beneficiaries to continue to invest in and maintain investments in NNC common shares through the investment plan. The court has not yet ruled as to whether the plaintiff's proposed class action should be certified. As a result of the Creditor Protection Proceedings, on September 25, 2009, the district court ordered the case administratively closed.

Canadian Pension Class Action

On June 24, 2008, a purported class action lawsuit was filed against Nortel and NNL in the Ontario Superior Court of Justice in Ottawa, Canada alleging, among other things, that certain recent changes related to Nortel's pension plan did not comply with the *Pension Benefits Act* (Ontario) or common law notification requirements. The plaintiffs seek declaratory and equitable relief, and unspecified monetary damages. As a result of the Creditor Protection Proceedings, this lawsuit has been stayed.

Nortel Statement of Claim Against its Former Officers

In January 2005, Nortel and NNL filed a Statement of Claim in the Ontario Superior Court of Justice against Messrs. Frank Dunn, Douglas Beatty and Michael Gollogly, Nortel's former senior officers who were terminated for cause in April 2004, seeking the return of payments made to them under Nortel's bonus plan in 2003. One-half of any recovery from this litigation is subject to the Global Class Action Settlement (see note 23).

Former Officers' Statements of Claim Against Nortel

In April 2006, Mr. Dunn filed a Notice of Action and Statement of Claim in the Ontario Superior Court of Justice against Nortel and NNL asserting claims for wrongful dismissal, defamation and mental distress, and seeking punitive, exemplary and aggravated damages, out-of-pocket expenses and special damages, indemnity for legal expenses incurred as a result of civil and administrative proceedings brought against him by reason of his having been an officer or director of the defendants, pre-judgment interest and costs. Mr. Dunn has further brought an application before the Ontario Superior Court of Justice against Nortel and NNL seeking an order that, pursuant to its by-laws, Nortel reimburse him for all past and future defense costs he has incurred as a result of proceedings commenced against him by reason of his being or having been a director or officer of Nortel.

In May and October 2006, respectively, Messrs Gollogly and Beatty filed Statements of Claim in the Ontario Superior Court of Justice against Nortel and NNL asserting claims for, among other things, wrongful dismissal and seeking compensatory, aggravated and punitive damages, and pre-and post-judgment interest and costs.

As a result of the Creditor Protection Proceedings, these lawsuits have been stayed.

Except as otherwise described herein, in each of the matters described above, the plaintiffs are seeking an unspecified amount of monetary damages. Nortel is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact to Nortel of the above matters, which, unless otherwise specified, seek damages from the defendants of material or indeterminate amounts or could result in fines and penalties. Nortel cannot determine whether these actions, suits, claims and proceedings will, individually or collectively, have a material adverse effect on its business, results of operations, financial condition or liquidity. Except as otherwise described herein, Nortel intends to defend the above actions, suits, claims and proceedings in which it is a defendant, litigating or settling cases where in management's judgment it would be in the best interest of shareholders to do so. Nortel will continue to cooperate fully with all authorities in connection with the regulatory and criminal investigations.

Nortel is also a defendant in various other suits, claims, proceedings and investigations that arise in the normal course of business.

Environmental matters

Nortel's business is subject to a wide range of continuously evolving environmental laws in various jurisdictions. Nortel seeks to operate its business in compliance with these changing laws and regularly evaluates their impact on operations, products and facilities. Existing and new laws may cause Nortel to incur additional costs. In some cases, environmental laws affect Nortel's ability to import or export certain products to or from, or produce or sell certain products in, some jurisdictions, or have caused it to redesign products to avoid use of regulated substances. Although costs relating to environmental compliance have not had a material adverse effect on the business, results of operations, financial condition or liquidity to date, there can be no assurance that such costs will not have a material adverse effect going forward. Nortel continues to evolve compliance plans and risk mitigation strategies relating to the new laws and requirements. Nortel intends to design and manufacture products that are compliant with all applicable legislation and meet its quality and reliability requirements.

Nortel has a corporate environmental management system standard and an environmental program to promote such compliance. Moreover, Nortel has a risk-based, integrated environment, health and safety audit program. Nortel's environmental program focuses its activities on design for the environment, supply chain and packaging reduction issues. Nortel works with its suppliers and other external groups to encourage the sharing of non-proprietary information on environmental research.

Nortel is exposed to liabilities and compliance costs arising from its past generation, management and disposal of hazardous substances and wastes. As of December 31, 2009, the accruals on the consolidated balance sheet for environmental matters were $10. Based on information available as of December 31, 2009, management believes that the existing accruals are sufficient to satisfy probable and reasonably estimable environmental liabilities related to known environmental matters. Any additional liabilities that may result from these matters, and any additional liabilities that may result in connection with other locations currently under investigation, are not expected to have a material adverse effect on the business, results of operations, financial condition and liquidity of Nortel.

Nortel has remedial activities under way at 7 sites that are either currently or previously owned. An estimate of Nortel's anticipated remediation costs associated with all such sites, to the extent probable and reasonably estimable, is included in the environmental accruals referred to above in an approximate amount of $10.

Nortel is also listed as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") at three Superfund sites in the U.S. At two of the Superfund sites, Nortel is considered a *de minimis* potentially responsible party. A potentially responsible party within the meaning of CERCLA is generally considered to be a major contributor to the total hazardous waste at a Superfund site (typically 1% or more, depending on the circumstances). A *de minimis* potentially responsible party is generally considered to have contributed less than 1% (depending on the circumstances) of the total hazardous waste at a Superfund site. An estimate of Nortel's share of the anticipated remediation costs associated with such Superfund sites is expected to be *de minimis* and is included in the environmental accruals of $10 referred to above.

Liability under CERCLA may be imposed on a joint and several basis, without regard to the extent of Nortel's involvement. In addition, the accuracy of Nortel's estimate of environmental liability is affected by several uncertainties such as additional requirements which may be identified in connection with remedial activities, the complexity and evolution of environmental laws and regulations, and the identification of presently unknown remediation requirements. Consequently, Nortel's liability could be greater than its current estimate.

30. Subsequent events

In addition to the events identified in notes 2 and 9, the Company has evaluated subsequent events through the filing date and determined that no other significant events occurred which require disclosure.

* * * * *

Quarterly Financial Data (Unaudited)

The selected financial data presented below was derived from Nortel's unaudited consolidated financial statements and related notes thereto for the three month periods ended March 31st, June 30th and September 30th of 2008 and 2009. The selected financial data for fourth quarter 2008 was previously reported in our 2008 Annual Report. The three month period ended December 31st, 2009 selected financial data has not been previously reported. The selected financial data for the three month periods ended March 31st and June 30th of 2008 and 2009 and December 31st, 2008 has been adjusted from that previously presented as described below.

The selected financial data presented below does not purport to reflect or provide for the consequences of the Creditor Protection Proceedings. In particular, such selected financial data does not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholders accounts, the effect of any changes that may be made in Nortel's capitalization; (d) as to operations, the effect of any changes that may be made in Nortel's business; or (e) as to divestiture proceeds held in escrow, the final allocation of these proceeds as between various Nortel legal entities, which will ultimately be determined either by joint agreement or through a dispute resolution proceeding (see note 2).

Nortel believes all adjustments necessary for a fair presentation of the results for the periods presented have been made.

	4th Quarter		3rd Quarter		2nd Quarter		1st Quarter	
	2009	2008	2009	2008	2009	2008	2009	2008
	(Millions of U.S. Dollars, except per share amounts)							
Revenues	$ 794	$ 2,071	$1,045	$ 1,595	$1,208	$1,920	$1,041	$2,037
Gross Profit	304	849	470	610	528	843	430	857
Net earnings (loss)	1,770	(2,137)	(505)	(3,392)	(263)	(58)	(481)	(60)
Net earnings (loss) attributable to NNC	1,777	(2,135)	(508)	(3,413)	(274)	(113)	(507)	(138)
Basic earnings (loss) per common share	3.56	(4.28)	(1.02)	(6.85)	(0.55)	(0.23)	(1.02)	(0.28)
Diluted earnings (loss) per common share	3.33	(4.28)	(1.02)	(6.85)	(0.55)	(0.23)	(1.02)	(0.28)

The following significant items were recorded in the fourth quarter of 2009:

- During the fourth quarter of 2009, Nortel completed the sale of substantially all of its CDMA business and LTE Access assets to Ericsson for a purchase price of $1,130 and recognized a gain of $1,202 which was partially offset by asset impairments
- During the fourth quarter of 2009, Nortel completed the sale of substantially all the assets of its ES business to Avaya for a purchase price of $900 and recognized a gain of $756 which partially offset by asset impairments.

As described in Note 1 to the accompanying audited consolidated financial statements, effective January 14, 2009, Nortel deconsolidated the Equity Investees and accounted for them under the equity method. As discussed in Note 1 to the accompanying audited consolidated financial statements, these changes will be reflected in future filings of quarterly reports on Form 10-Q. Further, Nortel has classified the ES business as discontinued operations and, as such, has recast the quarterly financial data. The impact of these changes has been to reduce the quarterly revenues and gross profit for the first and second quarters of 2009 and 2008 and the fourth quarter of 2008 as follows:

	4th Quarter	2nd Quarter		1st Quarter	
	2008	2009	2008	2009	2008
Revenues	$651	$764	$702	$692	$721
Gross Profit	251	226	287	195	289